2025

Proxy Statement



Notice of 2025 Annual Meeting and Proxy Statement, and 2024 Annual Report.

Allstate exists to serve customers, create opportunity for our team, generate attractive returns for investors, improve communities and make a difference in the world.



Our Shared Purpose

As the good hands…

We empower customers with protection to help them achieve their hopes and dreams.

We provide affordable, simple and connected protection solutions.

We create opportunity for our team, economic value for our shareholders and improve communities.



Letter from Chair, President & CEO

Fellow Shareholders,

Allstate had an outstanding 2024, serving policyholders, advancing the Transformative Growth strategy and generating excellent returns. By creating the future instead of reacting to trends, we will continue a legacy of serving customers, generating returns for shareholders, providing opportunity for our team and improving communities.

Excellent Results

We successfully executed the auto insurance profitability improvement plan in 2024, but continue to be impacted by the negative effect of higher prices on policies in force. We had strong profitability and policy growth in homeowners insurance, protection plans and most other businesses.

- Revenues reached a record $64.1 billion in 2024, 12.3% above the prior year.



Total Revenue
($ in millions)

Year	Total Revenue
2024	$64,106
2023	$57,094
2022	$51,411

Premiums Earned – Auto

Year	Premiums Earned – Auto
2024	▲ 10.7% YoY $36,475
2023	$32,940
2022	$29,715

Premiums Earned – Home

Year	Premiums Earned – Home
2024	▲ 13.8% YoY $13,360
2023	$11,739
2022	$10,418

Protection Services Revenue[1]

Year	Protection Services Revenue
2024	▲ 16.7% YoY $3,237
2023	$2,773
2022	$2,539

[1] *Excludes net gains and losses on investments and derivatives*

- Policies in force reached 208 million, 7.2% above 2023.
  - Auto insurance policies in force, however, declined by 1.4% in 2024, reflecting the continued impact of raising average rates by 39.2% over the last three years.
  - Homeowners insurance policies in force increased 2.4% as our industry-leading capabilities continue to differentiate Allstate in the marketplace.
  - Protection Plans embedded protection grew by 10% to 160 million items in force.
- Net Income was $4.6 billion and Adjusted Net Income* was $4.9 billion, leading to an exceptional return on equity of 25.8%.



Net Income Applicable to Common Shareholders
($ in millions)

2020 was not restated to reflect the impact of the adoption of the FASB guidance revising the accounting for certain long-duration insurance contracts

Navigated industry-wide challenges in 2022 and 2023, including unprecedented inflation in auto repair costs and severe weather events.

- Net investment income rose by $614 million, a 24.8% increase from 2023 as decisions to extend fixed income duration and higher interest rates increased interest income.



2024 Investment Portfolio Allocation
($ in millions)

Market-based interest-bearing: Investment grade, government and short-term
$53,981

Market-based interest-bearing: Below investment grade
$4,827

Market-based equity investments
$3,342

Performance-based
$10,460

Total investment portfolio **$72,610**



Investment Income, Before Expenses
($ in millions)

Market-based
$2,728

Performance-based
$679



- Shareholder total return was 40.6% in 2024, reflecting strong operating and financial returns. Excellent operating results and the planned divestiture of the Health and Benefits businesses supported an increase in the quarterly dividend to $1.00 per share for the first quarter of 2025 and initiation of a $1.5 billion share repurchase program. Maintaining this success will require focusing on profitability given a potential increase in costs from U.S. automotive tariffs, and strong execution of our growth strategy.



Stock Price Over The Past Three Years

Growth Strategy

Allstate's strategy is to increase market share in personal property-liability insurance and expand protection provided to consumers.

The Transformative Growth strategy to build a low-cost **property-liability** business has made significant progress since being initiated five years ago. The strategy has five components:

- **Increase customer value** – Costs have been reduced, enabling us to offer lower prices without impacting shareholder returns. The expense ratio was lowered from 24.1% to 21.7% between 2019 and 2024. New Affordable, Simple and Connected auto and home insurance products have been launched and will be available to most of the country this year.



> Customer experience is ultimately individual interactions and in 2024, numerous initiatives combined to improve 25 million experiences. This year the S.A.V.E. (Show Allstate customers Value Every day) program is designed to improve another 25 million interactions, of which 10 million are working with auto and home insurance customers to reduce their premiums by more than 5%.

- **Expand customer access** – Availability has been significantly expanded with property-liability new business production at record levels and almost evenly split between Allstate agents, independent agents and direct sales. A significant contributor was the 2021 acquisition of National General, which has been outstanding from a strategic, operational and financial perspective.

- **Enhance customer acquisition** – Sophisticated analytics, increased spending and exceptional creativity is creating "Mayhem" for competitors as brand consideration improved while increasing new business.

- **Deploy new technology ecosystem** – We are living into a "technology-driven strategy" rather than a strategy that is "supported by technology." This is much more than just new software, which we have built and works! It requires increasing our engineering talent combined with cross functional operating teams to redesign business processes. Large language models are also being used to improve customer satisfaction, such as improving email communications and providing insights to support better decision-making.

- **Organizational transformation** – Our culture is evolving for continued innovation and growth. Reducing hierarchy, eliminating silos and increasing risk acceptance are integral to success.

The Protection Services businesses had strong growth and profitability last year.

- **Protection Plans** continues its growth through U.S. retailers and an expanding international presence. We acquired Kingfisher last year to enhance capabilities to grow mobile device protection and service relationships.

- **Identity Protection** has adapted to increased competition by embracing the Transformative Growth concepts of developing new products, expanding distribution and leveraging technology.

- **The Dealer Services** and **Roadside** businesses differentiate Allstate from competitors by broadening protection available to customers through embedded offerings.

- **Arity** continues to develop new products and services having now accumulated over 2 trillion miles of driving data.

We also had excellent outcomes on the sale of the Health and Benefits businesses with agreements to sell the two largest businesses for a combined $3.25 billion, with closings expected in 2025.

A Purpose-driven Company Powered by People

Our Shared Purpose has guided Allstate's focus for 18 years by articulating that we exist to empower customers with protection, create economic value for shareholders, provide opportunity for our team and improve communities. It clarifies our values, operating standards and behaviors to ensure 55,000 employees execute with integrity, speed and precision. To connect this purpose to day-to-day activity, we have created "strategic middleware" that support decision clarity, like a "you are here" chart.

The Employee Value Proposition is one of the pieces of middleware and has been updated to focus on: purpose, professional growth, individuality, rewards and winning. Allstate's 84% employee engagement score exceeds competitive benchmarks and pre-pandemic levels. There has, however, been a small decline in connectivity measures, particularly outside of immediate teams. We are addressing this now rather than having a gradual deterioration in engagement, using Hemingway's wisdom in *The Sun Also Rises*:

> *How did you go bankrupt?*
> **Two ways. Gradually and then suddenly.**
> — HEMINGWAY, *THE SUN ALSO RISES*

Our approach is not to mandate that employees come into the office every day of the week. Instead, we are determining what work, learning and employee development is best done in person or remotely. This will enable us to optimize employee effectiveness and gain efficiency through lower real estate costs while providing some employee flexibility. Leaders have a broad range of resources and tools and will be held accountable for connectivity.

Allstate was named one of the 250 Best-Managed companies for the eighth consecutive year by The Wall Street Journal and Drucker Institute.

Culture is a self-sustaining system of shared values, priorities and principles that shape beliefs, drive behaviors and influence decision-making within an organization.



Societal Engagement

We use a societal engagement framework to navigate today's tumultuous and divisive world. It begins with a simple question, "Will it help us better serve customers?" The framework prioritizes key issues and informs our engagement strategy to create value for customers and shareholders.

Six principles inform our position on issues and the actions we take

1 Customers:
Will it help us better serve customers?

2 Values:
Does it align with our values?

3 Expertise:
Do we have sufficient expertise?

4 Agency:
Can we affect change?

5 Stakeholder impact:
How does it affect stakeholders?

6 Risk/return:
What's the risk/return profile?

We are focused on two broader societal issues: the impact of increased severe weather and consumer privacy. We have actively addressed the growing impact of severe weather for nearly 30 years because it affects our customers, communities and shareholders. We insure 7.5 million homes and have incurred nearly $20 billion in catastrophe losses over the last five years in helping customers recover from disasters.

Allstate focuses on the realities of recovery, remediation and resilience, not the genesis of climate change. We have an industry leading business model that provides customers with homeowners protection at an accurate price that generated underwriting income of $6.9 billion over the last decade and profit in 11 of the last 12 years. Many competitors have not adapted and the industry generated underwriting losses of $28 billion from 2021 to 2023. Consequently, some homeowners are not able to get adequate insurance, creating opportunity for Allstate.

Allstate advocates for market-based reforms using private and public market solutions to increase consumer choice to protect their homes. In last year's letter I laid out a detailed set of considerations on how to move forward but there has not been significant progress from the public sector, despite a continued increase in catastrophe losses. Advocacy is focused on improving the speed of remediation and funding for pre-disaster adaptation and resiliency investments at the state and federal level. This will lower property damage and insurance costs, and more importantly, better protect people.

Total Catastrophe Losses for Property-Liability
($ in millions)



Allstate is also actively engaged in privacy standards since customers want to be digitally protected and the Identity Protection business serves customers through 2.5 million policies in force. Allstate's corporate standards on data protection and transparency are exceptionally high, so customers know how and why their information is being used. We advocate for laws and regulations that meet customers' privacy standards while allowing them to benefit from a digital world.

The Allstate Foundation also improves the communities where our customers live and work. There are three focus areas: empowering youth to serve, disrupting the cycle of relationship abuse and workforce readiness. Over the last three years the Foundation has distributed $115 million to over 11,700 nonprofits in virtually every community where we do business.

Looking forward, Allstate will stay focused on Our Shared Purpose and act decisively. If U.S. automotive tariffs are implemented this will lead to inflation in car repair and replacement costs necessitating higher auto insurance rates. The same is likely true for homeowners insurance and protection plans. The investment portfolio is primarily in investment grade bonds, which is a safer port in the event of an economic recession. Equity growth investments are below long-term targets, but we are preparing in case private equity markets deteriorate. Inside the company there are a lot of "green lights" to manage external challenges; increased customer empathy, greater analytical sophistication, agile technology systems, excellent operational expertise, high employee engagement and a strong capital position.

Allstate is positioned for success with Our Shared Purpose guiding our way and a world class leadership team that has the head, heart and courage to create the future. It is an honor to have the opportunity to help 55,000 Allstaters make a difference in the world!

Thomas J. Wilson
Chair, President and CEO

---

*   Measures used in this proxy statement that are not based on generally accepted accounting principles (non-GAAP) are denoted with an asterisk (*). For definitions of these terms, please see the definitions of non-GAAP measures on **pages 106-109**.



Letter from Independent Directors

Allstate's Shareholders,

Thank you for trusting us as fiduciaries of Allstate. Allstate had an exceptional 2024, helping nearly 9 million customers when the unexpected happens, improving profitability, and successfully deploying the Transformative Growth strategy. Transparency and accountability are the foundation of our work. This letter highlights the Board's performance during the last year.

Interactive Corporate Governance

Allstate's role is to provide customers with exceptional value, earn attractive returns for shareholders, create opportunity for employees and improve the communities we serve. Oversight is grounded in Our Shared Purpose and uses a comprehensive structure of governance practices to appropriately balance priorities.

Risk and Return Oversight - The external environment is volatile from a weather, economic and political perspective, and we expect this to continue. To help manage and mitigate these risks, a comprehensive Enterprise Risk and Return Management Framework is utilized. By overseeing immediate and long-term results, decisions and plans through this framework, this ensures sustainable value creation. The full Board assesses risk and return practices and positions twice a year, supported by comprehensive Risk and Return Committee reviews, to ensure three objectives are achieved: Maintain a Strong Foundation, Build Strategic Value and Optimize Return per Unit of Risk.

- **External Engagement** - External independent advisors are used to provide insights on compensation, cybersecurity and governance. Allstate remains in close contact with shareholders to reflect their feedback and adjust as necessary. A comprehensive shareholder engagement model built up over the last 14 years, combined with transparent dialogue on governance three times a year enables the Board to incorporate your perspectives.

- **Performance Evaluation** - The Board continuously evaluates its capabilities and performance and adapts to improve oversight. Evaluations are done for committees, the Board and individual directors and assess overall board effectiveness. In 2024, we focused on growth opportunities, implementing a technology- driven strategy and expanding dialogue on committee reports.

- **Societal Engagement** - Increasing demands on and criticism of corporations for involvement in societal issues is navigated using a Societal Engagement Framework. Allstate's involvement is assessed based on the impact to customers, subject matter expertise, the ability to impact change and the risk and return on operating results and reputation. The current focus is on resiliency and remediation from catastrophic weather events and consumer privacy.

  - **Climate Commitments** - Allstate continues to focus on climate resilience and remediation as it relates to our customers, and has committed to reduce Scope 1 and 2 emissions to zero by 2030. Commitments have not been made on Scope 3 emissions since measurement standards are not precise and goals could have unintended consequences on customers or the investment portfolio.

> Since 2011, we have maintained a robust shareholder engagement program. We proactively reach out to shareholders representing more than 50% of our total outstanding shares and engage with shareholders representing approximately 1/3 of our shares, as reflected in our 2024 engagements.
>
> Recognized as a World's Most Ethical Company by Ethisphere for the 11th year in a row.



Broad Strategic and Operational Oversight

The Board is fully engaged in the oversight of Allstate's strategy and operational performance. The strategy to increase market share in personal property-liability and expand protection offered to consumers aligns with Our Shared Purpose and will increase shareholder value. We discuss strategic priorities and implementation at every meeting and oversee the proactive management of Allstate's $73 billion investment portfolio. Management's decision to invest in Transformative Growth despite lower profitability in the prior two years was well executed, with the company now positioned for growth. Strong operating results in 2024 are a reflection of operational excellence. The divestiture of the Health and Benefits businesses is being well executed, with the Employer Voluntary Benefits business sale closed in April 2025 and a definitive agreement to sell the Group Health business, which will generate a combined $3.25 billion.

The dividend was increased to $1.00 per share and a $1.5 billion share repurchase program was instituted in the first quarter of 2025 based on strong operating results and the planned divestiture of the Health and Benefits businesses.

Enhancing Strong Human Capital and Succession Planning

Allstate's human capital, succession practices and culture are critical to fulfilling its purpose. The Board reviews talent management and organizational health to ensure that capabilities and engagement levels exist to better serve customers and create shareholder value. Leadership succession is discussed four times a year:

- Senior Leadership succession and development plans to ensure the best team
- CEO succession reviews cover internal and external alternatives, supported by an executive search firm
- Scenario planning in the event of an unexpected senior leader departure
- Enterprise organizational health and leadership development practices and results to assess the breadth and depth of talent.

The Compensation and Human Capital Committee structures and establishes CEO and leadership compensation programs and approves actual results. No significant changes were made to the 2025 programs based on an independent external advisor market pay practices review and feedback from shareholders during our regular engagements.

Allstate is well positioned strategically and operationally, having continued to transform the business while improving earnings. We are focused on ensuring Allstate builds on this legacy of success and value the trust you have in us!

Donald E. Brown	**Margaret M. Keane**	**Jacques P. Perold**	**Judith A. Sprieser**
Kermit R. Crawford	**Siddharth N. (Bobby) Mehta**	**Andrea Redmond**	**Perry M. Traquina**
Richard T. Hume	**Maria R. Morris**	**Gregg M. Sherrill**	**Monica J. Turner**


Notice of 2025
Annual Meeting of Shareholders

Items of Business

		BOARD RECOMMENDATION	SEE PAGES
1	Election of 13 Directors	✅ **FOR** each nominee	**17-46 ▶**
2	Say-on-Pay: Advisory Vote on the Compensation of the Named Executives	✅ **FOR**	**47-91 ▶**
3	Ratification of Appointment of Deloitte & Touche LLP as Allstate's Independent Registered Public Accountant for 2025	✅ **FOR**	**92-95 ▶**

In addition, any other business properly presented may be acted upon at the meeting.

By Order of the Board,

Julie Cho
Secretary
April 17, 2025

> **Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 29, 2025**
>
> The Notice of 2025 Annual Meeting and Proxy Statement and the means to vote by Internet, and the 2024 Annual Report, are available at **proxyvote.com**.

Date and Time
May 29, 2025, at 11:00 a.m. Central Time. Admission to the webcast begins at 10:30 a.m. Central Time.

Virtual (Online Only)
www.virtualshareholdermeeting.com/ALL2025

Record Date
March 31, 2025. Each share of common stock is entitled to one vote for each director candidate and one vote for each of the other proposals.

Participation
Shareholders who wish to participate in the meeting should review **pages 102-105**.

Date of Mailing
On or about April 17, 2025, these proxy materials and annual report are being mailed or made available to shareholders and to participants in the Allstate 401(k) Savings Plan.

How to Vote in Advance

Your vote is important. Please vote as soon as possible by one of the methods shown below. **Make sure to have your proxy card, voting instruction form or Notice of Internet Availability in hand and follow the instructions.** You may also vote during the Annual Meeting by visiting **www.virtualshareholdermeeting.com/ALL2025**, entering your control number and following the instructions.

By Telephone
In the U.S. or Canada, you can vote your shares toll-free by calling **1-800-690-6903**.

By Mail
You can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

By Internet
You can vote your shares online at **proxyvote.com**.

By Tablet or Smartphone
You can vote your shares with your tablet or smartphone by scanning the QR code.





Table of Contents

About Allstate

Our Shared Purpose

We empower customers with affordable, simple and connected protection to help them achieve their hopes and dreams. Protecting customers enables us to generate shareholder returns, create opportunity for our team and improve communities.

What We Do

Protection at home, work and play

Allstate has been protecting people from life's uncertainties since 1931. We offer a wide range of protection for autos, homes, personal property and identities. Products are distributed through a wide range of distribution partners including: Allstate agents, independent agents, employee benefit brokers, major retailers in the U.S., Asia, and Europe and directly to consumers via the web and call centers.


Increase personal property-liability market share
Allstate.
NATIONAL GENERAL. an Allstate company
Answer financial.
Leveraging Allstate brand, customer base and capabilities
Allstate. PROTECTION PLANS
Allstate. DEALER SERVICES
Expand protection services
Allstate. IDENTITY PROTECTION
Allstate. ROADSIDE
arity

Allstate at a Glance

208
million policies in force

55,000
employees

1,800
direct sales representatives

27,700
Allstate exclusive agents and licensed sales professionals

55,000
independent agent locations

14,000+
retail and mobile operators distributing Allstate Protection Plans

A $73 billion investment portfolio is actively managed and integrated in enterprise risk and return practices.

2024 Investment Portfolio Allocation
($ in millions)


Market-based interest-bearing: Investment grade, government and short-term
$53,981
Market-based interest-bearing: Below investment grade
$4,827
Market-based equity investments
$3,342
Performance-based
$10,460

Total investment portfolio **$72,610**



2025 Operating Priorities

1



Achieve
Target Returns

Earn a fair return on capital

2



Grow
Our Customer Base

Increase new business and retain more customers

3



Execute
Transformative Growth

Multi-year initiative to build low-cost digital insurer with broad distribution

2024 Financial Highlights

$64.1B
Revenue

$4.6B
Net Income

$4.9B
Adjusted Net Income*

Total Shareholder Returns for 1 Year, 3 Year and 5 Year



1 year 40.6% ↑   **3 year 76.9%** ↑   **5 year 94.2%** ↑

25.8%
Net Income Return on Allstate Common Equity

$16.99
Net Income Per Common Share

$72.35
Book Value Per Common Share

* Measures used in this proxy statement that are not based on generally accepted accounting principles (non-GAAP) are denoted with an asterisk (*). For definitions of these terms, please see the definitions of non-GAAP measures on **pages 106-109.**



Voting Roadmap

1 Election of 13 Directors

- All candidates are highly successful executives with relevant skills and expertise
- Average independent director tenure of nine years, and 12 out of 13 director candidates are independent
- Director nominees have broad leadership experience
- Comprehensive shareholder engagement program

✓ **VOTING RECOMMENDATION:**
The Board recommends a vote **FOR** each director nominee.
See pages 17-46 for further information

Gregg M. Sherrill, 72
Lead Director
Former Executive Chair and
CEO of Tenneco Inc.
Tenure: 7

Richard T. Hume, 65
Former CEO of TD
SYNNEX CORPORATION
Tenure: 4

Margaret M. Keane, 65
CEO of Cisive Inc.
Tenure: 7

Donald E. Brown, 53
Former EVP,
Chief Innovation Officer
and CFO of NiSource Inc.
Tenure: 4

Perry M. Traquina, 69
Former Chairman, CEO and
Managing Partner of
Wellington Management
Company LLP
Tenure: 8

Monica J. Turner, 59
President, North America of
The Procter and Gamble Company
Tenure: 2

Balanced Tenure

④ members with <5
years tenure

Jacques P. Perold, 66
Former President of
Fidelity Management &
Research Company LLC
Tenure: 9

Maria R. Morris, 62
Former EVP and
Head of Global Benefits of
MetLife, Inc.
Tenure: 1

④ members with 5-10
years tenure

**Siddharth N. (Bobby)
Mehta, 67**
Former President and CEO
of TransUnion
Tenure: 11

Judith A. Sprieser, 71
Former CEO of Transora Inc.
Tenure: 25

⑤ members with >10
years tenure

Andrea Redmond, 69
Former Managing Director
of Russell Reynolds Associates Inc.
Tenure: 15

Kermit R. Crawford, 65
Former President and COO
of Rite Aid Corporation
Tenure: 12

Thomas J. Wilson, 67
Chair, President and CEO of
The Allstate Corporation
Tenure: 18

A Closer Look at Our Board



Board Independence

92%
Independent

Directors with CEO or President Leadership Experience

77%

Gender and/or Racial/Ethnic Diversity

62%



2 Say-on-Pay: Advisory Vote on the Compensation of the Named Executives

- Independent oversight by Compensation and Human Capital Committee of the Board
- Independent compensation consultant utilized to evaluate and benchmark compensation program
- Active shareholder engagement on structure and results
- Executive compensation targeted at 50th percentile of peers and aligned with short- and long-term business goals and strategy



VOTING RECOMMENDATION:

The Board recommends a vote **FOR** this proposal.

See pages 47-91 for further information

2024 Compensation Program Components

Allstate's executive compensation program reflects our pay-for-performance culture. The table below outlines each of the principal elements of the company's executive compensation program:

	Cash			Long-Term Equity-Based Incentive	
	Fixed	Performance-Based/At-Risk			
COMPONENT	Salary	Annual Cash Incentive	Performance Stock Awards	Stock Options	Restricted Stock Units
LINK TO SHAREHOLDER VALUE	Targeted at 50th percentile of peers to support Allstate's goal of attracting and retaining top executive talent.	Motivates and rewards executives for performance on key strategic, operational and financial measures during the year.	Motivates and rewards executives for performance on key long-term measures and aligns the interests of executives with long-term shareholder value.	Stock options comprise 30% of equity incentives granted to our CEO in 2024 and 20% for others. Aligns interests of executives with long-term shareholder value.	Restricted Stock Units comprise 20% of equity incentives granted to executives (none to CEO) in 2024. Aligns interests of executives with long-term shareholder value.

Target Compensation Mix

The chart below illustrates the pay-for-performance design of our 2024 executive compensation program. For 2024, approximately 92% and 84% of CEO and other NEO (average) compensation, respectively, was at-risk performance-based pay.

CEO

	At-Risk Performance-Based Pay: 92%		
8% Base Salary	22% Annual Cash Incentive	49% Performance Stock Awards	21% Stock Options

OTHER NEOs

	At-Risk Performance-Based Pay: 84%			
16% Base Salary	30% Annual Cash Incentive	32% Performance Stock Awards	11% Stock Options	11% Restricted Stock Units



3 Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2025

- Independent firm with few ancillary services and reasonable fees
- The Audit Committee annually evaluates Deloitte & Touche LLP and has determined that its retention continues to be in the best interests of Allstate and its shareholders
- The Public Company Accounting Oversight Board has not implemented mandatory tenure limits; the Audit Committee actively evaluates viable independent alternatives



VOTING RECOMMENDATION:

The Board recommends a vote **FOR** this proposal.

See pages 92-95 for further information



Corporate Governance

1 Election of 13 Directors


VOTING RECOMMENDATION:

The Board recommends a vote **FOR** each director nominee.

What am I Voting on?

The Board recommends 13 nominees for election to the Allstate Board for one-year terms beginning in May 2025 and until a successor is duly elected and qualified or his or her earlier resignation or removal.

Overview

- All candidates are highly successful executives with relevant skills and expertise
- Average independent director tenure of nine years, and 12 out of 13 director candidates are independent
- Director nominees have broad leadership experience
- Comprehensive shareholder engagement program

Each nominee was previously elected at Allstate's Annual Meeting of Shareholders on May 14, 2024, for a one-year term. The Board expects all nominees named in this proxy statement to be available for election. If any nominee is not available, then the proxies may vote for a substitute.

WHERE TO FIND

Our Director Nominees

Director Nominees at a Glance

Name	Age[1]	Tenure (Years)[1]	Number of Other Public Company Boards	Committee Memberships
Thomas J. Wilson Chair, President and CEO of The Allstate Corporation	67	18	0	E
Gregg M. Sherrill IND Lead Director Former Executive Chair and CEO of Tenneco Inc.	72	7	1	NG E
Donald E. Brown IND Former EVP, Chief Innovation Officer and CFO of NiSource Inc.	53	4	0	A RR E
Kermit R. Crawford IND Former President and COO of Rite Aid Corporation	65	12	2	NG RR
Richard T. Hume IND Former CEO of TD SYNNEX CORPORATION	65	4	1	CH RR
Margaret M. Keane IND CEO of Cisive Inc.	65	7	1	CH RR
Siddharth N. (Bobby) Mehta IND Former President and CEO of TransUnion	67	11	2	A NG
Maria R. Morris IND Former EVP and Head of Global Benefits of MetLife, Inc.	62	1	2	CH NG
Jacques P. Perold IND Former President of Fidelity Management & Research Company LLC	66	9	1	RR A E
Andrea Redmond IND Former Managing Director of Russell Reynolds Associates Inc.	69	15	0	NG CH E
Judith A. Sprieser IND Former CEO of Transora Inc.	71	25	2	A CH
Perry M. Traquina IND Former Chairman, CEO and Managing Partner of Wellington Management Company LLP	69	8	2	CH RR E
Monica J. Turner IND President, North America of The Procter and Gamble Company	59	2	0	A NG

A	Audit Committee	CH	Compensation and Human Capital Committee	RR	Risk and Return Committee	NG	Nominating, Governance and Social Responsibility Committee
E	Executive Committee	(chair)	Committee Chair	IND	Independent		

[1] Calculated as of the date of this proxy statement.

Nominees' Skills and Experiences Advance Our Strategy

Our director nominees have a wide range of skills, experiences and leadership to oversee Allstate's execution of its strategy.

Strategic and Operational Oversight	**Shareholder Advocacy and Corporate Governance**	**Government, Public Policy and Regulatory Affairs**	**Leadership**
Financial Services	**Risk Management**	**Accounting and Finance**	**Technology and/or Cybersecurity**
Sustainability	**Human Capital Management and Succession Planning**	**Global Perspective**	**Innovation and Customer Focus**

Committee Capabilities

Our committees have the skills and experience necessary to fulfill the responsibilities set forth in their respective charters. The table below highlights four of the most relevant areas of expertise within each of the committees, but it is not an exhaustive listing of skills and expertise. For more information on committee responsibilities and committee member experience, **see pages 35-36**.

Capabilities/Experience	Audit Committee	Nominating, Governance and Social Responsibility Committee	Risk and Return Committee	Compensation and Human Capital Committee
Accounting and Finance	●		●	●
Complex, Highly Regulated Business	●		●	
Financial Services				●
Government, Public Policy and Regulatory		●		
Human Capital Management and Succession Planning		●		●
Risk Management	●	●	●	●
Sustainability		●		
Technology and Cybersecurity	●		●	



Director Biographies

Donald E. Brown

Independent

Age 53

Director since 2020 (4 years of tenure)

Professional Experience
- Former EVP, Chief Innovation Officer and CFO of NiSource Inc., a highly regulated natural gas and electric utilities company serving customers across multiple states.

Other Public Board Service
- None

Attendance at Board/ Committee Meetings
100%

Key Experience and Qualifications

Risk Management: Overall responsibility for identifying and evaluating financial risk exposures and determining steps to mitigate those risks during tenure at NiSource.

Accounting and Finance: Significant financial and accounting experience gained leading the financial operations of one of the largest utility companies in the country.

Technology and/or Cybersecurity: In-depth understanding of technological advancements and operational transformation to enhance the customer experience at NiSource.

Complex, Highly Regulated Businesses: Expertise developed while working within the heavily regulated utilities industry.

Innovation and Customer Focus: Experience obtained while overseeing a business focused on delivering safe, reliable and efficient services to customers and communities.

Government, Public Policy and Regulatory Affairs: Deep understanding of compliance and governmental requirements acquired as a senior leader of one of the largest fully regulated utility companies in the U.S.

Committee Assignments and Rationale

Audit Committee (Chair)
- Multiple leadership positions with financial oversight responsibility, including as CFO at NiSource.

Risk and Return Committee
- Experience evaluating risk exposures and return opportunities as a senior leader in a highly regulated utilities company.
- Chair of Allstate's Audit Committee. The Chairs of the Risk and Return and Audit Committees are required to be members of both committees, per their respective charters.

Kermit R. Crawford

Independent

Age 65

Director since 2013 (12 years of tenure)

Professional Experience
- Former President and COO of Rite Aid Corporation, which operates one of the leading retail drugstore chains in the U.S.
- Former EVP and President, Pharmacy, Health and Wellness for Walgreens Boots Alliance, Inc., which operates one of the largest drugstore chains in the U.S.
- Former Director of TransUnion and LifePoint Health.

Other Public Board Service
- C.H. Robinson Worldwide, Inc. (2020–present)
- VISA INC. (2022–present)

Attendance at Board/ Committee Meetings
100%

Key Experience and Qualifications

Risk Management: Extensive experience in business strategy and risk management gained through his leadership roles.

Accounting and Finance: Responsible for all operational aspects of large drugstore chains throughout the country, including financial results.

Innovation and Customer Focus: Deep understanding of consumer experiences and insights gained as President, Pharmacy, Health and Wellness at Walgreens, where he effectively oversaw the transition of the pharmacy experience from a model focused primarily on drug delivery to a pharmacist-patient centric model.

Succession Planning and Human Capital Management: As a senior leader at leading retail drugstore chains, responsibilities included leadership of large divisions and human capital priorities and culture.

Complex, Highly Regulated Businesses: Expertise acquired in assessing the strategies and performance of a geographically dispersed and consumer-focused service business in a highly competitive and regulated industry.

Government, Public Policy and Regulatory Affairs: Extensive knowledge of legal and regulatory requirements relevant for large, public companies gained as a senior leader of one of the largest drugstore chains in the U.S.

Committee Assignments and Rationale

Nominating, Governance and Social Responsibility Committee
- Accumulated critical expertise in corporate governance as a senior leader in a highly regulated industry.
- Responsibility for driving sustainability initiatives operating two of the largest drugstore chains in the U.S.

Risk and Return Committee
- Significant operational experience at large, geographically dispersed service organizations.
- Former chair of Allstate Audit Committee.



Richard T. Hume

Independent

Age 65

Director since 2020 (4 years of tenure)

Professional Experience
- Former CEO and director of TD SYNNEX CORPORATION, a global IT distribution and solutions company.
- Former COO of Tech Data Corporation.
- Former General Manager and COO, Global Technology Services of International Business Machines Corporation.

Other Public Board Service
- TD SYNNEX (2021–Present)

Attendance at Board/ Committee Meetings
100%

Key Experience and Qualifications

Risk Management: Acquired deep understanding of risk evaluation and management while overseeing business transformations, including major acquisitions, at leading technology companies.

Accounting and Finance: Strong operational experience acquired through leadership roles at large technology companies, including overseeing financial and accounting operations.

Technology and/or Cybersecurity: Extensive technology background gained as a senior leader at IBM and as CEO at TD SYNNEX with responsibility for overseeing the innovative strategy, technological advancement and transformative growth of a global IT distribution and solutions company.

Global Perspective: Deep knowledge gained while overseeing global technology services at IBM, leading the strategic direction and go-to-market execution of Tech Data's regional operations in the Americas, Europe and Asia Pacific, and as CEO of TD SYNNEX.

Succession Planning and Human Capital Management: Significant human capital management and succession planning experience gained through various senior leadership roles at public companies.

Innovation and Customer Focus: Experience overseeing innovative strategy, technological advancement and transformative growth at TD SYNNEX.

Committee Assignments and Rationale

Compensation and Human Capital Committee
- Significant management experience leading large companies as CEO and COO.
- Comprehensive market knowledge of executive compensation, recruitment and succession practices as CEO of TD SYNNEX.

Risk and Return Committee
- In-depth understanding of technology, innovation and transformative growth.
- Responsibility for strategic direction of large technology company.

Margaret M. Keane

Independent

Age 65

Director since 2018 (7 years of tenure)

Professional Experience
- CEO of Cisive Inc., a provider of employee background screening and related compliance services.
- Former Executive Chair, CEO and President of Synchrony Financial, a consumer financial services company.
- Former President and CEO of GE Capital Retail Finance.

Other Public Board Service
- Tenable Holdings, Inc. (2023–present)

Attendance at Board/ Committee Meetings
100%

Key Experience and Qualifications

Financial Services: Extensive operational and strategic experience in the consumer financial services industry acquired as CEO of two financial services companies.

Technology and/or Cybersecurity: Extensive knowledge of innovation and technology transformation strategies gained throughout financial services career, including driving Synchrony's digital transformation, and use of artificial intelligence, machine learning and data analytics to improve underwriting.

Risk Management: In-depth understanding and experience in risk and return management as CEO of financial services company.

Succession Planning and Human Capital Management: Significant experience in developing succession planning and performance goals as CEO of Synchrony Financial.

Innovation and Customer Focus: During time as CEO, led strategic and technology transformation in rapidly changing consumer payments industry.

Government, Public Policy and Regulatory Affairs: Gained experience as CEO in a highly regulated industry, as well as working on public policy as a member of Business Roundtable.

Committee Assignments and Rationale

Compensation and Human Capital Committee
- Substantial experience in establishing management performance objectives and specific goals across prior roles.
- Significant market knowledge of executive compensation as CEO of Synchrony Financial.

Risk and Return Committee
- Extensive experience in risk and return management as CEO of Synchrony Financial.
- Expertise in evaluating risk and return in innovation and technology transformation environments.



Siddharth N. (Bobby) Mehta

Independent

Age 67

Director since 2014 (11 years of tenure)

Professional Experience
- Former President and CEO of TransUnion, a global provider of credit information and risk management solutions.
- Former CEO of HSBC North America Holdings Inc.
- Former CEO of HSBC Finance Corporation.
- Former Director of TransUnion and Piramal Enterprises Ltd.

Other Public Board Service
- Jones Lang LaSalle Incorporated (2019–present)
- Northern Trust Corporation (2019–present)

Attendance at Board/ Committee Meetings
100%

Key Experience and Qualifications

Financial Services: Extensive operational and strategic experience in the financial services industry acquired as CEO of TransUnion and HSBC.

Risk Management: Deep understanding of identifying and managing risk obtained during tenure at TransUnion, a global provider of information and risk management solutions.

Technology and/or Cybersecurity: As CEO of TransUnion, used technology to increase revenues and global reach, and gained experience overseeing cybersecurity risk initiatives and programs throughout tenure as director at multiple public companies.

Accounting and Finance: Expertise acquired through multiple leadership positions with oversight responsibility for financial and accounting activities.

Complex, Highly Regulated Businesses: Through senior executive roles, gained valuable experience in the highly regulated insurance industry and investment activities.

Succession Planning and Human Capital Management: As CEO of TransUnion, led human capital initiatives and oversaw leadership succession planning.

Committee Assignments and Rationale

Audit Committee
- Leadership positions with financial oversight responsibility, including President and CEO of TransUnion, CEO of HSBC Finance Corporation and Chairman and CEO of HSBC North America Holdings Inc.
- Former Chair of Allstate Risk and Return Committee.

Nominating, Governance and Social Responsibility Committee
- Extensive corporate governance insights as CEO of TransUnion and external board positions.
- Deep understanding of public policy considerations in highly regulated industries.
- Chair of the Board of Directors of JLL (Jones Lang Lasalle Incorporated).

Maria R. Morris

Independent

Age 62

Director since 2024 (1 year of tenure)

Professional Experience
- Former EVP, Global Employee Benefits Business of MetLife, Inc.
- Other senior leadership roles during 33-year career at MetLife including Interim Head of MetLife U.S. Business, Interim Chief Marketing Officer and Head of Global Technology and Operations.

Other Public Board Service
- S&P Global Inc. (2016–present)
- Wells Fargo & Company (2018–present)

Attendance at Board/ Committee Meetings
100%

Key Experience and Qualifications

Financial Services: Extensive operational and strategic experience in the industry gained through tenure at MetLife.

Risk Management: In-depth understanding of risks relevant to financial services and insurance industries and additional experience gained as risk committee chair at another public company.

Innovation and Customer Focus: Experience acquired through various leadership roles. During time as Interim Chief Marketing Officer at MetLife, expanded product offerings and launched a global marketing research function.

Global Perspective: Gained through senior leadership roles, including expansion of MetLife's Global Employee Benefits business to more than 40 countries.

Complex, Highly Regulated Businesses: Brings valuable strategic, operational and industry experience in heavily-regulated insurance industry from 33-year career with MetLife.

Succession Planning and Human Capital Management: Expert in employee benefits, succession planning and human capital management, as well as member of human resources committee at another public company.

Committee Assignments and Rationale

Compensation and Human Capital Committee
- Significant leadership in a global organization driving growth and sustaining organizational health.

Nominating, Governance and Social Responsibility
- Oversaw corporate responsibility strategy in business and marketing leadership roles.
- Significant governance experience in financial services and insurance industries.



Jacques P. Perold

Independent

Age 66

Director since 2015 (9 years of tenure)

Professional Experience
- Chair, Founder and Former CEO of CapShift LLC, an investment advisory firm.
- Former President of Fidelity Management & Research Company LLC, a privately-held investment and asset management company serving clients worldwide.
- Founder, former President and Chief Investment Officer of Geode Capital Management LLC, a global asset manager and independent institutional investment firm and sub-advisor to Fidelity.

Other Public Board Service
- MSCI Inc. (2017–present)

Attendance at Board/ Committee Meetings
100%

Key Experience and Qualifications

Financial Services: Extensive experience in the industry gained while leading investments and operations at Geode Capital and Fidelity Management & Research Company, two global asset management companies.

Risk Management: Deep understanding of risks relevant to financial services industry, specifically related to investment activities, acquired during multiple senior leadership asset management roles.

Accounting and Finance: Comprehensive knowledge gained while holding leadership positions that required financial and accounting oversight responsibilities.

Technology and/or Cybersecurity: Experience gained during tenure as a senior leader at investment companies that used data-driven tools and solutions to help clients build more effective portfolios.

Complex, Highly Regulated Businesses: As President at both Fidelity and Geode, developed in depth understanding of SEC and FINRA rules that regulate the financial services industry.

Innovation and Customer Focus: Experience gained as leader of one of the world's largest asset management funds representing customers with nearly $2 trillion assets under management.

Committee Assignments and Rationale

Risk and Return Committee (Chair)
- Significant experience in management and oversight of risk for three large asset management firms.
- Current trustee of several mutual funds, including New York Life Insurance Company's MainStay Funds.

Audit Committee
- Multiple leadership positions with financial and operational oversight responsibilities, including as President of Fidelity.
- Chair of Allstate's Risk and Return Committee. The Chairs of the Risk and Return and Audit Committees are required to be members of both committees, per their respective charters.

Andrea Redmond

Independent

Age 69

Director since 2010 (15 years of tenure)

Professional Experience
- Former Managing Director, co-head of the CEO/board services practice, founder and leader of global insurance practice and member of financial services practice at Russell Reynolds Associates Inc., a global executive search firm.
- Independent consultant providing executive recruiting, succession planning and human capital management services.

Other Public Board Service
- None

Attendance at Board/ Committee Meetings
100%

Key Experience and Qualifications

Financial Services: Substantial industry experience acquired as founder and leader of global insurance practice focused on executive leadership recruitment, selection and development for large financial services companies.

Risk Management: Extensive experience throughout career in assessing necessary board capabilities and evaluating director candidates to ensure adequate risk oversight on boards, including tenure as co-head of the Russell Reynolds CEO/ board services practice.

Sustainability: Robust experience and expertise gained in sustainability oversight responsibilities during tenure as Chair of Allstate's Nominating, Governance and Social Responsibility Committee.

Succession Planning and Human Capital Management: Expertise in public company succession planning, human capital management and executive compensation across wide range of industries developed over career at Russell Reynolds.

Government, Public Policy and Regulatory Affairs: Gained valuable experience and expertise in overseeing public policy issues and reporting as part of director responsibilities at Allstate.

Global Perspective: Significant experience providing executive recruiting and succession planning services for a large global search firm.

Committee Assignments and Rationale

Nominating, Governance and Social Responsibility Committee (Chair)
- Significant expertise recruiting and evaluating directors for a variety of public companies.
- A senior partner at a highly regarded global executive search firm, Russell Reynolds, from 1986 to 2007, including significant tenure as co-head of the CEO/board services practice.

Compensation and Human Capital Committee
- Extensive leadership evaluation expertise.
- Experience in executive recruiting, succession planning and human capital management.



Gregg M. Sherrill

Independent

Age 72

Director since 2017 (7 years of tenure)

Professional Experience
- Former Executive Chair, CEO and director of Tenneco Inc., a producer of automotive emission control and ride control products and systems.
- Former Corporate VP and President of Power Solutions at Johnson Controls Inc., a global diversified technology and industrial company.

Other Public Board Service
- Snap-on Incorporated (2010–present)

Attendance at Board/ Committee Meetings
100%

Key Experience and Qualifications

Risk Management: In-depth knowledge and understanding of risk and return management gained from role as CEO and director of publicly traded companies.

Complex, Highly Regulated Businesses: Brings valuable insights and extensive operational and strategic experience gained during lengthy tenure within the regulated automotive industry.

Government, Public Policy and Regulatory Affairs: Deep understanding of public policy and regulatory issues and participation with trade associations acquired from experience as CEO in highly regulated automotive industry.

Sustainability: Keen understanding of sustainability priorities specifically related to emissions control, gained while overseeing a producer of automotive emission control products and services.

Succession Planning and Human Capital Management: Significant management experience gained as CEO of Tenneco, including executive recruitment, succession planning and design of compensation programs.

Global Perspective: Gained while successfully managing the international operations of Tenneco, a global public company with operations in 23 countries.

Committee Assignments and Rationale

Lead Director
- Extensive board leadership experience as Chair of Tenneco and former chair of organization and executive compensation committee at Snap-On.
- Successfully led large, global manufacturing company through strategic growth and operational change.
- Possesses strong integrity and professional credibility with the other directors and has excellent knowledge of Allstate's strategy and business.

Nominating, Governance and Social Responsibility Committee
- Significant leadership experience as the Chair and CEO of Tenneco, including oversight over sustainability and governance matters.
- Experience on corporate boards.

Judith A. Sprieser

Independent

Age 71

Director since 1999 (25 years of tenure)

Professional Experience
- Former CEO of Transora Inc., a technology software and services company.
- Former CFO and other senior operating executive positions at Sara Lee Corporation, a global manufacturer and marketer of brand-name consumer goods.
- Former director at Royal Ahold NV, Experian plc, Reckitt Benckiser Group plc and Jimmy Choo plc.

Other Public Board Service
- Newell Brands Inc. (2010–present)
- Intercontinental Exchange, Inc. (2004–present)

Attendance at Board/ Committee Meetings
100%

Key Experience and Qualifications

Financial Services: Deep knowledge and understanding of insurance and financial services industries gained from significant tenure as Allstate director and Intercontinental Exchange director.

Risk Management: Risk and return management expertise gained through service on boards of multiple publicly traded companies, including as prior Chair of Allstate's Audit Committee and Audit Committee Chair at Intercontinental Exchange.

Accounting and Finance: Held audit committee and senior leadership roles with financial and accounting oversight responsibilities, including service on audit committees for Allstate, Newell Brands and Intercontinental Exchange, as well as, leadership roles at Transora and Sara Lee.

Global Perspective: Extensive experience gained through tenure as senior executive at a global manufacturer and marketer of brand name consumer packaged goods, and through service on boards of international companies.

Complex, Highly Regulated Businesses: Brings in-depth knowledge and experience from senior leadership and board roles in highly regulated industries including in the financial services, insurance and consumer packaged goods sectors.

Succession Planning and Human Capital Management: Significant executive management and succession planning experience gained throughout career as CEO of Transora and through service on other boards, including periods of leadership transitions at Allstate.

Committee Assignments and Rationale

Audit Committee
- Insight from service as Chair of Allstate's Audit Committee and Audit Committee Chair at Intercontinental Exchange Inc.
- CFO at a global manufacturer and marketer of brand-name consumer goods.

Compensation and Human Capital Committee
- Extensive experience leading other large companies as CEO and CFO.
- Experience serving on boards of other publicly traded and international companies.



Perry M. Traquina

Independent

Age 69

Director since 2016 (8 years of tenure)

Professional Experience
- Former Chairman, CEO and Managing Partner of Wellington Management Company LLP, one of the world's largest global investment management firms with over $1 trillion of assets under management.
- Held a series of positions of increasing responsibility at Wellington, including Partner and President.

Other Public Board Service
- Morgan Stanley (2015–present)
- eBay Inc. (2015–present)

Attendance at Board/ Committee Meetings
100%

Key Experience and Qualifications

Financial Services: Strong financial services and investment management expertise as CEO of large investment management firm.

Risk Management: Deep understanding of risk and return management within financial services industry gained from robust career at Wellington, as well as outside perspective as Chair of risk committee at Morgan Stanley and eBay.

Accounting and Finance: Expertise in evaluating financial statements and reports gained through extensive career at Wellington, as well as service on audit committee at eBay.

Complex, Highly Regulated Businesses: In-depth understanding of SEC and FINRA rules that regulate financial services industry acquired through leadership roles at Wellington.

Succession Planning and Human Capital Management: Deep understanding of executive compensation and succession planning practices gained throughout executive tenure at Wellington, most recently as CEO.

Global Perspective: Developed while leading one of the world's largest global investment management firms including involvement in the globalization of Wellington's investment platform.

Committee Assignments and Rationale

Compensation and Human Capital Committee (Chair)
- Significant management experience as Chairman and CEO of Wellington Management Company LLP from 2004 through June 2014.
- Shareholder perspective on compensation and human capital as a significant investor and director of other public companies.

Risk and Return Committee
- In-depth understanding of financial markets, asset allocation strategies and investment performance management.
- Current chair of the risk committee at Morgan Stanley and eBay.

Monica J. Turner

Independent

Age 59

Director since 2023 (2 years of tenure)

Professional Experience
- President, North America of The Procter and Gamble Company
- Former President, North America Sales, and SVP, Market Strategy and Planning, Beauty, Health and Grooming Sector of Procter and Gamble.

Other Public Board Service
- None

Attendance at Board/ Committee Meetings
100%

Key Experience and Qualifications

Innovation and Customer Focus: Wide-ranging operational and leadership experience at consumer goods company, serving 370 million consumers in the U.S., Canada and Puerto Rico.

Global Perspective: Comprehensive knowledge gained over career with one of the world's largest global consumer goods companies and currently oversees operations, including membership on Procter and Gamble's Global Leadership Council.

Accounting and Finance: Significant accounting and financial oversight experience gained through leadership of several business units within Procter and Gamble.

Succession Planning and Human Capital Management: Responsibilities for developing succession planning and performance goals for large, complex organizations. Recognized leader of inclusion initiatives that accelerated thought leadership and delivered tangible results within Procter and Gamble.

Government, Public Policy and Regulatory Affairs: As part of role as President at Procter and Gamble, partners with multiple government agencies and has overall responsibility for operations, including related regulatory compliance, spanning sales offices, technical centers, manufacturing plants and mixing centers.

Technology and/or Cybersecurity: Experience delivering transformational results through technology in role as head of largest region of Procter and Gamble, including digitization of Procter and Gamble's supply chain for more effective and efficient operations and the use of data and technology to deeply understand consumer needs.

Committee Assignments and Rationale

Audit Committee
- Overall responsibility for the financial, sales and operational aspects of the largest region of a global consumer goods company.
- Multiple leadership positions with financial oversight responsibility, including as President of the most profitable region of Procter and Gamble.

Nominating, Governance and Social Responsibility Committee
- Significant management and leadership experience gained throughout tenure at Procter and Gamble, including oversight of sustainability initiatives and programs.
- Recognized thought leader and driver of inclusion and diversity initiatives.



Thomas J. Wilson

Chair, President and Chief Executive Officer

Age 67

Director since 2006 (18 years of tenure)

Professional Experience
- CEO since January 2007 and Chair of Board since May 2008.
- President from June 2005 to January 2015 and from February 2018 to present.
- Held other senior executive roles and led all major operating units.
- Former director at State Street Corporation.

Other Public Board Service
- None

Attendance at Board/ Committee Meetings
100%

Key Experience and Qualifications

Complex, Highly Regulated Businesses: More than 30 years of Allstate leadership experience in highly regulated insurance industry.

Innovation and Customer Focus: Shaped and executed initiatives to fulfill Allstate's role with, and responsibilities to, its customers and other key stakeholders including creating and leading its Transformative Growth strategy to build a digital insurance business model.

Succession Planning and Human Capital Management: Public advocate for business playing a broad role in society through initiatives such as providing living wages and workforce readiness.

Government, Public Policy and Regulatory Affairs: Deep understanding of legal and regulatory requirements relevant for large, public companies developed while having responsibility for ensuring compliance by Allstate.

Risk Management: Created and implemented Allstate's risk and return optimization program, which allowed Allstate to withstand the 2008 financial market crisis and currently helps Allstate mitigate risks due to increased severe weather.

Global Perspective: Comprehensive understanding gained while leading a Fortune 100 company with global operations and over 20% of employees outside of the U.S.

Committee Assignments and Rationale

Executive Committee (Chair)
- Comprehensive knowledge of Allstate's business and industry, with more than 30 years of leadership experience at Allstate.
- Significant governance experience through active dialogue with shareholders and corporate governance experts.

Board and Nominee Independence Determinations

The Board has affirmatively determined that all nominated directors, other than Mr. Wilson, are independent according to applicable law, the NYSE listing standards and the Board's *Director Independence Standards*. The Board's *Director Independence Standards* are included on **www.allstateinvestors.com.** In accordance with the *Director Independence Standards*, the Board has determined that the nature of the relationships with the corporation that are set forth in Appendix B do not create a conflict of interest that would impair a director's independence. The Board also determined that the members of the Audit, Compensation and Human Capital, Nominating, Governance and Social Responsibility and Risk and Return Committees are independent according to applicable laws, the NYSE listing standards and the Board's *Director Independence Standards*.



92% **12** Independent

Additional Independence Considerations

Directors with more than 12 years of service are subject to specific considerations to ensure an undiminished level of independence. In particular, the Board weighed the potential impact of tenure on the independence of our longest-serving directors, Mses. Redmond and Sprieser. The Board determined that each of Ms. Redmond and Ms. Sprieser's independence from management has not been diminished by their years of service.

Related Person Transactions

The Nominating, Governance and Social Responsibility Committee has adopted a written policy on the review, approval, or ratification of transactions with related persons, which is posted on the Corporate Governance section of **www.allstateinvestors.com.**

Since the beginning of 2024, there were no related person transactions identified.

The committee or committee chair reviews transactions with Allstate in which the amount involved exceeds $120,000 and in which any related person had, has, or will have a direct or indirect material interest. In general, related persons are directors, executive officers, their immediate family members and shareholders beneficially owning more than 5% of our outstanding stock. The committee or committee chair approves or ratifies only those transactions that are in, or not inconsistent with, the best interests of Allstate and its shareholders. Transactions are reviewed and approved or ratified by the committee chair when it is not practicable or desirable to delay review of a transaction until a committee meeting. The committee chair reports any approved transactions to the committee. Any ongoing, previously approved or ratified related person transactions are reviewed annually.



Corporate Governance Highlights

Allstate has a history of strong corporate governance guided by **independence, transparency and accountability**. The Board has enhanced policies and standards over time to align with best practices and serve the interests of shareholders. Our strong governance foundation positions the Board to effectively oversee the execution of our strategy and sustained long-term growth. We provide an overview of some of our corporate governance practices below.

Board Composition and Leadership

Independence	All director nominees other than our CEO are independent.
Committee Independence	All committees are composed of independent directors other than the Executive Committee, which is chaired by our CEO.
Independent Lead Director	The Board has an independent Lead Director elected annually by the independent directors and is generally expected to serve for 3-5 years.
Board Tenure	Well-rounded mix of longer-tenured directors with institutional knowledge and newer directors with fresh perspectives.
Board Refreshment	Added four new directors within the last five years. Corporate Governance Guidelines provide for non-employee director retirement at age 72.

Board Effectiveness

Director Education	Education for directors includes orientation and onboarding, engagement with management in and outside of the boardroom, external education opportunities and sessions with independent experts.
Board Evaluation	Board evaluation process includes written annual Board and committee assessments, annual planning and individual performance discussions with the Board Chair.
Outside Experts and Advisors	Board and committee meetings include experts and advisors on important matters, including industry trends, artificial intelligence, cybersecurity, succession planning and human capital management.

Other Governance Best Practices

- No supermajority vote requirements
- Regular executive sessions of the independent directors
- Director Stock Ownership Guidelines

Governance Documents

The following documents appear on our website at **www.allstateinvestors.com/governance**

- Corporate Governance Guidelines
- Bylaws
- Communications with the Board of Directors
- Insider Trading Policy
- Director Independence Standards
- Policy Regarding Pre-Approval of Independent Registered Public Accountant's Services
- Related Person Transactions Policy
- Global Code of Business Conduct

Board Oversight & Accountability and Shareholder Rights

Risk Oversight	The Board and Risk and Return Committee oversee Allstate's Enterprise Risk and Return Management Framework, encompassing six risk and return categories (strategic, culture, investment, financial, insurance and operational). The Board and its committees focus on key enterprise risks, including cybersecurity and privacy, artificial intelligence strategy and governance, business strategy, human capital management, political activity and ethics and compliance among other risks.
Shareholder Engagement	In 2024, Allstate was recognized for the Best Shareholder Engagement (large cap) by *Governance Intelligence's* Corporate Governance Awards, reflecting the Board's commitment to transparency and dialogue with our shareholders.
Annually Elected Directors	The annual election of directors reinforces the Board's accountability to shareholders.
Majority Voting Standard for Director Elections	Directors must be elected under a "majority voting" standard in uncontested elections, meaning the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to the director's election.
Proxy Access	A shareholder or group of up to 20 shareholders owning 3% or more of Allstate's outstanding common stock can nominate director candidates constituting up to 20% of the Board in the company's annual meeting proxy materials.
Special Meetings	Special meetings may be called at any time by a shareholder or shareholders holding 10% of voting power of all common shares entitled to vote.
Poison Pill	Allstate does not have a shareholder rights plan (also known as a "poison pill").



Board Composition and Nomination Process

The Nominating, Governance and Social Responsibility Committee is responsible for recommending director nominees to the Board.

Director Membership Criteria

The Nominating, Governance and Social Responsibility Committee and the Board consider multiple essential characteristics described in the Corporate Governance Guidelines for each nominee to ensure Board excellence and effectiveness including the following, among other characteristics:

- Demonstrates integrity and independent judgment;
- Held positions of leadership and has relevant business or professional skills;
- Possesses business or professional skills and experience that will contribute to the effectiveness of the Board and its committees;
- Brings an extensive background of expertise and perspectives arising from experience, skill set and view points;
- Fosters value for Allstate's shareholders and considers the concerns of all shareholders; and
- Committed and engaged with the ability to devote the necessary time and effort to serve as an effective director.

Board Nomination and Refreshment Process

The Board continually considers potential director candidates in anticipation of retirements, resignations or the need for additional capabilities. Below is a description of the ongoing process to identify highly qualified candidates for Board service.

1 Evaluate Board Composition

Ensure that the Board is strong in core competencies of strategic oversight, corporate governance, shareholder engagement and leadership and has diversity of skills, expertise and perspectives to meet existing and future business needs

2 Assess Potential Candidates

Ensure appropriate personal qualities, such as independence of mind, tenacity and skill set to meet existing or future business needs and strategic priorities, as well as skills, expertise and perspectives

3 Meet with Qualified Candidates

Ensure alignment with Board culture, effectiveness and excellence

4 Check Conflicts of Interest and References

All candidates are screened for conflicts of interest and independence

5 Nominating, Governance and Social Responsibility Dialogue

Consider shortlisted candidates, and after deliberations, recommend candidates for election to the Board

6 Board Refreshment

Added four highly qualified directors in the past five years

Other Factors that Inform Board Composition

- Company strategy and risk and return profile
- Shareholder feedback
- Board and director evaluations
- Attendance and participation
- Limits on outside public company boards (no more than two outside public company boards for active executive, and no more than four other public company boards for other directors)

How are Directors Identified

Board nominees are identified through a retained search firm, suggestions from current directors and shareholders and through other methods, including self-nominations

How You Can Recommend a Candidate

A shareholder may recommend a candidate at any time of the year by writing to the Office of the Secretary, The Allstate Corporation, 3100 Sanders Road, Northbrook, IL 60062, or by email submission to **invrel@allstate.com**



Evaluating Board Effectiveness

The Board evaluates its effectiveness through multiple lenses and uses evaluations to continually improve its governance practices. Allstate's Board evaluation process includes assessments and reviews performed throughout the year. Based on the Board's annual evaluation process, the Nominating, Governance and Social Responsibility Committee reviews feedback and identifies recommendations for the upcoming year.



Committee Evaluation and Review
Biennial Review of Responsibilities and Time Allocation
Board Evaluation and Review
Individual Director Evaluation
Enhancing Governance Practices

1	**Committee Evaluation and Review**	Annually, the Lead Director and each committee chair submit feedback via a questionnaire to assess the effectiveness of each committee, including committee structure and composition, whether the objectives of the committee meetings were satisfied, the information presented was appropriate and sufficient and fulfillment of oversight responsibilities. The results of the committee evaluations, including action items, are reported to the Nominating, Governance and Social Responsibility Committee and the Board.
2	**Biennial Review of Responsibilities and Time Allocation**	The Board and its committees complete a review to ensure all necessary issues were considered to fulfill the Board and committee obligations. Adjustments are made to future agendas and timelines.
3	**Board Evaluation and Review**	Each director individually submits feedback via a questionnaire addressing Board effectiveness, including Board structure and the Board's effectiveness in the following areas: strategic, operational and risk oversight, culture, meeting materials and resources. The results of the evaluations are reviewed by the Nominating, Governance and Social Responsibility Committee and reported to the full Board. Recommendations for improvement are reviewed and considered for implementation.
4	**Individual Director Evaluation**	The Board Chair, Lead Director and Nominating, Governance and Social Responsibility Committee Chair discuss the performance and contributions of each director. Feedback is provided to each director to maintain and enhance performance.
5	**Enhancing Governance Practices**	The Nominating, Governance and Social Responsibility Committee reviews plans for the upcoming year's Board, committees and directors evaluation process. Appropriate changes are implemented for the upcoming year.

Director Onboarding and Continuing Education

Our directors continuously develop their skills and expand their knowledge base so that they can meet the evolving challenges and oversee the needs of our organization.



Orientation and Onboarding

All new directors participate in orientation and onboarding to ensure a working knowledge of Allstate's business, strategies, operating performance and culture, and a successful integration into boardroom discussions. To assist with their development, all new directors are invited to attend all committee meetings prior to their appointment to a particular committee.

Engagement with Management and Experiencing Our Shared Purpose in Action

Our directors expand their education and knowledge about Allstate, our employees and customers in the boardroom and in the field. Throughout the year, Board and committee meetings include presentations by senior management on industry trends, regulatory developments and emerging risks and other key topics. Directors have the opportunity to participate in site visits with Allstate's catastrophe teams to see how we help communities rebuild and recover after a disaster. In addition, directors regularly meet with senior leaders and employees below the senior leadership level. These interactions are offered in various forums, including one-on-one meetings with senior leaders at every regular board meeting and an annual dinner with high performing talent across the businesses and functions.

Continuing Education

Allstate encourages and facilitates director participation in continuing education programs and reimburses reasonable costs incurred in connection with such programs.

Advisors and Experts

The Board and its committees engage third-party advisors and experts, as needed, to supplement the Board's expertise. In 2024, the Board and committee meetings included sessions with outside experts on competitive landscape, cybersecurity, generative artificial intelligence, corporate governance, compensation practices, investor sentiment and succession planning.



The Board and its Committees

The Board oversees Allstate's strategy, operating performance and sustained value creation for Allstate's shareholders. The Board is composed of experienced and committed directors that provide objective independent Board leadership and effectively engage and oversee management. Twelve out of thirteen directors on the Board are independent. Members of senior management regularly attend and participate in Board meetings. The directors hold executive sessions without management present at every regular Board and committee meeting.

Allstate's Board has five standing committees: (1) Audit; (2) Compensation and Human Capital; (3) Nominating, Governance and Social Responsibility; (4) Risk and Return; and (5) Executive. These committees are governed by their respective charters, which can be found on Allstate's website at **www.allstateinvestors.com**.

The Executive Committee is composed of the Lead Director, committee chairs and Board Chair. The Executive Committee has the powers of the Board in the management of Allstate's business affairs to the extent permitted under the bylaws, excluding any powers granted by the Board to any other committee of the Board. In addition, the Executive Committee provides Board oversight if outside the scope of established committees or if an accelerated process is necessary. No meetings of the Executive Committee were necessary in 2024.

For additional information on the other standing committees, **see pages 35-36**.

Board Attendance

Directors are expected to attend Board and committee meetings and the Annual Meeting of Shareholders. During 2024, each director attended at least 75% of the combined Board meetings and meetings of committees of which he or she was a member. All of the directors who stood for election at the 2024 Annual Meeting of Shareholders attended the Annual Meeting.

Use of Independent Experts and Advisors

Each committee operates under a written charter and has the ability to hire third-party advisors. Allstate's independent accountant and other outside experts such as compensation consultants, governance specialists and cybersecurity experts attend meetings to provide directors with additional information on issues.



Current Leadership Structure

Thomas J. Wilson
Chair

Gregg M. Sherrill
Lead Director

Committee Chairs

Donald E. Brown
Audit Committee

Perry M. Traquina
Compensation and Human Capital Committee

Andrea Redmond
Nominating, Governance and Social Responsibility Committee

Jacques P. Perold
Risk and Return Committee

100%

Average attendance of directors as a group at Board and committee meetings during 2024



Board Leadership Overview

Currently, our Board leadership structure consists of an independent Lead Director, a Chair (who is also our CEO) and independent committee chairs. The Board believes that this structure provides strong Board leadership and engagement while providing the benefit of having our CEO, the individual with primary responsibility for managing the company's day-to-day operations, chair regular Board meetings as key business and strategic issues are discussed.

The Board regularly reviews its leadership structure and evaluates whether to combine or to split the chair and CEO roles. In doing so, the independent directors consider the recommendation of the Nominating, Governance and Social Responsibility Committee, the current circumstances at Allstate, skills and experience of the individuals involved and leadership composition of the Board, as well as shareholder feedback. Thus, the Board retains flexibility to choose its optimal leadership structure depending upon Allstate's particular needs and circumstances and to organize its functions and conduct its business in the most effective manner.

The independent directors have determined Allstate is well served by having Mr. Wilson hold the roles of Chair and CEO, and Mr. Sherrill hold the role of independent Lead Director. Mr. Wilson has more than 30 years of insurance industry experience, has extensive company knowledge, has demonstrated successful leadership on external boards and provides excellent leadership for both management and the Board. He is highly qualified to lead discussions of the Board and is in the best position to facilitate the flow of business information and communications between the Board and management. This promotes optimal alignment of Allstate's long-term strategic priorities with its operational execution.

Mr. Sherrill has served as the independent Lead Director since 2021. During his tenure on Allstate's Board, he has cultivated an expansive knowledge of Allstate through business growth, strategic advances, operational and organizational changes and an evolving external environment. His leadership, knowledge and experience balances the perspectives of both the longer-tenured Board members and newer directors. The Board has nominated Mr. Sherrill for re-election to the Board after determining, pursuant to Allstate's Corporate Governance Guidelines, that it is in the best interests of Allstate and its shareholders to extend Mr. Sherrill's service beyond his 72nd birthday.

Duties and Responsibilities

LEAD DIRECTOR

Board Meetings and Executive Sessions
- Has the authority to call meetings of the independent directors
- Approves Board meeting agendas and schedules to ensure that directors have the information necessary to perform their duties
- Chairs executive sessions of independent directors at every Board meeting
- Presides at all Board meetings when the Chair is not present

Duties to the Board
- Has regular communications with the CEO about Allstate's strategy and performance
- Performs additional duties designated by the independent directors

CEO Performance Evaluation
- Facilitates and communicates the Board's performance evaluation of the Chair and CEO with the Chair of the Compensation and Human Capital Committee

Communication Between Chair and Independent Directors
- Serves as liaison between the Chair and independent directors, if necessary
- Consults with the Chair and discusses items raised in executive sessions

Communication with Shareholders
- Communicates with significant shareholders and other stakeholders on matters involving broad corporate policies and practices, when appropriate

Committee Involvement
- Works with the Chair and committee chairs to ensure coordinated coverage of Board responsibilities and ensures effective functioning of all committees

Board and Individual Director Evaluations
- Participates in the evaluation of individual director, Board and committee performance with the chair of the Nominating, Governance and Social Responsibility Committee and the Chair



Audit Committee

8 Committee Meetings in 2024

Donald E. Brown

Chair

Other Members:

Siddharth N. Mehta
Jacques P. Perold
Judith A. Sprieser
Monica J. Turner

Key Responsibilities:

- Oversees integrity of financial statements and other financial information and disclosures
- Oversees internal controls over financial reporting and disclosure controls and procedures
- Reviews the enterprise risk control assessment, including cybersecurity and data privacy risk, the major financial risk exposures and management's steps to monitor and control those risks
- Oversees the ethics and compliance program and compliance with legal and regulatory requirements
- Appoints, retains and oversees the independent registered public accountant and evaluates its qualifications, performance and independence
- Evaluates performance of independent cybersecurity advisor annually
- Oversees Allstate's internal audit function
- Oversees Allstate's data privacy programs
- The Risk and Return Committee chair is an Audit Committee member to enhance cross-committee communication

Recent Committee Focus Areas

- Financial reporting
- Review of adequacy of internal controls
- Cybersecurity and enterprise resilience

Committee Member Experience

- **5/5** Risk Management
- **5/5** Accounting and Finance
- **4/5** Technology and Cybersecurity
- **4/5** Complex, Highly Regulated Business

Independence and Audit Committee Financial Expert

The Board determined that all members of the audit committee are independent under the New York Stock Exchange (NYSE) and Securities and Exchange Commission (SEC) requirements, all members are financially literate as required by the NYSE Listing Standards and that Ms. Sprieser and Messrs. Brown and Mehta are each an audit committee financial expert as defined under SEC rules.

Nominating, Governance and Social Responsibility Committee

5 Committee Meetings in 2024

Andrea Redmond

Chair

Other Members:

Kermit R. Crawford
Siddharth N. Mehta
Maria R. Morris
Gregg M. Sherrill
Monica J. Turner

Key Responsibilities:

- Recommends candidates for Board election and nominees for Board committees
- Recommends candidates for Lead Director and committee chairs
- Recommends criteria for selecting directors and the Lead Director and determines director independence
- Reviews Allstate's governance documents annually and recommends changes as appropriate
- Advises the Board on corporate governance issues and practices and monitors governance landscape
- Determines performance criteria and oversees the performance assessment of the Board, Board committees and Lead Director
- Reviews Allstate's non-employee director compensation program
- Reviews priorities and reporting related to Allstate's sustainability activities, including public policy, political contributions and climate resilience

Recent Committee Focus Areas

- Corporate governance developments and best practices
- Shareholder engagement and feedback
- Director education

Committee Member Experience

- **6/6** Risk Management
- **6/6** Sustainability
- **6/6** Succession Planning
- **5/6** Government, Public Policy and Regulatory



Risk and Return Committee

6 Committee Meetings in 2024

Jacques P. Perold

Chair

Other Members:

Donald E. Brown
Kermit R. Crawford
Richard T. Hume
Margaret M. Keane
Perry M. Traquina

Key Responsibilities:

- Oversees the effectiveness of Allstate's Enterprise Risk and Return Management (ERRM) Framework, governance structure and risk-related decision making, focusing on the company's overall risk profile
- Reviews Allstate's ERRM function, including its organization, objectives and performance
- Supports the Board and Audit Committee in oversight of risk and return governance, risk assessment and risk and return policies
- Reviews and evaluates key strategic, culture, investment, financial, insurance and operational risks, with periodic assessment of special topics
- Reviews risk and return processes used by management to evaluate, monitor and manage enterprise risk and return
- Evaluates the Chief Risk Officer's assessment of strategic and operating plans
- Reviews the risk factors included in the Form 10-K and the regulatory Own Risk and Solvency Assessment report
- Reviews extremely low frequency scenarios with high severity impacts on an annual basis, including periodic review of climate and weather-related scenarios
- The Audit Committee chair is a Risk and Return Committee member to enhance cross-committee communication

Recent Committee Focus Areas

- Catastrophe risks and reinsurance
- Artificial intelligence risk and return governance
- Enterprise resilience

Committee Member Experience

- **6/6** Risk Management
- **6/6** Accounting and Finance
- **6/6** Technology and Cybersecurity
- **5/6** Complex, Highly Regulated Business

Compensation and Human Capital Committee

8 Committee Meetings in 2024

Perry M. Traquina

Chair

Other Members:

Richard T. Hume
Margaret M. Keane
Maria R. Morris
Andrea Redmond
Judith A. Sprieser

Key Responsibilities:

- Oversees Allstate's executive compensation philosophy and policies
- Selects and retains the committee's independent compensation consultant
- Reviews management succession plans, evaluation processes and organizational strength
- Conducts an annual review of the company's human capital management practices
- Reviews CEO's performance in light of approved goals and objectives
- Recommends to the Board the CEO's compensation and reviews and approves the compensation of the company's other executive officers
- Reviews the Compensation Discussion and Analysis and prepared the Compensation Committee Report in this proxy statement

Recent Committee Focus Areas

- Compensation program
- Leadership development and succession planning
- Organizational health and flexible workplace

Committee Member Experience

- **6/6** Succession Planning
- **6/6** Human Capital Management
- **5/6** Financial Services
- **5/6** Accounting and Finance

Board Role in Setting Compensation

The Compensation and Human Capital Committee reviews and approves compensation for the executive officers (other than the CEO) and makes recommendations to the Board on compensation for the CEO and the structure of plans used for executive officers. The Compensation and Human Capital Committee reviews the executive compensation program throughout the year with the assistance of an independent compensation consultant, Pay Governance. Pay Governance's responsibilities include:

- Benchmarking Allstate's plans and compensation relative to the market;
- Factoring shareholder feedback on compensation into plan structure;
- Evaluating changes to the executive compensation program;
- Assessing Allstate's executive compensation design, peer group selection, relative pay for performance and total direct compensation for individual senior executive positions; and
- Providing the Nominating, Governance and Social Responsibility Committee with competitive information on director compensation.

The Compensation and Human Capital Committee annually evaluates the compensation consultant's performance and independence.

The Compensation and Human Capital Committee grants all equity awards to individuals (other than the CEO) designated as executive officers for purposes of Section 16 of the Securities Exchange Act of 1934 or covered employees as defined in Internal Revenue Code Section 162(m). The Compensation and Human Capital Committee has authority to grant equity awards to eligible employees in accordance with the terms of our 2019 Equity Incentive Plan. The Board has delegated limited authority to the CEO and the Chief Human Resources Officer to grant equity awards to non-executive officers. All awards granted between Compensation and Human Capital Committee meetings are reported at the next meeting. When reviewing and approving executive compensation, the Compensation and Human Capital Committee ensures that:

- Compensation plans align annual and long-term incentives with short- and long-term business goals. No one, regardless of eligibility, is guaranteed an award under the annual cash incentive program or the long-term incentive program.
- Multiple performance measures are utilized that correlate with shareholder value creation and diversify the risk associated with any single performance indicator.

All incentive compensation granted to our executive officers and certain other employees, including all cash and equity-based, and both performance and time-based awards, is subject to clawback in accordance with our clawback policies. For additional information on our clawback policies, **see page 70**.

Management Succession Planning

The Board's involvement in leadership development and succession planning is systematic and continuous. Management succession is discussed four times a year in Compensation and Human Capital Committee meetings, Board meetings and executive sessions. Discussions cover the CEO and other senior executive roles and include emergency scenario planning. The Board also has regular and direct interaction with senior leadership and high-potential leaders throughout the year. These efforts support thoughtful and effective succession planning while helping to ensure that leadership transitions are executed smoothly.



APRIL

CEO Succession

- Internal succession alternatives across multiple time periods
- Alternatives are evaluated under different strategic and operating scenarios

JULY

Organizational Health

- Recruitment and retention of talent at all levels
- Workforce development and technology

SEPTEMBER

Key Leader Succession

- Senior leadership succession alternatives, including CEO
- Key leader development and retention

NOVEMBER

Scenario Planning and Key Leader Succession

- CEO and senior leadership succession planning—"what if" scenario planning
- Board dialogue in advance of unexpected succession issues

Risk and Return Management Oversight

Allstate's Risk and Return Principles Guide Decision Making

Allstate's Enterprise Risk and Return Management (ERRM) Framework utilizes a principles-based model focused on assessment, transparency and dialogue. Our principles define how we operate and guide risk and return decision-making.

In managing our business, we aim to maintain a strong foundation, build strategic value and optimize return per unit of risk. The Framework is anchored by iterative processes that promote dynamic learning and feedback with risks and opportunities continuously identified, measured, managed, monitored and reported. These processes are applied across six key categories, spanning strategic, culture, investment, financial, insurance and operational risks. Robust controls and governance ensure that risks are appropriately monitored and managed with risk-taking activity overseen by a cascading committee structure that includes Board oversight, an executive risk and return management committee, and specialist committees that govern particular risks.

The Board oversees the design and implementation of Allstate's ERRM Framework. The Risk and Return Committee oversees the program's effectiveness, governance structure and risk-related decision-making and regularly reviews the Chief Risk Officer's assessment of the enterprise risk and return profile.

Risk and Return Principles

Maintain Strong Foundation

- Maintain capital strength, solvency and liquidity
- Comply with laws and ensure the political and regulatory environment support our operating model
- Act ethically and with integrity
- Protect our customer and proprietary information, assets and technology

Build Strategic Value

- Continually invest in enhancing our strategic position
- Create flexibility to adapt our business model in a changing world
- Differentiate through innovation and new business models

Optimize Return Per Unit of Risk

- Optimize growth, return, volatility, liquidity and capital
- Explicitly recognize the value of customer relationships in operating and strategic decisions
- Develop new business offerings and investment opportunities while managing risk concentrations

Key Risk and Return Categories[1]

Strategic

- Customer Value & Experience
- Macro Environment
- Regulatory Environment
- Competitive Environment
- Internal Capabilities
- Reputation

Culture

- Experience
- Opportunity
- Ethical Culture
- Strategic Alignment
- Our Shared Purpose Behaviors Alignment

Investment

- Interest Rates
- Credit Spreads
- Equity
- Performance-Based Portfolio

Financial

- Credit Ratings
- Liquidity
- Capital and Leverage

Insurance

- Property/Casualty Margins
- Hurricane/Severe Weather
- Distribution/Growth
- Service Contract and Other Services

Operational

- Human Capital
- Products and Services
- Execution and Process Management
- Fraud
- Regulatory and Legal
- Business Disruption
- Technology and Data
- Third Party Management

[1]   Climate risk and return is embedded and managed within all risk categories listed above.


Oversight of Certain Key Risks

Management reports regularly to the Board and its committees, including the Risk and Return Committee, on identification, evaluation and updates of key risk areas. See below for a discussion of some of the risk areas the Board and its committees reviewed in 2024.



Cybersecurity and Privacy

The quality and functionality of Allstate's security and data privacy programs are important to Allstate's reputation and customer trust. The Audit Committee and the Board oversee the company's information security capabilities, including efforts to enhance protection against emerging threats, detection of system compromise and recovery of system functionality should a cyber attack or unauthorized access occur.

- The Board oversees: (i) data protection efforts, including policies and systems designed to prevent and, if necessary, respond to cyber threats; and (ii) the company's information security program, which is designed to protect and preserve the confidentiality, integrity and continued availability of all information owned by, or in the care of, the company.
- Allstate's internal audit function regularly reviews and tests the cybersecurity program and provides status reports to the Audit Committee and the full Board.
- The Audit Committee uses an independent cybersecurity advisor to provide additional expertise to oversee the effectiveness of the privacy and cybersecurity program.
- The Chief Information Security Officer regularly updates the Audit Committee and the Board on Information Security Program status, cybersecurity risk management, the control environment, emerging threat intelligence and key risk and performance measurements.



Artificial Intelligence Strategy and Governance

Artificial Intelligence (AI) initiatives, including machine learning and Generative AI, create strategic opportunities to better serve customers. Allstate has a long history of utilizing data, analytics and advanced computing in areas such as marketing, sales, pricing and underwriting, claims, operations and investments. Development and usage of AI capabilities require a multi-faceted governance approach that enables safe and responsible innovation.

Allstate's Model Risk and Return Management Framework (Risk and Return Framework) applies controls that reduce risks to acceptable levels, in part by setting clear policies and standards, applying risk rankings to set governance requirements and ensuring appropriate levels of independent review. The Risk and Return Framework is continuously enhanced to address unique risks and characteristics of AI, including responsible usage, automated monitoring and embedded governance within model operations and supplier management processes.

Enterprise Risk and Return Management designs and coordinates the Risk and Return Framework in partnership with key areas such as Law and Regulation and Allstate Technology Solutions. The Board oversees AI strategy and execution, while the Audit Committee reviews relevant aspects of the control environment and the Risk and Return Committee oversees the design and implementation of the Risk and Return Framework.



Business Strategy

The Board provides oversight on the development and implementation of Allstate's strategic plans and associated risks. The full Board oversees strategy and Board committees have additional oversight of various aspects of Allstate's strategy. Strategy is discussed at each regular Board meeting and presentations are provided by management on specific initiatives and topics such as short- and long-term strategic and operational plans, associated risk and return considerations, capital utilization, investment strategy, acquisitions and divestitures and capital market transactions.





Human Capital Management

The Board and the Compensation and Human Capital Committee review Allstate's human capital management practices, including risks and opportunities in areas such as recruitment, retention, organizational transformation and employee engagement. For additional information on the Board's role in oversight of leadership succession planning, **see page 38**.

Risks and opportunities associated with corporate culture are identified, monitored and measured within management's ERRM Framework, and are overseen by the Board and its committees.

Allstate engages an outside firm to provide a detailed pay equity analysis to identify potential pay gaps across substantially similar groups and identify policies, practices or systematic issues that may contribute to pay gaps now or over time. The external analysis found that Allstate's results compare well to benchmarks for companies of similar size and scope.



Political Activity

Allstate engages in public policy advocacy at the state and federal levels to foster market innovation, protect consumers, promote safety and security, ensure a healthy regulatory environment and promote fiscal responsibility. Allstate is subject to extensive regulation, primarily at the state level, which impacts many aspects of Allstate's business, including insurance pricing, claims practices, customer communications, privacy, litigation, sales practices, underwriting standards, investments and capital.

- The Nominating, Governance and Social Responsibility Committee provides oversight of Allstate's political contributions and activities, including a joint session with the Board.
- The Chief Risk Officer reports to the Nominating, Governance and Social Responsibility Committee and the Board, providing an annual assessment of risks associated with political engagement while ensuring that there is appropriate risk management and oversight. The 2024 assessment concluded that political engagement appropriately balances risk and return.



Ethics and Compliance

The Audit Committee is responsible for the periodic review and assessment of Allstate's Global Code of Business Conduct. The Code provides the framework for the decisions we make and the actions we take every day. The commitment to doing the right thing strengthens our business by making us more reliable, resilient and responsive to those we serve.

The Audit Committee also oversees Allstate's ethics and compliance program. At least semi-annually, the Audit Committee reviews and discusses with the Chief Compliance Officer and Chief Ethics Officer a report describing Allstate's ethics and compliance program and its effectiveness. This includes any ethics and compliance matters that may have a material impact on Allstate's reputation, operations, financial condition, results of operations or cash flow.

Board Oversight of Risk

The key risk areas overseen by each Board committee are described below.

Board of Directors
Overall accountability of Allstate's enterprise risk and return management

Risk and Return Committee	Audit Committee	Compensation and Human Capital Committee	Nominating, Governance and Social Responsibility Committee
REVIEW FREQUENCY			
• At least five times annually	• At least four times annually	• At least once annually	• At least once annually
KEY AREAS OF RISK OVERSIGHT			
• ERRM Framework, governance structure and risk-related decision making • The enterprise risk and return profile, including elevated and emerging risks • Specific risks and opportunities within strategic, insurance, investment, financial, operational and culture categories • Risk and return perspective on strategic and operating plans • Extremely low frequency scenarios with potentially high impacts	• Internal controls over financial reporting and disclosure controls and procedures • External financial reporting • Effectiveness of ethics and compliance program and reporting • Independence and performance of the company's registered public accounting firm • Cybersecurity and enterprise resilience • Litigation and regulatory developments	• Executive compensation programs (design, performance measures and ranges in incentive plans), including review of the Chief Risk Officer's assessment of incentive compensation programs • Senior executive succession planning • Human capital management, leadership and development, turnover, retention, organizational health and pay equity	• Corporate governance • Shareholder engagement • Political contributions and public policy activities, including review of the Chief Risk Officer's assessment of political activities • Sustainability strategy, progress and reporting
REPORTS FROM			
• Chief Risk Officer • Business unit chief risk officers • Other internal subject matter experts	• Chief Risk Officer • Chief Financial Officer • Chief Accounting Officer • Chief Audit Executive • Chief Ethics Officer • Chief Compliance Officer • Chief Information Security Officer • External, independent cybersecurity advisor • Independent registered public accountant	• Independent compensation consultant • Chief Human Resources Officer • Chief Risk Officer • Other outside experts and speakers	• SVP and Deputy General Counsel, Corporate Law • Chief Risk Officer • External and other internal subject matter experts

Shareholder Engagement

During 2024, our independent Lead Director, Chair, President and CEO and other members of senior management, including our Chief Legal Officer and General Counsel, VP of Executive Compensation, SVP and Deputy General Counsel of Corporate Law, Director of Investor Relations and Corporate Secretary engaged with shareholders.

Shareholder Feedback is Integrated Into Board Discussions and Decisions

>50% of Allstate's outstanding shares contacted for engagement

>35% of Allstate's outstanding shares engaged since the 2024 Annual Meeting

25% of engagement meetings included the Lead Director

Key Themes Discussed	Recent Allstate Actions
Governance Developments and Board Composition	• Ongoing assessment of directors' expertise and perspectives to enhance oversight of Allstate's strategy and risks. Ms. Morris joined the Board in 2024, bringing deep insurance industry expertise. Ms. Turner joined the Board in 2023, enhancing the Board's experience in innovation, consumer goods and business transformation.
2024 Shareholder Proposal: Splitting Role of Chair and CEO	• The Board regularly evaluates whether to combine or to split the chair and CEO roles. Following the 2024 Annual Meeting, the topic of our Board leadership structure was discussed with shareholders, who expressed that they did not have concerns with our current structure and appreciated the insight into Board dynamics and proxy disclosure. In response, the independent directors have affirmed that Allstate is well served by having Mr. Wilson hold the roles of Chair and CEO and Mr. Sherrill holds the role of independent Lead Director.
Climate Reporting	• Consistent with feedback from shareholders, we determined that Allstate would not announce Scope 3 emission reduction targets by the end of 2025. • Enhanced Scope 3 GHG disclosures; leads U.S. peers with reporting of investment portfolio and claims emissions.

Other Topics	Feedback Discussed
Executive Compensation	• Broad discussions with shareholders around compensation program design, performance measures and Allstate's Transformative Growth strategy. For additional information about Allstate's performance measures for annual and long-term incentive awards, **see pages 56-67 and 84-86**.
Management Succession Planning	• The Board discusses leadership development, succession planning and emergency scenario planning. • Directors regularly meet with senior leaders on a 1:1 basis and in informal settings.
Risk and Return Oversight of Generative AI	• Allstate is leveraging its risk and return management framework to enhance governance around artificial intelligence and advanced computing opportunities.


Shareholder Engagement Cycle

SPRING	**SUMMER**
• Publish annual report and proxy statement, identifying key themes discussed in engagements • Conduct proactive outreach with select shareholders to discuss Annual Meeting voting items and address questions • Hold Annual Meeting	• Discuss Annual Meeting results • Summarize external proxy season outcomes and present to the Nominating, Governance and Social Responsibility Committee and the Compensation and Human Capital Committee to help identify priority topics

 

FALL/WINTER

• Conduct proactive outreach to understand shareholders' perspective, address questions and discuss Allstate's governance and compensation practices and other topics

• Report on engagement conversations to the Nominating, Governance and Social Responsibility Committee and full Board

• Incorporate shareholder feedback into planning on governance, compensation and other key topics

• Review by the Nominating, Governance and Social Responsibility Committee and the Compensation and Human Capital Committee of regulatory developments and corporate governance best practices

Communication with the Board

The Board has established a process to facilitate communication by shareholders and other interested parties with directors as a group. The Chief Legal Officer and General Counsel reports regularly to the Nominating, Governance and Social Responsibility Committee on correspondence received that, in her opinion, involves functions of the Board or its committees or that merits Board attention. Items that are unrelated to the duties and responsibilities of the Board are not reported to the committee.

The Allstate Board welcomes your input on compensation, governance and other matters.

 directors@allstate.com

 **The Allstate Corporation, Nominating, Governance and Social Responsibility Committee** 3100 Sanders Road, Northbrook, IL 60062, c/o General Counsel

In addition, the Audit Committee has established procedures for the receipt, retention and treatment of any complaints about accounting, internal accounting controls or auditing matters. To report any issue relating to The Allstate Corporation (including Allstate Insurance Company and its affiliates) accounting, accounting controls, financial reporting or auditing practices, you may contact the company by mail, telephone or email. Telephone contacts may be kept confidential at your request.

By mail:
The Allstate Corporation, Audit Committee
3100 Sanders Road, Northbrook, IL 60062
c/o General Counsel

By phone:
Allstate i-Report Line:
1-800-706-9855

By email:
auditcommittee2@allstate.com

The communication process and the methods to communicate with directors are posted on the "Governance Overview" section of **www.allstateinvestors.com**.



Director Compensation

Director Compensation Program

We structure the compensation program for non-employee directors to reflect the demands on our directors of serving on the board of a large, complex and highly regulated company and peer practices. The Nominating, Governance and Social Responsibility Committee reviews non-employee director compensation annually. The following charts describe each component of our non-employee director compensation program for 2024.

Non–Employee Director

42%	58%
$125,000 Annual Cash Retainer	**$175,000** Annual Equity



Additional Annual Cash Retainers



$50,000
Lead Director

$30,000
Compensation and Human Capital Committee Chair



$35,000
Audit Committee Chair and Risk and Return Committee Chair



$25,000
Nominating Governance and Social Responsibility Committee Chair

Director Equity Compensation

- The Board believes that a meaningful portion of a director's compensation should be in the form of equity securities to create alignment with corporate performance and shareholder interests.

- Annual restricted stock units (RSUs) are granted under a fixed-value formula and in accordance with the shareholder approved 2017 Equity Compensation Plan for Non-Employee Directors. The aggregate grant date fair value of any award granted to a director during a calendar year may not exceed $800,000. Each RSU includes a dividend equivalent right that entitles the director to receive a payment equal to regular cash dividends paid on Allstate common stock.

2025 Director Compensation

- As part of its annual benchmarking of independent director pay, the Committee's independent compensation consultant, Pay Governance, reviewed the design and competitiveness of the company's director pay practices. Pay Governance recommended, and the Board approved, adjusting the annual cash and equity retainers from $125,000 to $135,000 and from $175,000 to $190,000, respectively, beginning in 2025, to better align with peer practices.

Director Stock Ownership Guidelines

Each director is expected to accumulate an ownership position in Allstate common stock equal to six times the value of the cash retainer within five years of joining the Board or within five years of an increase in annual cash retainer, if applicable. Allstate's stock ownership requirements for directors specify that Allstate shares owned personally and beneficially, as well as unvested restricted stock units, count toward meeting the requirement.

Each director has met the ownership guideline, except Ms. Turner, who joined the Board in 2023 and Ms. Morris, who joined the Board in 2024.


2024 Director Compensation

The following table summarizes the compensation for each of our non-employee directors in 2024.

Name	Leadership Roles Held During 2024	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Total ($)
Donald E. Brown	Audit Committee Chair (*May - Dec 2024*)	147,116	175,058	322,174
Kermit R. Crawford	Audit Committee Chair (*Jan - May 2024*)	142,500	175,058	317,558
Richard T. Hume		125,000	175,058	300,058
Margaret M. Keane		125,000	175,058	300,058
Siddharth N. Mehta	Risk and Return Committee Chair (*Jan - May 2024*)	142,500	175,058	317,558
Maria R. Morris		125,000	248,114	373,113
Jacques P. Perold	Risk and Return Committee Chair (*May - Dec 2024*)	147,116	175,058	322,174
Andrea Redmond	Nominating, Governance and Social Responsibility Committee Chair	150,000	175,058	325,058
Gregg M. Sherrill	Lead Director	175,000	175,058	350,058
Judith A. Sprieser		125,000	175,058	300,058
Perry M. Traquina	Compensation and Human Capital Committee Chair	155,000	175,058	330,058
Monica J. Turner		125,000	175,058	300,058

[1] Cash retainer is paid quarterly in advance on the first business day of each quarter unless a director elects to receive all or a portion of the retainer in the form of Allstate common stock pursuant to the 2017 Equity Compensation Plan for Non-Employee Directors. The retainer is prorated for a director who joins the Board during a quarter. In 2024, Ms. Keane and Messrs. Brown and Traquina each elected to receive 100% of their retainer in the form of common stock. Also, under Allstate's Deferred Compensation Plan for Non-Employee Directors, directors may elect to defer their retainers to an account that is credited or debited, as applicable, based on (a) the fair market value of, and dividends paid on, common shares (common share units); (b) an average interest rate calculated on 90-day dealer commercial paper; (c) S&P 500 Index, with dividends reinvested; or (d) a money market fund. No director has voting or investment powers in common share units, which are payable solely in cash. Subject to certain restrictions, amounts deferred under the plan, together with earnings thereon, may be transferred between accounts and are distributed after the director leaves the Board in a lump sum or over a period not in excess of ten years in accordance with the director's instructions. The accumulated amount of common share units as of December 31, 2024, for directors previously electing to defer their cash retainer, is reflected in the table below.

Amounts Deferred under Deferred Compensation Plan for Non-Employee Directors	Allstate Common Share Units (#)
Mr. Traquina	7,519

[2] Directors are granted restricted stock units (RSUs) on June 1 equal in value to $175,000 divided by the closing price of a share of Allstate common stock on such grant date, rounded up to the nearest whole share. Grant date fair value for RSUs granted in 2024 is based on the final closing price of Allstate common stock on the actual grant date, which in part also reflects the payment of expected future dividend equivalent rights. (See Note 20 to our audited financial statements for 2024). The final grant date closing price was $167.52. In addition to the annual award, Ms. Morris received a prorated award upon joining the Board in 2024 for which the final grant closing price was $143.81. The values were computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Each RSU entitles the director to receive one share of Allstate common stock on the conversion date (see footnote 3).

[3] The following table sets forth outstanding RSUs as of December 31, 2024, for each director. The value of the RSUs is based on the closing price of our common stock of $192.79 on December 31, 2024.

Name	Restricted Stock Units (#)	Value of Restricted Stock Units as of 12/31/24 ($)	Multiple of Annual Cash Retainer (including shares held outright)
Mr. Brown	3,948	761,135	14.1
Mr. Crawford	22,978	4,429,929	37.0
Mr. Hume	3,948	761,135	10.1
Ms. Keane	3,948	761,135	28.0
Mr. Mehta	13,492	2,601,123	30.0
Ms. Morris	1,553	299,403	2.4
Mr. Perold	15,102	2,911,515	23.3
Ms. Redmond	38,450	7,412,776	62.4
Mr. Sherrill	3,948	761,135	17.0
Ms. Sprieser	42,136	8,123,399	65.0
Mr. Traquina	13,661	2,633,704	28.1
Ms. Turner	3,104	598,420	4.8

RSUs granted before September 15, 2008, convert into common stock one year after termination of the director's Board service. RSU awards granted on or after September 15, 2008, and before June 1, 2016, convert into common stock upon termination of Board service. RSUs granted on or after June 1, 2016, convert into common stock on the earlier of the third anniversary of the date of grant or upon termination of Board service. Directors had the option to defer the conversion of the RSUs granted on June 1, 2016, for ten years from the date of grant or the later of termination of Board service or June 1, 2024. The conversion of RSUs granted after June 1, 2016, may be deferred for ten years or until termination of Board service. In addition to the conversion periods described above, RSUs will convert into common stock upon a director's death or disability.



Executive Compensation

2 Say-on-Pay: Advisory Vote on the Compensation of the Named Executives

VOTING RECOMMENDATION:

The Board recommends a vote **FOR** this proposal.

What am I Voting on?

As we do each year, we are seeking advisory shareholder approval of the compensation of our named executives, as disclosed in the Compensation Discussion and Analysis and accompanying tables and narrative of this proxy statement. While the vote is non-binding, the Board and the Compensation and Human Capital Committee (the Committee, as referenced throughout the Compensation Discussion and Analysis) consider the voting results as part of their annual evaluation of our executive compensation program.

Overview of Executive Compensation Program

- Designed to align pay with achievement of our financial and long-term strategic goals and long-term shareholder value
- Independent oversight by Compensation and Human Capital Committee of the Board
- Independent compensation consultant utilized to evaluate and benchmark compensation program
- Executive compensation targeted at 50th percentile of peers and aligned with short-and long-term business goals and strategy
- A majority of long-term incentives (LTIs) are performance-based

Shareholders are being asked to approve the following advisory resolution on the executive compensation of the named executives:

RESOLVED, on an advisory basis, the shareholders of The Allstate Corporation approve the compensation of the named executives, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis and accompanying tables and narrative on **pages 48-91** of the Notice of 2025 Annual Meeting and Proxy Statement.

Compensation Discussion and Analysis

Message from the Compensation and Human Capital Committee

As members of the Compensation and Human Capital Committee, we thank the many of you that engaged with us and provided feedback during 2024. Allstate's compensation philosophy is to pay for performance over short- and long-term periods, with a focus on financial, operating and strategic metrics that are designed to drive long-term value. Each year, the Committee reviews the named executives' performance using a balanced and disciplined approach to determine base salaries and variable compensation awards. The approach for 2024 included a range of performance and governance considerations, as well as shareholder feedback, as inputs into compensation decisions. During 2024, the Committee also continued to focus on senior leadership development and succession planning, as well as organizational health. We appreciate the feedback on all of these topics, and hope to have your support on this year's say-on-pay vote.

WHERE TO FIND



1   # 2024 Executive Compensation At-a-Glance

Allstate's executive compensation program is designed to ensure that the interests of our executives are aligned with our shareholders:

Pay for Performance

The majority of the CEO's and other Named Executive Officers' (NEOs') compensation opportunity is at-risk and based on measurable performance goals.

Establish a Strong Link Between Performance Measures and Strategic Objectives

Performance measures are linked to operating priorities designed to create long-term shareholder value.

Target Compensation Mix

CEO

At-Risk Performance-Based Pay: 92%

8% Base Salary	**22%** Annual Cash Incentive	**49%** Performance Stock Awards	**21%** Stock Options

OTHER NEOs (average)

At-Risk Performance-Based Pay: 84%

16% Base Salary	**30%** Annual Cash Incentive	**32%** Performance Stock Awards	**11%** Stock Options	**11%** Restricted Stock Units

Alignment of Pay with Performance

Allstate's executive compensation program is aligned with shareholder interests. The named executives' compensation is aligned with achievement of these financial and long-term strategic goals and at least 84% of their average target compensation is at-risk. Incentive compensation plans incorporate relevant metrics and targets to drive the behaviors necessary to accomplish our short- and long-term goals. Our program uses equity-based programs consisting of performance measures that are closely correlated with growth in shareholder value over time.

This alignment is apparent in our incentive plan payouts. In 2024, net income increased to $4.6 billion largely due to significantly improved auto insurance underwriting margins, which had been negative in 2022 and 2023 reflecting pandemic-related inflation in auto claim costs. As a result, the annual cash incentive plan funded at 188.1% in 2024, versus 57.5% in 2022 and 50% in 2023. 2022-2024 Performance Stock Award (PSA) program results of 62.2% remained below target. 2021-2023 PSA program results were 31%, given the impact of auto insurance results on returns in 2022 and 2023.

2024 compensation reported on the *Summary Compensation* Table on **page 71** also reflects the change in the mix of NEO equity incentives in response to shareholder feedback: the percentage of long-term equity compensation awarded in stock option grants was reduced and the percentages of compensation in PSAs and Restricted Stock Units (RSUs) were increased; however, the compensation structure for our CEO only includes incentive-based equity and does not include any time-based RSUs.



2024 Annual Cash Incentive[1]

188.1%

Payout as a percentage of target pool funding from Market-Facing Businesses plus Investments roll-up. Performance Net Income exceeded target and prior year.



Market-Facing Businesses Plus Investments Roll-up (70% of opportunity)

184.2%

50% Payout **Threshold**	100% Payout **Target**	200% Payout **Maximum**



Performance Net Income (30% of opportunity) (in millions)

Actual Results: $5,213

197.1%

0% Payout **Threshold**	100% Payout **Target**	200% Payout **Maximum**

2022-2024 Performance Stock Awards[1]

62.2%

Shares vested as a percentage of target. Results below target due to Performance Net Income substantially below plan in 2022 and 2023 reflecting impact of inflation on auto repair and replacement costs.

Average Performance Net Income Return on Equity (50% of opportunity)

Actual Results: 9.8%

10.0% **Threshold**	16.0% **Target**	18.0% **Maximum**

Relative TSR (30% of opportunity)

Actual Results: 91st percentile

<25th **Threshold**	55th **Target**	90th **Maximum**

Items in Force Growth Personal Property and Liability[2]

Actual Results: -0.6%

0% **Threshold**	2% **Target**	4% **Maximum**

Items in Force Growth All Other[2]

Actual Results: 3.8%

0.0% **Threshold**	3.5% **Target**	7.0% **Maximum**

[1] For a description of how these measures are determined, **see pages 57-64**.

[2] Items in Force Growth Personal Property and Liability and Items in Force Growth All Other represent 20% of opportunity in the aggregate.

Compensation Governance Best Practices

Our compensation program adheres to high standards of compensation governance for our executive officers.

✔ What We Do

- ✔ Benchmark to peers of similar industry, size and business complexity
- ✔ Target pay at 50th percentile of peers
- ✔ Independent compensation consultant
- ✔ Double trigger vesting in the event of a change in control
- ✔ Majority of LTI is delivered through performance stock awards (PSAs)
- ✔ Total Shareholder Return (TSR) metric relative to peer performance
- ✔ All LTI is denominated and settled in equity
- ✔ Maximum payout caps for annual cash incentive compensation and PSAs
- ✔ Robust equity ownership requirements
- ✔ Clawback or cancellation of certain compensation beyond the Dodd-Frank Act requirements
- ✔ One-year minimum equity vesting provision in the equity plan
- ✔ Provide clear rationale for the metrics used to fund the annual and long-term incentive plans

✖ What We Do Not Do

- ✖ Employment agreements for executive officers
- ✖ Guaranteed annual salary increases or bonuses
- ✖ Special tax gross-ups
- ✖ Repricing or exchange of underwater stock options
- ✖ Plans that encourage excessive risk-taking
- ✖ Hedging or pledging of Allstate securities
- ✖ Inclusion of equity awards in pension calculations
- ✖ Excessive perks
- ✖ Count unvested PSAs or stock options towards ownership requirements

Compensation Program and Allstate's Strategy

Executive Compensation Program is Tied to Business Strategy and Priorities

Allstate's business relies on the expertise and capabilities of colleagues to lead the company and our various businesses in ways that meet customers' needs and, in turn, promote the long-term interests of shareholders. The executive compensation program is designed to achieve business objectives and attract, motivate and retain talented individuals.

Allstate's executive compensation program closely aligns the compensation and interests of the named executives with the long-term interests of shareholders. The executive compensation program emphasizes performance-based compensation in the form of cash and equity incentive awards based on short- and long-term financial and strategic targets. This target-based incentive structure fosters a culture of high performance and accountability and promotes shareholder interests by closely aligning executive compensation with objectively measured company performance and achievement of key strategic priorities. In 2024, Allstate advanced its strategy to increase personal property-liability insurance market share and expand embedded protection. Allstate delivered strong results: Total revenues grew to $64.1 billion, 12.3% above the prior year, driven by increased Property-Liability earned premium. Successful risk and return management contributed to excellent underwriting and investment results. Net income applicable to common shareholders was $4.6 billion compared to a loss in 2023.

2024 Compensation Metrics Support Allstate's Strategy

Annual Cash Incentive Awards	**Market-Facing Businesses plus Investments Performance**	Captures growth and profitability of the Allstate businesses
	Performance Net Income	Aligns with shareholder expectations for profitability and return on capital
Performance Stock Awards	**Average Performance Net Income ROE**	Correlates to changes in long-term shareholder value
		Measures performance in a way that is tracked and understood by investors
		Captures both income statement and balance sheet impacts, including capital management actions
	Relative Total Shareholder Return (TSR)	Added based on feedback from shareholders and prevalent market practices
		Performance is relative to a TSR peer group
	Inclusive Diversity and Equity	Measures progress on Inclusive Diversity and Equity (eliminated for 2025)

2024 Operating Priorities

Grow Customer Base	Achieve 2024 Plan Growth Objectives	Consolidated policies in force reached 208 million, a 7.2% increase from prior year. Personal Property-Liability policies in force decreased by 0.6% compared to the prior year, as continued growth in the homeowners insurance business was more than offset by declines in the auto insurance business.
		Protection Services policies in force and revenue increased 9.3% and 16.7%, respectively, primarily due to growth at Allstate Protection Plans through expanding distribution relationships and protection offerings.
Achieve Target Economic Returns on Capital	Achieve 2024 Plan Returns	Return on average Allstate common shareholders' equity was 25.8% in 2024.
		Total return on the $72.61 billion investment portfolio was 3.8% in 2024. Proactive portfolio management repositioned the fixed income portfolio into longer duration and higher-yielding assets to increase income.
		The Property-Liability combined ratio of 94.3 for the full year decreased compared to the prior year primarily reflecting successful execution of the company's comprehensive auto insurance profitability plan and slightly lower catastrophe losses.
Execute Transformative Growth	Improve Customer Value	Enterprise Net Promoter Score, which measures how likely customers are to recommend Allstate, finished below the prior year, reflecting the impact of substantial price increases necessary to offset higher loss costs.
		Improved over 25 million customer interactions.
	Expand Customer Access	Increased auto insurance new issued applications in all channels.
		National General continues to build a strong competitive position in independent agent distribution with successful expansion on non-standard auto sales and roll-out of our auto and home Custom360 product now available in 30 states.
	Increase Sophistication and Investment in Customer Acquisition	Increased advertising and reduced underwriting restrictions as higher average premium outpaced increased loss costs per policy.
	Deploy New Technology Ecosystems	Continued roll-out of Affordable, Simple and Connected auto insurance offering available in 31 states for auto, 28 states for renters and Affordable, Simple and Connected homeowners insurance offering available in 4 states at year-end 2024.
		Expanding utilization of machine-based learning and artificial intelligence.
	Drive Organizational Transformation	Streamlined the organization by reducing bureaucracy, risk aversion and organizational silos.

Comparison of Total Shareholder Return (%) Against Allstate Peers



1-Year

- Peers: 27.5%
- P&C Peers: 29.8%
- Life Peers: 22.1%
- Allstate: 40.6%

3-Year

- Peers: 61.5%
- P&C Peers: 64.0%
- Life Peers: 44.6%
- Allstate: 76.9%

5-Year

- Peers: 117.7%
- P&C Peers: 129.2%
- Life Peers: 85.5%
- Allstate: 94.2%

Legend: Peers | P&C Peers | Life Peers | Allstate

Introduction   **Corporate
Governance**   **Executive
Compensation**   **Audit
Matters**   **Sustainability**   **Stock
Ownership**   **Other
Information**   **Links and
Resources**



2   Incentive Design and Goal-Setting

Role of the Compensation and Human Capital Committee in Setting Executive Compensation

The Compensation and Human Capital Committee oversees and approves Allstate's executive compensation program. The Committee makes recommendations to the Board on compensation for the CEO, reviews senior management selections and, in conjunction with the full Board, oversees succession planning. The Committee also reviews and approves compensation for the leadership team (other than the CEO), with feedback from the CEO.

The Committee evaluates the executive compensation structure on an annual basis to ensure alignment with Allstate's compensation philosophy, business strategy and shareholder priorities. The compensation philosophy centers around maintaining a compensation program for the named executives that is designed to promote the achievement of short-term and long-term financial and strategic goals. In the Committee's 2024 review with its independent compensation consultant, Pay Governance, the Committee approved market adjustments, as described in Compensation Decisions for 2024 on **pages 65-67**.

Incentive Design, Payout and Goal-Setting Process

For the annual and LTI programs, the Committee oversees a rigorous and comprehensive goal-setting process. The Committee uses performance measures in the annual and long-term programs that (1) align with the company's strategy, operating priorities and shareholder interests, (2) are provided in the annual and strategic operating and financial plans and (3) reflect the company's overall performance. The following timeline of key events reflects the Committee's process in fiscal year 2024:

Benchmark		
April-July		

- Evaluate peer group to determine if any changes are appropriate for the next performance cycle
- Compare against peers' target compensation, financial results and shareholder returns over one, three and five years

- Review feedback from shareholders and proxy advisory firms on compensation
- Independent compensation consultant provides pay for performance analysis, advice on incentive design and information on current market practices and industry trends

Ongoing

- Review compensation philosophy and objectives in light of company performance, goals and strategy, shareholder feedback and external benchmarking
- Monitor compensation estimates in comparison to actual and relative performance
- Monitor compliance with management equity ownership requirements

Calculate Payouts		
February		

- Actual performance against goals determines the corporate pool for the annual incentive award
- Annual incentive pool is allocated amongst enterprise based on performance of businesses and individual leaders to align pay with performance
- Determine the number of performance stock awards that will vest for the applicable measurement period based on actual performance
- Review and approve salary adjustments and annual incentive payments and equity grants for executive officers

Establish Plan Design and Key Metrics		
November-January		

- Independent compensation consultant provides advice on executive pay levels
- Establish plan design and performance measures for the upcoming year
- Board approves the annual operating plan which is used to establish target performance and ranges for threshold and maximum for the annual incentive program. Long-term plan targets reflect 3 year strategic objectives and peer performance. Ranges for performance goals reflect historical and expected performance, market expectations and industry trends
- Review operating plans and compensation measures for alignment with enterprise risk and return principles



Shareholder Engagement and 2024 Say-on-Pay Results

At the 2024 Annual Meeting of Shareholders, more than 86% of votes cast supported the company's executive compensation program. Allstate engages with its shareholders multiple times throughout the year to hear their feedback and ensure continued alignment of compensation practices with shareholder expectations and market trends. During 2024, members of senior management and the independent Lead Director engaged with shareholders representing more than 35% of shares outstanding. In these meetings, we discussed a range of topics related to executive compensation, including how our compensation program has evolved over time to closely tie to our strategy. Investors generally expressed satisfaction with Allstate's program design and focus on pay for performance. In determining the structure and amount of executive pay, the Committee carefully considered this feedback, alongside our compensation philosophy, strategic business goals, market practices and 2024 vote results. In 2025, long-term equity incentive targets will be based on adjusted net income return on equity and relative total shareholder return. For additional information on the company's shareholder engagements, **see page 43** and for additional information on long-term equity incentive targets, **see pages 61-64**.

Timing of Equity Awards and Grant Practices

- The Committee's long-standing practice is to approve and grant annual LTI awards, including stock options, on a pre-determined schedule in the first quarter of each year in accordance with the company's annual compensation cycle. Not only does this timing allow the Committee to align equity awards with our annual performance and business goals but it also prevents intentionally timing such grants in anticipation of the release of material nonpublic information (MNPI). Our disclosure of MNPI is also not timed on the basis of equity award grant dates.

- In addition, the Committee may at times grant equity incentive awards, including stock options, to newly hired or promoted employees or to recognize executives outside of the annual grant cycle. In such cases, the effective date of the grant, or the grant date, will be the third day of the month following such hire or promotion, or if such date is not a trading day, the next trading day, as approved by the Committee. All equity awards granted through this process are conditioned on the employee being an active employee on the grant date. The exercise price of any stock option to purchase our common stock will be the closing market price of our common stock on the grant date on the principal national securities exchange on which our common stock is listed or admitted to trade. For additional information on the Committee's practices, **see page 37**.

As required by Item 402(x) of Regulation S-K under the Exchange Act, we are providing the following information about the stock options granted to our NEOs on February 21, 2024, the same business day on which we filed our Form 10-K for the fiscal year ended December 31, 2023.

Name (a)	Grant date (b)	Number of securities underlying the award (c)	Exercise price of the award ($/Sh) (d)	Grant date fair value of the award (e)	Percentage change in the closing market price of the securities underlying the award between the trading day ending immediately prior to the disclosure of material nonpublic information and the trading day beginning immediately following the disclosure of material nonpublic information (f)
Mr. Wilson	2/21/2024	119,784	$159.17	$ 4,736,259	0.29%
Mr. Merten	2/21/2024	18,209	$159.17	$ 719,984	0.29%
Mr. Rizzo	2/21/2024	22,129	$159.17	$ 874,981	0.29%
Mr. Dugenske	2/21/2024	18,810	$159.17	$ 743,747	0.29%
Ms. DeBiase	2/21/2024	10,926	$159.17	$ 432,014	0.29%

Peer Benchmarking

The Committee monitors performance toward goals throughout the year and reviews the executive compensation program design and executive pay levels annually. As part of that evaluation, the Committee's independent compensation consultant, Pay Governance, provided executive compensation data, information on current market practices and benchmarking on target pay opportunities. The Committee benchmarks executive compensation program design and executive pay against multiple market references, including financial services and broader general industry survey data and a group of peer companies that are industry peers as a point of reference in determining executive pay within a competitive range. Product mix, market segment, annual revenues, premiums, assets and market value were considered when identifying peer companies. The Committee believes Allstate competes against these public companies for executive talent, business and shareholder investment. The Committee reviews the composition of the peer group annually with the assistance of its compensation consultant and adjusts as necessary due to changes at a peer company's operations or changes in comparability.

The compensation consultant's recommendation has been to use a peer group that reflects Allstate's business and operations. As of 2023, eight out of thirteen of Allstate's peer companies also include Allstate in their respective peer company lists. The following table reflects the peer group used for 2024 compensation benchmarking.

Compensation Peer Companies[1][2] Company Name	Revenue ($ in billions)	Market Cap ($ in billions)	Assets ($ in billions)	Premiums ($ in billions)
AFLAC Inc.	18.9	56.9	117.6	13.4
American International Group, Inc.	27.3	44.1	161.3	23.5
AON plc	15.8	77.6	49.0	15.7
Chubb Limited	55.9	110.7	246.3	49.8
The Hartford Financial Services Group, Inc.	26.5	31.5	80.9	22.9
Humana Inc.	117.8	30.6	46.5	112.1
Manulife Financial Corporation	38.9	53.1	680.3	19.4
Marsh & McLennan	24.6	104.4	56.5	15.4
MetLife, Inc.	71.0	56.4	677.5	49.9
The Progressive Corporation	75.3	140.4	105.7	70.8
Prudential Financial Inc.	70.4	42.0	735.6	47.2
The Travelers Companies Inc.	46.4	54.6	133.2	41.9
Allstate	64.1	51.1	111.6	58.3
Allstate Ranking Relative to Peers:				
Property and Casualty Insurance Products	3 of 9	7 of 9	5 of 9	2 of 9
All Peer Companies	5 of 13	9 of 13	8 of 13	3 of 13

[1]   Information as of year-end 2024.

[2]   Liberty Mutual is included in compensation peer benchmark; but, because they are not traded publicly, we do not include their information in this table.

1 Year Total Shareholder Return



3 Year Total Shareholder Return



5 Year Total Shareholder Return



The committee uses compensation surveys for certain executives that provide information on companies of similar size and business mix as Allstate, as well as companies with a broader market context.

The Committee uses the 50th percentile of our peer group as a guideline, but not the sole factor, in setting the target total direct compensation of our named executives. Within the guideline, the Committee balances the various elements of compensation based on individual experience, job scope and responsibilities, performance, tenure and market practices.



3 Compensation Elements

Overview

The following table lists the elements of target direct compensation for our 2024 executive compensation program.

	Pay-Element[1]	Weight		Form	Why We Pay This Element	Summary of Key Elements
		CEO	Other NEOs[2]			
SHORT-TERM / FIXED	Base Salary	8%	16%	Cash	Attract and retain executives with competitive level of cash compensation.	Reviewed annually and adjusted when appropriate.
MID-TERM / VARIABLE	Annual Cash Incentive Awards	22%	30%	Cash	Motivate and reward executives for performance on key strategic, operational and financial measures during the year.	A corporate-wide funding pool based on aggregated business results plus Performance Net Income.[1] Pool is then allocated based on business and individual performance.
LONG-TERM / VARIABLE	Performance Stock Awards	49%	32%	Equity	Motivate and reward executives for performance on key long-term measures. Align the interests of executives with long-term shareholder value. Retain executive talent.	PSAs vest on the third anniversary of the grant date. Actual amounts of PSAs earned and vested are based on measures determined by the Committee.
	Stock Options	21%	11%	Equity	Align the interests of executives with long-term shareholder value. Retain executive talent.	Non-qualified stock options to purchase shares at the market price when awarded. Vest ratably in equal annual installments over three years. Expire in ten years or, in the event of retirement, the earlier of five years from retirement or normal expiration.
	Restricted Stock Units		11%	Equity	Align the interests of executives with long-term shareholder value. Retain executive talent.	Restricted Stock Units are a promise to transfer fully vested shares upon vesting or as otherwise noted in the award agreement. Vest ratably in equal annual installments over three years.

[1] For a description of how mid-term and long-term measures are determined, see pages 57-67.

[2] Represents the average of the target direct compensation elements for all of the named executives except the CEO in 2024.

Salary

In setting executive salary levels, the Committee uses the 50th percentile of total target direct compensation of our peer companies as a guideline, which supports Allstate's ability to compete effectively for and retain executive talent. Annual merit increases for named executives are based on their performance and external benchmarking as provided by the independent compensation consultant. The salary paid to each named executive in fiscal year 2024 is set forth in the section below under "Compensation Decisions for 2024".

Annual Cash Incentive Awards

The annual cash incentive awards are performance-based bonuses provided to our named executives through The Allstate Corporation Annual Executive Incentive Plan that are based on performance of our three Market-Facing Businesses and Investments, and Performance Net Income.



New in 2024

Focusing on profitable growth, our 2024 annual incentive plan design measures profitable growth in the business unit results of each of our operating segments (Property-Liability, Protection Services and Health and Benefits) and Investments representing 70% of the pool, with the remaining 30% based on Performance Net Income.

How Target Opportunities Are Set

- Target annual incentive percentages for each named executive are set annually by the Committee and are based on consideration of incentive opportunities at peer companies and our benchmark guideline for total direct compensation at the 50th percentile. The target annual incentive percentages for each named executive for fiscal year 2024 are set forth in the section below under "Compensation Decisions for 2024".

How Performance Goals Are Established

- The Committee sets annual cash incentive performance goals based on the annual operating plan. **Target performance is equal to the Board approved operating plan**. Threshold and maximum objectives are based on a range of sensitivities relative to the operating plan. To further test the appropriateness of the ranges, the Committee's independent consultant provides advice based on historical peer performance and market practices. The Chief Risk Officer reviews the performance measures and ranges to ensure they are consistent with Allstate's risk and return principles and do not incentivize unnecessary and excessive risk taking.
- We do not disclose Market-Facing Business incentive plan goals prior to the completion of the performance period because they are tied to our operating plan, which is proprietary information.
- Performance Net Income target for 2024 was set above 2023 target and actual performance.

Corporate Pool Funded Based on Actual Performance

- Actual performance on the previously approved measures determines the overall funding level of the corporate pool and the aggregate total award budget for eligible employees. The Committee approved the total company funding after the end of the performance period based on the actual results on these performance measures. For the actual results and detail on how each measure was defined and calculated, **see pages 58-59**.
- In 2024, the pool was funded based on the collective results of the three Market-Facing Businesses and Investments, and Performance Net Income. Funding ranges from 0% to 200% of target, and results between threshold, target and maximum are subject to interpolation.

Introduction   **Corporate Governance**   **Executive Compensation**   **Audit Matters**   **Sustainability**   **Stock Ownership**   **Other Information**   **Links and Resources**



Determine Calculation of Corporate Pool Funding

Actual Performance Against Target on Plan Measures

Market-Facing Businesses and Investments Results (70%)		Performance Net Income (30%)

(Funding from 0%-200% of target)

$=$ **Corporate Pool Funding**
(0%-200% of target)

Determine Annual Incentive Payments to NEOs and other Executive Officers

- Committee's compensation recommendations **for the CEO** are reviewed and approved by the independent directors of our Board in executive session.
- Committee reviews and approves CEO recommendations **for executive officers** based on pool funding, the target annual incentive percentages for each NEO and individual performance.
- The individual performance factors considered by the Committee when determining payouts are outlined on **pages 65-67**.

Determine Annual Incentive Payment for Other Eligible Participants

The Committee provides oversight of annual incentive processes and decisions for participants that are not executive officers.

- The CEO may allocate the corporate pool between the Market-Facing Businesses and Areas of Responsibility (AOR) if justified by relative performance against annual operating goals and other key business success metrics.
- Individual awards for high performing eligible employees are proportionally greater than lower quartile performers. Individual discretion does not impact total pool funding.

2024 Actual Performance

We paid the 2024 cash incentive awards of 188.1% of target in March 2025.

Market-Facing Businesses and Investments Results
(70% of opportunity)



85%
Property-Liability

5%
Protection Services

5%
Investments

5%
Health & Benefits

Performance Net Income
(30% of opportunity)



(1) A collar on Performance Net Income was utilized in 2023 to increase the absolute level by $660 million to $1,122 million and is not included in the 2024 program.

• For a description of how the 2024 measures are determined, **see pages 84-86.**

• The Committee assessed the CEO's 2024 performance, and the CEO assessed each of the other NEOs' 2024 performance.

	Measures / Weight	2024 AIP Performance Range ($ in millions)			2024 Result ($M)	2024 Funding NEOs (%)
		Threshold	**Target**	**Max**		
Property-Liability	Profitable Growth Matrix[1] (59.5%)	Property-Liability Matrix[1]			93.2 CR -0.6% IIF	195.0%
Protection Services	Total Written Premium/Other Revenue (1.75%)	$2,879	$3,079	$3,279	$3,210	165.5%
	Performance Income (1.75%)	$119	$149	$179	$196	200.0%
Health and Benefits	Revenue (1.75%)	$2,320	$2,470	$2,620	$2,443	91.0%
	Performance Income (1.75%)	$188	$218	$248	$141	50.0%
Investments	Net Investment Income (1.75%)	$2,700	$3,075	$3,450	$3,185	129.3%
	Economic Total Return vs. Benchmark (1.75%)	(50 bps)	25 bps	120 bps	+28 bps	103.2%
Market Facing Businesses (MFBs)[2] and Investments Roll-Up (70%)						184.2%
Performance Net Income (30%)		$2,060	$3,660	$5,260	$5,213	197.1%
					Overall payout by pool	**188.1%**

(1) The Property-Liability Profitable Growth Matrix is based on two factors: Combined Ratio and Items in Force Growth with earning opportunities extrapolated from threshold opportunity (set at 50% of target), target opportunity and maximum opportunity (200% of target). For 2024, based on a Combined Ratio threshold of 98.5%, target of 96.5% and maximum of 95.5%, and year over year Items in Force Growth threshold of -2%, target of -1.5% and maximum of -0.5%, the Property-Liability Profitable Growth Matrix yielded a payout of 195% of target based on an actual Combined Ratio result of 93.2 and Items in Force Growth of -0.6%.

(2) Market Facing Businesses includes the Property-Liability Segment, the Protection Services Segment and the Health and Benefits Segment.



Performance Stock Awards, Restricted Stock Units and Stock Options

Allstate grants equity awards annually to executives consistent with market practice and the philosophy that a significant amount of executive compensation should be in the form of equity to align with the interests of our long-term shareholders. Additionally, from time to time, equity awards are granted to attract new executives and to retain existing executives.

Mix of Equity Incentives

Beginning in 2024, the equity mix for the CEO and senior executives was changed based on shareholder feedback. The equity mix for the CEO is 70% PSAs and 30% stock options and senior executives is 60% PSAs, 20% stock options and 20% RSUs. PSAs and stock options are forms of performance-based incentive compensation because PSAs are earned based on achieving established performance goals and stock options require stock price appreciation to deliver value to an executive.





2024 LTI Awards (Equity)

In fiscal year 2024, the Committee, in consultation with its independent compensation consultant, Pay Governance, approved an above target equity award for each of our named executives to incentivize continued strong performance and ensure competitiveness with the market. In approving such awards, the Committee considered the substantial progress our senior leadership team is making in delivering against the company's profitability and growth strategy, including improved auto profitability and underwriting performance, reducing expenses, expanding customer access and leveraging technology. The Committee wanted to promote the executives' continued commitment to and progress on the company's profitability and growth strategy, recognize each executive's individual performance relative to such strategy and continue strengthening retention of the senior leadership team. As a matter of practice, LTI award grants to our officers are not at guaranteed levels and vary with market practice and performance.

The 2024 equity awards are subject to Allstate's LTI award terms set forth on **page 74**. For additional information about the 2024 equity awards granted to our named executives, please **see pages 65-67** with respect to the 2024 compensation for Messrs. Wilson, Merten, Rizzo, Dugenske and Ms. DeBiase.

Metrics and Purpose

Performance Stock Award Metrics and Purpose

PSAs granted in 2024	Why Metric Was Chosen
50% Average Performance Net income ROE	**Average Performance Net Income ROE** • Correlates to changes in long-term shareholder value. • Measures performance in a way that is tracked and understood by investors. • Captures both income statement and balance sheet impacts, including capital management actions.

40% Relative TSR	**Relative Total Shareholder Return (TSR)**
	• Added as a second measure in 2020 based on feedback from shareholders and market practices.
	• Performance is relative to a custom TSR peer group. The custom TSR peer group for 2024 is shown on **page 55**. Peer groups are designed in consultation with our compensation consultant.
	    • $<25^{th}$ percentile = 0% payout
	    • $25t^{h}$ percentile = 50% payout
	    • 55th percentile = 100% payout
	    • 90th percentile and above = 200% payout

10% Inclusive Diversity and Equity	• Added in 2023 based on shareholder feedback. • For PSAs granted in 2025, the performance measures were revised to focus solely on objective (Average Performance Net Income ROE-60%) and relative (TSR-40%) financial metrics.
Measurement period	← Three-years →
Vesting	← Between 0% to 200% of the target number of PSAs granted →

The 2024 measures are further described on **pages 84-86**.

How Performance Goals are Established

- At the start of the performance cycle, the Committee considered historical and expected performance, market expectations and industry trends when approving the range of performance goals.

- All Performance Stock Awards (PSAs) that are earned based on the achievement of Average Performance Net Income Return on Equity (ROE) include a minimum or maximum amount of after-tax catastrophe losses if actual catastrophe losses are less than or exceed those amounts, respectively, which serves to decrease volatility and stabilize the measure.

How Payouts Are Calculated

Actual Performance Payout Against Target

- At the end of each measurement period, the Committee certifies the level of achievement on each performance measure and the final payout percentage is determined. The final PSA payout is based on Individual Target Opportunity multiplied by the final payout percentage (0%-200%).

- The Committee requires positive net income in order for senior executives to earn PSAs based on Average Performance Net Income ROE above target. If Allstate has a cumulative net loss in a measurement period, the number of PSAs vested may not exceed target, regardless of the Average Performance Net Income ROE. This positive net income hurdle is included to prevent misalignment between Allstate reported net income and the PSAs vested based on the Average Performance Net Income ROE result. This situation could occur if, for example, catastrophe losses or capital losses that are not included in Performance Net Income ROE result in a net loss for the period. For a description of the calculation, **see page 86**.

PSA Ranges of Performance

For the 2023-2025 and the 2024-2026 outstanding performance cycles, the performance measures and levels of performance needed to earn the performance threshold, target and maximum number of PSAs are set forth in the table below.

Performance Cycle	Threshold	Target	Maximum
Outstanding Awards[1]			
2023-2025			
Performance Net Income ROE (50%)	10.0%	16.0%	18.0%
Relative TSR (30%)	<25th	55th	90th
Transformative Growth (10%)[2]	ND	ND	ND
Inclusive Diversity and Equity (10%)[2]	ND	ND	ND
2024-2026			
Performance Net Income ROE (50%)	9.0%	16.0%	20.0%
Relative TSR (40%)	<25th	55th	90th
Inclusive Diversity and Equity (10%)[2]	ND	ND	ND
Payout Percentages	0%	100%	200%

[1] The measures set forth in this table are further described on **pages 84-86**.

[2] Amounts are not disclosed (ND) because they are established based on the three-year strategic plan, which is proprietary.

2022-2024 Performance Cycle Results

In February 2025, the Committee reviewed and certified the performance results of the PSAs granted in February 2022, applicable for the 2022-2024 performance cycle, against the targets set at the beginning of the three-year performance cycle. The threshold, target and maximum performance measures and levels of performance, as well as actual results and payout percentages, with respect to the 2022-2024 performance cycle, are set forth in the table below. The total shareholder returns for Allstate and its peers are also shown for such cycle.

- Performance Net Income ROE was below target primarily reflecting the negative impact on 2022 and 2023 earnings from higher auto repairs and replacement costs. Net Income ROE was 25.8% in 2024.
- Personal Property and Liability Items in Force Growth were below target due to a reduction in auto items in force from profit improvement actions.

Performance Cycle	Threshold	Target	Maximum	Actual Results
2022-2024				
Performance Net Income ROE (50%)	10.0%	**16.0%**	18.0%	**9.8%**
Relative TSR (30%)	<25th	55th	90th	91st
Items in Force Growth (20%)				
Personal Property and Liability	0.0%	**2.0%**	4.0%	**-0.6%**
All others	0.0%	3.5%	7.0%	3.8%

PSAs Granted in 2024-2026

The following table shows the target number of PSAs granted to each of our named executives for the 2024-2026 performance cycle based on a target payout.

Performance Cycle[1]

Named Executive	Target Number of PSAs for 2024-2026 Performance Cycle
Mr. Wilson	69,430
Mr. Merten	13,570
Mr. Rizzo	16,492
Mr. Dugenske	14,018
Ms. DeBiase	8,142

[1] The actual number of PSAs that will vest will vary from 0% to 200% of the target PSAs based on Average Performance Net Income ROE, Relative TSR and Inclusive Diversity and Equity for the measurement period.

2025-2027 Performance Stock Award

The 2025 Performance Stock Award measures include Average Performance Net Income ROE and Relative TSR.

2025-2027 PSA Metrics

Average Performance Net Income ROE (60%)	Relative TSR (40%)[1]

[1] The 25th percentile would result in a 50% payout. If greater than the 25th percentile, results would be interpolated.

For the 2025-2027 award, the Average Performance Net Income ROE and Relative TSR measures are calculated, respectively, as follows:

Performance Net Income[1]

Average for three years in the performance cycle



Catastrophe Losses

Adjusted to reflect a minimum or maximum amount of catastrophe losses



Adjusted Common Shareholders' Equity[2]

Average of common shareholders' equity excluding unrealized gains and losses, after tax, at December 2024, and at the end of each year in the performance cycle



Average Performance Net Income ROE

60% of PSA Performance Measure

$$\frac{\text{Final Average Adjusted Close Price}^{(3)} - \text{Initial Average Adjusted Stock Price}^{(4)}}{\text{Initial Average Adjusted Stock Price}^{(4)}}$$

  

TSR

Relative TSR

TSR is ranked relative to 13 peer companies (including Allstate)[5]

40% of PSA Performance Measure

---

[1] Performance Net Income is defined on **page 84.**

[2] Adjusted Common Shareholders' Equity is defined on **page 108.**

[3] Final Average Adjusted Close Price is the average Adjusted Close Price over the 20 trading days prior to and including the final day of the Performance Period.

[4] Initial Average Adjusted Stock Price is the average Adjusted Stock Price over the 20 trading days prior to the first day of the Performance Period.

[5] For additional information on these peer companies, **see page 55**.





4 Compensation Decisions for 2024

Thomas J. Wilson

Chair, President and Chief Executive Officer

Our Chair, President and CEO is responsible for managing the company's strategic direction, operating results, organizational health, ethics and compliance and corporate responsibility.

2024 Performance

Mr. Wilson's compensation reflects his responsibilities, experience and performance, peer company CEO compensation and compensation program design. An independent compensation consultant provides guidance to the committee on plan design and actual compensation in comparison to operating results and peers.

Mr. Wilson's performance as Chair, President and CEO is assessed over one- and three- year periods across the following five categories:

Operating Results

- Improved profitability: net income and adjusted net income* of $4.6 billion and $4.9 billion, respectively.
- 7.2% increase in total policies in force, with significant growth in National General and Protection Plans.

Strategic Priorities

- Executed agreements to sell Employee Voluntary Benefits and Group Health Businesses in Q3'24 and Q1'25, respectively, at attractive valuations.
- Achieved balanced, multi-channel distribution model for new business: Allstate agents (43%), direct (29%), independent agents (28%).

Leadership Team

- Successfully managed and developed senior leadership to ensure strong bench strength.
- Advanced culture transformation to increase decision clarity and reduce organizational layers.

Corporate Stewardship

- Allstate recognized as one of the World's Most Ethical Companies by Ethisphere for eleventh consecutive year.
- On track to achieve Net-Zero Scope 1 and 2 goals.

Board Effectiveness

- Proactive approach to corporate governance resulting in strong relationships with shareholders.

2024 Compensation

Weighting		Actual	Target	Outcome
5%	Salary (Cash)	$1,417,308	N/A	N/A
31%	**Annual Incentive (Cash)**	$8,003,038	300% of salary	188% of target
64%	**LTI Award (Equity)**	$16,635,867[(1)]	950% of salary	117% of target

Salary (Cash)
The Board approved an increase from $1,385,000 to $1,425,000 based on evaluation of Mr. Wilson's performance, experience and target compensation as compared to the peer group.

Incentive Targets
Mr. Wilson's annual incentive targets did not change in 2024. Mr. Wilson's equity incentive target was increased in 2024. Mr. Wilson's annual incentive target was 300% of salary and his target equity incentive opportunity was 950% of salary (previously 900%).

Annual Incentive (Cash)
Mr. Wilson's target annual incentive payment of 300% of base salary with a maximum funding opportunity for the award pool of 200% of target was unchanged in 2024. The Committee approved an annual cash incentive award of $8,003,038, which was funded at 188% of target funding level.

LTI Award (Equity)
In 2024, based on its assessment of Mr. Wilson's performance in delivering strong business results, his job scope and year-over-year increases in competitive market data, the Board granted him equity awards with a grant date fair value of $16,635,867, resulting in a 2024 equity award which was above his target equity incentive award opportunity of 950% (117% of target). This is in recognition of his significant contributions to the company's on-going progress on the company's profitability and growth strategy as described on page 60.

(1) Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. For additional details on the Monte Carlo valuation, see footnote 2 to the *Summary Compensation* Table.



Jesse Merten

Executive Vice President and Chief Financial Officer

Mr. Merten has primary responsibility for the management of the company's overall financial condition, system of internal controls, capital allocation, financial reporting, investor relations, acquisitions and divestitures, capital market transactions, discontinued operations and data and analytics.

2024 Performance and Compensation

In 2024, Mr. Merten's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was above target funding with no discretion applied.

- The annual incentive plan funded at 188% based on overall corporate results.
- Successfully supported improved operating performance and shaped risk and return decisions.
- Successfully managed enterprise capital position.

2024 Compensation

Weighting		Actual	Target	Outcome
10%	Salary (Cash)	$805,096	N/A	N/A
40%	Annual Incentive (Cash)	$3,036,325	200% of salary	188% of target
50%	LTI Award (Equity)	$3,765,672[1]	375% of salary	120% of target

Salary (Cash)
The Committee approved an increase from $765,000 to $850,000 during 2024 based on evaluation of Mr. Merten's performance, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets
The Committee approved an increase to Mr. Merten's annual incentive targets in 2024. Mr. Merten's annual incentive target was 200% of salary (previously 125%) and his target equity incentive was 375% of salary (previously 300%).

Annual Incentive (Cash)
The Committee approved an annual cash incentive award of $3,036,325 for Mr. Merten, which was 188% of target funding level.

LTI Award (Equity)
In 2024, based on its assessment of Mr. Merten's performance in delivering strong business results, his job scope and added responsibilities and year-over-year increases in competitive market data, the committee granted him equity awards with a grant date fair value of $3,765,672, resulting in a 2024 equity award which was above his target equity incentive award opportunity of 375% (120% of target). This is in recognition of his significant contributions to the company's on-going progress on the company's profitability and growth strategy as described on **page 60.**

Mario Rizzo

President, Property-Liability

Mr. Rizzo leads the Property-Liability businesses, which comprise approximately 87% of Allstate's total revenues.

2024 Performance and Compensation

In 2024, Mr. Rizzo's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was above target funding with no discretion applied.

- The annual incentive plan funded at 188% based on overall corporate results.
- Strong leadership of Property-Liability business.
- Enterprise approach to leadership and operating decisions.

2024 Compensation

Weighting		Actual	Target	Outcome
9%	Salary (Cash)	$875,000	N/A	N/A
41%	Annual Incentive (Cash)	$3,703,219	225% of salary	188% of target
50%	LTI Award (Equity)	$4,576,502[1]	400% of salary	154% of target

Salary (Cash)
The Committee did not adjust Mr. Rizzo's salary of $875,000.

Incentive Targets
The Committee approved an increase to Mr. Rizzo's annual incentive targets in 2024 based on evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group. Mr. Rizzo's annual incentive target was 225% of salary (previously 150%) and his target equity incentive was 400% of salary (previously 325%).

Annual Incentive (Cash)
The Committee approved an annual cash incentive award of $3,703,219 for Mr. Rizzo, which was 188% of target funding level.

LTI Award (Equity)
In 2024, based on its assessment of Mr. Rizzo's performance in delivering strong business results, his job scope and year-over-year increases in competitive market data, the Committee granted him equity awards with a grant date fair value of $4,576,502, resulting in a 2024 equity award which was above his target equity incentive award opportunity of 400% (154% of target). This is in recognition of his significant contributions to the company's on-going progress on the company's profitability and growth strategy as described on **page 60**.

---

[1] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. For additional details on the Monte Carlo valuation, **see footnote 2** to the *Summary Compensation* Table**.**

John Dugenske

President, Investments and Corporate Strategy

Mr. Dugenske is responsible for the company's investment portfolio and corporate strategy.

2024 Performance and Compensation

In 2024, Mr. Dugenske's performance was assessed based on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was above target funding with no discretion applied.

- The annual incentive plan funded at 188% based on overall corporate results.
- Proactively managed investment portfolios with an enterprise approach.
- Successfully managed strategy issues for Market-Facing Businesses.

2024 Compensation

Weighting		Actual	Target	Outcome
11%	Salary (Cash)	$875,000	N/A	N/A
41%	Annual Incentive (Cash)	$3,291,750	200% of salary	188% of target
48%	LTI Award (Equity)	$3,890,093[(1)]	325% of salary	131% of target

Salary (Cash)
The Committee did not adjust Mr. Dugenske's salary of $875,000.

Incentive Targets
The Committee approved an increase to Mr. Dugenske's annual incentive targets in 2024 based on evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group. Mr. Dugenske's annual incentive target was 200% of salary (previously 150%) and his target equity incentive was 325% of salary.

Annual Incentive (Cash)
The Committee approved an annual cash incentive award of $3,291,750 for Mr. Dugenske, which was 188% of target funding level.

LTI Award (Equity)
In 2024, based on its assessment of Mr. Dugenske's performance in delivering strong business results in 2023, his job scope and year-over-year increases in competitive market data, the Committee granted him equity awards with a grant date fair value of $3,890,093, resulting in a 2024 equity award which was above his target equity incentive award opportunity of 325% (131% of target). This is in recognition of his significant contributions to the company's on-going progress on the company's profitability and growth strategy as described on **page 60**.

Christine DeBiase

Executive Vice President, Chief Legal Officer and General Counsel

Ms. DeBiase is Executive Vice President, Chief Legal Officer and General Counsel, and in 2024, assumed the role of Interim Chief Human Resources Officer.

2024 Performance and Compensation

In 2024, Ms. DeBiase's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was above target funding with $400,000 additional funding provided to recognize her contributions serving as Interim Chief Human Resources Officer.

- Led organization delivering and enhancing critical compliance and legal advice around business, privacy and technology matters critical to Transformative Growth.
- Serving as Interim Chief Human Resources Officer since the third quarter of 2024, leading the company through organizational transformation.

2024 Compensation

Weighting		Actual	Target	Outcome
14%	Salary (Cash)	$722,596	N/A	N/A
42%	Annual Incentive (Cash)	$2,102,922	125% of salary	232% of target
44%	LTI Award (Equity)	$2,259,458[(1)]	250% of salary	120% of target

Salary (Cash)
Ms. DeBiase's salary is $750,000.

Incentive Targets
Ms. DeBiase's annual incentive target was 125% of salary and her target equity incentive was 250% of salary.

Annual Incentive (Cash)
The Committee approved an annual cash incentive award of $2,102,922 for Ms. DeBiase, which was 232% of target funding level including $400,000 additional funding provided to recognize her contributions serving as Interim Chief Human Resources Officer.

LTI Award (Equity)
In 2024, based on its assessment of Ms. DeBiase's performance, job scope and year-over-year increases in competitive market data, the Committee granted her equity awards with a grant date fair value of $2,259,458, resulting in a 2024 equity award which was above her target equity incentive award opportunity of 250% (120% of target). This is in recognition of his significant contributions to the company's on-going progress on the company's profitability and growth strategy as described on **page 60**.

[(1)] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. For additional details on the Monte Carlo valuation, **see footnote 2** to the *Summary Compensation* Table.



5   Other Elements of Compensation

Benefits and Perquisites

To remain competitive with other employers and to attract, retain and motivate highly talented executives and other employees, we offer certain benefits and perquisites to our employees. All full-time and regular part-time employees, including our NEOs, are eligible to (i) participate in Allstate's health and welfare benefit plans, including medical, dental, vision, life, accidental death and dismemberment, long-term disability, supplemental long-term disability and group legal insurance, (ii) participate in the Allstate 401(k) Savings Plan, to which, in fiscal year 2024, Allstate contributed 100% of the first 2% of eligible pay contributed plus 50% of the next 4% (up to 4% total), (iii) receive tickets to Allstate-sponsored events or the Allstate arena in recognition for their service to the company and (iv) receive a company-issued mobile device depending on job responsibilities. For the company's officers, including NEOs, Allstate offered executive physicals during 2024. Our executive officers, including our NEOs, are also eligible to receive a taxable payment or reimbursement for up to $10,000 for financial planning services billed per calendar year. Allstate also provides an annual taxable perquisite allowance based on officer level ($13,560 for Executive Vice Presidents) for miscellaneous expenditures, though the CEO is not eligible for this allowance. Additionally, Allstate's Board encourages the CEO to use our arrangement with a third-party aviation provider when it improves his efficiency in managing the company or for security purposes, even if it is otherwise for personal use. Personal usage is counted as taxable compensation. Mr. Wilson can utilize the company's arrangement with such third-party aviation provider and pay individually for per hour costs at Allstate's rates. Ground transportation (e.g., executive car services) are also available to senior executives and their spouses on a taxable basis for personal purposes. For additional detail on the benefits and perquisites that our named executives receive, **see footnote 6** to the *Summary Compensation* Table.

Retirement Benefits

Defined Benefit Plans

Each named executive participates in two different defined benefit pension plans.

- The Allstate Retirement Plan (ARP) is a tax qualified defined benefit pension plan available to all of our regular full-time and part-time employees who meet certain age and service requirements. The ARP provides an assured retirement income based on an employee's level of compensation and length of service at no cost to the employee. As the ARP is a tax qualified plan, federal tax law limits (1) the amount of an individual's compensation that can be used to calculate plan benefits and (2) the total amount of benefits payable to a plan participant on an annual basis. For certain employees, these limits may result in a lower benefit under the ARP than would have been payable otherwise.

- The Supplemental Retirement Income Plan (SRIP) is used to provide ARP-eligible employees whose compensation or benefit amount exceeds the federal limits with an additional defined benefit in an amount equal to what would have been payable under the ARP if the federal limits did not exist.

Effective January 1, 2014, Allstate modified its defined benefit pension plans so that thereafter, all eligible employees earn pension benefits under a new cash balance formula.

Deferred Compensation

In order to remain competitive with other employers, we allow our named executives and other employees whose annual compensation exceeds the amount specified in the Internal Revenue Code ($345,000 in 2024), to defer under the Deferred Compensation Plan up to 80% of their salary and/or up to 100% of their annual cash incentive award that exceeds the Internal Revenue Code limit. Allstate does not match participant deferrals and does not guarantee a stated rate of return. For additional detail on Non-Qualified Deferred Compensation at Fiscal Year-end 2024, **see page 80**.

Change in Control Benefits

Consistent with our compensation objectives, we offer these benefits to attract, motivate and retain executives. Change in control benefits are designed to maintain alignment between the interests of our executives and our shareholders in the event of a sale or merger of the company.

The following summarizes Allstate's change in control benefits for the executive officers:

- Under the company's Change in Control Plan (CIC Plan), in the event that a named executive's employment is terminated by Allstate (other than for cause, death or disability) or by the executive for good reason (such as adverse changes in the terms or conditions of employment, including a material reduction in base compensation, a material change in authority, duties or responsibilities, or a material change in job location) within two years following a change in control, then each named executive will be eligible to receive a cash severance amount equal to two times the sum of the named executive's base salary and target annual incentive.

- The CIC Plan does not include excise tax gross-ups or a lump sum cash pension enhancement.

- In the event a named executive's employment is terminated by Allstate (other than for cause, death or disability) or the named executive for good reason (as defined above) within two years following a change in control, the long-term equity incentive awards held by such named executive will vest on an accelerated basis.

- In the event of a change in control, the distribution of deferred compensation and SRIP benefits for Messrs. Wilson and Rizzo would accelerate based on plan terms and their respective tenures and ages.

The change in control and post-termination arrangements that are described in the *Potential Payments as a Result of Termination or Change in Control* section on **pages 81-82** are not provided exclusively to the named executives.

Compensation Governance Practices

Equity Ownership Requirements

Allstate maintains stock ownership requirements that require each of the named executives to own Allstate common stock equal to a multiple of base salary, as set forth below, to further align management and shareholders' interests. Senior executives, other than the CEO, are required to own Allstate common stock worth four times their base salary. The CEO's requirement is eight times his base salary.

The below chart shows the salary multiple requirement for each named executive and the equity holdings that count toward the requirement, which include directly held shares of Allstate common stock. If these salary multiple requirements have not been reached, named executives are required to hold 75% of the net shares received on vesting of equity compensation awards until such requirements are met. As of December 31, 2024, all of our named executives were in compliance with the applicable stock ownership guidelines other than Ms. DeBiase. Ms. DeBiase has been on track to meeting her requirement since joining Allstate in 2023.

Stock Ownership as Multiple of Base Salary as of December 31, 2024

	Stock Ownership	
Named Executive	**Requirement**	**Actual**
Mr. Wilson	8	151.7
Mr. Merten	4	6.8
Mr. Rizzo	4	15.5
Mr. Dugenske	4	7.0
Ms. DeBiase	4	2.4

 **What Counts Toward the Requirement**

✔ Allstate shares owned personally and beneficially
✔ Shares held in the Allstate 401(k) Savings Plan
✔ Unvested restricted stock units

 **What Does Not Count Toward the Requirement**

✖ Unexercised stock options (including vested options)
✖ Unvested performance stock awards

Policies on Hedging and Pledging Securities

We have a policy that prohibits all officers, directors and employees from engaging in transactions in securities issued by Allstate or any of its subsidiaries that might be considered speculative and engaging in derivative or other transactions designed to hedge or offset any decrease in market value of the securities held by them, such as selling short or buying or selling options, puts or calls, and entering into prepaid variable forward contracts, equity swaps or collars. We also have a policy that prohibits senior executives and directors from pledging Allstate securities as collateral for a loan or holding such securities in a margin account, unless an exception is granted by the Chair of the Board or Lead Director of the Board (or by the Lead Director in the case of a request by the Chair).



Clawback of Compensation

All incentive compensation granted to our executive officers, including our named executives, and certain other employees, including all cash and equity-based, and both performance and time-based, awards, is subject to clawback in accordance with our comprehensive clawback policies. Under our mandatory clawback policy established pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) and applicable listing standards, Allstate will recover certain erroneously awarded incentive-based compensation (whether cash or equity-based) from its current or former executive officers if it is required to prepare an accounting restatement due to material noncompliance of Allstate with financial reporting requirements under the securities laws. In July 2024, the Committee adopted a discretionary clawback policy for improper conduct that gives Allstate the ability to recover any incentive compensation (including time-based awards) from our executive officers and a broader group of employees in the event such employee engages in conduct having, or that may reasonably be expected to have, a material adverse impact on the reputation of, or a material adverse economic consequence for, the company, including, but not limited to, any direct harm to shareholders, any damage to Allstate's competitiveness or value or a material violation of any post-employment obligation of a covered employee. The 2019 Equity Incentive Plan and our Annual Incentive Plan incorporate the provisions of any clawback policies maintained by the company from time to time.

Compensation Risk

Our Chief Risk Officer conducts an annual internal risk assessment of our compensation policies and practices, which are structured to reward employees for successfully executing the company's strategies and annual operating goals while adhering to our risk and return principles. Compensation plans provide a balanced mix of cash and equity through annual and long-term incentives (LTIs) that align with short- and long-term business goals. No one, regardless of eligibility, is guaranteed an award under the annual cash incentive program or LTIs program. Additionally, multiple performance measures are utilized that correlate with long-term shareholder value creation and diversify the risk associated with any single performance indicator. Based on our Chief Risk Officer's assessment, the Committee has determined that the risks arising from the company's compensation policies and practices are not reasonably likely to have a material adverse effect on the company and do not incentivize unnecessary and excessive risk taking.

Compensation Committee Report

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained on **pages 48-70** of this proxy statement. Based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation and Human Capital Committee

Perry M. Traquina, Chair
Richard T. Hume
Margaret M. Keane
Maria R. Morris
Andrea Redmond
Judith A. Sprieser



Summary Compensation Table

The following table summarizes the compensation of the named executives for the last three fiscal years. However, for Ms. DeBiase, only the last fiscal year is shown since this is her first year as a named executive.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)	Total Without Change in Pension Value ($)[7]
Thomas J. Wilson Chair, President and Chief Executive Officer	2024	1,417,308	—	11,899,608	4,736,259	8,003,038	596,827	91,255	26,744,295	26,147,468
	2023	1,385,000	—	7,883,165	4,986,008	2,077,500	—	156,284	16,487,957	16,487,957
	2022	1,385,000	—	6,868,175	4,293,494	2,389,125	—	69,207	15,005,001	15,005,001
Jesse Merten Executive Vice President and Chief Financial Officer	2024	805,096	—	3,045,688	719,984	3,036,325	77,676	27,570	7,712,339	7,634,663
	2023	765,000	—	1,451,458	918,005	478,125	65,351	26,970	3,704,909	3,639,558
	2022	594,178	—	905,628	556,708	346,233	22,648	25,760	2,451,155	2,428,507
Mario Rizzo President, Property-Liability	2024	875,000	—	3,701,521	874,981	3,703,219	143,939	28,200	9,326,860	9,182,921
	2023	870,192	—	1,798,427	1,137,493	653,014	239,380	27,460	4,725,966	4,486,586
	2022	793,750	—	1,490,699	928,419	603,665	—	26,250	3,842,783	3,842,783
John Dugenske President, Investments and Corporate Strategy	2024	875,000	—	3,146,346	743,747	3,291,750	90,368	27,360	8,174,571	8,084,203
	2023	870,192	—	1,798,427	1,137,493	653,014	89,737	26,760	4,575,623	4,485,886
	2022	844,808	—	1,705,240	1,065,994	729,077	86,745	25,760	4,457,624	4,370,879
Christine DeBiase Executive Vice President, Chief Legal Officer and General Counsel	2024[1]	722,596	—	1,827,444	432,014	2,102,922	47,594	37,617	5,170,187	5,122,593

[1] Ms. DeBiase was not a named executive in fiscal years 2023 and 2022. Accordingly, no compensation information is provided for Ms. DeBiase for such fiscal years.

[2] Amounts reflect the grant date fair value of the PSAs granted to the named executives in each fiscal year and the RSUs granted to each of Messrs. Merten, Rizzo and Dugenske, and Ms. DeBiase in 2024. The number and grant date fair value of the PSAs and RSUs granted in 2024 is provided in the *Grants of Plan-Based Awards* Table on **page 73**. The grant date fair value of the RSUs and the PSAs that do not include a market-based condition is measured in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 (ASC 718) and based on the final closing price of Allstate's common stock on the grant date, which reflects the payment of expected future dividends, and, for the PSAs, reflects the probable achievement level of the performance conditions as of the grant date. The fair value of the PSAs that include a market-based condition is measured on the grant date in accordance with FASB ASC 718 using a Monte Carlo simulation model that determines the probability that the performance conditions will be achieved. The market-based condition measures the company's TSR relative to the TSR of peer companies, expressed in terms of the company's TSR percentile rank among the peer companies, over a three calendar-year performance period. The Monte Carlo simulation model uses a risk-neutral framework to model future stock price movements based upon the risk-free rate of return at the time of grant, volatilities of the company and the peer companies and expected term assumed to be equal to the remaining measurement period. The fair value of the PSAs granted in 2024, if maximum corporate performance were to be achieved, is as follows: Mr. Wilson $18,530,312, Mr. Merten $3,621,724, Mr. Rizzo $4,401,583, Mr. Dugenske $3,741,292, Ms. DeBiase $2,173,035, and the aggregate grant date fair value of PSAs granted in 2024, 2023 and 2022 is computed in accordance with FASB ASC 718. The assumptions used in estimating the fair value of the RSUs and the PSAs are set forth in Note 20 to our audited financial statements for 2024, which are incorporated by reference herein. The amounts in this column reflect an accounting expense and do not correspond to the actual value, if any, that may be realized by each named executive.

For the year ended December 31, 2024, the 2024 PSA component with a market-based condition assumes a risk-free rate of 4.5%, expected volatility of 27.2%, average peer volatility of 23.3% and an expected term of 2.9 years. See Note 20 to our audited financial statements for 2024.

[3] Amounts reflect the aggregate grant date fair value of options granted to our named executives in each fiscal year, computed in accordance with FASB ASC 718. The fair value of each option is estimated on the grant date using a binomial lattice model and the assumptions (see Note 20 to our audited financial statements for 2024, which are incorporated by reference herein) as set forth in the following table:

	2024	2023	2022
Weighted average expected term	5.7 years	5.8 years	5.9 years
Expected volatility	21.2%-31.6%	20.0%-31.6%	19.8%-29.9%
Weighted average volatility	25.4%	24.9%	23.2%
Expected dividends	1.8%-2.4%	2.4%-3.3%	2.5%-3.0%
Weighted average expected dividends	2.3%	2.6%	2.8%
Risk-free rate	3.6%-5.6%	3.3%-5.6%	0%-4.8%

The amounts in this column reflect an accounting expense and do not correspond to the actual value, if any, that may be realized by each named executive. For the number and grant date fair value of options granted in 2024 for each named executive, see the *Grants of Plan-Based Awards* Table on **page 73**.


(4) Amounts reflect the annual cash incentive award earned by each named executed under the company's annual incentive program during each fiscal year. See the *Annual Cash Incentive Awards* section on **page 57** for additional information regarding such awards and the company's annual incentive program.

(5) Amounts reflect the aggregate increase in actuarial value of the pension benefits as set forth in the *Pension Benefits* Table, accrued during 2024, 2023 and 2022. These are benefits under the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP). Non-qualified deferred compensation earnings are not reflected since our Deferred Compensation Plan does not provide above-market earnings. The pension plan measurement date is December 31. (See Note 19 to our audited financial statements for 2024, which are incorporated by reference herein). For 2023, the change in pension value was negative $1,769,213 for Mr. Wilson. For 2022, the change in pension value was negative $3,130,051 for Mr. Wilson and negative $726,008 for Mr. Rizzo. These negative numbers are not reflected in the amounts disclosed above. Ms. DeBiase was not vested in the ARP or the SRIP, and therefore, had not accrued a vested benefit under either plan as of December 31, 2024.

The following table reflects the respective change in the actuarial value of the benefits provided to the named executives in 2024:

Name	ARP ($)	SRIP ($)
Mr. Wilson	27,421	569,406
Mr. Merten	23,125	54,551
Mr. Rizzo	40,414	103,525
Mr. Dugenske	17,522	72,846
Ms. DeBiase	9,817	37,777

Interest rates and other assumptions can have a significant impact on the change in pension value from one year to another.

(6) The following table describes the incremental cost of the perquisites and benefits provided to our named executives in 2024 that are included in the "All Other Compensation" column:

Name	Personal Use of Aircraft[a] ($)	401(k) Match[b] ($)	Other[c] ($)	Total All Other Compensation ($)
Mr. Wilson	69,965	13,800	7,490	91,255
Mr. Merten	—	13,800	13,770	27,570
Mr. Rizzo	—	13,800	14,400	28,200
Mr. Dugenske	—	13,800	13,560	27,360
Ms. DeBiase	—	13,800	23,817	37,617

(a) Allstate's Board encourages Mr. Wilson to use our arrangement with a third-party aviation provider when it improves his efficiency in managing the company, even if it is for personal purposes. Mr. Wilson can utilize the company's arrangement with such third-party aviation provider and pay it directly for costs upon use at Allstate's rates. The amount reported in this column for Mr. Wilson's personal use of aircraft is based on the aggregate incremental cost to the company for such use, which is calculated based on Allstate's average variable costs per flight hour based on the company's arrangement with the third-party aviation provider. The total annual variable costs are divided by the annual number of flight hours flown by the aircraft to derive an average variable cost per flight hour. This average variable cost per flight hour is then multiplied by the flight hours flown for personal use to derive the incremental cost.

(b) Each of the named executives participated in our 401(k) plan during 2024. The amount shown is the amount allocated to their accounts as employer matching contributions.

(c) "Other" consists of personal benefits and perquisites related to mobile devices, a taxable payment or reimbursement of up to $10,000 for financial planning services on a calendar year basis, ground transportation (e.g., executive car services) for named executives and their spouses for personal purposes, executive physicals and supplemental long-term disability coverage. There were no incremental costs for the use of mobile devices or executive physical related items. We provide supplemental long-term disability coverage to all regular full- and part-time employees who participate in the long-term disability plan and whose annual earnings exceed the level that produces the maximum monthly benefit provided by the long-term disability plan. This coverage is self-insured (funded and paid for by Allstate when obligations are incurred). No obligations for the named executives were incurred in 2024, and therefore, no incremental cost is reflected in the table.

(7) We have included an additional column to show total compensation minus the change in pension value. The amounts reported in this column may differ substantially from, and are not a substitute for, the amounts reported in the "Total" column required under SEC rules. The change in pension value is subject to several external variables, including interest rates, that are not related to company or individual performance and may differ significantly based on the formula under which the benefits were earned.



Grants of Plan-Based Awards at Fiscal Year-end 2024

The following table provides information about awards granted to our named executives during fiscal year 2024.

Name	Grant Date	Plan Awards(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)			All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)(5)	All Other Stock Awards: Number of Shares of Stock or Units (#)(6)	Grant Date Fair Value ($)(7)	
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				Stock Awards	Option Awards
Mr. Wilson		Annual cash incentive	2,127,336	4,254,672	10,000,000								
	2/21/2024	PSAs				0	69,430	138,860				11,899,608	
	2/21/2024	Stock options							119,784	159.17			4,736,259
Mr. Merten		Annual cash incentive	807,104	1,614,208	6,456,830								
	2/21/2024	PSAs				0	13,570	27,140				2,325,762	
	2/21/2024	Stock options							18,209	159.17			719,984
	2/21/2024	RSUs									4,523	719,926	
Mr. Rizzo		Annual cash incentive	984,375	1,968,750	7,875,000								
	2/21/2024	PSAs				0	16,492	32,984				2,826,564	
	2/21/2024	Stock options							22,129	159.17			874,981
	2/21/2024	RSUs									5,497	874,957	
Mr. Dugenske		Annual cash incentive	875,000	1,750,000	7,000,001								
	2/21/2024	PSAs				0	14,018	28,036				2,402,545	
	2/21/2024	Stock options							18,810	159.17			743,747
	2/21/2024	RSUs									4,673	743,801	
Ms. DeBiase		Annual cash incentive	452,664	905,328	3,621,312								
	2/21/2024	PSAs				0	8,142	16,284				1,395,457	
	2/21/2024	Stock options							10,926	159.17			432,014
	2/21/2024	RSUs									2,714	431,987	

(1) Awards granted under the Annual Executive Incentive Plan and the 2019 Equity Incentive Plan. An explanation of the amount of salary and bonus in proportion to total compensation can be found under the *Compensation Elements* and *Compensation Decisions for 2024* sections on **pages 56 and 65-67**.

(2) The amounts in these columns consist of the threshold, target and maximum annual cash incentive awards for the named executives. The threshold amount for each named executive is 50% of target, as the minimum amount payable to a named executive in respect of his or her cash incentive award (subject to individual performance) if threshold performance is achieved. If the threshold performance is not achieved, the payment to the named executives would be zero. The target amount is based upon achievement of the performance measures listed under the *Annual Cash Incentive Awards* section on **page 57**. The maximum amount is equal to 200% of target plus an additional individual performance factor of 200% of plan funding to recognize extraordinary performance, subject to the maximum of $10 million that may be paid to any participant for any fiscal year under the Annual Executive Incentive Plan. For a description of the ranges of performance established by the Committee for the 2024 annual incentive, **see page 62.** The actual cash bonuses paid to the named executives for fiscal year 2024 are reflected in the *Summary Compensation* Table.

(3) The amounts shown in these columns reflect the threshold, target and maximum number of PSAs granted to each of the named executives in fiscal year 2024. Awards under the 2019 Equity Incentive Plan have a 0% payout at threshold. The target and maximum amounts are based upon achievement of the performance measures listed under the *PSA Ranges of Performance* section on **page 62** over a three calendar-year performance period.

(4) The amounts shown in this column reflect the number of stock options granted to each of the named executives in fiscal year 2024. The vesting dates for these stock options are set forth below in the *Outstanding Equity Awards at Fiscal Year-end 2024* Table.

(5) The exercise price of each option is equal to the closing market price of the company's common stock on the NYSE on the grant date or, if there was no such sale on the grant date, then on the last previous day on which there was a sale.

(6) The amounts shown in this column reflect the number of RSUs granted to each of the named executives, other than Mr. Wilson, in fiscal year 2024. The vesting dates for these RSUs are set forth below in the *Outstanding Equity Awards at Fiscal Year-end 2024* Table.

(7) The aggregate grant date fair value of the RSUs and the PSAs that do not include a market-based condition is computed in accordance with FASB ASC 718 and is based on the final closing price of Allstate's common stock on the grant date. The aggregate grant fair value of the PSAs that include a market-based condition is measured on the grant date in accordance with FASB ASC 718 using a Monte Carlo simulation model that determines the probability that the performance conditions will be achieved. The assumptions used in the valuation are set forth in Note 20 to our audited financial statements for 2024, which are incorporated by reference herein.



Performance Stock Awards (PSAs)

PSAs represent our promise to transfer shares of common stock in the future if certain performance measures are met. For the awards granted in 2024, the actual number of PSAs that vest will vary from 0% to 200% of target PSAs based on certain metrics during a three-year measurement period. For a description of these measures, including how they are calculated, **see pages 62-64**. Vested PSAs will be converted into shares of Allstate common stock and dividend equivalents accrued on these shares will be paid in cash. No dividend equivalents will be paid prior to vesting. PSAs will vest following the end of the three-year performance cycle if the performance conditions are met, subject to continued employment. The vesting of PSAs may be accelerated or otherwise subject to special treatment in the event of death, disability or retirement, or a qualifying termination following a change in control, as described in the section below titled "Potential Payments as a Result of Termination or Change in Control (CIC)".

Stock Options

Stock Options represent an opportunity to buy shares of Allstate common stock at a fixed exercise price at a future date. Stock Options align the interests of executives with long-term shareholder value since the stock price must appreciate from the grant date for the executives to earn compensation.

Under the 2019 Equity Incentive Plan, the exercise price cannot be less than the closing price of a share on the grant date. Stock option repricing is not permitted.

All Stock Option awards have been made in the form of non-qualified stock options. The options granted to the named executives become exercisable over a period of three years. One-third of the stock options become vested and exercisable on each of the first three anniversaries of the grant date subject to continued employment through each anniversary date. The vesting of options may be accelerated or otherwise subject to special treatment in the event of death, disability or retirement, or a qualifying termination following change in control, as described in the section below titled "Potential Payments as a Result of Termination or Change in Control (CIC)". All of the options expire ten years from the grant date, unless an earlier date has been approved by the Committee in connection with certain change in control situations or other special circumstances such as retirement, termination, death or disability, as described in the section below titled "Potential Payments as a Result of Termination or Change in Control (CIC)".

Restricted Stock Units (RSUs)

RSUs represent our promise to transfer shares of common stock in the future upon vesting. Vested RSUs will be converted into shares of Allstate common stock and dividend equivalents accrued on these shares will be paid in cash. No dividend equivalents will be paid prior to vesting. RSUs will vest in three equal annual installments, subject to continued employment (other than in the event of death, disability, retirement or a qualifying termination following a change in control, as described in the section below titled "Potential Payments as a Result of Termination or Change in Control (CIC)").


Outstanding Equity Awards at Fiscal Year-end 2024

The following table summarizes the outstanding equity awards of the named executives as of December 31, 2024.

		Option Awards[1]				Stock Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)[2]	Number of Securities Underlying Unexercised Options Unexercisable (#)[2]	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[6]
Mr. Wilson	02/11/2016	295,324		62.32	02/11/2026					
	02/09/2017	248,447		78.35	02/09/2027					
	02/22/2018	227,406		92.80	02/22/2028					
	02/08/2019	269,746		92.46	02/08/2029					
	02/19/2020	240,710		124.26	02/19/2030					
	02/18/2021	277,205		105.08	02/18/2031					
	02/17/2022	136,431	68,216	122.64	02/17/2032	02/17/2022	32,663	6,297,100		
	02/16/2023	52,611	105,224	137.10	02/16/2033	02/16/2023			109,102	21,033,775
	02/21/2024	—	119,784	159.17	02/21/2034	02/21/2024			138,860	26,770,819
Mr. Merten	01/04/2018	700		100.80	01/04/2028					
	02/19/2020	19,672		124.26	02/19/2030					
	02/18/2021	9,730		105.08	02/18/2031					
	02/17/2022	15,252	7,627	122.64	02/17/2032	02/17/2022	3,652	704,069		
	10/05/2022	1,734	868	133.00	10/05/2032	10/05/2022	538	103,721		
	02/16/2023	9,686	19,374	137.10	02/16/2033	02/16/2023			20,088	3,872,766
	02/21/2024	—	18,209	159.17	02/21/2034	02/21/2024	4,523	871,989	27,140	5,232,321
Mr. Rizzo	02/22/2018	24,598		92.80	02/22/2028					
	02/08/2019	56,225		92.46	02/08/2029					
	02/19/2020	47,213		124.26	02/19/2030					
	02/18/2021	59,049		105.08	02/18/2031					
	02/17/2022	28,598	14,300	122.64	02/17/2032	02/17/2022	6,847	1,320,033		
	10/05/2022	642	322	133.00	10/05/2032	10/05/2022	199	38,365		
	02/16/2023	12,002	24,006	137.10	02/16/2033	02/16/2023			24,890	4,798,543
	02/21/2024	—	22,129	159.17	2/21/2034	02/21/2024	5,497	1,059,767	32,984	6,358,985
Mr. Dugenske	02/08/2019	20,081		92.46	02/08/2029					
	02/19/2020	55,055		124.26	02/19/2030					
	02/18/2021	69,169		105.08	02/18/2031					
	02/17/2022	33,873	16,937	122.64	02/17/2032	02/17/2022	8,110	1,563,527		
	02/16/2023	12,002	24,006	137.10	02/16/2033	02/16/2023			24,890	4,798,543
	02/21/2024	—	18,810	159.17	02/21/2034	02/21/2024	4,673	900,908	28,036	5,405,060
Ms. DeBiase						02/03/2023	5,076	978,602		
	02/16/2023	7,122	14,246	137.10	02/16/2033	02/16/2023			14,770	2,847,508
	02/21/2024	—	10,926	159.17	02/21/2034	02/21/2024	2,714	523,232	16,284	3,139,392

[1] The options vest one-third on each of the first three anniversaries of the grant date, subject to continued employment. The vesting dates for each option with unexercisable shares is as follows: for awards granted on 2/21/24: one-third on 2/21/25, one-third on 2/21/26 and one-third on 2/21/27; for awards granted on 2/16/23: one-third on 2/16/24, one-third on 2/16/25 and one-third on 2/16/26; for awards granted on 2/17/2022: one-third on 2/17/23, one-third on 2/17/24 and one-third on 2/17/25. The vesting of options may be accelerated or otherwise subject to special treatment in the circumstances described in the section below titled "Potential Payments as a Result of Termination or Change in Control (CIC)". The exercise price of each option is equal to the closing price of Allstate's common stock on the grant date.

[2] The aggregate value and aggregate number of exercisable and unexercisable in-the-money options as of December 31, 2024, for each of the named executives are as follows:


Name	Exercisable Aggregate Number (#)	Exercisable Aggregate Value ($)	Unexercisable Aggregate Number (#)	Unexercisable Aggregate Value ($)
Mr. Wilson	1,747,880	170,075,187	293,224	14,672,415
Mr. Merten	56,774	3,978,950	46,078	2,278,056
Mr. Rizzo	228,327	19,228,229	60,757	3,103,269
Mr. Dugenske	190,180	14,899,041	59,753	3,157,417
Ms. DeBiase	7,122	396,624	25,172	1,160,692

(3) The restricted stock units reported in this column vest in one-third increments on each anniversary of the award over a period of three years. The vesting of RSUs may be accelerated or otherwise subject to special treatment in the circumstances described in the section below titled "Potential Payments as a Result of Termination or Change in Control (CIC)". The PSAs reported in this column vested at the end of a three-year performance period ending on the third anniversary of the grant date, February 17, 2025.

(4) Amount is based on the closing price of our common stock of $192.79 on December 31, 2024.

(5) The PSAs reported in this column vest following the end of a three-year performance period ending on the third anniversary of the grant date, subject to the achievement of specified performance conditions. The number of shares that ultimately vest may range from 0 to 200% of the target depending on actual performance during the three-year performance period. The vesting of PSAs may be accelerated or otherwise subject to special treatment in the circumstances described in the section below titled "Potential Payments as a Result of Termination or Change in Control (CIC)". For a description of the PSA program and the performance measures used, see pages 61-64 and page 74. The number of PSAs reflected in this column for the 2023 and 2024 awards is the number of shares that would vest if the maximum level of performance is achieved. Final payouts under the PSAs will not be known until the respective performance period is completed.

(6) Amount is based on maximum level of performance for both 2023 and 2024 PSAs, using the closing price of our common stock of $192.79 on December 31, 2024.

Option Exercises and Stock Vested During 2024

The following table summarizes the options exercised by the named executives during 2024 and the PSAs or RSUs that vested during 2024.

Name	Option Awards Number of Shares Acquired on Exercise (#)	Option Awards Value Realized on Exercise ($)[1]	Stock Awards Number of Shares Acquired on Vesting (#)[2]	Stock Awards Value Realized on Vesting ($)[3]
Mr. Wilson	294,494	32,068,924	19,050	3,081,909
Mr. Merten	19,458	1,115,006	2,006	324,531
Mr. Rizzo	24,698	1,709,102	4,058	656,503
Mr. Dugenske	0	0	4,754	769,102
Ms. DeBiase	0	0	2,538	399,405

(1) The dollar amount realized upon exercise of the option is determined based on the difference between the market price of the underlying securities at exercise and the exercise price of the options.

(2) Includes only the PSAs granted to our named executives in connection with the fiscal years [2022-2024] performance period that vested on February 17, 2025. None of the RSUs granted to our NEOs vested during 2024, other than for Ms. DeBiase for whom 2,538 RSUs granted upon hire vested on February 3, 2024.

(3) The dollar amount realized upon vesting is determined by multiplying the number of shares of Allstate common stock underlying the PSAs by the market value of such underlying shares on the vesting date.


Retirement Benefits

The following table provides information about the pension plans in which the named executives participate. Each of the named executives participates in the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP).

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1][2]	Payments During Last Fiscal Year ($)
Mr. Wilson	ARP	31.8	1,336,565	0
	SRIP	31.8	19,587,408	0
Mr. Merten	ARP	13.0	127,312	0
	SRIP	13.0	261,855	0
Mr. Rizzo	ARP	35.9	1,127,766	0
	SRIP	35.9	1,135,190	0
Mr. Dugenske	ARP	7.8	76,204	0
	SRIP	7.8	461,182	0
Ms. DeBiase	ARP	2.0	9,817	0
	SRIP	2.0	37,777	0

[1]   The present value of the accumulated benefit was determined using the same measurement date (December 31, 2024) and material assumptions that we use for year-end financial reporting purposes, as set forth in Note 19 to our audited financial statements for 2024, which are incorporated by reference herein, except that we made no assumptions for early termination, disability or pre-retirement mortality. Other assumptions include the following:

- Retirement at the normal retirement age as defined in the plans (age 65), or immediately for participants over age 65 at the measurement date.
- Discount rate of 5.78%.

Other assumptions for the final average pay formula include the following:

- ARP benefits are assumed to be paid 80% as a lump sum, 10% as a life annuity and 10% as a joint and survivor annuity.
- ARP and SRIP benefits are converted to a lump sum. For participants assumed to commence their benefits in 2025, the assumed lump-sum conversion interest rates are based on 100% of the average corporate bond segmented yield curve from August 2024. Specifically, the rates are 4.50% for the first 5 years, 4.96% for the next 15 years and 5.40% thereafter. For participants assumed to commence their benefits after 2025, the lump-sum conversion interest rate is assumed to be 5.50%.
- Lump-sum calculations were performed using the 2025 and estimated 2026 Internal Revenue Code Section 417(e)(3) mortality tables with a static projection from 2026 to each future year using the adjusted MP-2021 projection scale.
- Annuity calculations were performed using the Pre-2012 white-collar mortality table for healthy retirees projected generationally from 2012 with the MP-2021 projection scale.

Other assumptions for the cash balance formula include the following:

- ARP benefits are assumed to be paid as a lump sum.
- Accounts were projected to retirement using the actual interest crediting rate for ARP and SRIP for 2025, specifically the average 30-year Treasury rate from August 2024 of 4.15%. After 2025, accounts are projected using the spot 30-year Treasury rate as of December 31, 2024 of 4.78%.

The amounts set forth in this column are estimates based on the assumptions set forth above and do not necessarily reflect the actual amounts that will be paid to participants, which will be known at the time they become eligible for payment under the applicable plan.

[2]   The following table shows the lump-sum present value of the non-qualified pension benefits for each named executive earned through December 31, 2024, if the named executive's employment terminated on the earlier of that date. Ms. DeBiase was not vested in the ARP or the SRIP; and, therefore, had not accrued a vested benefit under either plan as of December 31, 2024.

Name	Plan Name	Lump Sum Amount ($)
Mr. Wilson	SRIP	19,587,408
Mr. Merten	SRIP	302,340
Mr. Rizzo	SRIP	1,250,443
Mr. Dugenske	SRIP	491,960
Ms. DeBiase	SRIP	41,103

The amount shown is based on the lump-sum methodology used by ARP and SRIP in 2025. The lump-sum conversion interest rates are based on 100% of the average corporate bond segmented yield curve from August 2024. Specifically, the rates are 4.50% for the first 5 years, 4.96% for the next 15 years and 5.40% thereafter. The mortality table used for 2025 is the Internal Revenue Code Section 417(e)(3) mortality table for 2025.



Allstate Retirement Plan (ARP)

Contributions to the ARP are made entirely by Allstate and are paid into a trust fund from which benefits are paid. Before January 1, 2014, ARP participants earned benefits under one of two formulas (final average pay or cash balance) based on their date of hire or their choice at the time Allstate introduced the cash balance formula. In order to better align our pension benefits with market practices, provide future pension benefits more equitably to Allstate employees and reduce costs, final average pay benefits were frozen as of December 31, 2013. As of January 1, 2014, all eligible participants earn benefits under a cash balance formula only.

Final Average Pay Formula — Frozen as of 12/31/13

Benefits under the final average pay formula were earned and are stated in the form of a straight life annuity payable at the normal retirement age of 65. Messrs. Wilson and Rizzo have earned final average pay benefits equal to the sum of a Base Benefit and an Additional Benefit. The Base Benefit equals 1.55% of the participant's average annual compensation, multiplied by credited service after 1988 through 2013. The Additional Benefit equals 0.65% of the amount of the participant's average annual compensation that exceeds the participant's covered compensation, multiplied by credited service after 1988 through 2013. Covered compensation is the average of the maximum annual salary taxable for Social Security over the 35-year period ending the year the participant would reach Social Security retirement age. Mr. Wilson is eligible for an unreduced retirement benefit since he remained in service past his normal retirement age of 65. Mr. Rizzo is eligible for a reduced early retirement benefit that would reduce his Base Benefit by 4.8% for each year of early payment before age 65 and his Additional Benefit by 8% for each year of early payment from age 62 to age 65 and 4% for each year of early payment from age 55 to age 62, prorated on a monthly basis based on age at the date payments begin.

Cash Balance Formula — For All Participants Beginning 1/1/14

All named executives earned benefits under the cash balance formula in 2024. Under this formula, participants receive pay credits while employed at Allstate, based on a percentage of eligible annual compensation and years of service, plus interest credits. Pay credits are allocated to a hypothetical account in an amount equal to 3% to 5% of eligible annual compensation, depending on years of vesting service. Interest credits are allocated to the hypothetical account based on the interest crediting rate in effect for that plan year as published by the Internal Revenue Service. The interest crediting rate is set annually and is currently based on the average yield for 30-year U.S. Treasury securities for August of the prior year.

Supplemental Retirement Income Plan (SRIP)

SRIP benefits are generally determined using a two-step process: (1) determine the amount that would be payable under the ARP formula(s) specified above if Internal Revenue Code limits did not apply, then (2) reduce the amount described in (1) by the amount actually payable under the applicable ARP formula(s). The normal retirement date under the SRIP is age 65. If eligible for early retirement under the ARP, the employee also is eligible for early retirement under the SRIP. SRIP benefits are not funded and are paid out of Allstate's general assets.

Credited Service

No additional service credit beyond service with Allstate or its predecessors is granted under the ARP or the SRIP to any of the named executives. Mr. Wilson has combined service with Allstate and its former parent company, Sears, Roebuck and Co., of 31.8 years. As a result, a portion of his retirement benefits will be paid from the Sears pension plan. Consistent with the pension benefits of other employees with Sears service who were employed by Allstate at the time of the spin-off from Sears in 1995, Mr. Wilson's final average pay pension benefits under the ARP and the SRIP are calculated as if he had worked his combined Sears-Allstate career with Allstate through December 31, 2013, and then are reduced by amounts earned under the Sears pension plan.

Eligible Compensation

Under both the ARP and SRIP, eligible compensation consists of salary, annual cash incentive awards and certain other forms of compensation, but does not include long-term cash incentive awards or income related to equity awards. Compensation used to determine benefits under the ARP is limited in accordance with the Internal Revenue Code. For final average pay benefits, average annual compensation is the average compensation of the five highest consecutive calendar years within the last ten consecutive calendar years through 2013.

Payment Options

Payment options under the ARP include a lump sum, straight life annuity and various survivor annuity options. The lump sum under the final average pay benefit is calculated in accordance with the applicable interest rate and mortality assumptions as required under the Internal Revenue Code. The lump-sum payment under the cash balance benefit is generally equal to a participant's account balance. Payments from the SRIP are paid in the form of a lump sum using the same interest rate and mortality assumptions used under the ARP.

Timing of Payments

Eligible employees are vested in the normal ARP and SRIP retirement benefits on the earlier of the completion of three years of service or upon reaching age 65.

Final average pay benefits are payable at age 65. A participant with final average pay benefits may be entitled to a reduced early retirement benefit on or after age 55 if he or she terminates employment after completing 20 or more years of vesting service.

A participant earning cash balance benefits who terminates employment with at least three years of vesting service is entitled to a lump sum benefit equal to his or her cash balance account balance.

The following SRIP payment dates assume a retirement or termination date of December 31, 2024:

- Mr. Wilson's SRIP benefits earned prior to 2005 would become payable as early as January 1, 2025. Benefits earned after 2004 would be paid on July 1, 2025, or following death.
- Mr. Merten's SRIP benefits would be paid on January 1, 2030, or following death.
- Messrs. Rizzo's and Dugenske's SRIP benefits would be paid on July 1, 2025, or following death.
- Ms. DeBiase's SRIP benefits would be $0 as she has not fulfilled the service requirements as of December 31, 2024.



Non-Qualified Deferred Compensation at Fiscal Year-end 2024

The following table summarizes the non-qualified deferred compensation contributions, earnings and account balances of our named executives in 2024. All amounts relate to The Allstate Corporation Deferred Compensation Plan.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FYE ($)[2]
Mr. Wilson	0	0	315,028	0	2,047,547
Mr. Merten	0	0	0	0	0
Mr. Rizzo	402,552	0	487,616	0	4,255,545
Mr. Dugenske	0	0	0	0	0
Ms. DeBiase	0	0	0	0	0

[1] For Mr. Rizzo, Executive Contributions were previously reported in the "Salary" column for 2024 and the "Non-Equity Incentive Plan Compensation" column for 2023 in the *Summary Compensation* Table.

[2] Aggregate earnings were not included in the named executive's compensation in the last completed fiscal year in the *Summary Compensation* Table.

In order to remain competitive with other employers, we allow the named executives and other employees whose annual compensation exceeds the amount specified in the Internal Revenue Code ($345,000 in 2024), to defer under the Deferred Compensation Plan up to 80% of their salary and/or up to 100% of their annual cash incentive award that exceeds the Internal Revenue Code limit. Allstate does not match participant deferrals and does not guarantee a stated rate of return.

Deferrals under the Deferred Compensation Plan are credited with earnings or debited for losses based on the results of the notional investment option or options selected by the participants. The notional investment options available in 2024 under the Deferred Compensation Plan are: stable value, S&P 500, international equity, Russell 2000, mid-cap and bond funds. Under the Deferred Compensation Plan, deferrals are not actually invested in these funds, but instead are credited with earnings or debited for losses based on the funds' investment returns. Because the rate of return is based on actual investment measures in our 401(k) plan, no above-market earnings are credited, recorded or paid. Our Deferred Compensation Plan and 401(k) plan allow participants to change their investment elections daily, subject to certain trading restrictions.

The Deferred Compensation Plan is unfunded. This means that Allstate does not set aside funds for the plan in a trust or otherwise. Participants have only the rights of general unsecured creditors and may lose their balances in the event of the company's bankruptcy. Account balances are 100% vested at all times.

An irrevocable distribution election is required before making any deferrals into the Deferred Compensation Plan. Generally, a named executive may elect to begin receiving a distribution of his or her account balance immediately upon separation from service or in one of the first through fifth years after separation from service or, for amounts deferred on or after January 1, 2018, in the fifth year after separation from service. The earliest distribution date for deferrals made on or after January 1, 2005, and earnings and losses on these amounts, is six months following separation from service. The named executive may elect to receive payment in a lump sum or in annual cash installment payments over a period of two to ten years, or, for amounts deferred on or after January 1, 2018, over a period of up to five years. In addition, a named executive may elect an in-service withdrawal of his or her entire balance earned and vested prior to January 1, 2005, and earnings and losses on these amounts, subject to forfeiture of 10% of such balance. A named executive may also elect an in-service withdrawal of all or a portion of the deferrals he or she made on or after January 1, 2018, together with earnings and losses on those amounts. Upon proof of an unforeseen emergency, a plan participant may be allowed to access certain funds in a deferred compensation account earlier than the dates specified above.



Potential Payments as a Result of Termination or Change in Control (CIC)

The following table lists the compensation and benefits that Allstate would generally provide to the named executives in various scenarios involving a termination of employment, other than compensation and benefits generally available to salaried employees. The table describes equity granting practices for the 2024 equity incentive awards. Relevant prior practices are described in the footnotes.

Compensation Elements	Termination Scenarios				
	Termination[1]	Retirement	Termination due to Change in Control[2]	Death	Disability
Base Salary	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately
Severance Pay	None	None	Lump sum is equal to two times salary and annual incentive at target[3]	None	None
Annual Incentive[4]	Forfeited	Prorated for the year and subject to discretionary adjustments[5]	Prorated at target (reduced by any amounts actually paid)	Prorated for the year and subject to discretionary adjustments	Prorated for the year and subject to discretionary adjustments
Stock Options[4][6]	Unvested are forfeited, vested expire at the earlier of three months or normal expiration	Awards granted more than 12 months before, and pro rata portion of award granted within 12 months of retirement, continue to vest. All expire at earlier of five years or normal expiration[7]	Awards vest upon qualifying termination after a CIC	Awards vest immediately and expire at earlier of two years or normal expiration	Awards vest immediately and expire at earlier of two years or normal expiration
Restricted Stock Units[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement, continue to vest[7]	Awards vest upon qualifying termination after a CIC	Awards vest and are payable immediately	Awards vest and are payable immediately
Performance Stock Awards[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement, continue to vest and are paid out based on actual performance[7]	Awards vest based on performance upon a qualifying termination after a CIC[8]	Awards vest and are payable immediately[9]	Awards vest and are payable immediately[9]
Non-Qualified Pension Benefits[10]	Distributions commence per plan	Distributions commence per plan	Immediately payable upon a CIC for Mr. Wilson; distributions commence per plan for other NEOs	Distributions commence per plan	Participant may request payment if age 50 or older



Compensation Elements	Termination Scenarios				
	Termination[1]	Retirement	Termination due to Change in Control[2]	Death	Disability
Deferred Compensation[11]	Distributions commence per participant election	Distributions commence per participant election	Immediately payable upon a CIC for Mr. Wilson; distributions commence per participant election for other participating NEOs	Payable within 90 days	Distributions commence per participant election
Health, Welfare and Other Benefits	None	None	Outplacement services provided; lump sum payment equal to additional cost of welfare benefits continuation coverage for 18 months[12]	None	Supplemental Long Term Disability benefits if enrolled in basic long-term disability plan

[1] Includes both voluntary and involuntary termination other than due to retirement, change in control, death or disability. Examples of involuntary termination independent of a change in control include performance-related terminations; terminations for employee dishonesty and violation of Allstate rules, regulations or policies; and terminations resulting from lack of work, rearrangement of work or reduction in force.

[2] In general, a change in control is one or more of the following events: (1) any person acquires 30% or more of the combined voting power of Allstate common stock within a 12-month period; (2) any person acquires more than 50% of the combined voting power of Allstate common stock; (3) certain changes are made to the composition of the Board; or (4) the consummation of a merger, reorganization or similar transaction. These triggers were selected because any of these could cause a substantial change in management in a widely held company the size of Allstate. Effective upon a change in control, the named executives become subject to covenants prohibiting solicitation of employees, customers and suppliers until one year after termination of employment. If a named executive incurs legal fees or other expenses in an effort to enforce the change in control plan, Allstate will reimburse the named executive for these expenses unless it is established by a court that the named executive had no reasonable basis for the claim or acted in bad faith.

[3] Under the change in control plan, severance benefits would be payable if a named executive's employment is terminated either by Allstate without cause or by the executive for good reason as defined in the plan during the two years following the change in control. Cause means the named executive has been convicted of a felony or other crime involving fraud or dishonesty, has willfully or intentionally breached the restrictive covenants in the change in control plan, has habitually neglected his or her duties or has engaged in willful or reckless material misconduct in the performance of his or her duties. Good reason includes a material diminution in a named executive's base compensation, authority, duties or responsibilities, or a material change in the geographic location where the named executive performs services.

[4] Named executives who receive an equity award or an annual cash incentive award after May 19, 2009, are subject to a non-solicitation covenant while they are employed and for the one-year period following termination of employment. If a named executive violates the non-solicitation covenant, to the extent permitted by applicable law, compensation provided to the named executive (including cancellation of outstanding awards or recovery of all or a portion of any gain realized upon vesting, settlement or exercise of an award, or recovery of all or a portion of any proceeds resulting from any disposition of shares received pursuant to an award) may be recovered if the vesting, settlement or exercise of the award, or the receipt of the sale proceeds, occurred during the 12-month period prior to the violation.

[5] Retirement for purposes of the Annual Executive Incentive Plan is defined as termination on or after the date the named executive attains age 55 with at least 10 years of service or age 60 with five years of service.

[6] Named executives who receive an equity award on or after May 21, 2013, that remains subject to a period of restriction or other performance or vesting condition are subject to a non-compete provision for the one-year period following termination of employment. If a named executive violates the non-competition covenant, to the extent permitted by applicable law, any or all of the named executive's outstanding awards that remain subject to a period of restriction or other performance or vesting condition as of the date on which the named executive first violated the non-competition provision may be canceled.

[7] Retirement definitions and treatment for purposes of stock options, restricted stock units and performance stock awards are as follows:

Definition	Normal Retirement: age 55 with 10 years of service or age 60 with at least five years of service
Treatment	• Unvested awards not granted within 12 months of retirement continue to vest.
	• Prorated portion of unvested awards granted within 12 months of the retirement date continue to vest.
	• Vested stock options expire at the earlier of five years from the date of retirement or the expiration date of the option.

[8] The Committee will determine the number of PSAs that continue to vest based on actual performance up to the change in control.

[9] For open cycles, the payout is based on the target number of PSAs.

[10] See the *Retirement Benefits* section for further detail on non-qualified pension benefits and timing of payments.

[11] See the *Non-Qualified Deferred Compensation at Fiscal Year-end 2024* section for additional information on the Deferred Compensation Plan and distribution options available.

[12] If a named executive's employment is terminated due to death during the two years after the date of a change in control, the named executive's estate or beneficiary will be entitled to survivor and other benefits, including retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to the estates or surviving families of peer executives of Allstate. In the event of termination due to disability during the two years after the date of a change in control, Allstate will pay disability and other benefits, including supplemental long-term disability benefits and retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to disabled peer executives.



Estimate of Potential Payments Upon Termination[1]

The table below describes the value of compensation and benefits payable to each named executive upon termination that would exceed the compensation or benefits generally available to salaried employees in each termination scenario. The total column in the following table does not reflect compensation or benefits previously accrued or earned by the named executives, such as deferred compensation and non-qualified pension benefits. Benefits and payments are calculated assuming a December 31, 2024 employment termination date.

Name	Severance ($)	Annual Incentive Plan ($)[2]	Stock Options — Unvested and Accelerated ($)	Restricted Stock Units and Performance Stock Awards — Unvested and Accelerated ($)	Welfare Benefits and Outplacement Services ($)	Total ($)
Mr. Wilson						
Termination due to Retirement[3]	0	8,003,038	14,120,745	28,365,771	0	50,489,554
Termination due to Change in Control[4]	11,400,000 [5]	4,254,672	14,672,415	30,199,397	56,177 [6]	60,582,661
Death	0	8,003,038	14,672,415	30,199,397	0	52,874,850
Disability	0	8,003,038	14,672,415	30,199,397	0	52,874,850
Mr. Merten						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	5,100,000 [5]	1,614,208	2,278,056	6,232,322	63,934 [6]	15,288,520
Death	0	3,036,325	2,278,056	6,232,322	0	11,546,703
Disability	0	3,036,325	2,278,056	6,232,322	6,482,044 [7]	18,028,747
Mr. Rizzo						
Termination due to Retirement[3]	0	3,703,219	3,001,367	7,416,246	0	14,120,832
Termination due to Change in Control[4]	5,687,500 [5]	1,968,750	3,103,269	7,996,929	56,126 [6]	18,812,574
Death	0	3,703,219	3,103,269	7,996,929	0	14,803,417
Disability	0	3,703,219	3,103,269	7,996,929	0	14,803,417
Mr. Dugenske						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	5,250,000 [5]	1,750,000	3,157,417	7,566,236	63,934 [6]	17,787,587
Death	0	3,291,750	3,157,417	7,566,236	0	14,015,403
Disability	0	3,291,750	3,157,417	7,566,236	4,219,256 [7]	18,234,659
Ms. DeBiase						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	3,375,000 [5]	905,328	1,160,692	4,495,284	64,188 [6]	10,000,492
Death	0	2,102,922	1,160,692	4,495,284	0	7,758,898
Disability	0	2,102,922	1,160,692	4,495,284	3,332,716 [7]	11,091,614

[1] A "0" indicates either there is no amount payable to the named executive or the amount payable is the same for both the named executives and all salaried employees.

[2] The 2024 annual incentive plan payment is payable to all named executives as a result of death or disability. In addition, it is payable to Messrs. Wilson and Rizzo in the event of retirement. The amount listed for the annual incentive plan payment upon termination due to a change in control is shown at target as defined in the CIC Plan.

[3] As of December 31, 2024, Messrs. Wilson and Rizzo are eligible to retire in accordance with Allstate's policy and the terms of its equity and annual incentive compensation and benefit plans.

[4] The values in this "Change in Control" row represent amounts paid if both the change in control and qualifying termination occur on December 31, 2024. PSAs are paid out based on actual performance; for purposes of this table, the 2022-2024 cycle is shown at 62.2% of target and the 2023-2025 and 2024-2026 cycles are reflected at target.

Equity awards do not accelerate in the event of a change in control unless also accompanied by a qualifying termination of employment. A change in control also would accelerate the distribution of deferred compensation and SRIP benefits for Messrs. Wilson and Rizzo; deferred compensation and SRIP benefits for the other NEOs are distributed in accordance with the applicable plan terms and participant elections. Please see the *Non-Qualified Deferred Compensation at Fiscal Year-end 2024* Table and **footnote 2** to the *Pension Benefits* Table in the *Retirement Benefits* section for details regarding the applicable amounts for each named executive.

(5)   Represents two times the sum of base salary and target annual incentive.

(6)   The Welfare Benefits and Outplacement Services amount includes the cost to provide certain welfare benefits to the named executive and family during the period the named executive is eligible for continuation coverage under applicable law. The amount shown reflects Allstate's costs for these benefits or programs assuming an 18-month continuation period. The value of outplacement services is $40,000 for each named executive.

(7)   The named executives who participate in the long-term disability plan are eligible to participate in Allstate's supplemental long-term disability plan for employees whose annual earnings exceed the level that produces the maximum monthly benefit provided by the long-term disability plan (basic plan). The monthly benefit is equal to 60% of the named executive's qualified annual earnings divided by twelve and rounded to the nearest $100, reduced by $7,500, which is the maximum monthly benefit payment that can be received under the basic plan. The amount reflected assumes the named executive remains totally disabled until age 65 and represents the present value of the monthly benefit payable until age 65.

Non-GAAP Performance Measures for 2024

The following pages contain descriptions of the non-GAAP performance measures used for executive incentive compensation in fiscal year 2024. They were developed uniquely for incentive compensation purposes and are not reported in our financial statements. The Committee has approved the use of non-GAAP measures when appropriate to drive executive focus on particular strategic, operational or financial factors, or to exclude factors over which our executives have little influence or control. The Committee monitors compensation estimates during the year based on actual performance on these measures, and the internal audit department reviews the final results.

Annual Cash Incentive Award Performance Measures for 2024

We use the following non-GAAP performance measures for the annual cash incentive awards made in respect of fiscal year 2024, as described in the Compensation Discussion and Analysis section of the proxy under "Annual Cash Incentive Awards": Performance Net Income, Property-Liability Growth Matrix, Protection Services, Health and Benefits, and Investments, each of which is defined below. These performance measures may vary from, and may not be comparable to, similarly titled measures by other companies in our industry.

Performance Net Income: This measure is used to assess financial performance. Performance Net Income is equal to reported Adjusted Net Income, as defined at the end of the performance year, adjusted to exclude the after-tax effects of restructuring and related charges and underwriting results of the Run-off Property-Liability segment.

- <u>Adjustments</u>.
  - Performance Net Income is adjusted to replace actual catastrophe losses with plan catastrophe losses.
  - Performance Net Income is adjusted to reflect a maximum or minimum amount of Performance-Based net investment income, if after-tax Performance-Based net investment income is less than or exceeds those amounts. The maximum and minimum amounts are +/- 20% of Performance-Based net investment income used in establishing the target.
  - Actual results are adjusted to be consistent with the financial reporting used in establishing the measure for items exceeding $20M after-tax individually.
  - Actual results are adjusted, if approved by the Committee, for other significant, non-recurring, infrequent or unusual items in excess of $20M after-tax individually.

Property-Liability Growth Matrix: This measure is used to assess profitable growth within Property-Liability by matrixing the relationship between combined ratio and items in force percent change.

- <u>Combined Ratio</u>. (excluding restructuring and related charges, Run-off Property-Liability segment and amortization of or impairment of purchased intangibles; catastrophes per plan). As defined in the financial statements, this measures the sum of the loss ratio and the expense ratio. The loss ratio is the ratio of claims and claims expense (loss adjustment expenses) to premiums earned. Expense ratio is the ratio of amortization of deferred policy acquisition costs, operating costs and expenses, amortization or impairment of purchased intangibles and restructuring and related charges, less other revenue to premiums earned. Combined Ratio for 2024 annual incentive plan excludes restructuring and related charges, Run-off Property-Liability segment, amortization or impairment of purchased intangibles and actual reported catastrophes, and includes planned catastrophes.

- <u>Items in Force Percent Change</u>. The measure is the percent change of Property-Liability items in force as of beginning and end of the performance period.

- <u>Adjustments</u>. Actual results (Combined Ratio and/or Items in Force) are adjusted to exclude the effects of acquiring and selling businesses including dispositions of business by reinsurance or change in ownership.

Protection Services

- **Total Premiums Written/Other Revenues**. This measure is used to assess growth within the Protection Services segment and is the sum of the following two measures:
  - Protection Services Premiums Written: The measure is equal to the Protection Services segment's businesses combined net premiums written. Protection Services premiums written are reported in Management's Discussion and Analysis in the Annual Report on Form 10-K.
  - Other Revenue: The measure is equal to Other Revenue primarily from Identity Protection and Arity. Other Revenue is reported in Management's Discussion and Analysis in the Annual Report on Form 10-K.

- **Protection Services Performance Income**. Performance income measures the profitability associated with the business unit excluding investment income, restructuring, amortization of intangibles and before the impacts of income tax as defined below:
  - Protection Services Premiums Earned + Other Revenue – Claims and claims expense – Amortization of deferred policy acquisition costs – Operating costs and expenses (excluding restructuring).

- **Adjustments**.
  - Actual results will be adjusted to be consistent with the financial reporting used in establishing the measure.
  - Actual results are adjusted to exclude the effects of acquiring and selling businesses including dispositions of business by reinsurance or change in ownership.

Health and Benefits

- **Revenue**. This measure is used to assess growth within the Health and Benefits segment and is the sum of the following two measures:
  - Premiums and Contract Charges. The measure is equal to accident and health insurance premiums and contract charges reported in the Consolidated Statements of Operations in the Annual Report on Form 10-K.
  - Other Revenue. The measure is equal to other revenue as recorded in the Health and Benefits segment financial results. Other Revenue is reported in Management's Discussion and Analysis in the Annual Report on Form 10-K.

- **Health and Benefits Performance Income**. Performance income measures the profitability associated with the business unit excluding investment income, restructuring, amortization of intangibles and before the impacts of income tax as defined below:
  - Health and Benefits Premiums Earned + Other Revenue – Accident, health and other policy benefits – Amortization of deferred policy acquisition costs – Operating costs and expenses (excluding restructuring).

- **Adjustments**.
  - Actual results are adjusted to be consistent with the financial reporting used in establishing the measure.
  - Actual results are adjusted to exclude the effects of acquiring and selling businesses including dispositions of business by reinsurance or change in ownership.

Investments

- **Net Investment Income (NII) including Performance-based net gains (losses) on investments and derivatives**. This measure is used to assess the financial operating performance provided from Investments. It is equal to NII as reported in the Consolidated Statements of Operations plus Performance-Based net gains and losses on investments and derivatives, and adjustments, if approved by the Committee, for other significant, non-recurring, infrequent or unusual items in excess of $30M pre-tax individually.
  - Net Investment Income is adjusted to reflect a maximum and minimum amount of Performance-Based net investment income and net gains and losses on investments and derivatives (collectively, PB income), if the actual PB income is less than or exceeds those amounts. The maximum and minimum pre-tax amounts are +/- 20%, respectively, of the PB income used in establishing the target.

- **Adjustments**.
  - Actual results are adjusted for the estimated impact of increasing the portfolio's allocation to public equity. The adjustment equals 2.15% multiplied by the five-point quarterly average market-based equity balance in excess of the year-end 2023 balance of $745M (excluding fixed income exchange traded funds).
  - Actual results are adjusted to be consistent with the financial reporting used in establishing the measure for items exceeding $30M pre-tax individually.

- Actual results are adjusted to exclude the effects of acquiring and selling businesses including dispositions of business by reinsurance or changes in ownership exceeding $30M pre-tax individually.

- **Economic Total Return.** This measure is used to assess excess total return generated through active portfolio management relative to passive market indices representing Enterprise's Strategic Asset Allocation (SAA). All investment assets are included in the measurement with few exceptions representing unique circumstances. Pension plan assets, policy loans, deferred compensation hedges, low-income housing tax credits, intercompany loans/investments, strategic investments, corporate real estate, illiquid investments acquired through mergers & acquisitions, collateral posted for derivative contracts and uninvested bank cash are excluded from the measurement. All exclusions are recommended by the Investments Performance Committee and approved by the Corporate Chief Human Resources Officer.

Performance Stock Award Performance Measures for the 2024-2026 Performance Cycle

We use the following non-GAAP performance measures for our PSAs granted in fiscal year 2024, as described in the Compensation, Discussion and Analysis section of the proxy under "Performance Stock Awards, Restricted Stock Units and Stock Options": Three-Year Average Performance Net Income Return on Equity and Relative Total Shareholder Return, each of which is defined below. These performance measures may vary from, and may not be comparable to, similarly titled measures by other companies in our industry.

Three-Year Average Performance Net Income Return on Equity:

- This measure is used to assess financial performance. Three-year average performance net income return on equity is calculated as the ratio of average performance net income divided by the average common shareholders' equity, excluding total unrealized net capital gains & losses.

  - Performance net income is equal to reported Adjusted Net Income, as defined at the end of each performance year, adjusted to exclude the after-tax effects of restructuring and related charges and underwriting results of the Run-off Property-Liability segment.

  - Average performance net income is calculated as the average of performance net income, as defined above, for each of the three years in the performance cycle. Average performance net income is adjusted to reflect a maximum or minimum amount of after-tax catastrophe losses, if the average of actual after-tax catastrophe losses in the three-year cycle are more or less than those amounts, respectively. The maximum and minimum pre-tax amounts are +/- 20%, respectively, of catastrophe losses used to establish the target.

  - Average common shareholders' equity excluding total unrealized net capital gains and losses computed as the average of the balance on December 31, 2023, and at the end of each year in the performance cycle.

- **Adjustments**.

  - Actual results are adjusted to be consistent with the financial reporting used in establishing the measure for items exceeding $20M after-tax individually.

  - Actual results are adjusted, if approved by the Committee, for other significant, non-recurring, infrequent or unusual items in excess of $20M after-tax individually.

  - Actual results are adjusted to exclude the effects of acquiring and selling businesses including dispositions of business by reinsurance or changes in ownership and impact of unplanned utilization of alternative capital for transactions impacting average performance net income by more than $20M after-tax individually.

Relative Total Shareholder Return:

This is the company's Total Shareholder Return (TSR) relative to the TSR of other peer companies, expressed in terms of the company's TSR percentile rank among the peer companies. Peer companies for the 2024-2026 performance cycle are: American International Group, Inc.; American Financial Group, Inc.; Chubb Limited; Cincinnati Financial Corporation; CNA Financial Corporation; The Hartford Financial Services Group, Inc.; The Hanover Insurance Group; Kemper Corp; The Progressive Corporation; The Selective Insurance Group, Inc.; The Travelers Companies Inc.; and W.R. Berkley Corporation. TSR is determined by dividing (i) the average Adjusted Close Price of the applicable company's stock or applicable index's price over the 20 trading days prior to and including the final day of the performance period (Final Average Adjusted Close Price) minus the average Adjusted Close Price of the applicable company's stock or applicable index's price over the 20 trading days prior to the first day of the performance period ("Initial Average Adjusted Close Price") by (ii) the Initial Average Adjusted Close Price. In calculating TSR, all dividends are assumed to have been reinvested on the ex-dividend date. If any of the peer companies no longer has a measurable TSR (e.g., delisted or acquired) as of the date of calculation of the TSR by the company following the performance period, such peer company will be removed from the calculation.

CEO Pay Ratio

As required by the Dodd-Frank Act, we are providing information about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. Wilson, our CEO. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules.

To calculate the 2024 CEO pay ratio, we used the same median compensated employee that we used for purposes of calculating the CEO pay ratio for 2022 and 2023, as there has been no meaningful change in our employee population or employee compensation arrangements that we believe would significantly impact the CEO pay ratio.

- The annual total compensation of our median employee was $73,333.
- The annual total compensation of our CEO, as reported in the *Summary Compensation* Table in this Proxy Statement, was $26,744,085.
- The ratio of the annual total compensation of Mr. Wilson to our median employee was 364:1.

In 2022, to calculate the ratio, we followed SEC permitted rules and used the following methodology and material assumptions, adjustments and estimates:

December 31, 2022 was selected as the determination date as it enabled us to choose a pay date that aligned across our enterprise.

- As of December 31, 2022, our U.S. and non-U.S. employee population consisted of approximately 54,500 full-time, part-time, seasonal and temporary employees. Employees in all countries were included in the calculation, with the exception of 1,058 employees in Australia, Japan, Malta, Bermuda, Norway, Belgium and Mexico (15, 17, 2, 5, 2, 1 and 1,016 in each jurisdiction, respectively).

- The Allstate agent population was excluded since they are not employees of Allstate or its subsidiaries.

- Total cash (base salary plus incentive compensation) was selected as the most appropriate and consistently applied compensation measure to determine the median worker since equity awards are not broadly distributed.

- Employee compensation was measured using a twelve-month look-back period ending December 31, 2022.

- Permanent employees hired in 2022 that did not work for the entire period had their compensation adjusted as if they were employed for the entire twelve-month period.

- For non-U.S. employees, an annual average was used for each of the exchange rates.

- After identifying the median worker based on total cash compensation, annual total compensation was calculated for that person using the same methodology used for the named executives in the *Summary Compensation* Table on **page 71**.

- For 2024, after validating that the median compensated employee from 2022 and 2023 was still an active employee, annual total compensation was recalculated for 2024. The median employee's annual total compensation was $73,333. The median employee was a claims analyst in the U.S. with total cash compensation of $73,333 and a change in pension value of $4,428.

The SEC rules for identifying the median of our employees and calculating the pay ratio allow companies to use a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect a company's employee population and compensation practices. For that reason, the pay ratio reported by other companies may not be comparable to the pay ratio reported above. Neither the Committee nor management of the company used the pay ratio measure in making compensation decisions.



Pay Versus Performance Table

As required by the SEC rules and in accordance with Item 402(v) of Regulation S-K, the following table sets forth compensation information for our Principal Executive Officer (PEO) and Non-PEO NEOs and company performance against key financial performance measures of the company for the fiscal years shown. For additional information regarding Allstate's pay for performance philosophy and how the company aligns NEO compensation, refer to the CD&A beginning on **page 48**.

| Year | Summary Compensation Table Total for PEO ($)[1] | Compensation Actually Paid to PEO ($)[2][3] | Average Summary Compensation Table Total for Non-PEO NEOs ($)[1] | Average Compensation Actually Paid to Non-PEO NEOs ($)[2] | Value of Initial Fixed $100 Investment Based On:[3] | | Net Income ($ in millions)[4] | Performance Net Income ($ in millions)[5] |
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)		
2024	$ 26,744,295	$ 57,020,722	$ 7,595,989	$ 13,148,908	$194	$200	$4,550	$ 5,213
2023	$ 16,487,957	$ 8,025,133	$ 4,477,500	$ 2,968,301	$138	$ 158	$ (316)	$ 1,122
2022	$ 15,005,001	$ 30,035,131	$ 3,498,306	$ 4,852,665	$130	$ 149	$ (1,416)	$ (426)
2021	$ 19,066,920	$ 27,585,626	$ 5,548,209	$ 7,666,840	$ 110	$ 131	$ 1,485	$3,689
2020	$ 21,126,386	$ 26,023,346	$ 5,228,904	$ 6,270,236	$100	$ 101	$ 5,461	$4,967

[1] The totals reflected align with (i) for the PEO, the amounts of total compensation reported in the *Summary Compensation* Table for the PEO, and (ii) for the Non-PEO NEOs, the average of the amounts of total compensation reported in the *Summary Compensation* Table for such Non-PEO NEOs, as shown on **page 71**. Mr. Wilson served as Chair, President and CEO for each fiscal year reported and is therefore represented as the PEO for each such fiscal year. The Non-PEO NEOs column represents Allstate's NEOs for each respective year. The employees comprising the Non-PEO NEOs for each year are noted below:

2024	2023	2022	2021	2020
Jesse Merten	**Jesse Merten**	**Mario Rizzo**	**Glenn Shapiro**	**Mario Rizzo**
Mario Rizzo	**John Dugenske**	**Glenn Shapiro**	**Don Civgin**	**Glenn Shapiro**
John Dugenske	**Suren Gupta**	**Don Civgin**	**John Dugenske**	**Don Civgin**
Christine DeBiase	**Mario Rizzo**	**John Dugenske**	**Mario Rizzo**	**John Dugenske**
		Jesse Merten		
		Suren Gupta		
		Bob Toohey		

[2] Compensation actually paid (CAP) has been calculated in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned, realized or received by the company PEO and Non-PEO NEOs. These amounts reflect the *Summary Compensation* Table Total with certain adjustments as described below, for the years represented. Equity values for purposes of calculating CAP were determined in accordance with FASB ASC Topic 718. The valuation methodologies and assumptions used to calculate the equity values included in CAP are based on our grant date fair value of the equity awards as disclosed in the company's audited financial statements for the applicable fiscal year.

| Compensation Actually Paid Component | | 2024 | | 2023 | | 2022 | | 2021 | | 2020 | |
		PEO	Non-PEO	PEO	Non-PEO	PEO	Non-PEO	PEO	Non-PEO	PEO	Non-PEO
Summary Compensation Table (SCT) Total		$ 26,744,295	$ 7,595,989	$ 16,487,957	$ 4,477,500	$ 15,005,001	$ 3,498,306	$ 19,066,920	$ 5,548,209	$ 21,126,386	$ 5,228,904
Deduction:	SCT change in actuarial present value of accumulated pension benefits	$ (596,827)	$ (89,894)	$ —	$ (119,512)	$ —	$ (51,781)	$ (697,929)	$ (65,931)	$ (3,116,842)	$ (189,278)
Deduction:	SCT Aggregate Grant Date Fair Value of Stock Awards	$ (11,899,608)	$ (2,930,250)	$ (7,883,165)	$ (1,973,067)	$ (6,868,175)	$ (1,523,242)	$ (6,335,804)	$ (1,617,742)	$ (7,312,094)	$ (1,685,460)
Deduction:	SCT Aggregate Grant Date Fair Value of Option Awards	$ (4,736,259)	(692,682)	$ (4,986,008)	$ (1,010,746)	$ (4,293,494)	(871,876)	$ (4,304,994)	$ (1,099,217)	$ (4,404,993)	$ (1,015,376)
Addition:	Pension Service Cost	$ 119,162	$ 46,330	$ 161,803	$ 50,465	$ 235,050	$ 46,723	$ 238,310	$ 62,348	$ 217,343	$ 56,961



Compensation Actually Paid Component		2024		2023		2022		2021		2020	
		PEO	Non-PEO	PEO	Non-PEO	PEO	Non-PEO	PEO	Non-PEO	PEO	Non-PEO
Addition:	Change as of the vesting date in fair value, (from the end of prior fiscal year) of equity awards granted in prior fiscal years for which all applicable vesting conditions were satisfied at the end or during the covered fiscal year	$ 3,988,836	$ 636,475	$ (2,085,752)	$ (344,544)	$ 3,039,030	$ 521,581	$ (454,767)	$ (110,761)	$ 3,712,366	$ 218,942
Addition:	Change in fair value, as of the end of the covered fiscal year, of equity awards granted in any prior fiscal year that are outstanding and unvested at year-end	$ 20,074,587	$ 3,659,065	$ (7,028,704)	$ (1,309,355)	$ 7,695,232	$ 1,338,444	$ 6,922,985	$ 1,592,057	$ 6,802,340	$ 1,581,275
Addition:	Fair value, at the end of the covered fiscal year, of equity awards granted during the fiscal year that are outstanding and unvested at year-end	$ 23,326,536	$ 4,923,875	$ 13,359,001	$ 3,197,559	$ 15,222,487	$ 2,083,563	$ 13,150,905	$ 3,357,877	$ 8,998,841	$ 2,074,267
Deduction:	Fair value, at the end of prior fiscal year, of equity awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year	$ —	$ —	$ —	$ —	$ —	$ (189,054)	$ —	$ —	$ —	$ —
Compensation Actually Paid		**$ 57,020,722**	**$ 13,148,908**	**$ 8,025,133**	**$ 2,968,301**	**$ 30,035,131**	**$ 4,852,665**	**$ 27,585,626**	**$ 7,666,840**	**$ 26,023,346**	**$ 6,270,236**

[3] These totals were calculated in the same manner as required under Item 201 (e) of Regulation S-K. The Total Shareholder Return (TSR) represents the cumulative return on a fixed investment of $100 in the common stock (including reinvested dividends) of (a) the company and (b) its peer group, respectively, for the period starting January 1, 2020, through the last day of the listed fiscal year. Our peer group used for the TSR calculation is the same as our compensation benchmarking peer group: AFLAC Inc.; American International Group, Inc.; AON plc; Chubb Limited; The Hartford Financial Services Group, Inc.; Humana Inc.; Manulife Financial Corporation; Marsh & McLennan; MetLife, Inc.; The Progressive Corporation; Prudential Financial Inc.; and The Travelers Companies Inc.

[4] These amounts represent the amount of net income reflected in the company's audited financial statements for the applicable fiscal year.

[5] As required pursuant to Item 402(v) of Regulation S-K, we determined Performance Net Income to be our most important financial performance measure used to link CAP of our NEOs in fiscal year 2024 to company performance. See "Non-GAAP Performance Measures for 2024" for a description of this performance measure.

Financial Performance Measures: The Allstate executive compensation programs reflect the pay-for-performance culture and supports shareholder alignment while also incentivizing our executives as noted throughout the CD&A beginning on **page 48**. For the annual and LTI programs, the Committee uses performance measures that (1) align with the company's strategy, operating principles and priorities and shareholder interest, (2) support the achievement of corporate goals and (3) reflect the company's overall performance. The most important performance measures, in our assessment, used to link CAP of our NEOs for the most recently completed fiscal year to the company's performance are as follows:

Performance Net Income (PNI)

Performance Net Income Return on Equity (PNI ROE)

Total Premiums

Relative Total Shareholder Return (TSR)

Relationship between CAP and Performance Measures in the Table: The following graphs provide a visual representation of the relationship between the CAP of our PEO and the average CAP of our Non-PEO NEOs as it relates to (i) the company's cumulative TSR and the TSR of our peer group, (ii) the company's GAAP Net Income and (iii) our Performance Net Income over the five-year period from fiscal years 2020 through 2025. The relationship between Allstate's TSR and our peer group TSR is reflected in the first graph – CAP vs Total Shareholder Return. Performance measure mix, timing of grants and outstanding vesting, share price volatility and other factors impact CAP.

The majority of CAP to our NEOs is closely connected to long-term awards under the LTI plan primarily driven by Performance Net Income and relative TSR. Over the last three years, external factors, including rising inflation, have impacted Performance Net Income while Allstate's relative TSR has remained strong. The graphs below demonstrate:

- From 2020 to 2021, CAP to our PEO increased 6% and average CAP to our Non-PEO NEOs experienced a greater increase of 22%. In the same period our TSR increased from $100 to $110 (10%), while the net income measures fell. The continued increase in CAP as net income declined is a result of the fair value NEO LTI awards, which closely aligns to the TSR, which increased over the same period. The decline in Performance Net Income is a result of higher insurance losses and unfavorable reserve re-estimates.

- From 2021 to 2022, CAP to our PEO increased by just below 9% and average CAP to our Non-PEO NEOs experienced a decrease of nearly 37%. In the same period, our TSR increased from $110 to $130 (18%). Net income continued to decline. Allstate aggressively took actions to address the decreasing net income during this inflationary period, causing higher insurance losses and unfavorable reserve re-estimates, resulting in continued TSR increases.

- From 2022 to 2023, CAP to our PEO decreased by 73% and average CAP to our Non-PEO NEOs decreased by roughly 36%. In the same period TSR continued to increase from $130 to $138 (6%). Although still negative, Net Income improved over 2022 due to higher Property-Liability premiums earned partially offset by higher catastrophe losses. Large decreases in CAP from 2022 to 2023 are primarily related to lower vesting value for 2021-2023 PSAs, decreased PSA values for outstanding cycles and relatively flat unvested option valuation changes in 2023 compared to significant increases in unvested option valuation changes during 2022.

- From 2023 to 2024, CAP to our PEO increased by 611% and average CAP to our Non-PEO NEOs increased by 343%. In the same period TSR continued to increase from $138 to $194 (41%). In fiscal year 2024 the company returned to profitability with strong Net Income results. Large increases in CAP from 2023 to 2024 are primarily related to increased PSA values for outstanding cycles and increased unvested option valuation changes in 2024 compared to significant decreases in unvested option valuation changes during 2023.

- Allstate has seen continued growth in TSR from 2020 through 2024 with an aggregate growth rate of 94% while our peer group has a similar growth rate of 99%.

- For additional detail regarding Allstate's executive pay practices, including incentive design and goal setting, compensation elements, compensation decisions and governance practices, see the CD&A beginning on **page 48**.



Cap vs Total Shareholder Return



Cap vs Net Income



Cap vs Performance Net Income





Audit Committee Matters

3 Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2025

 **VOTING RECOMMENDATION:**

The Board recommends a vote **FOR** Ratification of Deloitte & Touche LLP for 2025.

What am I Voting on?

We conduct a vote every year asking shareholders to ratify the appointment of the company's independent registered public accountant for the current year, who is Deloitte & Touche LLP (Deloitte) for 2025. While the vote is non-binding, the Audit Committee will consider the results as part of their evaluation of Deloitte.

Overview

- Independent firm with few ancillary services and reasonable fees
- The Audit Committee annually evaluates Deloitte and determined that its retention continues to be in the best interests of Allstate and its shareholders
- The Public Company Accounting Oversight Board has not implemented mandatory tenure limits; the Audit Committee actively evaluates viable independent alternatives



The Audit Committee has established strong practices to evaluate the qualifications, compensation, performance and independence of the company's independent registered public accounting firm, both on an ongoing basis throughout the year and through the completion of an annual evaluation. Additional information regarding the Audit Committee's duties and responsibilities is available in the committee's charter located under the Governance section of Allstate's investor relations website at **www.allstateinvestors.com**. Deloitte has been Allstate's independent registered public accounting firm since Allstate became a publicly traded entity in 1993.

As a starting point for the annual evaluation, a survey of management and the Audit Committee is administered by Allstate's internal audit function, with participation of a Deloitte partner unaffiliated with the Allstate account. The survey assesses Allstate's general satisfaction with the quality and efficiency of the services provided. Results are reported to the Audit Committee, which discusses results with management.

The Audit Committee and the company's senior accounting and financial reporting leaders perform the annual evaluation of Deloitte utilizing key aspects of the external auditor evaluation tool developed by the Center for Audit Quality. The evaluation includes review and discussion of the results of the firm's reports on its quality controls and external assessments, including results of inspections conducted by the Public Company Accounting Oversight Board (PCAOB).

While also evaluating and considering Deloitte's independence, the Audit Committee performed its annual assessment of Deloitte's performance as independent auditor. The Audit Committee assessed the performance of the Deloitte lead audit engagement partner and the audit team. The factors considered by the Audit Committee include:

- Quality of Deloitte's discussions and feedback sessions, including communications with the Audit Committee and management

- How effectively Deloitte maintained its independence, objectivity, professional skepticism and employed independent judgment

- Depth of insurance industry, technical expertise and capability in handling the breadth and complexity of Allstate's operations and industry

- Professionalism and responsiveness

- Value from sharing industry insights, trends and latest practices, including level and value of engagement provided by Deloitte National Office when needed

- Quality and efficiency of the audit and permissible non-audit work performed

- External data on audit quality and performance, including the results from the PCAOB assessment of Deloitte and its peer firms and Deloitte's responsiveness to those reports

- Reasonableness of fees, considering the size and complexity of Allstate and the resources necessary to perform a high-quality audit

- Knowledge of Allstate's operations, accounting policies and practices and internal control over financial reporting

- Deloitte's tenure as Allstate's independent auditor, the firm's internal safeguards to maintain independence, the benefits of having a long-tenured auditor and the impact of changing auditors

The Audit Committee recognizes the importance of maintaining the independence of our independent registered public accounting firm, both in fact and appearance, and has considered an auditor tenure limit. A rigorous review of Deloitte's capabilities, coupled with the comprehensive regulatory oversight structure in the U.S. led by the PCAOB, has mitigated the need for tenure requirements. The Audit Committee periodically considers alternative Independent Registered Public Accounting firms to continuously benchmark capabilities, quality measures and controls and to evaluate the selection of the independent auditor.

The Audit Committee oversees the mandatory, five-year rotation of audit partners, in accordance with SEC rules and approves Deloitte's lead audit engagement partner. The current lead engagement partner was appointed beginning with the fiscal year 2022 audit. The process for selection of the lead engagement partner involves the screening of qualified candidates, followed by interviews with the Audit Committee chair and management.

The Audit Committee has adopted a policy regarding the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. The policy identifies the basic principles that must be considered by the Audit Committee in approving services to ensure that the registered public accounting firm's independence is not impaired, describes the type of audit, audit-related, tax and other services that may be provided and lists the non-audit services that may not be performed. The independent registered public accounting firm or management submits to the Audit Committee detailed schedules with all of the proposed services within each category, together with the estimated fees. Each specific service requires approval before service can begin.

Prior to requesting approval from the Audit Committee, the registered public accounting firm and management consider and conclude that the services are permissible in that they: (1) do not place the registered public accounting firm in the position of auditing their own work; (2) do not result in the registered public accounting firm's personnel acting as management or an employee of Allstate; (3) do not place the registered public accounting firm in a position of being an advocate for Allstate; (4) do not create a mutual or conflicting interest between the registered public accounting firm and Allstate; and (5) are not based on a contingent fee arrangement. The Audit Committee's policy regarding pre-approval of independent registered public accountant's services delegates to the committee chair the authority to grant approvals, but the decisions of the committee chair must be reported to the Audit Committee at its next regularly scheduled meeting. All services provided by Deloitte in 2023 and 2024 were approved in accordance with this pre-approval policy.

The Audit Committee and the Board believe it is in the best interests of Allstate and its shareholders to continue to retain Deloitte as Allstate's independent registered public accounting firm. Ongoing measurements of criteria such as quality measures and controls, controls designed to maintain independence and objectivity, service model and approach, expertise and diversity and equity practices, help ensure Deloitte will continue to provide excellent expertise and service. Deloitte's high quality audit work and accounting advice, deep institutional knowledge of the company's business and operations, accounting policies and financial systems and internal control framework support continued utilization of their services.

The Audit Committee oversees and is ultimately responsible for the negotiation of audit fees associated with the retention of Deloitte. The following fees have been, or are anticipated to be, billed by Deloitte, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, for professional services rendered to Allstate for the fiscal years ended December 31, 2023, and December 31, 2024.

	2023	2024
Audit fees[1]	$ 11,740,000	$ 11,990,000
Audit-related fees[2]	$ 1,512,000	$ 1,120,000
Tax fees[3]	$ 103,000	$ 109,000
All other fees[4]	$ 185,000	$ 345,000
Total fees	$13,540,000	$13,564,000

[1]   Audit fees relate to services such as audits of annual financial statements, reviews of quarterly financial statements, statutory audits, attest services, comfort letters, consents and review of documents filed with the SEC. Fees for 2023 have been adjusted to reflect actual expenditures for the year.

[2]   Audit-related fees relate to professional services, such as accounting consultations relating to new accounting standards and audits, Service Organization Controls audit reports and other attest services for non-consolidated affiliates (e.g., employee benefit plans, various trusts, etc.).

[3]   Tax fees relate to state sales and use compliance and advisory services.

[4]   "All other fees" relate to permissible services deemed approved by the Audit Committee.

Representatives of Deloitte will be present at the 2025 Annual Meeting to respond to questions and may make a statement if they choose. If shareholders fail to ratify the appointment, the Audit Committee will reconsider the appointment, but no assurance can be given that the Audit Committee will be able to change the appointment while enabling timely completion of the 2025 audited financial statements.

Audit Committee Report

Deloitte & Touche LLP (Deloitte) was Allstate's independent registered public accountant for the year ended December 31, 2024.

The Audit Committee reviewed and discussed with management and the independent registered public accounting firm the audited financial statements for the fiscal year ended December 31, 2024, as well as management's assessment of the effectiveness of the company's internal control over financial reporting.

The committee discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. The committee received the written disclosures and letter from Deloitte that is required by applicable requirements of the PCAOB regarding Deloitte's communications with the committee concerning independence and has discussed with Deloitte its independence.

The Audit Committee met in periodic executive sessions with each of management, the internal auditor and the independent registered public accounting firm to discuss the results of the examinations by the independent and internal auditors, their evaluations of internal controls, and the overall quality of the company's financial reporting, and other matters as appropriate.

Based on these reviews and discussions and other information considered by the Committee in its judgment, the Committee recommended to the Board of Directors that the audited financial statements be included in Allstate's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, for filing with the Securities and Exchange Commission, and furnished to shareholders with this Notice of Annual Meeting and Proxy Statement.

Donald E. Brown, Chair
Siddharth N. Mehta
Jacques P. Perold
Judith A. Sprieser
Monica J. Turner

Introduction **Corporate Governance** **Executive Compensation** **Audit Matters** **Sustainability** **Stock Ownership** **Other Information** **Links and Resources**





Sustainability at Allstate

Allstate is committed to sustainably delivering value to customers, returns for shareholders and opportunities for employees, while improving the communities we serve. Sustainably achieving these objectives requires prioritizing long-term solutions that balance multiple priorities.

| Increasing Value for Customers and Shareholders | Navigating Climate Risk | Creating Opportunity for Employees | Improving Communities |

Increasing Value for Customers and Shareholders

Five years of investment in the Transformative Growth strategy have confirmed its benefits for customers and enhanced value for shareholders. At a time when American families are feeling financially stretched, we've made insurance more affordable and accessible by implementing simple, connected auto and home insurance and significant cost reductions. Shareholder value will increase with growth in policies in force. Despite a decline in earnings in the two prior years, we maintained investments in this strategy to ensure sustainable growth.

Navigating Climate Risk

Allstate takes a multi-faceted, forward-thinking approach to climate risk, including: (1) using comprehensive long-term risk and return practices that balance the impact of severe weather on customers and shareholders; (2) pursuing attractive returns for shareholders by investing in the transition to a lower carbon economy; and (3) advocating for public policy solutions to improve disaster preparedness, create new risk sharing pools and institute stronger building codes.

Last year, we paid out $4.82 billion in catastrophe losses, enabling customers to rebuild their lives. At the same time, our industry-leading homeowners insurance business model created $1.32 billion of underwriting profit, the 11th annual profit in 12 years.

Managing Greenhouse Gas Emissions

As a service company, Allstate's operational greenhouse gas emissions are relatively small compared to the size and scope of our business. We committed to reduce Scope 1 and 2 emissions to zero by 2030 since this will increase efficiency and supports engagement to mitigate the impact of severe weather on customers. The chart below shows substantial progress to achieving this goal.



In 2023, we decreased Scope 1 and 2 emissions

See Allstate's TCFD report for more details of our greenhouse gas emissions.
Allstate's 2024 greenhouse gas inventory will be published in the second half of 2025.

Allstate reports on Scope 3 greenhouse gas emissions which are indirect emissions across our value chain, including companies in which we invest or use as suppliers. Scope 3 reporting is being further expanded in 2024 as additional third-party data becomes available. Allstate has chosen not to make specific time bound commitments on Scope 3 emissions given lack of precision in measurement, limited control over third parties and unknown impacts on customers and shareholders.

- The European Union and the United States have not yet finalized regulations around Scope 3 emissions. Allstate is committed to continue reporting all relevant emissions under the Task Force on Climate-Related Financial Disclosures and the CDP (formerly Carbon Disclosure Project) to support society's efforts to measure and manage emissions.
- The $73 billion investment portfolio is largely concentrated in fixed income securities. Bondholders typically have no control over the issuer's corporate operations and negligible opportunity to influence those operations. As a result, establishing a Scope 3 net zero goal could lead to inappropriate constraints on investment decisions and have implications for the performance of the investment portfolio.

Investing In A Lower Carbon Economy

Allstate proactively invests to generate attractive risk-adjusted returns that support lower insurance prices for customers and higher returns for shareholders. The public and private sectors are making substantial investments to transition to a lower carbon economy, and this creates additional investment opportunities. Investment capabilities and sources are being expanded to capture sustainable long-term return from these opportunities. For more information about our investments in green bonds, renewable energy and sustainability, see our sustainability reporting available at **www.allstatesustainability.com/reporting**.



Creating Opportunity for Employees

Allstate has a talented and engaged full-time employee base of **55,000 with a focus on individual and collective purpose**. Sustainability is created by embracing the values in Our Shared Purpose: integrity is non-negotiable, inclusive diversity leverages differences, and collective success prioritizes enterprise outcomes. Our behaviors are to collaborate, challenge ideas, provide decision clarity and give performance feedback.

Distributed work practices enable us to attract and retain a talented and engaged workforce. Women and men represent 56% and 44% of the U.S. workforce, respectively, and approximately 40% of U.S. employees are racially or ethnically diverse. The opportunity set to attract talent was further widened by increasing the number of positions that do not require four-year degrees.

Operational adaptation to the global pandemic enabled us to operate effectively and efficiently with a distributed workforce. Sustaining organizational growth requires increased in-person connectivity, so standards have been established making this a leadership responsibility rather than requiring all employees to be in physical offices on certain days of the week.

84% of employees report being highly engaged, which is in excess of industry benchmarks.

Improving Communities

Established in 1952, The Allstate Foundation focuses on three areas: empowering youth to serve, disrupting the cycle of relationship abuse and increasing workforce readiness. Employee and agent volunteerism is encouraged and amplified through the Helping Hands programs. We also develop nonprofit leaders and board members through the Nonprofit Leadership Center. **In 2025, every U.S. employee will have one day of paid time off to volunteer.**

2024 Highlights:

The Allstate Foundation, Allstate, employees and agency owners **contributed more than $57 million** to support important causes.

Allstate employees and agency owners volunteered more than **117,000 hours to support local communities**.

Allstate employees also contributed **more than 5,300 hours of skills-based volunteerism**.

Oversight of Sustainability

The Board receives regular updates on sustainability issues and is committed to transparency and accountability. The Risk and Return Committee assesses climate risk, the Compensation and Human Capital Committee evaluates organizational health and human capital management practices and the Audit Committee reviews data privacy and cybersecurity. For additional information on how the Board and its committees oversee enterprise risk, **see pages 39-42**.

Allstate's senior leadership is responsible for sustainability, including our SVP and Deputy General Counsel, Corporate Law, each Market-Facing Business and Area of Responsibility, and management committees such as the Responsible Investing Committee.

Our SVP and Deputy General Counsel, Corporate Law, who reports to Allstate's Chief Legal Officer, works with leadership from across the company and reports regularly to the Board's Nominating, Governance and Social Responsibility Committee and the Board on sustainability developments and progress.



Stock Ownership Information

Security Ownership of Directors and Executive Officers

The following table shows the Allstate common shares beneficially owned as of March 1, 2025, by each director and named executive individually, and by all executive officers and directors of Allstate as a group. Shares reported as beneficially owned include shares held indirectly through the Allstate 401(k) Savings Plan and other shares held indirectly. It also includes shares subject to stock options exercisable, and restricted stock units subject to conversion into common shares, within sixty days of March 1. As of March 1, 2025, none of these shares were pledged as security.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Allstate Common Stock[1]	Common Stock Subject to Options Exercisable on or Prior to April 30, 2025	Restricted Stock Units[3]	Total Stock-Based Ownership[4]	Percent of Class
Donald E. Brown	5,180	0	0	5,180	*
Kermit R. Crawford	1,000	0	20,753	21,753	*
Richard T. Hume	2,609	0	3,948	6,557	*
Margaret M. Keane	14,376	0	3,948	18,324	*
Siddharth N. Mehta	5,964	0	11,267	17,231	*
Maria R. Morris	0	0	1,553	1,553	*
Jacques P. Perold	35	0	12,877	12,912	*
Andrea Redmond	2,000	0	24,530	26,530	*
Gregg M. Sherrill	7,089	0	3,948	11,037	*
Judith A. Sprieser	0	0	34,136	34,136	*
Perry M. Traquina	4,743	0	7,747	12,490	*
Monica J. Turner	0	0	3,104	3,104	*
Thomas J. Wilson	1,210,461[2]	1,908,636	0	3,119,097	*
Jesse Merten	28,492	40,055	0	68,547	*
Mario Rizzo	70,341	262,006	0	332,347	*
John Dugenske	33,328	225,390	0	258,718	*
Christine DeBiase	3,724	17,887	0	21,611	*
All directors and executive officers as a group (22 total)	1,544,130	2,963,404	127,811	4,635,345	1.7%

*   Less than 1% of the outstanding shares of common stock.

[1]   This column includes restricted stock units (RSUs) held by executive officers that convert into common shares by April 30, 2025.

[2]   Includes 133,047 shares owned by a private charitable foundation in which Mr. Wilson shares voting and investment power.

[3]   All non-employee directors hold RSUs granted under Allstate's equity compensation plans for non-employee directors. This column lists those RSUs that would be distributed to directors in the form of shares of common stock within 60 days if any of them were to have retired as a director on March 1, 2025. Some directors hold additional RSUs that are not reflected in the table above because common stock would not be distributed to directors until at least one year following his or her retirement as a director, or in some cases, as many as ten years following the date of grant. For additional information regarding the RSUs held by each director at the end of 2024, please see the details on **page 46**.

[4]   These amounts are the sum of the number of shares shown in the prior columns. As of March 1, 2025, no director or executive officer beneficially owned 1% or more of the outstanding common stock of Allstate. The directors and executive officers of Allstate as a group beneficially owned (including common stock subject to stock options exercisable and RSUs for which restrictions expire on or prior to April 30, 2025) approximately 1.7% of the common stock outstanding as of March 1, 2025.



Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	The Vanguard Group 100 Vanguard Boulevard, Malvern, PA 19355	32,184,316 (1)	12.3%
Common	BlackRock Inc. 50 Hudson Yards, New York, NY 10001	22,236,119 (2)	8.4%

(1) Reflects shares beneficially owned as of December 31, 2023, as set forth in the most recently filed Schedule 13G/A, which was filed on February 13, 2024. Of these shares, The Vanguard Group reported it held 0 shares with sole voting power; 327,195 shares with shared voting power; 31,030,890 shares with sole dispositive power; and 1,153,426 shares with shared dispositive power.

(2) Reflects shares beneficially owned as of December 31, 2024, as set forth in a Schedule 13G/A filed on February 3, 2025. Of these shares, BlackRock reported it held 19,742,720 shares with sole voting power; 0 shares with shared voting power; 22,236,119 shares with sole dispositive power; and 0 shares with shared dispositive power.

Incorporation by Reference

To the extent that this proxy statement is incorporated by reference into any other filing by Allstate with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended (Securities Act), or the Securities Exchange Act of 1934, as amended (Exchange Act), the information contained in the section of this proxy statement titled "Report of the Audit Committee" (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing. The information contained in the Compensation and Human Capital Committee Report will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, other than Allstate's Annual Report on Form 10-K, except to the extent specifically provided otherwise in such filings.

In addition, website addresses and hyperlinks are included for reference only. The reports mentioned herein, or any other information contained on or available through websites referred to and/or linked to in this proxy statement (other than the Allstate's website to the extent specifically referred to herein as required by the SEC or NYSE rules) are not part of this proxy solicitation and are not incorporated by reference into this proxy statement or any other proxy materials. Some of the statements and reports contain cautionary statements regarding forward-looking information that should be carefully considered. Our statements and reports about our objectives may include statistics or metrics that are estimates, make assumptions based on developing standards that may change and provide aspirational goals that are not intended to be promises or guarantees. The statements and reports may also change at any time and we do not undertake a duty to update them, which speak only as of the date on which they are made, except as required by applicable law.

Cautionary Note Regarding Forward-Looking Statements

This proxy statement and any documents incorporated by reference into this proxy statement contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, among others, statements of expectations, beliefs, future plans and strategies, anticipated results from operations and developments and other matters that are not historical facts. The forward-looking statements are based on management's beliefs as well as on a number of assumptions concerning future events. Readers should not put undue reliance on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "forecast," "project," "intend," "plan," "probably," "potential," "looking forward," "continue," and other similar terms, and future or conditional tense verbs like "could," "may," "might," "should," "will," and "would" are used to identify these forward-looking statements. You can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. We do not undertake a duty to update these forward-looking statements, which speak only as of the date on which they are made. Certain factors that could prevent us from achieving our stated goals include the risk factors listed in our Form 10-K for our fiscal year ended December 31, 2024, and our other reports filed with the SEC, to which shareholders and other interested parties are directed and referred.


Other Information

Proxy and Voting Information

Who is asking for my vote and why?

The Allstate Board of Directors is soliciting proxies for use at the Annual Meeting of Shareholders on May 29, 2025 and any adjournments or postponements of the meeting. The Annual Meeting will be held only if there is a quorum, which means that a majority of the outstanding common stock entitled to vote is represented at the meeting by proxy or in person. To ensure there will be a quorum, the Allstate Board asks you to vote before the meeting, which allows your Allstate stock to be represented at the Annual Meeting.

Who can vote at the Annual Meeting?

The Allstate Board has set the close of business on March 31, 2025 as the record date for the meeting. This means that you are entitled to vote if you were a shareholder of record at the close of business on March 31, 2025. On that date, there were 265,139,081 shares of Allstate common stock outstanding and entitled to vote at the Annual Meeting.

How do I vote?

Instructions on how to vote your shares are included on the Notice of 2025 Annual Meeting of Shareholders on **page 9**. If you hold shares in your own name as a registered shareholder, you may vote by participating in the Annual Meeting or you may instruct the proxies how to vote your shares by following the instructions on the proxy card/voting instruction form. You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting. **Whether or not you participate in the Annual Meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described in these proxy materials.**

If you hold shares in street name (that is, through a broker, bank, or other record holder), you should follow the instructions provided by your broker, bank, or other record holder to vote your shares.

If you hold shares through the Allstate 401(k) Savings Plan, please see the instructions on **page 103**.

Can I change my vote?

Before your shares have been voted at the Annual Meeting by the proxies, you may change or revoke your voting instructions by providing instructions, again, by telephone, by Internet, in writing, or, if you are a registered shareholder, by voting at the Annual Meeting.

Are the votes kept confidential?

All proxies and tabulations that identify the vote of a particular shareholder are confidential, except as necessary to allow the inspector of election to certify the voting results or to meet certain legal requirements. A representative of American Election Services, LLC will act as the inspector of election and will count the votes. The representative is independent of Allstate and its directors, officers and employees.

If you write a comment on your proxy card or voting instruction form, it may be provided to our Secretary along with your name and address. Your comments will be provided without reference to how you voted, unless the vote is mentioned in your comment or unless disclosure of the vote is necessary to understand your comment. At our request, the distribution agent or the solicitation agent will provide us with periodic status reports on the aggregate vote. These status reports may include a list of shareholders who have not voted and breakdowns of vote totals by different types of shareholders, as long as we are not able to determine how a particular shareholder voted.



What happens if I submit a signed proxy card but do not indicate how I want to vote?

You may instruct the proxies to vote "FOR" or "AGAINST" on each proposal, or you may instruct the proxies to "ABSTAIN" from voting. If you submit a signed proxy card/voting instruction form to allow your shares to be represented at the Annual Meeting but do not indicate how your shares should be voted on one or more proposals, then the proxies will vote your shares as the Board of Directors recommends on those proposals. Other than the proposals listed on **pages 13-16**, we do not know of any other matters to be presented at the meeting. If any other matters are properly presented at the meeting, the proxies may vote your shares in accordance with their best judgment.

What vote is needed to approve each item?

Shares of common stock represented by a properly completed proxy card/voting instruction form will be counted as present at the meeting for purposes of determining a quorum, even if the shareholder is abstaining from voting.

Proposal 1. To be elected under Allstate's majority vote standard, each director must receive an affirmative vote of the majority of the votes cast. In other words, the number of shares voted "FOR" a director must exceed 50% of the votes cast for that director. Abstentions will not be counted as votes cast and will have no impact on the vote's outcome.

Proposals 2 – 3. A majority of the shares present in person or represented by proxy at the meeting and entitled to vote must be voted "FOR" the proposal. **Abstentions will have the effect of a vote against the proposal.**

How do I vote if I hold shares through the 401(k) savings plan?

If you hold Allstate common shares through the Allstate 401(k) Savings Plan, your proxy card/voting instruction form for those shares will instruct the plan trustee how to vote those shares. If you received your Annual Meeting materials electronically, and you hold Allstate common shares both through the plan and also directly as a registered shareholder, the voting instructions you provide electronically will be applied to both your plan shares and your registered shares. If you return a signed proxy card/voting instruction form or vote by telephone or the Internet on a timely basis, the trustee will follow your voting instructions for all Allstate common shares allocated to your plan account unless that would be inconsistent with the trustee's duties.

If your voting instructions are not received on a timely basis, the shares allocated to your plan account will be considered "unvoted." If you return a signed proxy card/voting instruction form but do not indicate how your shares should be voted on a given matter, the shares represented by your proxy card/voting instruction form will be voted as the Board of Directors recommends. **The trustee will vote all unvoted shares held by the plan as follows:**

- If the trustee receives instructions (through voting instruction forms or through telephonic or Internet instruction) on a timely basis for at least 50% of the votable shares in the plan, then it will vote all unvoted shares in the same proportion and in the same manner as the shares for which timely instructions have been received, unless to do so would be inconsistent with the trustee's duties.

- If the trustee receives instructions for less than 50% of the votable shares, the trustee will vote all unvoted shares at its sole discretion. However, the trustee will not use its discretionary authority to vote on adjournment of the meeting in order to solicit further proxies.

Plan votes receive the same high level of confidentiality as all other votes. You may not vote the shares allocated to your plan account by voting at the meeting. You must instruct The Northern Trust Company, as trustee for the plan, how to vote your shares.

Who can participate in the Annual Meeting?

If you plan to participate in the Annual Meeting, you must be a holder of Allstate shares as of the record date of March 31, 2025, or hold a legal proxy for the meeting provided by your bank, broker or nominee. **To be admitted to the Annual Meeting webcast at www.virtualshareholdermeeting.com/ALL2025, you must enter the 16-digit control number found on your proxy card, voting instruction form or Notice of Internet Availability.** You may log into the meeting platform beginning at 10:30 a.m. Central Time on May 29, 2025. The meeting will begin promptly at 11:00 a.m. Central Time on May 29, 2025. The virtual meeting platform is fully supported across browsers and devices running the most updated version of applicable software. Participants should ensure they have a strong WiFi connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.



How can I ask a question at the meeting?

You may submit a question in advance of the meeting beginning at 8:30 a.m. Central Time on May 23, 2025 and until 11:59 p.m. Central Time on May 28, 2025, at **www.proxyvote.com** after logging in with your 16-digit control number. Once past the login screen, click on "Question for Management," typing your question and clicking "Submit." Alternatively, questions may be submitted during the Annual Meeting through **www.virtualshareholdermeeting.com/ALL2025**, by typing your question into the "Ask a Question" field and clicking "Submit." We will try to answer as many questions as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition. Any questions pertinent to meeting matters that cannot be answered during the meeting due to time constraints will be posted online at **www.allstateinvestors.com**.

Who do I contact about technical difficulties?

If you encounter difficulties accessing the meeting during the meeting time, please call the technical support number at **(844) 986-0822**. The technical support number will also be posted on the meeting website.

Will a replay of the meeting be available?

Following completion of the meeting, a webcast replay will be posted online to our Investor Relations website at **www.allstateinvestors.com** for one year.

Where can I find the results of the Annual Meeting?

Preliminary results will be announced at the meeting and final results will be reported in a current report on Form 8-K, which is required to be filed with the SEC within four business days after the meeting.

Are broker non-votes counted at the meeting?

Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters the NYSE considers "routine," such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in the absence of instructions on "non-routine" matters, such as the election of directors and say-on-pay. Broker non-votes will not be counted as shares entitled to vote on any of the foregoing non-routine matters and will have no impact on the outcomes of those votes.

What is "householding" and how does it affect me?

Allstate has adopted the "householding" procedure approved by the SEC, which allows us to deliver one set of documents to a household of shareholders instead of delivering a set to each shareholder in a household, unless we have been instructed otherwise. This procedure is more environmentally friendly and cost-effective because it reduces the number of copies to be printed and mailed. Shareholders who receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Shareholders who receive the Notice of Internet Availability of Proxy Materials will receive instructions on submitting their proxy cards/voting instruction form via the Internet.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address or request a separate copy of the proxy materials, please contact our distribution agent, Broadridge Financial Solutions, by calling (866) 540-7095 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

If you receive more than one proxy card/voting instruction form, your shares probably are registered in more than one account or you may hold shares both as a registered shareholder and through the Allstate 401(k) Savings Plan. You should vote each proxy card/voting instruction form you receive.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of the proxy materials?

We distribute our proxy materials to most shareholders over the Internet using "Notice and Access" delivery, as permitted by the rules of the SEC. We elected to use this method for most shareholders as it reduces our print and mail costs and the environmental impact of our Annual Meeting of Shareholders.



Who will pay the cost of this proxy solicitation?

Allstate pays the cost of this proxy solicitation. Officers and other employees of Allstate and its subsidiaries may solicit proxies by mail, personal interview, telephone, facsimile, electronic means, or via the Internet. None of these individuals will receive special compensation for soliciting votes, which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Allstate also has made arrangements with brokerage firms, banks, record holders, and other fiduciaries to forward proxy solicitation materials to the beneficial owners of shares they hold on their behalf. Allstate will reimburse these intermediaries for reasonable out-of-pocket expenses. Alliance Advisors, 150 Clove Road, Suite 400, Little Falls, NJ 07424 has been retained to assist in the solicitation of proxies for a fee of $34,800, plus expenses.

How do I submit shareholder proposals or director nominations for the 2026 Annual Meeting?

Proposals that shareholders would like to include in Allstate's proxy materials for presentation at the 2026 Annual Meeting must be received by the Office of the Secretary by December 18, 2025, and must otherwise comply with SEC rules in order to be eligible for inclusion in the proxy materials for the 2026 Annual Meeting.

Matters sought to be brought before the meeting that do not meet the SEC requirements for inclusion in the proxy statement, must follow procedures in Allstate's bylaws in order to personally present the proposal at the meeting. Timely notice in writing must be received by the Office of the Secretary no earlier than the close of business on January 29, 2026 and no later than the close of business on February 28, 2026. Among other things, the notice must describe the business proposed to be brought, the reasons for conducting the business and any material interest of the shareholder in the business.

A shareholder may directly nominate someone for election. Under our bylaws, a shareholder may nominate a candidate at the 2026 Annual Meeting by providing advance notice by Allstate's Office of the Secretary no earlier than the close of business on January 29, 2026, and no later than the close of business on February 28, 2026. For proxy access nominees to be considered at the 2026 Annual Meeting, the nomination notice must be submitted in accordance with Section 20 of the company's bylaws and received by the Office of the Secretary no earlier than the close of business on November 18, 2025, and no later than the close of business on December 18, 2025. Shareholders who intend to solicit proxies in support of director nominees other than the company's nominees must also comply with Rule 14a-19(b) of the Securities Exchange Act of 1934.

How can I inspect a list of shareholders entitled to vote at the meeting?

Shareholders wishing to inspect the list of registered shareholders as of the record date for the 2025 Annual Meeting of Shareholders should send an e-mail to **invrel@allstate.com**. Please include (1) your name and (2) if you hold your shares through a broker, bank or other intermediary, an image of your stock ownership statement.

By Order of the Board,

Julie Cho
Secretary



Appendix A – Definitions of Non-GAAP Measures

Measures that are not based on accounting principles generally accepted in the U.S. ("non-GAAP") are defined and reconciled to the most directly comparable GAAP measure. We believe that investors' understanding of Allstate's performance is enhanced by our disclosure of the following non-GAAP measures. Our methods for calculating these measures may differ from those used by other companies and therefore comparability may be limited.

Adjusted net income (loss) is net income (loss) applicable to common shareholders, excluding:

- Net gains and losses on investments and derivatives
- Pension and other postretirement remeasurement gains and losses
- Amortization or impairment of purchased intangibles
- Gain or loss on disposition
- Adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years
- Related income tax expense or benefit on reconciling items

Net income (loss) applicable to common shareholders is the GAAP measure that is most directly comparable to adjusted net income.

We use adjusted net income as an important measure to evaluate our results of operations. We believe that the measure provides investors with a valuable measure of the company's ongoing performance because it reveals trends in our insurance and financial services business that may be obscured by the net effect of net gains and losses on investments and derivatives, pension and other postretirement remeasurement gains and losses, amortization or impairment of purchased intangibles, gain or loss on disposition and adjustments for other significant non-recurring, infrequent or unusual items and the related tax expense or benefit of these items. Net gains and losses on investments and derivatives, and pension and other postretirement remeasurement gains and losses may vary significantly between periods and are generally driven by business decisions and external economic developments such as capital market conditions, the timing of which is unrelated to the insurance underwriting process.

Gain or loss on disposition is excluded because it is non-recurring in nature and the amortization or impairment of purchased intangibles is excluded because it relates to the acquisition purchase price and is not indicative of our underlying business results or trends.

Non-recurring items are excluded because, by their nature, they are not indicative of our business or economic trends.

Accordingly, adjusted net income excludes the effect of items that tend to be highly variable from period to period and highlights the results from ongoing operations and the underlying profitability of our business. A byproduct of excluding these items to determine adjusted net income is the transparency and understanding of their significance to net income variability and profitability while recognizing these or similar items may recur in subsequent periods.

Adjusted net income is used by management along with the other components of net income (loss) applicable to common shareholders to assess our performance. We use adjusted measures of adjusted net income in incentive compensation. Therefore, we believe it is useful for investors to evaluate net income (loss) applicable to common shareholders, adjusted net income and their components separately and in the aggregate when reviewing and evaluating our performance.

We note that investors, financial analysts, financial and business media organizations and rating agencies utilize adjusted net income results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's performance. We note that the price to earnings multiple commonly used by insurance investors as a forward-looking valuation technique uses adjusted net income as the denominator. Adjusted net income should not be considered a substitute for net income (loss) applicable to common shareholders and does not reflect the overall profitability of our business.



The following table reconciles net income (loss) applicable to common shareholders and adjusted net income for the years ended December 31.

($ in millions, except per share data)	2024	2023	2022	Per diluted common share 2024	2023	2022
Net income (loss) applicable to common shareholders[(1)]	$ 4,550	$ (316)	$(1,394)	$ 16.99	$ (1.20)	$ (5.14)
Net (gains) losses on investments and derivatives	225	300	1,072	0.84	1.13	3.95
Pension and other postretirement remeasurement (gains) losses	(37)	9	116	(0.14)	0.04	0.43
Amortization of purchased intangibles	280	329	353	1.05	1.24	1.30
(Gain) loss on disposition	(16)	(4)	(89) [(3)]	(0.06)	(0.01)	(0.33)
Non-recurring costs[(2)]	—	90	—	—	0.34	—
Income tax benefit	(96)	(157)	(297)	(0.36)	(0.59)	(1.09)
Adjusted net income (loss)*[(1)]	**$4,906**	**$ 251**	**$ (239)**	**$18.32**	**$ 0.95**	**$(0.88)**
Weighted average common shares – Diluted[(1)]				267.8	262.5	271.2
Weighted average dilutive potential common shares excluded due to net loss applicable to common shareholders[(1)]				—	2.2	3.1

[(1)] In periods where a net loss or adjusted net loss is reported, weighted average shares for basic earnings per share is used for calculating diluted earnings per share because all dilutive potential common shares are anti-dilutive and are therefore excluded from the calculation.

[(2)] Relates to settlement costs for non-recurring litigation that is outside of the ordinary course of business.

[(3)] Includes $83 million related to the gain on sale of headquarters in the fourth quarter of 2022.

Combined ratio excluding the effect of catastrophes, prior year reserve reestimates and amortization or impairment of purchased intangibles ("underlying combined ratio") is a non-GAAP ratio, which is computed as the difference between four GAAP operating ratios: the combined ratio, the effect of catastrophes on the combined ratio, the effect of prior year non-catastrophe reserve reestimates on the combined ratio, and the effect of amortization or impairment of purchased intangibles on the combined ratio. We believe that this ratio is useful to investors and it is used by management to reveal the trends in our Property-Liability business that may be obscured by catastrophe losses, prior year reserve reestimates and amortization or impairment of purchased intangibles. Catastrophe losses cause our loss trends to vary significantly between periods as a result of their incidence of occurrence and magnitude, and can have a significant impact on the combined ratio. Prior year reserve reestimates are caused by unexpected loss development on historical reserves, which could increase or decrease current year net income. Amortization or impairment of purchased intangibles relates to the acquisition purchase price and is not indicative of our underlying insurance business results or trends. We believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our underwriting performance. We also provide it to facilitate a comparison to our outlook on the underlying combined ratio. The most directly comparable GAAP measure is the combined ratio. The underlying combined ratio should not be considered a substitute for the combined ratio and does not reflect the overall underwriting profitability of our business.

The following table reconciles the Property-Liability combined ratio to the Property-Liability underlying combined ratio for the years ended December 31.

	2024	2023	2022
Combined ratio	94.3	104.5	106.6
Effect of catastrophe losses	(9.2)	(11.6)	(7.1)
Effect of prior year non-catastrophe reserve reestimates	(0.2)	(1.2)	(3.9)
Effect of amortization of purchased intangibles	(0.3)	(0.5)	(0.5)
Underlying combined ratio*	**84.6**	**91.2**	**95.1**
Effect of prior year catastrophe reserve reestimates	(0.7)	—	—

Underlying expense ratio is a non-GAAP ratio, which is computed as the difference between the expense ratio and the effect of amortization or impairment of purchased intangibles on the expense ratio. We believe that the measure provides investors with a valuable measure of ongoing performance because it reveals trends that may be obscured by the amortization or impairment of purchased intangible assets. Amortization or Impairment of purchased intangible assets is excluded because it relates to the acquisition purchase price and is not indicative of our business results or trends. We believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our underwriting performance. The most directly comparable GAAP measure is the expense ratio. The underlying expense ratio should not be considered a substitute for the expense ratio and does not reflect the overall expense ratio of our business.

Introduction   **Corporate Governance**   **Executive Compensation**   **Audit Matters**   **Sustainability**   **Stock Ownership**   **Other Information**   **Links and Resources**



Adjusted underwriting expense ratio is a non-GAAP ratio, which is computed as the difference between the expense ratio and the effect of advertising expense, restructuring and related charges and amortization or impairment of purchased intangibles on the expense ratio. We believe that the measure provides investors with a valuable measure of ongoing performance because it reveals trends that may be obscured by the advertising expense, restructuring and related charges and amortization or impairment of purchased intangibles. Advertising expense is excluded as it may vary significantly from period to period based on business decisions and competitive position. Restructuring and related charges are excluded because these items are not indicative of our business results or trends. Amortization or impairment of purchased intangible assets is excluded because it relates to the acquisition purchase price. These are not indicative of our business results or trends. A reduction in expenses enables investment flexibility that can drive growth. We believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our underwriting performance. The most directly comparable GAAP measure is the expense ratio. The adjusted underwriting expense ratio should not be considered a substitute for the expense ratio and does not reflect the overall expense ratio of our business.

Adjusted expense ratio is a non-GAAP ratio, which is computed as the combination of the adjusted underwriting expense ratio and claims expense ratio excluding catastrophe expense. We believe it is useful for investors to evaluate this ratio, which is linked to a long-term expense ratio improvement commitment through 2024. The most directly comparable GAAP measure is the expense ratio. The adjusted expense ratio should not be considered a substitute for the expense ratio and does not reflect the overall expense ratio of our business.

Claims expense ratio excluding catastrophe expense is the incurred loss adjustment expenses, net of reinsurance, excluding expenses related to catastrophes. These expenses are embedded within the loss ratio.

The following table reconciles the Property-Liability expense ratio to the Property-Liability adjusted expense ratio for the years ended December 31.

	2024	2023	2022
Expense ratio	21.7	21.0	23.0
Effect of amortization of purchased intangibles	(0.3)	(0.5)	(0.5)
Underlying expense ratio*	**21.4**	**20.5**	**22.5**
Effect of advertising expense	(3.5)	(1.3)	(2.2)
Effect of restructuring and related charges	(0.2)	(0.3)	(0.1)
Adjusted underwriting expense ratio*	**17.7**	**18.9**	**20.2**
Claims expense ratio excluding catastrophe expense	5.4	5.8	6.0
Adjusted expense ratio*	**23.1**	**24.7**	**26.2**

Adjusted net income (loss) return on Allstate common shareholders' equity is a ratio that uses a non-GAAP measure. It is calculated by dividing the rolling 12-month adjusted net income by the average of Allstate common shareholders' equity at the beginning and at the end of the 12-months, after excluding the effect of unrealized net capital gains and losses. Return on Allstate common shareholders' equity is the most directly comparable GAAP measure. We use adjusted net income as the numerator for the same reasons we use adjusted net income, as discussed previously. We use average Allstate common shareholders' equity excluding the effect of unrealized net capital gains and losses for the denominator as a representation of common shareholders' equity primarily applicable to Allstate's earned and realized business operations because it eliminates the effect of items that are unrealized and vary significantly between periods due to external economic developments such as capital market conditions like changes in interest rates, the amount and timing of which are unrelated to the insurance underwriting process. We use it to supplement our evaluation of net income (loss) applicable to common shareholders and return on Allstate common shareholders' equity because it excludes the effect of items that tend to be highly variable from period to period. We believe that this measure is useful to investors and that it provides a valuable tool for investors when considered along with return on Allstate common shareholders' equity because it eliminates the after-tax effects of realized and unrealized net capital gains and losses that can fluctuate significantly from period to period and that are driven by economic developments, the magnitude and timing of which are generally not influenced by management. In addition, it eliminates non-recurring items that are not indicative of our ongoing business or economic trends. A byproduct of excluding the items noted above to determine adjusted net income return on Allstate common shareholders' equity from return on Allstate common shareholders' equity is the transparency and understanding of their significance to return on common shareholders' equity variability and profitability while recognizing these or similar items may recur in subsequent periods. We use adjusted measures of adjusted net income return on Allstate common shareholders' equity in incentive compensation. Therefore, we believe it is useful for investors to have adjusted net income return on Allstate common shareholders' equity and return on Allstate common shareholders' equity when evaluating our performance. We note that investors, financial analysts, financial and business media organizations and rating agencies utilize adjusted net income return on common shareholders' equity results in their evaluation of our and our industry's



financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's utilization of capital. Adjusted net income return on Allstate common shareholders' equity should not be considered a substitute for return on Allstate common shareholders' equity and does not reflect the overall profitability of our business.

The following tables reconcile return on Allstate common shareholders' equity and adjusted net income return on Allstate common shareholders' equity for the years ended December 31.

($ in millions)	2024	2023	2022
Return on Allstate common shareholders' equity			
Numerator:			
Net income (loss) applicable to common shareholders	$ 4,550	$ (316)	$ (1,394)
Denominator:			
Beginning Allstate common shareholders' equity	$15,769	$ 15,518	$22,974
Ending Allstate common shareholders' equity [(1)]	19,441	15,769	15,518
Average Allstate common shareholders' equity	$17,605	$15,644	$19,246
Return on Allstate common shareholders' equity	25.8%	(2.0)%	(7.2%)

	2024	2023	2022
Adjusted net income return on Allstate common shareholders' equity			
Numerator:			
Adjusted net income (loss)*	$ 4,906	$ 251	$ (239)
Denominator:			
Beginning Allstate common shareholders' equity	$ 15,769	$ 15,518	$22,974
Less: Unrealized net capital gains and losses	(604)	(2,255)	598
Adjusted beginning Allstate common shareholders' equity	16,373	17,773	22,376
Ending Allstate common shareholders' equity [(1)]	19,441	15,769	15,518
Less: Unrealized net capital gains and losses	(771)	(604)	(2,255)
Adjusted ending Allstate common shareholders' equity	20,212	16,373	17,773
Average adjusted Allstate common shareholders' equity	$18,293	$ 17,073	$20,075
Adjusted net income (loss) return on Allstate common shareholders' equity*	26.8%	1.5%	(1.2%)

[(1)] Excludes equity related to preferred stock of $2,001 million as of December 31, 2024 and 2023, and $1,970 million as of December 31, 2022.

Appendix B – Categorical Standards of Independence

In accordance with the Director Independence Standards, the Board has determined that the nature of the following relationships with the corporation do not create a conflict of interest that would impair a director's independence.

1. An Allstate director's relationship arising from (i) only such director's position as a director of another corporation or organization; (ii) only such director's direct or indirect ownership of a 5% or less equity interest in another corporation or organization (other than a partnership); (iii) both such position and such ownership; or (iv) such director's position only as a limited partner in a partnership in which he or she has an interest of 5% or less.

2. An Allstate director's relationship arising from an interest of the director, or any entity in which the director is an employee, director, partner, shareholder or officer, in or under any standard-form insurance policy or other financial product offered by the Allstate Group in the ordinary course of business.

3. An Allstate director's relationship with another company that participates in a transaction with the Allstate Group (i) where the rates or charges involved are determined by competitive bid or (ii) where the transaction involves the rendering of services as a common or contract carrier (including any airline) or public utility at rates or charges fixed in conformity with law or governmental authority.

4. An Allstate director's relationship with another company that has made payments to, or received payments from, the Allstate Group for property or services in an amount which, in the last fiscal year, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues for such year.

5. An Allstate director's position as an executive officer of a tax-exempt organization to which the aggregate amount of discretionary contributions (other than employee matching contributions) made by the Allstate Group and The Allstate Foundation in any of the last three fiscal years of the tax-exempt organization were equal to or less than the greater of $1 million or 2% of such organization's consolidated gross revenues for such year.

6. An Allstate director's relationship with another company (i) in which the Allstate Group makes investments or (ii) which invests in securities issued by the Allstate Group or securities backed by any product issued by the Allstate Group, all in the ordinary course of such entity's investment business and on terms and under circumstances similar to those available to or from entities unaffiliated with such director.

Appendix C – Executive Officers

The following table lists the names and titles of our executive officers as of April 17, 2025. AIC refers to Allstate Insurance Company.

Name	Principal Positions and Offices Held
Thomas J. Wilson	Chair of the Board, President and Chief Executive Officer of The Allstate Corporation and AIC.
Elizabeth A. Brady	Executive Vice President, Chief Marketing, Customer and Communications Officer of AIC.
Christine DeBiase	Executive Vice President, Chief Legal Officer and General Counsel of The Allstate Corporation and AIC.
John E. Dugenske	President, Investments and Corporate Strategy of AIC.
Eric K. Ferren	Senior Vice President, Controller and Chief Accounting Officer of The Allstate Corporation and AIC.
Suren Gupta	Executive Vice President, President, Protection Products & Enterprise Services of AIC.
Zulfikar Jeevanjee	Executive Vice President, Chief Information Officer and Chief Information Security Officer of AIC.
Jesse E. Merten	Executive Vice President and Chief Financial Officer of The Allstate Corporation and AIC.
Mark Q. Prindiville	Executive Vice President and Chief Risk Officer of AIC.
Mario Rizzo	President, Property-Liability of AIC.



Helpful Links and Resources

About Allstate

Company Website
www.allstate.com

The Allstate Foundation
www.allstatecorporation.com/the-allstate-foundation.aspx

Sustainability
www.allstatesustainability.com/

Governance

Overview
www.allstateinvestors.com/governance

Corporate Governance Guidelines
www.allstateinvestors.com/static-files/b32c67db-6f4a-4afb-9c2d-ffe5d2b1b12a

Bylaws of The Allstate Corporation
www.allstateinvestors.com/static-files/dd3f893c-035f-4896-a82c-a3e5ae606a51

Audit Committee Charter
www.allstateinvestors.com/static-files/3dfddc3a-6f10-4c3e-b154-bd3db57aafc4

Compensation and Human Capital Committee Charter
www.allstateinvestors.com/static-files/3d99e53e-579a-4e46-9bdd-338c50702ec4

Executive Committee Charter
www.allstateinvestors.com/static-files/275b63c0-6823-4678-add2-9fcd161330fc

Nominating, Governance and Social Responsibility Committee Charter
www.allstateinvestors.com/static-files/94ae2405-05d8-4fab-b435-1798d7ab91ff

Risk and Return Committee Charter
www.allstateinvestors.com/static-files/140622f6-f4ca-4e14-9d40-cbd88a549f25

Code of Conduct
www.allstateinvestors.com/governance/code-conduct

Sustainability

Overview
www.allstatesustainability.com

Sustainability Reporting (all reports)
www.allstatesustainability.com/reporting

Sustainability Report
www.allstatesustainability.com/2024SR

TCFD Report
www.allstatesustainability.com/2024tcfd

CDP Climate Change Response
www.allstatesustainability.com/2024cdp

GRI Index
www.allstatesustainability.com/reporting/gri

SASB Index
www.allstatesustainability.com/2024sasb

EEO-1 Report
www.allstatesustainability.com/2024eeo1

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-11840

Allstate®

THE ALLSTATE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**36-3871531**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3100 Sanders Road, Northbrook, Illinois 60062

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(847) 402-2800**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.01 per share	ALL	New York Stock Exchange Chicago Stock Exchange
5.100% Fixed-to-Floating Rate Subordinated Debentures due 2053	ALL.PR.B	New York Stock Exchange
Depositary Shares represent 1/1,000th of a share of 5.100% Noncumulative Preferred Stock, Series H	ALL PR H	New York Stock Exchange
Depositary Shares represent 1/1,000th of a share of 4.750% Noncumulative Preferred Stock, Series I	ALL PR I	New York Stock Exchange
Depositary Shares represent 1/1,000th of a share of 7.375% Noncumulative Preferred Stock, Series J	ALL PR J	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2024, was approximately $41.91 billion.

As of January 31, 2025, the registrant had 265,026,048 shares of common stock outstanding.

Documents Incorporated By Reference

Portions of the following documents are incorporated herein by reference as follows:

Part III of this Form 10-K incorporates by reference certain information from the registrant's definitive proxy statement for its annual stockholders meeting to be held on May 29, 2025, (the "Proxy Statement") to be filed not later than 120 days after the end of the fiscal year covered by this Form 10-K.

Table of Contents

Part I

Item 1. Business

The Allstate Corporation was incorporated under the laws of the State of Delaware on November 5, 1992, to serve as the holding company for Allstate Insurance Company. Its business is conducted principally through Allstate Insurance Company and other subsidiaries (collectively, including The Allstate Corporation, "Allstate").

The Allstate Corporation is one of the largest publicly held personal lines insurers in the United States. Allstate's strategy is to increase market share in personal property-liability and broaden protection offerings. The Allstate brand is widely known through the **"You're In Good Hands With Allstate®"** slogan.

Allstate at a Glance

208
million policies
in force ("PIF")

55,000
employees

We empower customers with protection to help them achieve their hopes and dreams.

3rd largest personal property and casualty insurer in the United States [1]

$72.61 billion
investment portfolio

We provide affordable, simple and connected protection solutions.

We create opportunity for our team, economic value for our shareholders and improve communities.

[1] Based on 2023 statutory direct premiums written according to A.M. Best

What We Do

Auto and homeowners insurance	Roadside assistance
Select commercial property and casualty coverages	Automotive protection and insurance products
Consumer product protection plans	Identity protection
Mobility data collection services and analytic solutions using automotive telematics information	Employer voluntary benefits, group health insurance and individual health insurance

Reportable segments	
Allstate Protection [1]	Offers private passenger auto, homeowners, other personal lines and commercial insurance through exclusive agents, independent agents, contact centers and online under the Allstate, National General and Answer Financial brands.
Run-off Property-Liability [1]	Relates to property and casualty insurance policies written during the 1960s through the mid-1980s with exposure to asbestos, environmental and other claims in run-off.
Protection Services	Provides consumer product protection plans, device and mobile data collection services and analytic solutions using automotive telematics information, roadside assistance, protection and insurance products and identity protection and restoration through Allstate Protection Plans, Allstate Dealer Services, Allstate Roadside, Arity and Allstate Identity Protection.
Allstate Health and Benefits	Offers self-funded stop-loss and fully insured group health products to employers, and Medicare supplement, ancillary products and short-term medical insurance to individuals, sold through independent agents, owned agencies, benefits brokers and Allstate exclusive agents.
Corporate and Other	Includes net investment income, net gains (losses) on investments, other revenue, debt service, holding company activities and certain non-insurance operations.

[1] Allstate Protection and Run-off Property-Liability segments comprise Property-Liability.

On August 13, 2024, Allstate entered into an agreement with StanCorp Financial Group, Inc. to sell Allstate's employer voluntary benefits business. The transaction is expected to close in the first half of 2025, subject to regulatory approvals and other customary closing conditions. On January 30, 2025, Allstate entered into an agreement with Nationwide Life Insurance Company to sell the group health business. The transaction is expected to close during 2025, subject to regulatory approvals and other customary closing conditions. The individual health business will either be retained or divested.

In this Annual Report on Form 10-K, we occasionally refer to statutory financial information. All domestic United States insurance companies are required to prepare statutory-basis financial statements. As a result, industry data is available that enables comparisons between insurance companies, including competitors that are not required to prepare financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). We frequently use industry publications containing statutory financial information to assess our competitive position.

Our Shared Purpose, Strategy and Segment Information

Established Our Shared Purpose in 2007 to articulate Allstate's purpose and obligations to key stakeholders: customers, shareholders, employees and communities. The strategy to achieve those objectives is linked to operational execution by articulating values, operating standards and behaviors.

Our Shared Purpose			
As the Good Hands...	**Our Values**	**Our Operating Standards**	**Our Behaviors**
• We **empower** customers with protection to help them achieve their hopes and dreams. • We **provide** affordable, simple and connected protection solutions. • We **create** opportunity for our team, economic value for our shareholders and improve communities.	• **Integrity** is non-negotiable. • **Inclusive Diversity & Equity** values and leverages unique identities with equitable opportunity and rewards. • **Collective Success** is achieved through empathy and prioritizing enterprise outcomes ahead of individuals.	• **Focus on Customers** by anticipating and exceeding service expectations at low costs. • **Be the Best** at protecting customers, developing talent and running our businesses. • **Be Bold** with original ideas using speed and conviction to beat the competition. • **Earn Attractive Returns** by providing customer value, proactively accepting risk and using analytics.	• **Collaborate** early and often to develop and implement comprehensive solutions and share learnings. • **Challenge Ideas** to leverage collective expertise, evaluate multiple alternatives and create the best path forward. • **Provide Clarity** for expected outcomes, decision authority and accountability. • **Provide Feedback** that is candid, actionable, independent of hierarchy and safe.

Our strategy has two components: increase personal property-liability market share and expand protection offerings by leveraging the Allstate brand, customer base and capabilities.

Allstate's Strategy To Create Shareholder Value

Increase Personal Property-Liability Market Share
NATIONAL GENERAL. an Allstate company
Allstate. You're in good hands.
Answer financial.
Leveraging Allstate brand, customer base and capabilities
Allstate. PROTECTION PLANS
Expand Protection Services
arity
Allstate. HEALTH & BENEFITS
Allstate. DEALER SERVICES
Allstate. IDENTITY PROTECTION
Allstate. ROADSIDE

Allstate Protection's strategy is to be a low cost digital provider that offers affordable, simple and connected products. Allstate Protection will increase personal lines market share through Transformative Growth. Transformative Growth is about creating a business model, capabilities and culture that continually transform to better serve customers. This is done by providing affordable, simple and connected protection through multiple distribution channels. The acquisition of National General expanded our independent agent relationships and Transformative Growth has improved our direct sales capabilities. The successful repositioning of distribution has increased new business in all channels. The ultimate objective is to enhance customer value to drive growth in all businesses by:

- Improving customer value by providing low cost affordable, simple and connected protection solutions
- Expanding customer access to Allstate and National General products and services through a wide variety of distribution channels
- Increasing sophistication and investment in customer acquisition
- Deploying new technology ecosystems that are more flexible and enable a digital customer experience
- Driving organizational transformation

Protection Services' strategy is to innovate new products and services, expand distribution and provide affordable, simple and connected protection solutions.

Allstate Protection Plans	Expand distribution and product breadth of consumer protection plans through new and existing retailers and mobile operators across North America, Europe, Asia and Australia.
Allstate Dealer Services	Expand distribution of Allstate branded protection and insurance products through auto dealerships, business partnerships and direct to consumer.
Allstate Roadside	Modernize the roadside assistance business through technology and enhanced digital capabilities to deliver a superior customer experience.
Arity	Provide industry-leading telematics and mobility insights to insurance companies, the transportation industry and location-enabled consumer apps.
Allstate Identity Protection	Create a leading position in the identity protection and restoration market, offering full-service identity protection and expand partnership and direct to consumer distribution channels.

Allstate Protection Segment

Our Allstate Protection segment accounted for 92.4% of Allstate's 2024 consolidated insurance premiums and contract charges and 18.0% of Allstate's December 31, 2024 PIF. This segment includes private passenger auto, homeowners and other personal lines products offered through Allstate branded exclusive agents, independent agents and directly to consumers.

We have three market-facing property-liability businesses, Allstate brand, National General and Answer Financial with products and services that cater to different customer needs and distribution preferences.



Transformative Growth	
Improve Customer Value	Seeking to be a low cost provider through cost reductions, identifying savings opportunities for customers through proactive protection reviews and increasing pricing sophistication
	Broadening the benefits of being connected with the Allstate Mobile app and expanded use of telematics pricing sophistication
	Improving customer interactions and reducing customer effort
Expand Customer Access	Increasing Allstate agent efficiency and productivity, positioning them to deliver greater value to customers at lower costs
	Growing National General by leveraging Allstate pricing and product capabilities and expanding product offerings and independent agency relationships
	Increasing direct channel distribution through improved customer experiences, increasing marketing and expanding sales capacity
Increase Sophistication and Investment in Customer Acquisition	Improving the effectiveness of customer acquisition by centralizing lead management and using data and advanced computing capabilities
	Increasing marketing spend in geographic areas meeting target margins
Deploy New Technology Ecosystem	Deploying an advanced technology ecosystem to deliver affordable, simple, and connected experiences and products at a lower cost
	Using large language models to improve customer communications
Drive Organizational Transformation	Improve effectiveness and efficiency by empowering talent with decision clarity, agile business processes, measurement science and advanced technology

Products and distribution

Allstate Protection differentiates itself by offering a comprehensive range of affordable, simple and connected protection solutions across distribution channels for specific consumer segments.

Protection Products

Insurance products [1]		
		Auto
		Homeowners
		Specialty auto (motorcycle, trailer, motor home and off-road vehicle)
		Other personal lines (renters, condominium, landlord, boat, umbrella, manufactured home, scheduled personal property and valuable item protection)
		Commercial lines
Answer Financial		Comparison quotes and sales of non-proprietary auto, homeowners and other personal lines (condominium, renters, motorcycle, recreational vehicle and boat)

[1] Insurance products are primarily offered by the Allstate and National General brands.

Distribution

Exclusive agency channel	In the U.S., we offer products through over 27,700 Allstate exclusive agents and licensed sales professionals and 600 exclusive financial specialists who offer non-proprietary life and annuity insurance and investment products. In Canada, we offer Allstate brand products through approximately 500 employee sales agents.
Independent agency channel	In the U.S., we distribute our products through approximately 55,000 independent agent locations.
Direct channel	We offer products through approximately 1,800 sales representatives in contact centers and online. We also offer Direct Auto products through employees in approximately 500 retail stores.

Strategy updates and additional information

Allstate exclusive agents and direct channel Our Affordable, Simple and Connected auto and homeowners insurance product rollouts will be largely completed by the end of 2025. This will include a simplified shopping and customer experience and enhanced pricing sophistication that provides a seamless experience for customers.

Independent Agents Our Custom360® middle market standard and preferred auto and homeowners insurance product will be rolled out to the majority of the country by the end of 2025.

Allstate Protection pricing and risk management strategies Our pricing and underwriting strategies and decisions are designed to generate sustainable profitable growth.

A proprietary database of underwriting and loss experience enables sophisticated pricing algorithms and methodologies to accurately price risks while seeking to attract and retain customers in multiple risk segments.

- For auto insurance, risk evaluation factors can include, but are not limited to: vehicle make, model and year; driver age and marital status; territory; years licensed; loss history; years insured with prior carrier; prior liability limits; prior lapse in coverage; and insurance scoring utilizing telematics data and other consumer information.

- For property insurance, risk evaluation factors can include, but are not limited to: geographic location of the property; loss history; age, condition and construction characteristics of the property; insurance scoring utilizing other consumer information; and the amount of insurance purchased.

The pricing strategy involves local marketplace pricing and underwriting decisions based on risk evaluation factors to the extent permissible by applicable law and an evaluation of competitors.

Pricing of property products is intended to generate risk-adjusted returns that are acceptable over a long-term period. Rate increases are pursued to keep pace with loss cost trends, including losses from catastrophic events and those that are weather-related (such as wind, hail, lightning and freeze not meeting our criteria to be declared a catastrophe). We also take into consideration potential customer disruption, the impact on our ability to market our products, regulatory limitations, our competitive position and profitability.

In any reporting period, loss experience from catastrophic events and weather-related losses may contribute to negative or positive underwriting performance relative to the expectations incorporated into product pricing.

Property catastrophe exposure is managed with the goal of providing shareholders an acceptable return on the risks assumed, managing variability of earnings, while providing protection to our customers. Catastrophe exposure management includes purchasing reinsurance to provide coverage for known exposure to hurricanes, earthquakes and fires following earthquakes, wildfires and other catastrophes.

Our current catastrophe reinsurance program utilizes the Company's risk and return framework which incorporates our robust economic capital model and is informed by catastrophe risk models including hurricanes, earthquakes and wildfires. We monitor risk both in aggregate and by peril, while also evaluating model performance relative to experience and our expectations of catastrophe risk trends. As of December 31, 2024, the modeled 1-in-100 probable maximum loss for hurricane, earthquake and wildfire perils is approximately $3.5 billion, net of reinsurance. We continually review our aggregate risk appetite and the cost and availability of reinsurance to optimize the risk and return profile of this exposure.

The use of different assumptions and updates to industry models and to our risk transfer program could materially change the projected loss. Growth strategies include areas where we believe diversification can be enhanced and an appropriate return can be earned for the risk. As a result, our modeled exposure may increase. In addition, we have exposure to other severe weather events, which impact catastrophe losses.

We are promoting measures to prevent and mitigate losses that are increasing due to climate change and increased severe weather including making homes and communities more resilient, enforcement of stronger building codes, adoption of sensible land use policies, expanded disaster response capabilities and creation of public risk sharing mechanisms.

Commercial lines strategy The commercial lines strategy is focused on growing the National General commercial auto product lines with strategic expansion as the organization shifts from the Allstate brand to the National General brand. The National General commercial auto product is replacing the Allstate Business Insurance product and is sold through exclusive agents and independent agents. The National General brand will continue to expand geographically and increase product lines that were previously sold through the Allstate brand.

In 2024, the commercial insurance strategy was further advanced through an equity investment and commercial partnership with NEXT Insurance, a high-growth, digital platform for small business insurance. This partnership expands the availability of our commercial lines offerings via the NEXT product portfolio, which complements the commercial auto product offering, across a wider distribution network, and will expand to sell directly to consumers.

In 2023, we began exiting Allstate brand traditional commercial insurance and the run-off is expected to be complete by the end of 2025.

Answer Financial strategy Answer Financial is an insurance agency that sells Allstate and other insurance companies' products directly to customers. Our strategy as a technology-enabled insurance agency is to provide comparison shopping and related services for consumers, offering choice, convenience and ease of use.

Compensation structure

Exclusive agent The compensation structure for Allstate exclusive agents rewards them for delivering high value to customers and achieving certain business outcomes such as profitable growth and household penetration. Allstate exclusive agent remuneration comprises a base commission, variable compensation and monthly and annual bonus opportunities.

- Agents receive a monthly base commission payment as a percentage of their total eligible written premium.
- New business variable compensation rewards agents for acquiring new customers by exceeding a base production goal and bundling products in the household. Renewal variable compensation rewards agents for bundling.
- Annual bonus compensation is based on a percentage of premiums and can be earned by agents who are meeting certain sales goals and selling additional policies to meet customer needs profitably.

Independent agent remuneration for National General comprises a base commission and an annual bonus opportunity that can be earned by agents who are profitably growing the business. The value proposition expands for key independent agency partners where we offer additional incentives for targeted growth.

- Agents receive a monthly base commission payment as a percentage of their total eligible written premium. Commission rates vary by state and by product and bundled rates are higher than monoline rates.
- Annual profit share opportunity is based upon growing premium profitably and includes higher payouts in relation to eligible premiums for agencies that achieve premium growth and profit targets.
- Additional annual incentives are offered to key agency partners to reach specific targets and are tailored to incentivize profitable growth.

Direct channel employee agents The compensation structure for employee agents in the direct channel comprises paying employee agents a base salary as well as a variable compensation opportunity for selling a variety of products. Employee agents sell products through contact centers and also offer Direct Auto products through retail stores.

- Employee agents are compensated with a competitive base salary.

- Employee agents have variable compensation opportunities based upon meeting sales goals.

Other products and distribution

Allstate also sells commercial and homeowners (in high-risk geographies) insurance, roadside assistance and a range of non-proprietary life and annuity products offered by third-party providers.

Innovative product offerings and features		
Market-leading solutions		
Allstate brand	Affordable, Simple, Connected	Reimagined insurance experience and products, making them affordable, simple and connected. Examples include fewer questions for customers to answer before getting a quote, easy-to-understand coverage descriptions and customized coverage offers and an industry-leading rating plan. Offered through the exclusive agency channel, on the web or direct to consumers in 31 states for auto, 28 states for renters and 4 states for both homeowners and valuable item protection as of December 31, 2024.
		New product suite includes feature options for qualified customers similar to Your Choice Auto®, such as Accident Forgiveness and Auto Replacement Protection and new features such as more flexible transportation expense and expanded household composition options.
	Allstate House and Home®	Featured options include Claim RateGuard®, Claim-Free Bonus, Deductible Rewards® and flexibility in options and coverages, including graduated roof coverage and pricing based on roof type and age for damage related to wind and hail events.
	Bundling Benefits	Auto customers with a qualifying property policy are provided an auto renewal guarantee and a deductible waiver (when the same event, with the same covered cause of loss, damages both auto and property). Offered in 47 states and District of Columbia ("D.C.") as of December 31, 2024.
	Auto Replacement Protection	Replaces a qualifying customer's vehicle involved in a total loss accident with a newer vehicle with fewer miles. Offered in 48 states and D.C. as of December 31, 2024.
National General	Custom360®	Endorsements and coverage amounts can be scaled up or down to create a custom, needs-based insurance solution for customers at all stages in life. Leverages Allstate analytics and rating plans adapted to the independent agency channel. Offered in 30 states as of December 31, 2024.
Telematics solutions		
Allstate brand	Drivewise®	Telematics-based program, available in 48 states and D.C. as of December 31, 2024, that uses a mobile application or an in-vehicle device to capture driving behaviors and encourage safe driving. It provides customers with information, tools and more accurate individual pricing.
	Milewise®	Usage-based insurance product, available in 21 states and D.C. as of December 31, 2024, that gives customers flexibility to customize their insurance and pay based on the number of miles they drive.
National General	DynamicDrive®	Mobile-based telematics application, available in 44 states as of December 31, 2024, used to capture driving behaviors and to more accurately rate customers.

Competition

The personal lines insurance markets, including private passenger auto and homeowners insurance, are highly competitive. The following charts provide Allstate Protection's combined market share compared to our principal U.S. competitors using statutory direct written premium for the year ended December 31, 2023, according to A.M. Best.





Personal lines insurance

Allstate 9.8%
State Farm 17.9%
Progressive 10.8%
GEICO 8.2%
USAA 6.3%
Liberty Mutual 5.1%
Other 41.9%

Private passenger auto insurance

Allstate 10.4%
State Farm 18.3%
Progressive 15.2%
GEICO 12.3%
USAA 6.2%
Other 37.6%

Homeowners insurance

Allstate 8.6%
State Farm 17.3%
Liberty Mutual 6.8%
USAA 6.5%
Farmers 5.7%
Other 55.1%

Geographic markets

We primarily operate in the U.S. (all 50 states and D.C.) and Canada. Our top geographic markets based on 2024 statutory direct premiums are reflected below.





Personal lines insurance

Texas 12.0%
California 9.2%
Florida 7.9%
New York 7.7%
Other 63.2%

Private passenger auto insurance

California 11.1%
Texas 9.6%
Florida 9.4%
New York 7.9%
Other 62.0%

Homeowners insurance

Texas 18.5%
New York 7.3%
Illinois 5.2%
Georgia 5.2%
Other 63.8%

Protection Services Segment

Our Protection Services segment accounted for 4.7% of Allstate's 2024 consolidated total revenue and 80.0% of Allstate's December 31, 2024 PIF. Protection Services includes Allstate Protection Plans, Allstate Dealer Services, Allstate Roadside, Arity and Allstate Identity Protection, which offer a broad range of products and services that expand and enhance customer value propositions.

Products and distribution

Products and services	
Allstate Protection Plans	Provides consumer protection plans and related technical support for mobile phones, consumer electronics and major appliances which provide customers protection from mechanical or electrical failure, and in certain cases, accidental damage. Also provides coverage for accidental damage on furniture.
Allstate Dealer Services	Offers protection and insurance products, including vehicle service contracts, guaranteed asset protection waivers, road hazard tire and wheel, and paint and fabric protection.
Allstate Roadside	Offers towing, jump-start, lockout, fuel delivery and tire change services.
Arity	Provides telematics-enabled mobility insights and services created from data collected, normalized and analyzed by the Arity platform, including automotive telematics information. Product suite includes on-demand risk scoring (Arity IQ), lead generation, digital advertising, data integration, traditional telematics and data-as-a-service solutions.
Allstate Identity Protection	Provides identity protection and restoration, consumer cybersecurity, privacy and family digital safety services.

Distribution channels	
Allstate Protection Plans	Retailers and mobile operators, in-store or online.
Allstate Dealer Services	Independent agents selling through auto dealerships in the U.S. in conjunction with the purchase of a new or used vehicle, through business partnerships and direct to consumer.
Allstate Roadside	Allstate exclusive agents, direct to consumer, wholesale partners, affinity groups and on-demand mobile application service.
Arity	Strategic partnerships to both affiliate and non-affiliate customers and direct to companies.
Allstate Identity Protection	Workplace benefit programs, partnerships with financial institutions and direct to consumer delivered through enterprise partnerships, online and mobile application sales.

Geographic markets

Protection Services primarily operates in the U.S. and Canada, with Allstate Protection Plans also offering services in Europe, Asia and Australia.

Competition

We compete on a variety of factors, including product offerings, brand recognition, financial strength, price and customer experience. The market for these services is highly competitive.

Allstate Health and Benefits Segment

Strategy

Allstate Health and Benefits segment accounted for 4.0% of Allstate's 2024 consolidated total revenue and 2.0% of Allstate's December 31, 2024 PIF. The Allstate Health and Benefits segment provides consumers with financial protection against the risk of accidents, illness and mortality.

Allstate Health and Benefits is differentiated through its broad product portfolio, flexible enrollment solutions, strong national accounts team and well-recognized brand.

- Employer voluntary benefits provides supplemental health and life protection to employees across all company sizes, delivering substantially more value through innovative product offerings and providing exceptional customer service experiences for new and existing customers.
- Group health provides self-funded stop-loss and fully insured group health products to employers, primarily targeting small employer groups. Group health is differentiated in the market through its customizable products, flexible enrollment solutions and strong distribution team.
- Individual health is a leading provider of short-term medical, Medicare supplement and ancillary insurance products to individuals as well as third-party health products. Individual health is differentiated through its broad product portfolio, automated enrollment solutions and deep pool of agents.

On August 13, 2024, Allstate entered into a share purchase agreement with StanCorp Financial Group, Inc. to sell American Heritage Life Insurance Company and American Heritage Service Company, comprising Allstate's employer voluntary benefits business. The transaction is expected to close in the first half of 2025, subject to regulatory approvals and other customary closing conditions.

On January 30, 2025, Allstate entered into an agreement with Nationwide Life Insurance Company to sell Direct General Life Insurance Company, NSM Sales Corporation and The Association Benefits Solution, LLC, comprising the group health business. The transaction is expected to close during 2025, subject to regulatory approvals and other customary closing conditions. The individual health business will either be retained or divested.

Products and distribution channels

Employer voluntary benefits	Over 3,000 independent agents, benefits brokers and Allstate exclusive agents for employer voluntary benefits focusing on workplace benefits for employers
Group health	Over 4,000 independent agents for group health focusing on health plans for small employers
Individual health	Over 33,000 independent agents, in-house agencies, direct-to-consumer marketing, wholesaling, worksite marketing and the internet for individual health

Competition

We compete on a wide variety of factors, including product offerings, brand recognition, financial strength and ratings, price, distribution and customer service.

The market for self-funded plans is growing as small employer groups seek to provide medical coverage for their employees while minimizing the cost of insurance. Short-term medical, ancillary products, and Medicare supplement insurance help fill the increasing gaps associated with continued medical cost inflation and the shifting of costs from employers to employees. We compete with large group medical carriers in our stop-loss, fully insured group health insurance, short-term medical and Medicare supplement insurance offerings.

Geographic markets

We primarily operate in the U.S. (all 50 states and D.C.) and Canada. The top geographic markets based on 2024 statutory direct premiums are reflected below.

Top geographic markets



Texas 10.8%
Florida 10.3%
Georgia 6.1%
Ohio 5.1%
Other 67.7%

Other Business Segments

Run-off Property-Liability Segment

The Run-off Property-Liability segment includes results from property and casualty insurance coverage that primarily relates to policies written during the 1960s through the mid-1980s.

Strategy Management of this segment has been assigned to a designated group of professionals with expertise in claims handling, policy coverage interpretation, exposure identification, litigation and reinsurance collection. We may pursue settlement agreements including policy buybacks on direct excess commercial business when appropriate to improve the certainty of the liabilities. Settlement agreements are negotiated contracts between Allstate and third parties that generally set forth the rights and obligations of the parties, including terms of payment for claims. At the end of 2024, 65% of the gross case reserves, excluding incurred but not reported, on the run-off direct excess commercial business were attributable to settlement agreements. This group also manages other direct commercial and assumed reinsurance business in run-off and engages in reinsurance ceded and assumed commutations as required or when considered economically advantageous.

Changes in the reserves established for asbestos, environmental and other run-off lines losses have occurred and may continue. Reserve changes can be caused by new information relating to new and additional claims, new exposures or the impact of resolving unsettled claims based on unanticipated events such as arbitrations, litigation, legislative, judicial or regulatory actions. Environmental losses may also increase as the result of additional funding for environmental site clean-up.

Challenges related to the concentration of insurance and reinsurance claims from companies who specialize in this business continue to be addressed.

Corporate and Other Segment

Our Corporate and Other segment is comprised of net investment income, net gains (losses) on investments, other revenue, debt service, holding company activities and certain non-insurance operations, including expenses associated with strategic initiatives.

Regulation

Allstate is subject to extensive regulation, primarily at the U.S. state level. The method, extent and substance of such regulation vary by state but generally have their source in statutes that establish standards and requirements for conducting the business of insurance and that also delegate regulatory authority to a state agency. These rules have a substantial effect on our business and relate to a wide variety of matters, including insurer solvency and statutory surplus sufficiency, reserve adequacy, insurance company licensing and examination, agent and adjuster licensing, agent and broker compensation, policy forms, rate setting, the nature and amount of investments, claims practices, participation in shared markets and guaranty funds, transactions with affiliates, the payment of dividends, underwriting standards, statutory accounting methods, trade practices, privacy regulation and data security, corporate governance and risk management. In addition, state legislators and insurance regulators continue to examine the appropriate nature and scope of state insurance regulation. For a discussion of statutory financial information, see Note 18 of the consolidated financial statements. Allstate is also subject to regulation at the U.S. Federal level and by governments, regulators, and agencies in jurisdictions outside of the U.S. in which we conduct business.

⊖ For a discussion of regulatory contingencies, see Note 16 of the consolidated financial statements. Note 16 and Note 18 are incorporated in this Part I, Item 1 by reference.

The Dodd-Frank Wall Street Reform and Consumer Protection Act created the Federal Insurance Office ("FIO") within the U.S. Department of the Treasury ("U.S. Treasury"). The FIO monitors the insurance industry, provides advice to the Financial Stability Oversight Council ("FSOC"), represents the U.S. on international insurance matters, and studies the current regulatory system.

Additional regulations or new requirements may emerge from the activities of various regulatory entities, including the Federal Reserve Board, FIO, FSOC, the National Association of Insurance Commissioners ("NAIC"), and the International Association of Insurance Supervisors, that are evaluating solvency and capital standards for insurance company groups. Most states have adopted substantially similar versions of the NAIC Insurance Holding Company System Model Act and the Insurance Holding Company System Model Regulation. Other states, including New York and Massachusetts, have adopted modified versions of the model act, although the supporting regulation is substantially similar to the model regulation.

We cannot predict whether any specific state or federal measures will be adopted to change the nature or scope of the regulation of insurance or what effect any such measures would have on Allstate. We are working for changes in the regulatory environment to make insurance more available and affordable for customers, encourage market innovation, improve driving safety, strengthen cybersecurity and promote better catastrophe preparedness and loss mitigation.

Limitations on dividends by insurance subsidiaries As a holding company with most business operations conducted by subsidiaries, The Allstate Corporation relies on dividends from Allstate Insurance Company as one of the principal sources of cash to pay dividends and to meet its obligations, including the payment of principal and interest on debt or to fund non-insurance-related businesses. Allstate Insurance Company is regulated as an insurance company in Illinois, and its ability to pay dividends is restricted by Illinois law. The laws of the other jurisdictions that generally govern our other insurance subsidiaries contain similar limitations on the payment of dividends. However, such laws in some jurisdictions may be more restrictive.

⊖ For additional information regarding limitations, see Part II, Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations of this report.

In addition, the NAIC adopted a group capital calculation covering all entities of the insurance company group for use in solvency monitoring activities by regulators. Any increase in the amount of capital or reserves our insurance subsidiaries are required to hold could reduce the amount of future dividends such subsidiaries are able to distribute to the holding company. Any reduction in the risk-based capital ratios of our insurance subsidiaries could also adversely affect their financial strength ratings as determined by statistical rating agencies. We have not experienced, and we do not expect to experience, any impact from the group capital calculation on our current dividend plans.

Insurance holding company regulation – change of control The Allstate Corporation is a holding company and its insurance subsidiaries are subject to regulation in the jurisdictions in which they write business. In the U.S., these subsidiaries are organized under the insurance codes of Alabama, California, Florida, Illinois, Indiana, Massachusetts, Michigan, Mississippi, Missouri, New Jersey, New York, North Carolina, Ohio, South Carolina and Texas. Additionally, some of these subsidiaries are considered commercially domiciled in California, Florida, and Texas.

Generally, the insurance codes in these states provide that the acquisition or change of "control" of a domestic or commercially domiciled insurer or of any person that controls such an insurer cannot be consummated without the prior approval of the relevant insurance regulator. In general, a presumption of "control" arises from the ownership, control, possession with the power to vote, or possession of proxies with respect to ten percent or more of the voting securities of an insurer or of a person who controls an insurer. In addition, certain state insurance laws require pre-acquisition notification to state agencies of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease-and-desist order with respect to the non-domestic insurer if certain conditions exist, such as undue market concentration.

Thus, any transaction involving the acquisition of ten percent or more of The Allstate Corporation's common stock would generally require prior approval by the state insurance departments in Alabama (where the threshold is five percent or more of The Allstate Corporation's common stock), California, Florida, Illinois, Indiana, Massachusetts, Michigan, Mississippi, Missouri, New Jersey, New York, North Carolina, Ohio, South Carolina and Texas. Moreover, notification would be required in those other states that have adopted pre-acquisition notification provisions and where the insurance subsidiaries are admitted to transact business. Such approval requirements may deter, delay or prevent certain transactions affecting the ownership of The Allstate Corporation's common stock.

Rate regulation Nearly all states and D.C (collectively, "locations") have insurance laws requiring personal property and casualty insurers to file rating plans, policy or coverage forms, and other information with the location's regulatory authority. In many cases, such rating plans, policy forms, or both must be approved prior to use.

The speed with which an insurer can change rates in response to competition or increasing costs depends on the location's rating laws, which include the following categories:

- Prior approval — Regulators must approve a rate before the insurer may use it (22 locations). Some of these permit insurers to make rate changes without prior approval within a limited range

- File-and-use — Insurers do not have to wait for the regulator's approval to use a rate, but the rate must be filed with the regulatory authority prior to being used (19 locations)

- Use-and-file — Requires an insurer to file rates within a certain period of time after the insurer begins using them (9 locations)

- No filing or approval — One location, with an immaterial amount of written premiums, does not require a filing to be submitted

Under these rating laws, the regulator has the authority to disapprove a rate filing.

Percentage of 2024 statutory direct premiums based on rating laws

Prior approval 48%

Use-and-file 11%

File-and-use 41%

An insurer's ability to adjust its rates in response to competition or to changing costs is dependent on an insurer's ability to demonstrate to the regulator that its rates or proposed rating plan meets the requirements of the rating laws. In those locations that significantly restrict an insurer's discretion in selecting the business that it wants to underwrite, an insurer can manage its risk of loss by charging a rate that reflects the cost and expense of providing the insurance. In those locations that significantly restrict an insurer's ability to charge a rate that reflects the cost and expense of providing the insurance, the insurer may be able to manage its risk of loss by being more selective in the type of business it underwrites. When a location significantly restricts both underwriting and pricing, it becomes more difficult for an insurer to maintain its targeted level of profitability.

From time to time, the personal lines insurance industry comes under pressure from state regulators, legislators, and special-interest groups to reduce, freeze, or set rates at levels that do not correspond with our analysis of underlying costs, catastrophe loss exposure, and expenses. We expect this kind of pressure to persist. Allstate and other insurers are using increasingly sophisticated pricing models and rating plans that are reviewed by regulators and special-interest groups. Regulators may limit the ability of insurers to include variables in their rating plans even though they are indicative of risk. Regulators may interpret existing law or rely on future legislation or regulations to impose new restrictions that adversely affect profitability or growth. We cannot predict the impact on our business of possible future legislative and regulatory measures regarding insurance rates.

We are also subject to limitations for cancellations and non-renewals for certain periods of time due to catastrophe events. In January 2025, the California Insurance Commissioner issued a mandatory one-year moratorium on non-renewing or canceling residential insurance coverage in specific zip codes affected by the wildfires.

Involuntary markets As a condition of maintaining our licenses to write personal property and casualty insurance in various states, we are required to participate in assigned risk plans, reinsurance facilities, and joint underwriting associations that provide various types of insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers, including the California FAIR Plan Association.

For a discussion of these items see Note 16 of the consolidated financial statements. Note 16 is incorporated in this Part I, Item 1 by reference.

Indemnification programs We are a participant in state-based industry pools, facilities or associations, mandating participation by insurers offering certain coverage in their state, including the Michigan Catastrophic Claims Association ("MCCA"), the New Jersey Property-Liability Insurance Guaranty Association, the North Carolina Reinsurance Facility and the Florida Hurricane Catastrophe Fund. We also participate in the Federal Government National Flood Insurance Program.

↪ For a discussion of these items see Note 12 of the consolidated financial statements. Note 12 is incorporated in this Part I, Item 1 by reference.

Guaranty funds Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, in order to cover certain obligations of insolvent insurance companies. We do not anticipate any material adverse financial impact on Allstate from these assessments.

Investment regulation Our insurance subsidiaries are subject to state regulation that specifies the types of investments that can be made and concentration limits of invested assets. Failure to comply with these rules leads to the treatment of non-conforming investments as non-admitted assets for purposes of measuring statutory surplus. Further, in some instances, these rules require divestiture of non-conforming investments. The NAIC periodically reviews the statutory accounting and RBC requirements for investments and makes changes from time to time.

Exiting geographic markets; canceling and non-renewing policies Most states regulate an insurer's ability to exit a market. For example, states may limit, to varying degrees, an insurer's ability to cancel and non-renew policies. Some states restrict or prohibit an insurer from withdrawing one or more types of insurance business from the state, except pursuant to a plan that is approved by the state insurance department. Regulations that limit cancellation and non-renewal and that subject withdrawal plans to prior approval requirements may restrict an insurer's ability to exit unprofitable markets.

Broker-dealer and investment advisers The Allstate entities that operate as a broker-dealer and registered investment advisers are subject to regulation and supervision by the Securities and Exchange Commission ("SEC"), Financial Institution Regulatory Authority and/or, in some cases, state securities administrators. The SEC has proposed rules and amendments related to cybersecurity risk management and cybersecurity-related disclosure for broker-dealers, registered investment advisers, registered investment companies, and business development companies. The SEC has adopted a comprehensive set of rules and interpretations for broker-dealers and investment advisers, including Regulation Best Interest. In addition, individual states and their securities regulators have and may adopt their own enhanced conduct standards for broker-dealers that could impact products provided by Allstate agents and Allstate's broker-dealer, their sales processes, sales volume, and producer compensation arrangements.

Inflation Reduction Act of 2022 The Inflation Reduction Act of 2022, which contains several tax-related provisions, was signed into law in August 2022. The law established a 15% corporate alternative minimum tax ("CAMT") for certain large corporations and an excise tax of 1% on stock repurchases by publicly traded U.S. corporations, both effective after December 31, 2022. The excise tax on common stock repurchases is classified as an additional cost of the stock acquired included in treasury stock in shareholders' equity. The Company has determined that it is considered an "applicable corporation" under the rules of CAMT.

15% Global Minimum Tax The Organization for Economic Cooperation and Development ("OECD") secured agreement from nearly 140 countries to address how corporate profits are taxed for multinational enterprises ("MNEs"). OECD released Pillar Two model rules, a 15% minimum effective tax rate (also known as the Global Anti-Base Erosion, designed to ensure that large MNEs pay a minimum level of tax on the income arising in each jurisdiction where they operate and mandates sharing of certain company information with taxing authorities on a local and global basis.

The Company is within the scope of the OECD Pillar Two model rules, and certain jurisdictions where the Company operates have enacted their respective tax law to comply with the Pillar Two framework beginning on or after December 31, 2023. The Company does not expect the impact to be material to its results of operations. The Company continues to evaluate the impact as additional jurisdictions, including those in which we operate, adopt their own legislation throughout 2025 and beyond.

Climate disclosures In March 2024, the SEC adopted a final rule requiring registrants to disclose certain climate-related information in their registration statements and annual reports. On April 4, 2024, the SEC issued a voluntary stay of the final rule, awaiting the outcome of pending litigation. It is not yet clear whether or how the SEC's stay will impact the compliance timeline for the rule. If implemented as adopted, the rule will require the disclosure of qualitative and quantitative information, with certain information, such as financial statement effects of severe weather events, included in the notes to the audited financial statements. Other disclosure requirements include material climate-related risks, processes to manage and govern those risks, disclosure of targets if the targets materially affect or are reasonably likely to materially affect the Company, and, if material, disclosure of certain greenhouse gas emissions. The Company is currently monitoring the status of the final rule. In February 2025, the SEC requested that the court not schedule the case for argument to provide time for the SEC to deliberate and determine next steps.

In October 2023, California enacted several climate disclosure bills. One of these is the Climate Corporate Data Accountability Act (Senate Bill 253), which requires disclosure and assurance over greenhouse gas emissions using a phased reporting approach. The law, as amended in September 2024, requires the California Air Resources Board to develop and adopt implementing regulations no later than July 1, 2025. Allstate has publicly reported its greenhouse gas inventory since 2010. We will continue evaluating the anticipated impacts and scope of the new laws on our reporting and disclosures.

Privacy regulation and data security Federal law and the laws of many states require companies, including financial institutions, to protect the security and confidentiality of consumer information and to notify consumers about their policies and practices relating to collection, use, disclosure, and protection of consumer information. Federal law and the laws of many states also regulate disclosures and disposal of consumer information. Congress, state legislatures, and regulatory authorities continue to consider additional privacy regulation.

In addition to laws and regulations specific to financial institutions, there are comprehensive privacy laws that apply across industries. For example, the California Consumer Privacy Act, as well as similar laws in Virginia, Connecticut, and many other states, impose significant compliance requirements for certain larger businesses in those states. Among other things, these privacy laws provide consumers with privacy rights such as the right to request access to or deletion of their personal information. The California Consumer Privacy Act also established a new privacy regulatory agency. In November 2023, the New York State Department of Financial Services amended its cybersecurity regulation, including both new and heightened requirements. Many states have now adopted some form of the NAIC Insurance Data Security Model Law, establishing standards for data security, including the investigation of and notification to insurance commissioners of cybersecurity events. Additional states are also likely to adopt similarly themed cybersecurity requirements in the future. We cannot predict the impact on our business of possible future legislative or regulatory measures regarding privacy or cybersecurity.

Asbestos Congress has repeatedly considered legislation to address asbestos claims and litigation in the past. We cannot predict the impact on our business of possible future legislative measures regarding asbestos.

Environmental Environmental pollution and clean-up of polluted waste sites is the subject of federal and state regulation. The Comprehensive Environmental Response Compensation and Liability Act of 1980 and comparable state statutes (collectively, the "Environmental Clean-up Laws" or "ECLs") govern the clean-up and restoration of waste sites by Potentially Responsible Parties ("PRPs"). The ECLs establish a mechanism to assign liability to PRPs or to fund the clean-up of waste sites if PRPs fail to do so. The extent of liability to be allocated to a PRP depends on a variety of factors. The insurance industry is involved in extensive litigation regarding coverage issues arising out of the clean-up of waste sites by insured PRPs and the insured parties' alleged liability to third parties responsible for the clean-up.

Allstate's exposure to liability with regard to its insureds that have been, or may be, named as PRPs is uncertain.

Developments in the insurance and reinsurance industries have fostered a movement to segregate asbestos, environmental and other run-off lines exposures into separate legal entities with dedicated capital. Regulatory bodies in certain cases have supported these actions. We are unable to determine the impact, if any, that these developments will have on the collectability of reinsurance recoverables in the future.

Human Capital

Allstate's success is highly dependent on human capital and a strong organizational culture. **Allstate defines organizational culture as a self-sustaining system of shared values, priorities and principles that shape beliefs and drive behaviors and decision-making within an organization.** Allstate encourages employees to proactively manage their career so it is integrated into their personal purpose. This includes investing in and holding management accountable for employee development and maintaining a culture aligned with Our Shared Purpose at all levels. Our culture supports Allstate as we transform to become the lowest cost protection provider with an affordable, simple, connected experience.

We invest in talent development and employee engagement, health, safety and well-being because this contributes to Allstate's success. In 2024, Allstate was recognized for the 10th year as one of the World's Most Ethical Companies. As of December 31, 2024, Allstate had approximately 55,000 full-time employees and 400 part-time employees.

Allstate's human capital management focuses on the following priorities:

Talent development and employee engagement We seek to provide employees with rewarding work, professional growth, holistic support programs and educational opportunities. Our flexible work policies support talent attraction and retention.

- In 2024, Allstate:

  – Sustained a voluntary turnover rate of 13%.

  – Maintained employee engagement scores that surpassed industry benchmarks, with 84% of employees expressing a favorable view of engagement.

  – Increased its global workforce surveys on the employee experience, which assess employee sentiment around topics like their sense of connection, feelings of wellbeing, workload management and overall job satisfaction.

  – Launched an early career enrichment experience, designed to upskill early career employees. The program provides tools, resources, and an environment to support the development of early career talent during their first year in role.

  – Provided financial assistance to more than 2,000 Allstate U.S. employees to enroll in a formal degree, certificate, or boot camp program.

  – Filled over 35% of open U.S. positions with internal applicants.

Employee well-being and safety We believe in a culture of well-being and take our responsibility to care for employees' well-being seriously, devoting resources to employee health and safety.

- Allstate created a workplace well-being strategy based on employee feedback, including providing greater flexibility in how, when and where work is done.

- Well-being assessments are offered to understand employee needs and wants to support their well-being. Completing the assessment lowers the cost of benefits to employees and allows Allstate to provide holistic programs based on personalized interests.

- We focus on supporting Allstaters outside of work, as all full-time and part-time Allstate employees are eligible for paid leave to care for family members from the day they join Allstate.

- In 2024, we spent $58 million for in-person and virtual events, travel budgets, and other engagement and team-building activities that bring Allstaters together to strengthen connection and belonging among teams that may not work in the same location.

- We provide avenues for Allstaters to recognize and support each other, including a global peer-to-peer recognition program available in the U.S., Mexico, Canada, India and Northern Ireland. In 2024, employees recognized each other over one million times. Recognized employees earn points that can be redeemed for merchandise, gift cards or donations to charities.

- We create an environment where employees feel confident and supported to raise concerns through Allstate's "Speak Up" process.

- Our Wellbeing Champion community connects their teams and leaders with Allstate's health and wellness resources and promotes opportunities to engage in programs and coaching, including courses facilitated by internal performance coaches on well-being themes and virtual yoga and meditation classes offered four times a week.

Organizational culture We strive for a workforce where our varied backgrounds and experiences make us a better company. We work to attract, nurture and retain a skilled workforce. Talent acquisition, development, retention and mobility practices support all employees in achieving their career aspirations.

As part of our commitment to fair compensation practices, we complete pay equity analyses. Annually, we seek to identify potential pay gaps as well as identify policies or practices that may contribute to pay gaps. The external analyses found that Allstate's results compared well to benchmarks for companies of similar size and scope.

Allstate supports and funds voluntary, employee-led Employee Impact Groups ("EIGs") and Business Impact Groups ("BIGs") that are open to all employees. EIGs and BIGs make our company stronger by enhancing employee connection, belonging and engagement, resulting in better business results and service for our customers. EIGs help foster a sense of belonging by focusing on development, engagement and collaboration. BIGs focus on creating opportunities for employees to solve business problems and serve as an incubator for innovation, collaboration and professional development. Analysis from 2024 shows that EIG members at Allstate have a 28% lower turnover than non-members. In 2024, 14% of our Allstate U.S. workforce participated in at least one EIG. Officers from across the enterprise leverage their time, networks and resources to support the EIGs and BIGs, and positively impact employee engagement and retention at Allstate.

Our early career programs, including apprenticeship, internship and development programs, are designed to build skills through on-the-job experiences, formal learning and peer learning. These programs attract a variety of backgrounds and experiences.

Allstate continues to make significant progress on Allstate's talent strategy, including a focus on skills-based hiring by eliminating degree requirements for jobs where having a degree was not required. Allstate also focuses on prioritizing internal hiring and developing, strengthening and retaining existing talent.

⊘ In addition to the above discussion of our employees, please see information about Allstate agents under the captions "Allstate Protection Segment - Products and Distribution" and "Compensation Structure" in Part I, Item 1 of this report.

Website

Our website is allstate.com. The Allstate Corporation's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to such reports that we file or furnish pursuant to Section 13(a) of the Securities Exchange Act of 1934 are available on the Investor Relations section of our website (www.allstateinvestors.com), free of charge, as soon as reasonably practicable after they are electronically filed or furnished to the SEC and available at www.sec.gov. In addition, our Corporate Governance Guidelines, our Global Code of Business Conduct, and the charters of our Audit Committee, Compensation and Human Capital Committee, Executive Committee, Nominating, Governance and Social Responsibility Committee and Risk and Return Committee are available on the Investor Relations section of our website. The information found on our website is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document filed with the SEC.

Other Information About Allstate

- Allstate's five reportable segments use shared services, including human resources, investment, finance, information technology and legal services, provided by Allstate Insurance Company and other affiliates.

- Although the insurance business generally is not seasonal, claims and claims expense for the Allstate Protection segment tend to be higher for periods of severe or inclement weather.

- "Allstate®" is a very well-recognized brand name in the United States. We use the "Allstate®", "National General®" and "Answer Financial®" brands extensively in our business. We also provide additional protection products and services through "Allstate® Protection Plans", "Allstate® Dealer Services", "Allstate® Roadside", "Arity®", "Allstate® Identity Protection" "Allstate® Benefits" and "Allstate® Health Solutions", among others. These brands, products and services are supported with the related service marks, logos, and slogans. Our rights in the United States to these names, service marks, logos and slogans continue as long as we continue to use them in commerce. Many service marks used by Allstate are the subject of renewable U.S. and/or foreign service mark registrations. We believe that these service marks are important to our business and we intend to maintain our rights to them.

Information about our Executive Officers

The following table sets forth the names of our executive officers as of February 1, 2025, their ages, positions and business experience. "AIC" refers to Allstate Insurance Company. Each of the officers named below may be removed from office at any time, with or without cause, by the board of directors of the relevant company.

Name	Age	Position with Allstate and Business Experience
Thomas J. Wilson	67	Chairman of the Board (May 2008 to present), President (June 2005 to January 2015 and February 2018 to present), and Chief Executive Officer (January 2007 to present) of The Allstate Corporation and AIC.
Elizabeth A. Brady	60	Executive Vice President, Chief Marketing, Customer and Communications Officer of AIC (January 2020 to present).
Christine M. DeBiase	56	Executive Vice President, Chief Legal Officer and General Counsel of The Allstate Corporation and AIC (May 2024 to present); Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary of The Allstate Corporation and AIC (January 2023 to May 2024); Executive Vice President, Chief Administrative Officer and General Counsel of Brighthouse Financial (February 2018 to December 2022).
John E. Dugenske	58	President, Investments and Corporate Strategy of AIC (September 2022 to present); President, Investments and Financial Products of AIC (January 2020 to September 2022).
Eric K. Ferren	51	Senior Vice President, Controller and Chief Accounting Officer of The Allstate Corporation and AIC (May 2024 to present); Chief Financial Officer of Revantage (April 2024 to May 2024); Senior Vice President, Controller, and Chief Accounting Officer of The Allstate Corporation (May 2017 to September 2019) and Senior Vice President of AIC (May 2014 to April 2024).
Suren Gupta	63	Executive Vice President, President, Protection Products & Enterprise Services of AIC (August 2023 to present); President, Enterprise Services (October 2022 to August 2023); Executive Vice President, Chief Information Technology and Enterprise Services Officer of AIC (January 2020 to October 2022).
Zulfikar Jeevanjee	60	Executive Vice President and Chief Information Officer of AIC (October 2022 to present); Senior Vice President, Chief Technology Officer, CVS Health (February 2021 to September 2022); Senior Vice President, Chief Enterprise Architect of AIC (November 2018 to February 2021).
Jesse E. Merten	50	Executive Vice President and Chief Financial Officer of The Allstate Corporation and AIC (September 2022 to present); President, Financial Products of AIC (May 2020 to September 2022); Executive Vice President and Chief Risk Officer of AIC (December 2017 to May 2020).
Mark Q. Prindiville	57	Executive Vice President and Chief Risk Officer of AIC (May 2020 to present); Senior Vice President of AIC (September 2016 to May 2020).
Mario Rizzo	58	President, Property-Liability of AIC (September 2022 to present); Executive Vice President and Chief Financial Officer of The Allstate Corporation and AIC (January 2018 to September 2022).

Forward-Looking Statements

This report contains "forward-looking statements" that anticipate results based on our estimates, assumptions and plans that are subject to uncertainty. These statements are made subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not relate strictly to historical or current facts and may be identified by their use of words like "plans," "seeks," "expects," "will," "should," "anticipates," "estimates," "intends," "believes," "likely," "targets" and other words with similar meanings. These statements may address, among other things, our strategy for growth, catastrophe exposure management, product development, investment results, regulatory approvals, market position, expenses, financial results, litigation and reserves. We believe that these statements are based on reasonable estimates, assumptions and plans. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements as a result of new information or future events or developments. In addition, forward-looking statements are subject to certain risks or uncertainties that could cause actual results to differ materially from those communicated in these forward-looking statements. These risks and uncertainties include, but are not limited to, those described in Part 1, "Item 1A. Risk Factors" and elsewhere in this report and those described from time to time in our other reports filed with the Securities and Exchange Commission.

Item 1A. Risk Factors

Summary Risks are grouped into three categories: (1) insurance and financial services, (2) business, strategy and operations and (3) macro, regulatory and risk environment. Many risks may affect more than one category and are included where the impact is most significant. If some of these risk factors occur, they may cause the emergence of or exacerbate the impact of other risk factors, which could materially increase the severity of the impact of these risks on the business, results of operations, financial condition or liquidity. The table below includes examples of risks from each category.

 *Insurance and financial services*	 *Business, strategy and operations*	 *Macro, regulatory and risk environment*
Risks related to the insurance and financial services industries	*Risks related to Allstate's business and operating model*	*Risks that impact most companies*
• Loss cost estimates are complex and losses are unknown at the time policies are sold • Claim frequency and severity volatility • Catastrophes and severe weather • Ability to obtain approval for rate increases • Investment results are subject to market volatility and valuation judgments	• Highly competitive industry • Changing consumer preferences • New or changing technologies • Ineffective Transformative Growth strategy • Ability to maintain catastrophe reinsurance programs and limits • Fluctuations in financial strength and ratings • Loss of key business relationships • Ability to attract, develop and retain talent	• Adverse changes in economic and capital market conditions • Large-scale disruptive or destabilizing events • Cybersecurity and privacy events • Changing climate conditions • Evolving environmental, social and governance expectations and standards • Regulatory and political changes

The Allstate Corporation Board of Directors ("Allstate Board") has overall responsibility for oversight of Management's design and implementation of our Enterprise Risk and Return Management ("ERRM") framework that manages the business on an integrated basis following risk and return principles. The Risk and Return Committee of the Allstate Board oversees effectiveness of the ERRM program, governance structure and risk-related decision-making, while focusing on the Company's overall risk profile.

↻ See Management's Discussion and Analysis ("MD&A"), Enterprise Risk and Return Management for further details.

Consider these cautionary statements carefully together with other factors discussed elsewhere in this document, in filings with the Securities and Exchange Commission ("SEC") or in materials incorporated therein by reference.

 **Insurance and financial services**

Property and casualty actual claim costs may exceed current reserves established for claims due to changes in the inflationary, regulatory and litigation environment

Estimating claim reserves is an inherently uncertain and complex process. We continually refine our best estimates of losses after considering known facts and interpretations of the circumstances.

The reserving methodology may be impacted by the following:

• Models that rely on the assumption that past loss development patterns will persist into the future

• Internal factors including experience with similar cases, actual claims paid, historical trends involving claim payment and case reserving patterns, pending levels of unpaid claims, loss management programs, product mix, contractual terms and changes in claim reporting and settlement practices

• External factors such as inflation, court decisions, changes in law or litigation imposing unintended

coverage or an unexpected increase in the number, size or types of claims, regulatory requirements, changes in driving patterns, delays in reporting of claims and economic conditions, the imposition and impact of tariffs, supply chain disruptions and labor shortages

The ultimate cost of losses, or current estimates, have and may continue to vary materially from recorded reserves and such variance may adversely affect the results of operations and financial condition as the reserves and amounts due from reinsurers are reestimated.

↻ For further details, see MD&A, Application of Critical Accounting Estimates.

Unexpected increases in the frequency or severity of property and casualty claims may adversely affect our results of operations and financial condition

A significant increase in claim frequency could adversely affect the results of operations and financial condition. Changes in mix of business, miles driven, weather patterns, driving behaviors or other factors can lead to changes in claim frequency. We may experience volatility in claim frequency, and short-term trends may not be predictive of future losses over the longer term.

Increases in claim severity can arise from numerous causes that are inherently difficult to predict. The following factors have and may continue to impact claim severity for auto bodily injury, auto physical damage (including collision and property damage) and homeowners coverages:

- Bodily injury — more severe accidents, an increase in claims with attorney representation, higher medical consumption, and inflation

- Vehicle physical damage — inflation, supply chain disruptions, labor shortages and the imposition of tariffs impacting used vehicle and parts prices, labor rates, length of claim resolution, delays in the receipt of third-party carrier claims, and a higher mix of total losses

- Homeowners — inflation in the construction industry, building materials and home furnishings, changes in the mix of loss type, changes in building codes and other economic and environmental factors, including short-term supply imbalances for services, supplies in areas affected by catastrophes and the imposition of tariffs

Catastrophes and severe weather events may subject us to significant losses

Catastrophic events could adversely affect operating results and cause them to vary significantly from one period to the next. Climate change could contribute to increased variability of catastrophe losses and underwriting results. Also, liquidity could be constrained by a catastrophe, or multiple catastrophes, which could result in extraordinary losses, sales of investments or a downgrade of our debt or financial strength ratings.

Catastrophic losses are caused by wind and hail, wildfires, tornadoes, hurricanes, tropical storms, earthquakes, severe freeze events, volcanic eruptions, terrorism, cyberattacks, civil unrest, industrial accidents and other such events.

Our personal property insurance business may incur catastrophe losses greater than:

- Those experienced in prior years
- The average expected level used in pricing
- Current reinsurance coverage limits
- Loss estimates from hurricane and earthquake models at various levels of probability

Property and casualty businesses are subject to claims arising from severe weather events such as wildfires, winter storms, rain, hail and high winds. The incidence and severity of weather conditions resulting in claims are extremely volatile.

The total number of policyholders affected by the event, the severity of the event and the coverage provided contribute to catastrophe and severe weather losses. Increases in the insured values of covered property, geographic concentration and the number of policyholders exposed to certain events

could increase the severity of claims from catastrophic and severe weather events.

Limitations in analytical models used to assess and predict the exposure to catastrophe losses may adversely affect the results of operations and financial condition

We use internally developed and third-party vendor models along with our own historical data to assess exposure to catastrophe losses. The models assume various conditions and probability scenarios and may not accurately predict future losses or measure losses currently incurred.

Price competition and changes in regulation and underwriting standards in property and casualty businesses may adversely affect the results of operations and financial condition

The personal property-liability market is highly competitive with carriers competing through underwriting, advertising, price, customer service, innovation and distribution. Changes in regulatory standards regarding underwriting and rates could also affect the ability to predict future losses and could impact profitability. Competitors can alter underwriting standards, lower prices, have more sophisticated pricing models and increase advertising, which could result in lower growth, profitability or decrease our competitive position. A decline in the growth or profitability of the property and casualty businesses could have a material effect on the results of operations and financial condition.

A regulatory environment that requires rate increases to be approved, can dictate underwriting practices and mandate participation in loss sharing arrangements, may adversely affect results of operations and financial condition

Regulatory approval of rate increases, especially during inflationary periods, may restrict rate changes that may be required to achieve targeted levels of profitability and returns on equity. If we are unsuccessful, the results of operations could be negatively impacted. Certain states may enact regulatory reforms regarding insurance rating that may make it more difficult to obtain rates that appropriately reflect the risk.

In addition, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. Certain states also require the insurer to offer coverage to all consumers, often restricting an insurer's ability to charge the price it might otherwise charge for the risk acceptance. In these markets, we may be compelled to underwrite significant amounts of business at lower-than-desired rates, possibly leading to unacceptable returns.

Alternatively, as the facilities recognize a financial deficit, they could have the ability to assess participating insurers, adversely affecting the results of operations and financial condition. Laws and regulations of many states also limit an insurer's ability to withdraw from one or more lines of insurance, except pursuant to a plan that is approved by the state insurance department. Certain states require an insurer to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. The results of operations and financial condition could be adversely affected by any of these factors.

Our investment portfolios are subject to market risk and declines in credit quality which may adversely affect or create volatility in investment income and cause realized and unrealized losses

We continually evaluate investment management strategies since we are subject to risk of loss due to adverse changes in interest rates, credit spreads, equity prices, real estate values, currency exchange rates and liquidity. Adverse changes have and may continue to occur due to changes in monetary and fiscal policy, inflation, geopolitical events and the economic climate, liquidity of a market or market segment, investor return expectations or risk tolerance, insolvency or financial distress of key market makers or participants, instability of the banking sector, or changes in market perceptions of credit worthiness.

Investments are subject to risks associated with economic and capital market conditions and factors that may be unique to our portfolio, including:

- General weakening of the economy, which is typically reflected through higher credit spreads and lower equity and real estate valuations
- Declines in credit quality
- Declines in interest rates, credit spreads or sustained low interest rates could lead to declines in portfolio yields and investment income
- Increases in market interest rates, credit spreads or a decrease in liquidity could have an adverse effect on the value of fixed income securities that form a substantial majority of our investment portfolios
- Adverse changes in foreign currency exchange rates
- Changes in U.S. and foreign tax laws
- Imposition of new or increased tariffs
- Supply chain disruptions, labor shortages, macro trends impacting real estate supply and demand and other factors may have an adverse impact on investment valuations and returns
- Weak performance of general and joint venture partners and underlying investments unrelated to general market or economic conditions could lead to declines in investment income and cause realized losses in limited partnership interests
- Concentration in any particular issuer, industry, collateral type, group of related industries, geographic sector or risk type

The approaches we use to actively manage exposure to market risk, including rebalancing existing asset or liability portfolios, changing the type of investments purchased in the future, and use of derivative instruments to modify the market risk

characteristics of existing assets and liabilities or assets expected to be purchased may not perform as intended or expected, resulting in higher than expected realized and unrealized losses.

The amount and timing of net investment income, capital contributions and distributions from performance-based investments, which primarily include limited partnership interests that are recorded on a lag, can fluctuate significantly due to the underlying investments' performance or changes in market or economic conditions. Additionally, these investments are less liquid than similar, publicly traded investments and a decline in market liquidity could impact our ability to sell them at their current carrying values.

Declining equity markets or increases in interest rates or credit spreads could cause the value of the investments in our pension plans to decrease. Declines in interest rates could cause the funding ratio to decline and the value of the obligations for pension and postretirement plans to increase. These factors could decrease the funded status of the pension and postretirement plans, increasing the likelihood or magnitude of future benefit expense and contributions.

⊕ For further discussion of these items, see MD&A, Market Risk.

Determination of the fair value and amount of credit losses for investments includes subjective judgments and could materially impact the results of operations and financial condition

The valuation of the portfolio includes subjective risk factors and the value of assets may differ from the actual amount received upon the sale of an asset. The degree of judgment required in determining fair values increases when:

- Market observable information is less readily available
- The use of different valuation assumptions may have a material effect on the assets' fair values
- Changing market conditions could materially affect the fair value of investments

Additionally, the determination of the amount of credit losses varies by investment type and is based on ongoing evaluation and assessment of known and inherent risks associated with the respective asset class or investment.

Such evaluations and assessments are highly judgmental and are revised as conditions change and new information becomes available.

We update our evaluations regularly and reflect changes in credit losses in the results of operations. Our conclusions may ultimately prove to be incorrect as assumptions, facts and circumstances change. When estimating credit loss allowances, historical loss trends, consideration of current conditions, and forecasts may not be indicative of future changes in credit losses and additional amounts may need to be recorded in the future.

Participation in indemnification programs subjects us to the risk that reimbursement for qualifying claims and claims expenses may not be received

Participation in state-based industry pools, facilities and associations may have a material, adverse effect on the results of operations and financial condition. Our largest exposure is associated with the Michigan Catastrophic Claim Association ("MCCA"), a state-mandated indemnification mechanism for qualified Personal Injury Protection losses that exceed a specified level. To the extent the MCCA's current and future assessments are insufficient to reimburse its ultimate obligation on existing claims to member companies, our ability to obtain the 100% indemnification of ultimate losses could be impaired. We also participate in the Federal Government National Flood Insurance Program.

⊖ For further discussion of these items, see Regulation section, Indemnification Programs and Note 12 of the consolidated financial statements.

We may not be able to mitigate the impact associated with changes in capital requirements

Regulatory requirements affect the amount of capital to be maintained by our subsidiary insurance companies. Changes to requirements or regulatory interpretations may result in additional capital held in our insurance companies and could require us to increase prices, reduce sales of certain products, or accept a return on equity below original levels assumed in pricing.

A downgrade in financial strength ratings may have an adverse effect on our business

Financial strength ratings are important factors in establishing the competitive position of insurance companies and their access to capital markets. Rating agencies have and could downgrade or change the outlook on our ratings in the future due to:

- Changes in the financial profile or performance of one of our insurance companies
- Changes in a rating agency's determination of the amount of capital required to maintain a particular rating
- Increases in the perceived risk of our investment portfolio, reduced confidence in management or business strategy, or other considerations that may or may not be under our control

A downgrade in ratings could have an adverse effect on sales, competitiveness, customer retention, the marketability of product offerings, liquidity, access to and cost of borrowing or refinancing existing debt obligations, results of operations and financial condition.

 **Business, strategy and operations**

We operate in markets that are highly competitive

Markets in which we operate are highly competitive, and we must continually allocate resources to refine and improve products and services to maintain our reputation, enhance brand perception, and remain competitive. Negative publicity or other negative events could harm our reputation and brand perception, adversely impacting customer, employee and other relationships. If we are unsuccessful in generating new business, retaining customers or renewing contracts, or if marketing efforts and investments in brand enhancements are unsuccessful, our ability to maintain or increase premiums written or the ability to sell products could be adversely impacted.

Determining competitive position is complicated in the auto and homeowners insurance business as companies use different underwriting standards to accept new customers and quotes and close rates can fluctuate across companies and locations. Pricing of products is driven by multiple factors, including loss expectations, expense structure and dissimilar return targets. Additionally, sophisticated pricing algorithms make it difficult to determine what price potential customers would pay across competitors. Pricing increases could adversely impact customer retention and ability to attract new business.

Our ability to adequately and effectively price products is affected by the evolving nature of consumer needs and preferences, market and regulatory dynamics, broader use of telematics-based rate segmentation and potential change in consumer demand.

There is also significant competition for producers, such as exclusive and independent agents and their licensed sales professionals. Growth and retention may be materially affected if we are unable to attract and retain effective producers or if those producers are unable to attract and retain their licensed sales professionals or customers.

Many voluntary benefits contracts are renewed annually and consumer protection plan contracts are generally multi-year, but renewals occur on a rolling basis. There is a risk that employers and retailers may be able to obtain more favorable terms from competitors than they could by renewing coverage with us. These competitive pressures may adversely affect the renewal of these contracts, as well as our ability to sell products.

Changing consumer preferences may adversely impact the demand for our products which may adversely impact the business

Growth and retention may be impacted if customer preferences change and we are unable to effectively adapt our business model, technology and processes, including maintaining competitive products and allowing consumers to interact with us how they choose. Some competitors may offer a broader array of products than we do, or a more favorable customer experience. The business could be impacted by our ability to attract, serve and retain customers through distribution channels that they prefer.

Our business may also be adversely impacted by new or changing technologies

Technological changes, such as autonomous or partially autonomous vehicles or technologies that facilitate ride, car or home sharing could disrupt the demand for products from current customers, create coverage issues, impact the frequency or severity of losses, or reduce the size of the automobile insurance market causing our auto insurance business to decline. Since auto insurance constitutes a significant portion of the overall business, we may be more sensitive than other insurers and more adversely affected by trends that could decrease auto insurance rates or reduce demand for auto insurance over time.

Our ability to successfully deploy new technologies may adversely impact our business

Technological advancements and innovation are occurring at a rapid pace that may continue to accelerate. Nontraditional competitors could enter the insurance market and further accelerate these trends. Our competitive position could be impacted if we are unable to deploy, in a cost effective and competitive and minimally disruptive manner, technology such as artificial intelligence, large language models, machine learning and predictive analytics that collects and analyzes data to inform our decisions, or if our competitors collect and use data which we do not have the ability to access or use.

Innovations must be implemented in compliance with applicable insurance regulations and in a responsible and compliant manner. The maturity and effectiveness of currently available generative artificial intelligence technology is uncertain. The use of artificial intelligence may present ethical and reputational risks. Regulatory restrictions on the use of artificial intelligence may impose additional compliance or reporting obligations and may materially adversely affect our operations or ability to write business profitably in one or more jurisdictions.

Technological changes may require extensive modifications to our systems and processes and extensive coordination with and reliance on the systems and operations of third parties. If we are unable to adapt to or bring such advancements and innovations to market, the quality of our products, our relationships with customers and agents, competitive position and business prospects may be materially affected. Changes in technology related to collection and application of data regarding customers could expose us to regulatory or legal actions and may have a material adverse effect on our business, reputation, results of operations and financial condition.

Changes in technology and customer preferences may impact the ways in which we interact, do business with customers and design products. We may not be able to respond effectively or in a timely manner to these changes, including developing and deploying customer-facing technology to address these changing preferences and maintaining competitive technology, which could have an adverse effect on the results of operations and financial condition.

Executing our strategy to advance and innovate technology has and may continue to impact our workforce as we require new and different skills, particularly those in areas such as digital, data and analytics and technology to achieve our strategic goals. Advancements in technology and changes in consumer preferences may also impact our workforce needs in the future.

Transformative Growth strategy may not be effective

The Transformative Growth strategy is to accelerate growth by improving customer value, expanding customer access, increasing sophistication and investment in customer acquisition, deploying a new technology ecosystem and driving organizational transformation.

As part of the strategy, we have developed and continue to develop new insurance and non-insurance products and services to provide affordable, simple, and connected protection through multiple distribution channels. We have also expanded our product and service offerings through acquisitions and may continue to do so. If the strategy is not implemented effectively growth and profitability objectives could be adversely impacted. Lost business opportunities may result due to slower than anticipated speed to market. New products and services may not be as profitable as existing products, may not perform as well as we expect and may change risk exposures. External forces including competitor actions or regulatory changes may also have an adverse effect on the value generated from the transformation.

Our catastrophe management strategy may adversely affect premium growth

Catastrophe risk management actions have led us to reduce the size of the homeowners business in certain states, including customers with auto and other personal lines products, and may negatively impact future sales. Adjustments to the business structure, size and underwriting practices in markets with significant severe weather and catastrophe risk exposure could adversely impact premium growth rates and retention.

The ability of our subsidiaries to pay dividends may affect our liquidity and ability to meet our obligations

The Allstate Corporation is a holding company with no significant operations. Its principal assets are the stock of its subsidiaries and its directly held cash and investment portfolios. Its liabilities include debt and pension and other postretirement benefit obligations related to employees. State insurance regulatory authorities limit the payment of dividends by insurance subsidiaries, as described in Note 18 of the consolidated financial statements. The limitations are generally based on statutory income and surplus. In addition, competitive pressures generally require the subsidiaries to maintain insurance financial strength ratings. These restrictions and other regulatory requirements may affect the ability of subsidiaries to make dividend payments. Limits on the ability of the subsidiaries to pay dividends could adversely affect holding company liquidity, including the ability to pay dividends to shareholders, service debt or complete share repurchase programs as planned.

Changes in regulatory and rating agency capital metrics could decrease deployable capital and potentially reduce future dividends paid by our insurance companies.

⊘ For a discussion of capital requirements, see Regulation section, Limitations on Dividends by Insurance Subsidiaries.

Our ability to pay dividends or repurchase stock is subject to limitations under terms of certain of our securities

The terms of the outstanding subordinated debentures prohibit us from declaring or paying any dividends or distributions on our common or preferred stock or redeeming, purchasing, acquiring or making liquidation payments on our common stock or preferred stock if we have elected to defer interest payments on the subordinated debentures, subject to certain limited exceptions.

If the full preferred stock dividends for all preceding dividend periods have not been declared and paid, we generally may not repurchase or pay dividends on common stock during any dividend period while our preferred stock is outstanding.

⊘ For additional details, see Note 14 of the consolidated financial statements.

Insufficient reinsurance capacity or reinsurance at unacceptable prices may limit our ability to profitably write business

Market conditions impact the availability and cost of the reinsurance we purchase. Reinsurance may not remain continuously available to us to the same extent and on the same terms and rates as were historically available or is currently available. The ability to economically justify reinsurance to reduce catastrophe risk in designated areas may depend on our ability to adjust premium rates to fully or partially recover cost. If we cannot maintain an acceptable level of reinsurance or purchase new reinsurance protection in amounts we consider sufficient at acceptable prices, we would have to either accept an increase in our catastrophe exposure, reduce insurance exposure or seek other alternatives.

Unfavorable conditions in the insurance-linked securities ("ILS") market may increase the cost to use ILS or issue new securities in amounts we consider sufficient at acceptable prices.

Reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses arising from ceded insurance

Collecting from reinsurers is subject to uncertainty arising from factors that include:

- Whether reinsurers, their affiliates or certain indemnitors have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract
- Whether insured losses meet the qualifying conditions of the reinsurance contract
- Asbestos, environmental and other run-off lines of business reinsurance counterparties may have increased credit risk and may not provide the level of coverage or collateral that we expect

Our inability to recover from a reinsurer could have a material effect on the results of operations and financial condition. Additionally, reinsurance protects up to a certain loss for each event and events that exceed coverages could subject us to higher than anticipated losses.

Acquisitions or divestitures of businesses may not produce anticipated benefits, resulting in operating difficulties, unforeseen liabilities or asset impairments

The ability to achieve certain anticipated financial benefits from the acquisition of businesses depends in part on our ability to successfully grow and integrate the businesses consistent with anticipated acquisition economics. Financial results could be adversely affected by unanticipated performance or compliance issues, unforeseen liabilities, transaction-related charges, diversion of management time and resources to acquisition integration challenges or growth strategies, loss of key employees, challenges in integrating information technology systems and failure of cybersecurity controls, amortization of expenses related to intangibles, charges for impairment of long-term assets or goodwill and indemnifications.

Acquired businesses may not perform as projected, cost savings anticipated from the acquisition may not materialize, and costs associated with the integration may be greater than anticipated. As a result, if we do not manage these integrations effectively, the quality of our products as well as relationships with customers and partners may suffer and could result in the company not achieving returns on its investment at the level projected at acquisition.

We also may divest businesses from time to time. These transactions may require us to provide technology and administrative services or may result in continued financial involvement in the divested businesses, such as through transition services agreements, reinsurance, guarantees or other financial arrangements, following the transaction. If the acquiring companies do not perform under the arrangements, financial results could be negatively impacted.

We may be subject to the risks and costs associated with intellectual property infringement, misappropriation and third-party claims

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect intellectual property and to determine its scope, validity or enforceability, which could divert significant resources and prove unsuccessful. An inability to protect intellectual property or an inability to successfully defend against a claim of intellectual property infringement could have a material effect on our business.

We may be subject to claims by third parties for patent, trademark or copyright infringement or breach of usage rights. Any such claims and any resulting litigation could result in significant expense and liability. If third-party providers or we are found to have infringed a third-party intellectual property right, either of us could be enjoined from providing certain products or services or from utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses. Alternatively, we could be required to enter into costly licensing arrangements with third parties or implement costly workarounds. Any of these scenarios could have a material effect on the business and results of operations.

Loss of key vendor relationships, disruptions to the provision of products or services by a vendor, a vendor's failure to restore critical services after a cybersecurity event, or failure of a vendor to provide and protect reliable data, and proprietary information, or personal information of our customers, claimants or employees could adversely affect our operations

We rely on services and products provided by many vendors in the U.S. and abroad. These include vendors of computer hardware, software, cloud technology and software as a service, as well as vendors or outsourcing of services such as:

- Claim and administrative services
- Call center services for customer support
- Human resource benefits management
- Information technology support
- Investment management services
- Financial and business support services

We continue to identify ways to improve operating efficiency and reduce cost, which may result in additional outsourcing arrangements or increased reliance on third-party technologies in the future. We may not be successful transitioning work to a vendor or a key vendor could become unable to continue to provide products or services, fail to meet service level standards, fail to protect our confidential, proprietary, and other information or deploy new technologies, such as artificial intelligence, in a manner that has an adverse impact on our operations. Additionally, if plans to restore and recover critical systems, data and

operations along with vendor contingencies do not sufficiently address a vendor-related business interruption, we may suffer operational impairments and financial losses.

Our ability to attract, develop, and retain talent to maintain appropriate staffing levels and a successful work culture is critical to our success

Competition for qualified employees with highly specialized knowledge in areas such as underwriting, data and analytics, technology and cybersecurity, is intense and we have experienced increased competition in hiring and retaining employees. The increased prevalence of remote-working arrangements may contribute to higher turnover or lower employee engagement.

Factors that affect our ability to attract, develop and retain employees and maintain a successful work culture include:

- Compensation and benefits
- Training and employee engagement programs
- Reputation as a successful business with a culture of fair hiring, and of training and promoting qualified employees
- Recognition of and response to changing trends and other circumstances that affect employees
- Physical workspaces and return to office requirements

The unexpected loss of key personnel could have a material adverse impact on our business because of the loss of their skills, knowledge of our products and offerings and years of industry experience and, in some cases, the difficulty of promptly finding qualified replacement personnel.

 **Macro, regulatory and risk environment**

Conditions in the global economy and capital markets could adversely affect the business and results of operations

Global economic and capital market conditions could adversely impact demand for our products, returns on our investment portfolio and results of operations. The conditions that would have the largest impact on our business include:

- Low or negative economic growth
- Interest rate levels
- Rising inflation increasing claims and claims expense
- Protectionist trade policy actions, such as tariffs and quotas
- Substantial increases in delinquencies or defaults on debt
- Significant downturns in the market value or liquidity of our investment portfolio
- Prolonged downturn in equity valuations

- Reduced consumer spending and business investment

Stressed conditions, volatility and disruptions in global capital markets or financial asset classes could adversely affect our investment portfolio. Our assumptions about portfolio diversification may not hold across market conditions, which could lead to heightened investment losses.

Declines in consumer confidence and spending, including internationally, and periods of high unemployment or labor shortages could change consumer behaviors and impact the sales of our consumer protection plan products and other products and services we sell.

Capital and credit market conditions may significantly affect our ability to meet liquidity needs or obtain credit on acceptable terms

In periods of extreme volatility and disruption in the capital and credit markets, liquidity and credit capacity may be severely restricted. Our access to additional financing depends on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to the industry, our credit ratings and credit capacity, as well as lenders' perception of our long- or short-term financial prospects. In such circumstances, our ability to obtain capital to fund operating expenses, financing costs, capital expenditures or acquisitions may be limited, and the cost of any such capital may be significant.

A large-scale pandemic, the occurrence of terrorism, military actions, political and social unrest or other disruptive or destabilizing events may have an adverse effect on our business

A large-scale pandemic, the occurrence of terrorism, military actions, political and social unrest, declines in trust in government and businesses or other disruptive or destabilizing events may result in loss of life, property damage, and disruptions to commerce and reduced economic activity. Some of the assets in our investment portfolio may be adversely affected by declines in the equity markets, changes in interest rates, reduced liquidity and economic activity caused by such events. Additionally, such events could have a material effect on sales, liquidity and operating results.

The failure of cyber or other information security controls, could result in a loss or disclosure of confidential information, damage to our reputation, additional costs and impair our ability to conduct business effectively

We use technology, artificial intelligence and data to perform necessary business functions. There are threats that could impact our ability to protect our data and systems; if the threats materialize, they could impact:

- Confidentiality — protecting our data from disclosure to unauthorized parties
- Integrity — ensuring data is not changed accidentally or without authorization and is accurate

- Availability — ensuring our data and systems are accessible to meet business needs

We collect, use, store or transmit a large amount of confidential, proprietary and other information (including personal information of customers, claimants or employees) in connection with the operation of our business. Systems are subject to increased cyberattacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering.

We constantly defend against threats to our data and systems, including malware, ransomware and computer virus attacks, unauthorized access, system failures and disruptions. We have experienced breaches of data and systems, although to date none of these breaches has had a material effect on business, operations or reputation. Events like these may jeopardize the information processed and stored in, and transmitted through, computer systems and networks and otherwise cause interruptions or malfunctions in operations, which could result in damage to reputation, financial losses, litigation, increased costs, regulatory penalties or customer dissatisfaction.

These risks may increase in the future as threats become more sophisticated and we continue to expand internet and mobile strategies, develop additional remote connectivity solutions to serve our employees and customers, develop and expand products and services designed to protect customers' digital footprint, and build and maintain an integrated digital enterprise. The risk of cyberattacks could be exacerbated by geopolitical tensions, including hostile actions taken by state-sponsored and terrorist organizations.

Use of third-party services (e.g., cloud technology, software as a service and artificial intelligence) can make it more difficult to identify and respond to cyberattacks. Service providers and other vendors may also be subject to cybersecurity risks and our efforts to review and assess their security controls may not be successful in preventing or mitigating the effects of such events.

The failure of our or third-party vendors' business continuity plans to restore operations in a timely manner could result in business disruption and a financial impact

The occurrence of a disaster or event that results in the shutdown, disruption, degradation or unavailability of one or more of systems or facilities, unanticipated problems with disaster recovery processes, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on results of operations and financial condition, particularly if those events affect computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of employees were unavailable or unable to access systems due to such a disaster or event, our ability to effectively conduct business could be severely compromised.

Losses from changing climate and weather conditions may adversely affect financial condition, profitability or cash flows

Climate change affects the occurrence of certain natural events, such as increasing the frequency or severity of wind, tornado, hailstorm and thunderstorm events due to increased convection in the atmosphere. There could also be more frequent wildfires in certain geographies, more flooding and the potential for increased severity of hurricanes. As a result, incurred losses from such events and the demand, price and availability of reinsurance coverages for automobile and homeowners insurance may be affected.

Climate change may also impact insurability by impairing our ability to identify and quantify potential hazards that will result in losses and offer customers products at an affordable price. The investment portfolio is also subject to the effects of climate change as economic shifts alter the return dynamic of long-term investments and increase valuation risk.

Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our businesses.

Efforts to meet evolving environmental, social, and governance standards may not meet stakeholders' expectations

Some existing or potential investors, customers, employees, regulators, and other stakeholders evaluate business practices according to a variety of environmental, social and governance ("ESG") standards and expectations, including those related to climate change, inclusive diversity and equity, data privacy, and the well-being of our employees. Some regulators have proposed or adopted, or may propose or adopt, pro- or anti-ESG rules or standards applicable to the business.

Business practices and disclosures are evaluated against ESG standards which are continually evolving and not always well defined or readily measurable today. ESG-related expectations may also reflect contrasting or conflicting values or agendas. Our practices may not change in the particular ways or at the rate stakeholders expect. We may fail to meet our commitments or targets. Our policies and processes to evaluate and manage ESG priorities in coordination with other business priorities may not prove completely effective or fully satisfy our stakeholders. Customers and potential customers may choose not to do business with us and potential applicants and employees may choose not to work for us based on ESG practices and related policies and actions. We may face adverse regulatory, investor, media, or public scrutiny leading to business, reputational, or legal challenges.

Evolving privacy and data security regulations and increased focus on enforcement could impact our business, increase costs and any violations could subject us to regulatory fines and reputational impact

Personal information is subject to an increasing number of federal, state, local and international laws and regulations regarding privacy and data security, as well as contractual commitments. Any failure or perceived failure by us to comply with such obligations may result in governmental enforcement actions and fines, litigation or public statements against us by consumer advocacy groups or others and could cause our employees and customers to lose trust in us, which could have an adverse effect on our reputation and business.

The failure to identify, measure and manage risk effectively, or the failure to restore business operations after a cybersecurity event, could have a material impact on our financial condition or results of operations

Integrated operational risk and return management processes and practices may not be sufficient to timely detect and mitigate operational risks, including those posed by third-party service providers, that could have an adverse effect on our reputation and business.

↪ For additional information, see the Regulation section, Privacy Regulation and Data Security.

We are subject to extensive regulation, and uncertainty around the interpretation and implementation of regulations in the U.S. and internationally, and potential further restrictive regulation may increase operating costs and limit growth

We largely operate in the highly regulated insurance and broader financial services sectors and are subject to extensive laws, regulations, executive orders and directives that are complex and subject to change. Changes may lead to additional expenses, increased legal exposure, or increased reserve or capital requirements limiting our ability to grow or to achieve targeted profitability. Moreover, laws and regulations are administered and enforced by governmental authorities that exercise interpretive latitude, including:

- State insurance regulators
- State securities administrators
- State attorneys general
- U.S. Federal agencies including the SEC, the Financial Industry Regulatory Authority, the Department of Labor, the U.S. Department of Justice, the Consumer Financial Protection Bureau and the National Labor Relations Board
- Governments, regulators, and agencies in jurisdictions outside of the U.S. where we conduct business

Consequently, compliance with one regulator's or enforcement authority's interpretation of a legal issue may not result in compliance with another's interpretation of the same issue.

There is risk that one regulator's or enforcement authority's interpretation of a legal issue may change to our detriment. There is also a risk that changes in the overall legal environment may cause us to change our views regarding the actions we need to take from a legal risk management perspective. This could necessitate changes to practices that may adversely impact the business. In some cases, state insurance laws and regulations are generally intended to protect or benefit purchasers or users of insurance products, not holders of securities that we issue. These laws and regulations may limit the ability to grow or to improve the profitability of the business.

We conduct business outside of the United States, including customer, vendor and business partner relationships, process and information technology operations, and outsourcing of certain business functions. Our operations, vendors and business partnerships outside of the United States are subject to additional regulatory requirements and operating and political risks. In addition, governments outside of the U.S. have in the past and may in the future adopt laws and regulations applicable to our non-U.S. subsidiaries, including laws related to privacy, data security, human rights and the environment, that carry penalties for non-compliance based on consolidated enterprise revenue. We may incur substantial costs and other negative consequences if any of these risks occur, including an adverse effect on our business, results of operations and financial condition.

Regulatory reforms, and the more stringent application of existing regulations, may make it more expensive for us to conduct our business

The federal government has enacted and continues to propose comprehensive regulatory reforms for financial services entities. As part of a larger effort to strengthen the regulation of the financial services market, certain reforms are applicable to the insurance industry. A growing number of state laws, enforced by a variety of regulators, on issues such as privacy and cybersecurity may also increase expenses and require additional compliance activities.

The Federal Insurance Office and Financial Stability Oversight Council have been established, and the federal government may enact reforms that affect the state insurance regulatory framework. The potential impact of state or federal measures that change the nature or scope of insurance and financial regulation is uncertain but may make it more expensive for us to conduct business and limit our ability to grow or achieve profitability.

Losses from legal and regulatory actions may be material to the results of operations, cash flows and financial condition

We are involved in various legal actions, including class action litigation challenging a range of company practices; including coverages provided by insurance products, some of which involve claims for substantial or indeterminate amounts. We are also involved in various regulatory actions and inquiries, including market conduct exams by state insurance regulatory agencies. In the event of an unfavorable outcome in any of these matters, the ultimate liability may be more than amounts currently accrued or disclosed in our reasonably possible loss range and may be material to the results of operations, cash flows and financial condition. Additionally, judicial or legislative conditions, such as trends in the size of jury awards, developments

in the law relating to the liability of insurers or tort defendants, plaintiffs targeting insurers in purported class action litigation relating to claims handling and other practices, and rulings concerning the availability or amount of certain types of damages could cause our ultimate liabilities to change from current expectations.

↪ For additional information, see Note 16 of the consolidated financial statements.

Changes in or the application of accounting standards issued by standard-setting bodies and changes in tax laws may adversely affect results of operations and financial condition

Our financial statements are subject to GAAP, which are periodically revised, interpreted or expanded. Accordingly, we may be required to adopt new guidance or interpretations, which may have a material effect on the results of operations and financial condition and could adversely impact financial strength ratings.

- Market declines, changes in business strategies or other events impacting the fair value of goodwill or purchased intangible assets could result in an impairment charge to income

- Realization of deferred tax assets assumes that we can fully utilize the deductions recognized for tax purposes; we may recognize additional tax expense if these assets are not fully utilized

- New tax legislative initiatives may be enacted that may impact the effective tax rate and could adversely affect our tax positions or tax liabilities

↪ For further details, see the Regulation section, MD&A, Application of Critical Accounting Estimates and Note 2 of the consolidated financial statements.

Misconduct or fraudulent acts by employees, agents and third parties may expose us to financial loss, disruption of business, regulatory assessments and reputational harm

The company and the insurance industry are susceptible to past and future misconduct or fraudulent activities by employees, representative agents, vendors, customers and other third parties. These activities could include:

- Fraud against the company, its employees and its customers through illegal or prohibited activities

- Unauthorized acts or representations, unauthorized use or disclosure of personal or proprietary information, deception, and misappropriation of funds or other benefits

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Governance

The Allstate Corporation Board of Directors ("Allstate Board") has overall responsibility for oversight of enterprise risk.

The Audit Committee of the Allstate Board oversees the effectiveness of the cybersecurity program. The Audit Committee retains an external cybersecurity advisor to consult on cybersecurity matters and perform assessments of the Allstate Information Security Program (the "Program").

The Chief Information Security Officer ("CISO") regularly updates the Audit Committee and Allstate Board on Information Security Program status, cybersecurity risk management, the control environment, emerging threat intelligence and key risk and performance measurements.

Our CISO is responsible for the development and execution of the security strategy which protects Allstate's information from external and internal cybersecurity threats. He has more than 20 years of information security leadership experience.

Risk management and strategy

The Enterprise Risk and Return Council has delegated the power and authority to manage cybersecurity risks to the Information Security Council ("ISC"). The CISO chairs the ISC, with senior management representation from across the Company including representatives from Privacy, Legal and Technology. The ISC monitors, makes mitigating decisions about, and escalates information security risks that are outside the Company's established risk tolerance. Additionally, it provides executive sponsorship of information security controls and oversees the development and review of the information security policy and enterprise security standards.

Information Security Program Allstate has implemented a robust Information Security Program to manage material risks from cybersecurity threats. The Company's Program uses a risk-based, defense-in-depth approach to identify, assess and manage cybersecurity risks to the Company's information assets and systems, enabling the business to achieve its objectives. The Information Security Program is aligned with industry best practices and standards including the ISO 27001/27002 standards, the Control Objectives for Information and Related Technologies Framework and the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF").

Allstate's Information Security Program outlines the responsibilities and expectations for the security of Allstate information systems. The Program includes standards, policies and procedures requiring the implementation of technical, administrative and physical controls to manage the risk to Allstate information and systems. These standards, policies and procedures cover industry-standard information security domains, including risk assessment, third-party supplier risk management, vulnerability management, identity and access management, application security, network security, cybersecurity awareness training, encryption and incident management.

Dedicated personnel support information security operations 24 hours per day, seven days per week. Allstate's incident response program is designed to detect, respond and recover from a range of cybersecurity-related incidents.

Allstate conducts risk and control assessments to proactively identify cybersecurity threats impacting the organization's business processes. The Company conducts enterprise threat-based risk assessments for multiple aspects of the business, including applications, infrastructure, environments and business processes. Allstate documents the identified risks, tracking them based on potential impact and the likelihood of them occurring.

Allstate performs control effectiveness tests, vulnerability scans and penetration tests to assess controls and proactively identify vulnerabilities for prioritization and remediation. Findings are managed and tracked in accordance with Allstate's governance, risk and compliance standards.

We also have a cybersecurity resiliency strategy that will enhance our ability to anticipate, withstand and recover from cybersecurity attacks and maintain the availability of our critical business operations. Cybersecurity resiliency plans improve our recovery speed to protect Allstate and its customers against adverse impacts due to ransomware and other cybersecurity events.

Item 2. Properties

In North America, we occupy approximately 685 retail stores, administrative, data processing, claims handling and other support facilities that total 710 thousand square feet owned and 3.9 million square feet leased.

Outside North America, we own 1 property in Northern Ireland and lease locations in India, the United Kingdom and Australia.

The locations where Allstate exclusive agencies operate in the U.S. are typically leased by the agencies.

Item 3. Legal Proceedings

Information required for Item 3 is incorporated by reference to the discussion under the heading "Regulation and compliance" and under the heading "Legal and regulatory proceedings and inquiries" in Note 16 of the consolidated financial statements.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

As of January 31, 2025, there were 54,363 holders of record of The Allstate Corporation's common stock. The principal market for the common stock is the New York Stock Exchange, where our common stock trades under the trading symbol "ALL". Our common stock is also listed on the Chicago Stock Exchange.

Common stock performance graph

The following performance graph compares the cumulative total shareholder return on Allstate common stock for a five-year period (December 31, 2019 to December 31, 2024) with the cumulative total return of the S&P Property and Casualty Insurance Index (S&P P/C) and the S&P 500 stock index.

Value at Each Year-End
of $100 Initial Investment Made on December 31, 2019

Allstate v. Published Indices



Value at each year-end of $100 initial investment made on December 31, 2019

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Allstate	$ 100.00	$ 99.88	$ 109.75	$ 129.88	$ 138.11	$ 194.19
S&P P/C	$ 100.00	$ 106.33	$ 124.95	$ 148.53	$ 164.49	$ 222.43
S&P 500	$ 100.00	$ 118.39	$ 152.34	$ 124.73	$ 157.48	$ 196.85

Issuer purchases of equity securities

Period	Total number of shares (or units) purchased [1]	Average price paid per share (or unit)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
October 1, 2024 - October 31, 2024				
Open Market Purchases	271	$ 190.57	—	
November 1, 2024 - November 30, 2024				
Open Market Purchases	5,140	$ 184.15	—	
December 1, 2024 - December 31, 2024				
Open Market Purchases	2,908	$ 204.01	—	
Total	**8,319**	**$ 191.30**	**—**	**$ —**

[1] In accordance with the terms of its equity compensation plans, Allstate acquired the following shares in connection with the vesting of restricted stock units and performance stock awards and the exercise of stock options held by employees and/or directors. The shares were acquired in satisfaction of withholding taxes due upon exercise or vesting and in payment of the exercise price of the options.

October: 271
November: 5,140
December: 2,908

Item 6. [Reserved]

None.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2024 Highlights

Overview

The following discussion highlights significant factors influencing the consolidated financial position and results of operations of The Allstate Corporation (referred to in this document as "we," "our," "us," the "Company" or "Allstate"). It should be read in conjunction with the consolidated financial statements and related notes found under Item 8. contained herein.

A discussion of strategy, including updates to the multi-year Transformative Growth initiative, can be found in Part 1, Item 1. Business.

This section of this Form 10-K generally discusses 2024 and 2023 results and year-to-year comparisons between 2024 and 2023. Discussions of 2022 results and year-to-year comparisons between 2023 and 2022 that are not included in this Form 10-K can be found in Management's Discussion and Analysis ("MD&A") in Part II, Item 7 of our annual report on Form 10-K for 2023, filed February 21, 2024.

The most important factors we monitor to evaluate the financial condition and performance for the Company include:

- *Allstate Protection*: premium, policies in force ("PIF"), new business sales, price changes, claim frequency and severity, catastrophes, loss ratio, expenses, underwriting results and combined ratio

- *Protection Services*: revenues, premium written, PIF and adjusted net income

- *Allstate Health and Benefits*: premiums, other revenue, new business sales, PIF, benefit ratio, expenses and adjusted net income

- *Investments*: exposure to market risk, asset allocation, credit quality, total return, net investment income, cash flows, net gains and losses on investments and derivatives, unrealized capital gains and losses, long-term returns and fixed income portfolio duration

- *Financial condition*: liquidity, parent holding company deployable assets, financial strength ratings, operating leverage, debt levels, book value per share and return on equity

Measuring segment profit or loss

The measure of segment profit or loss used in evaluating performance is underwriting income for the Allstate Protection and Run-off Property-Liability segments and adjusted net income for the Protection Services, Allstate Health and Benefits, and Corporate and Other segments.

Underwriting income (loss) is calculated as premiums earned and other revenue, less claims and claims expense ("losses"), amortization of deferred policy acquisition costs ("DAC"), operating costs and expenses, amortization or impairment of purchased intangibles, and restructuring and related charges, as determined using accounting principles generally accepted in the United States of America ("GAAP"). We use this measure in our evaluation of results of operations to analyze profitability.

Adjusted net income (loss) is net income (loss) applicable to common shareholders, excluding:

- Net gains and losses on investments and derivatives
- Pension and other postretirement remeasurement gains and losses
- Amortization or impairment of purchased intangibles
- Gain or loss on disposition
- Adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years
- Income tax expense or benefit on reconciling items

Macroeconomic impacts

Macroeconomic factors have and may continue to impact the results of our operations, financial condition and liquidity, such as U.S. government fiscal and monetary policies, conflict in the Middle East, the Russia/Ukraine conflict, supply chain disruptions, labor shortages and potential trade policy actions, such as tariffs and quotas. These factors should be considered when comparing the current period to prior periods. Macroeconomic impacts are disclosed in Part 1 "Item 1A. Risk Factors", including the risk factors titled "*A large-scale pandemic, the occurrence of terrorism, military actions, political and social unrest or other disruptive or destabilizing events may have an adverse effect on our business*" and "*Conditions in the global economy and capital markets could adversely affect the business and results of operations*". This is not inclusive of all potential impacts and should not be treated as such. Within the MD&A, we have included further disclosures related to macroeconomic impacts on our 2024 results.

Dispositions

On August 13, 2024, we entered into a share purchase agreement with StanCorp Financial Group, Inc. to sell American Heritage Life Insurance Company and American Heritage Service Company, comprising our employer voluntary benefits business for approximately $2.0 billion in cash. The employer voluntary benefits business is reported in the Allstate Health and Benefits segment, and beginning in the third quarter of 2024, the assets and liabilities of the business were classified as held for sale. The transaction is expected to close in the first half of 2025, subject to regulatory approvals and other customary closing conditions.

On January 30, 2025, Allstate entered into an agreement with Nationwide Life Insurance Company to sell Direct General Life Insurance Company, NSM Sales Corporation and The Association Benefits Solution, LLC, comprising the group health business for approximately $1.25 billion in cash, adjusted for the closing balance sheet. The group health business is reported in the Allstate Health and Benefits segment, and beginning in the first quarter of 2025, the assets and liabilities of the business will be classified as held for sale. The transaction is expected to close during 2025, subject to regulatory approvals and other customary closing conditions. The individual health business will either be retained or divested.

The transaction prices less costs to sell exceeds the carrying value of the net assets of both transactions, resulting in an expected gain that will be recognized at closing of each transaction. The ultimate amount of the anticipated gain on the sales will be impacted by purchase price adjustments associated with certain pre-close transactions, changes in the carrying value of net assets, changes in accumulated other comprehensive income and the related tax effects.

See Note 4 of the consolidated financial statements for further information on the employer voluntary benefits disposition.

2024 Operating priorities and results

Allstate continued to focus on its operating priorities while successfully executing a comprehensive plan to improve auto insurance profitability and making substantial progress in advancing Transformative Growth. The table below summarizes the results of our 2024 Operating Priorities.

2024 Operating priorities [1]		
Grow Customer Base	**Achieve 2024 Plan Growth Objectives**	Consolidated policies in force reached 208 million, a 7.2% increase from prior year. Allstate Protection policies in force decreased by 0.6% compared to the prior year, as continued growth in the homeowners insurance business was more than offset by declines in the auto insurance business.
		Protection Services policies in force and revenue increased 9.3% and 16.7%, respectively, primarily due to growth at Allstate Protection Plans through expanding distribution relationships and protection offerings.
Achieve Target Economic Returns on Capital	**Achieve 2024 Plan Returns**	Return on average Allstate common shareholders' equity was 25.8% in 2024.
		Total return on the $72.61 billion investment portfolio was 3.8% in 2024. Proactive portfolio management repositioned the fixed income portfolio into longer duration and higher-yielding assets to increase income.
		The Property-Liability combined ratio of 94.3 for the full year decreased compared to the prior year primarily reflecting successful execution of the Company's comprehensive auto insurance profitability plan and lower catastrophe losses.
Execute Transformative Growth	**Improve Customer Value**	Enterprise Net Promoter Score, which measures how likely customers are to recommend Allstate, finished below the prior year, reflecting the impact of substantial price increases necessary to offset higher loss costs.
		Improved over 25 million customer interactions.
	Expand Customer Access	Increased auto insurance new issued applications in all channels.
		National General continues to build a strong competitive position in independent agent distribution with successful expansion on non-standard auto sales and roll-out of our auto and home Custom360 product now available in 30 states.
	Increase Sophistication and Investment in Customer Acquisition	Increased advertising and reduced underwriting restrictions as higher average premium outpaced increased loss costs per policy.
	Deploy New Technology Ecosystems	Continued roll-out of Affordable, Simple and Connected auto insurance offering now available in 31 states for auto, 28 states for renters and Affordable, Simple and Connected homeowners insurance offering now available in 4 states.
		Continued to build a digital enterprise by expanding utilization of machine-based learning and artificial intelligence.
	Drive Organizational Transformation	Streamlined the organization by reducing bureaucracy, risk aversion and organizational silos.

[1] 2025 operating priorities will remain mostly consistent with the 2024 priorities.

Consolidated net income (loss) applicable to common shareholders

($ in millions)



Consolidated net income applicable to common shareholders was $4.55 billion in 2024 compared to net loss of $316 million in 2023, primarily due to improved underwriting results from increased earned premium and improved loss trends.

For the twelve months ended December 31, 2024, return on average Allstate common shareholders' equity was 25.8% compared to (2.0)% for the twelve months ended December 31, 2023.

Total revenue

($ in millions)



Total revenue increased 12.3% to $64.11 billion in 2024 compared to 2023, primarily due to premium rate increases and higher net investment income.

Net investment income

($ in millions)



Net investment income increased $614 million to $3.09 billion in 2024 compared to 2023, primarily due to higher market-based investment results. Market-based results continue to benefit from portfolio repositioning into higher yielding fixed income securities and higher investment balances.

Financial highlights

Investments totaled $72.61 billion as of December 31, 2024, increasing from $66.68 billion as of December 31, 2023.

Allstate shareholders' equity was $21.44 billion as of December 31, 2024 and $17.77 billion as of December 31, 2023. The increase is primarily due to net income, partially offset by dividends to shareholders.

Book value per diluted common share (ratio of Allstate common shareholders' equity to total common shares outstanding and dilutive potential common shares outstanding) was $72.35 as of December 31, 2024, an increase of 21.8% from $59.39 as of December 31, 2023.

Return on average Allstate common shareholders' equity For the twelve months ended December 31, 2024, return on Allstate common shareholders' equity was 25.8%, an increase of 27.8 points from (2.0)% for the twelve months ended December 31, 2023, primarily due to net income applicable to common shareholders.

Summarized financial results

($ in millions)	Years Ended December 31, 2024	2023	2022
Revenues			
Property and casualty insurance premiums	$ 56,388	$ 50,670	$ 45,904
Accident and health insurance premiums and contract charges	1,921	1,846	1,832
Other revenue	2,930	2,400	2,344
Net investment income	3,092	2,478	2,403
Net gains (losses) on investments and derivatives	(225)	(300)	(1,072)
Total revenues	**64,106**	**57,094**	**51,411**
Costs and expenses			
Property and casualty insurance claims and claims expense	(39,735)	(41,070)	(37,264)
Accident, health and other policy benefits	(1,241)	(1,071)	(1,042)
Amortization of deferred policy acquisition costs	(8,039)	(7,278)	(6,634)
Operating, restructuring and interest expenses	(9,087)	(7,685)	(7,832)
Pension and other postretirement remeasurement gains (losses)	37	(9)	(116)
Amortization of purchased intangibles	(280)	(329)	(353)
Total costs and expenses	**(58,345)**	**(57,442)**	**(53,241)**
Income (loss) from operations before income tax expense	**5,761**	**(348)**	**(1,830)**
Income tax (expense) benefit	(1,162)	135	488
Net income (loss)	**4,599**	**(213)**	**(1,342)**
Less: Net loss attributable to noncontrolling interest	(68)	(25)	(53)
Net income (loss) attributable to Allstate	**4,667**	**(188)**	**(1,289)**
Preferred stock dividends	(117)	(128)	(105)
Net income (loss) applicable to common shareholders	**$ 4,550**	**$ (316)**	**$ (1,394)**

Segment highlights

Allstate Protection underwriting income was $3.15 billion in 2024 compared to an underwriting loss of $2.09 billion in 2023, primarily due to increased premiums earned, favorable reserve reestimates and lower losses, partially offset by higher advertising costs.

Premiums written increased 11.1% to $55.93 billion in 2024 compared to $50.35 billion in 2023, reflecting higher premiums in auto and homeowners insurance.

Protection Services adjusted net income was $217 million in 2024 compared to $106 million in 2023. The increase in 2024 was due to premium growth at Allstate Protection Plans, improved claim severity at Allstate Roadside, higher lead sales revenue at Arity and both growth and lower costs at Allstate Identity Protection. Prior year adjusted net income was also negatively impacted by an increase in state income taxes for Allstate Dealer Services.

Premiums and other revenues increased 15.7% or $401 million to $2.96 billion in 2024 from $2.56 billion in 2023 primarily due to Allstate Protection Plans.

Allstate Health and Benefits adjusted net income was $186 million in 2024 compared to $242 million in 2023. The decrease was primarily due to increased benefit utilization across all lines of business.

Premiums and contract charges totaled $1.92 billion in 2024, an increase of 4.1% from $1.85 billion in 2023, primarily due to growth in individual health and group health, partially offset by a decline in employer voluntary benefits.

Income taxes

The effective tax rate is the ratio of income tax expense (benefit) divided by income (loss) from operations before income tax expense. For the year ended December 31, 2024, we reported an effective tax rate of 20.2% based on total income tax expense of $1.16 billion on total income from operations before income tax expense of $5.76 billion. The effective rate in 2024 is lower than the federal statutory rate of 21%, primarily due to tax benefits derived from tax credits, tax-exempt interest income, and share-based payments, offset by state income tax expense.

For the year ended December 31, 2023, we reported an effective tax rate of 38.8% based on a total income tax benefit of $135 million on the loss from operations before income tax benefit of $348 million. The effective tax rate in 2023 was higher than the federal statutory rate of 21% due to the additional tax benefit derived from tax credits, tax-exempt interest income and shared-based payments, offset by a change in valuation allowance and uncertain tax positions.

For additional information, see Note 17 of the consolidated financial statements.

Property-Liability Operations

Overview Property-Liability operations consist of two reportable segments: Allstate Protection and Run-off Property-Liability. These segments are consistent with the groupings of financial information that management uses to evaluate performance and to determine the allocation of resources.

We do not allocate Property-Liability investment income, net gains and losses on investments and derivatives, or assets to the Allstate Protection and Run-off Property-Liability segments. Management reviews assets at the Property-Liability level for decision-making purposes.

GAAP operating ratios are used to measure our profitability to enhance an investor's understanding of our financial results and are calculated as follows:

- *Loss ratio:* the ratio of claims and claims expense (loss adjustment expenses), to premiums earned. Loss ratios include the impact of catastrophe losses and prior year reserve reestimates.

- *Expense ratio:* the ratio of amortization of DAC, operating costs and expenses, amortization or impairment of purchased intangibles and restructuring and related charges, less other revenue to premiums earned.

- *Combined ratio:* the sum of the loss ratio and the expense ratio.

We have also calculated the following impacts of specific items on the GAAP operating ratios because of the volatility of these items between periods. The impacts are calculated by taking the specific items noted below divided by Property-Liability premiums earned:

- *Effect of catastrophe losses on combined ratio:* includes catastrophe losses and prior year reserve reestimates of catastrophe losses included in claims and claims expense

- *Effect of prior year reserve reestimates on combined ratio*

- *Effect of amortization of purchased intangibles on combined ratio*

- *Effect of restructuring and related charges on combined ratio*

- *Effect of Run-off Property-Liability business on combined ratio:* includes claims and claims expense, restructuring and related charges and operating costs and expenses in the Run-off Property-Liability segment

Premium measures and statistics are used to analyze our premium trends and are calculated as follows:

- *PIF*: policy counts are based on items rather than customers. A multi-car customer would generate multiple item (policy) counts, even if all cars were insured under one policy. Lender-placed policies are excluded from policy counts because relationships are with the lenders.

- *New issued applications*: item counts of automobile or homeowner insurance applications for insurance policies that were issued during the period, regardless of whether the customer was previously insured by another Allstate brand.

- *Average premium-gross written ("average premium")*: gross premiums written divided by issued item count. Gross premiums written include the impacts from discounts, surcharges and ceded reinsurance premiums and exclude the impacts from mid-term premium adjustments and premium refund accruals. Average premiums represent the appropriate policy term for each line.

- *Implemented rate changes*: represents the impact in the locations (U.S. states, the District of Columbia or Canadian provinces) where rate changes were implemented during the period as a percentage of total prior year-end premiums written.

Underwriting results

($ in millions, except ratios)	2024	2023	2022
Premiums written	$ 55,926	$ 50,347	$ 45,787
Premiums earned	$ 53,866	$ 48,427	$ 43,909
Other revenue	1,895	1,545	1,416
Claims and claims expense	(39,118)	(40,453)	(36,732)
Amortization of DAC	(6,676)	(6,070)	(5,570)
Other costs and expenses	(6,630)	(5,255)	(5,650)
Restructuring and related charges [1]	(51)	(143)	(44)
Amortization of purchased intangibles	(206)	(235)	(240)
Underwriting income (loss)	**$ 3,080**	**$ (2,184)**	**$ (2,911)**
Catastrophe losses			
Catastrophe losses, excluding reserve reestimates	$ 5,334	$ 5,660	$ 3,094
Catastrophe reserve reestimates [2]	(370)	(24)	18
Total catastrophe losses	**$ 4,964**	**$ 5,636**	**$ 3,112**
Non-catastrophe reserve reestimates [2]	$ 62	$ 574	$ 1,726
Prior year reserve reestimates [2]	(308)	550	1,744
GAAP operating ratios			
Loss ratio	72.6	83.5	83.6
Expense ratio [3]	21.7	21.0	23.0
Combined ratio	94.3	104.5	106.6
Effect of catastrophe losses on combined ratio	9.2	11.6	7.1
Effect of prior year reserve reestimates on combined ratio	(0.5)	1.2	3.9
Effect of catastrophe losses included in prior year reserve reestimates on combined ratio	(0.7)	—	—
Effect of restructuring and related charges on combined ratio [1]	0.2	0.3	0.1
Effect of amortization of purchased intangibles on combined ratio	0.3	0.5	0.5
Effect of Run-off Property-Liability business on combined ratio	0.2	0.2	0.3

[1] Restructuring and related charges in 2024 primarily relate to the organizational transformation component of the Transformative Growth plan. See Note 15 of the consolidated financial statements for additional details.

[2] Favorable reserve reestimates are shown in parentheses.

[3] Other revenue is deducted from operating costs and expenses in the expense ratio calculation.

Allstate Protection Segment

  

   Private passenger auto, homeowners, and other personal lines insurance products are offered to consumers through exclusive agents, independent agents and directly to the consumer through contact centers and online. Our strategy is to offer products that allow customers to interact with us when, where and how they want affordable, simple and connected protection products. For additional information on our strategy and outlook, see Part l, Item 1. Business - Strategy and Segment Information.

Underwriting results

	For the years ended December 31,		
($ in millions)	2024	2023	2022
Premiums written	$ 55,926	$ 50,347	$ 45,787
Premiums earned	$ 53,866	$ 48,427	$ 43,909
Other revenue	1,895	1,545	1,416
Claims and claims expense	(39,050)	(40,364)	(36,607)
Amortization of DAC	(6,676)	(6,070)	(5,570)
Other costs and expenses	(6,625)	(5,251)	(5,646)
Restructuring and related charges	(51)	(142)	(44)
Amortization of purchased intangibles	(206)	(235)	(240)
Underwriting income (loss)	**$ 3,153**	**$ (2,090)**	**$ (2,782)**
Catastrophe losses	$ 4,964	$ 5,636	$ 3,112

   Underwriting income was $3.15 billion in 2024 compared to underwriting loss of $2.09 billion in 2023, primarily due to increased premiums earned, favorable reserve reestimates and lower losses, partially offset by higher advertising costs.

Change in underwriting results from 2023 to 2024

($ in millions)

	2023	Premiums earned	Other revenue	Incurred losses, excluding catastrophe losses	Catastrophe losses, excluding reserve reestimates	Catastrophe reserve reestimates	Non-catastrophe reserve reestimates	Expenses	2024
	$(2,090)	5,439	350	151	326	346	491	(1,860)	$3,153

Change in underwriting results from 2022 to 2023

($ in millions)

	2022	Premiums earned	Other revenue	Incurred losses, excluding catastrophe losses	Catastrophe losses, excluding reserve reestimates	Catastrophe reserve reestimates	Non-catastrophe reserve reestimates	Expenses	2023
	$(2,782)	4,518	129	(2,349)	(2,566)	42	1,116	(198)	$(2,090)

Underwriting income (loss) by line of business

($ in millions)		For the years ended December 31,				
		2024		**2023**		**2022**
Auto	$	1,810	$	(1,109)	$	(3,014)
Homeowners		1,319		(803)		671
Other personal lines [(1)]		67		(39)		(88)
Commercial lines		(240)		(265)		(464)
Other business lines [(2)]		185		115		105
Answer Financial		12		11		8
Total	$	**3,153**	$	**(2,090)**	$	**(2,782)**

[(1)] Include renters, condominium, landlord and other personal lines products.

[(2)] Other business lines represents commissions earned and other costs and expenses for Ivantage, non-proprietary life and annuity products, and lender-placed products.

   Premium measures and statistics include PIF, new issued applications and average premiums to analyze our premium trends. Premiums written is the amount of premiums charged for policies issued during a fiscal period. Premiums are considered earned and are included in the financial results on a pro-rata basis over the policy period. The portion of premiums written applicable to the unexpired term of the policies is recorded as unearned premiums on our Consolidated Statements of Financial Position.

Premiums written by line of business

($ in millions)		For the years ended December 31,				
		2024		**2023**		**2022**
Auto	$	37,296	$	33,958	$	30,666
Homeowners		14,416		12,584		11,209
Other personal lines		3,068		2,519		2,249
Commercial lines		495		720		1,124
Other business lines		651		566		539
Total premiums written	$	**55,926**	$	**50,347**	$	**45,787**

Premiums earned by line of business

($ in millions)		For the years ended December 31,				
		2024		**2023**		**2022**
Auto	$	36,475	$	32,940	$	29,715
Homeowners		13,360		11,739		10,418
Other personal lines		2,823		2,387		2,159
Commercial lines		609		811		1,123
Other business lines		599		550		494
Total premiums earned	$	**53,866**	$	**48,427**	$	**43,909**

Reconciliation of premiums written to premiums earned

($ in millions)		For the years ended December 31,				
		2024		**2023**		**2022**
Total premiums written	$	**55,926**	$	**50,347**	$	**45,787**
Increase in unearned premiums		(1,966)		(2,004)		(1,776)
Other		(94)		84		(102)
Total premiums earned	$	**53,866**	$	**48,427**	$	**43,909**

Unearned premium balance by line of business

($ in millions)		As of December 31,		
		2024		**2023**
Auto	$	10,931	$	10,116
Homeowners		8,060		6,986
Other personal lines		1,473		1,333
Commercial lines		248		349
Other business lines		355		317
Total	$	**21,067**	$	**19,101**

Policies in force by line of business

PIF (thousands)	2024	2023	2022
Auto	24,936	25,283	26,034
Homeowners	7,511	7,338	7,260
Other personal lines	4,870	4,863	4,936
Commercial lines	213	284	311
Total	**37,530**	**37,768**	**38,541**

Auto insurance premiums written increased 9.8% or $3.34 billion in 2024 compared to 2023, primarily due to the following factors:

- Increased average premiums driven by rate increases. In 2024, rate increases of 10.4% were implemented in 55 locations, resulting in total insurance premium impact of 7.5%
- In 2024, we have removed underwriting restrictions in areas that represent the majority of Allstate brand countrywide premiums, which is expected to increase premiums written and PIF. In locations not achieving acceptable returns, we expect to continue to pursue targeted rate increases. In states where we are not achieving acceptable returns, we plan to implement rates that keep pace with increasing costs. See Note 9 for additional details on actions taken related to Adirondack Insurance Exchange and New Jersey Skylands Insurance Association

- PIF decreased 1.4% or 347 thousand to 24,936 thousand as of December 31, 2024 compared to December 31, 2023
- Increased new issued applications in all channels

Auto premium measures and statistics

	2024	2023	2022	2024 vs. 2023
New issued applications (thousands)				
Allstate Protection by channel				
Exclusive agency	2,579	2,294	2,401	12.4 %
Independent agency	2,276	1,989	1,718	14.4
Direct	2,247	1,632	2,202	37.7
Total new issued applications	**7,102**	**5,915**	**6,321**	**20.1**
Allstate brand average premium	$ 843	$ 757	$ 659	11.4 %

Homeowners insurance premiums written increased 14.6% or $1.83 billion in 2024 compared to 2023, primarily due to the following factors:

- Higher Allstate brand average premiums from implemented rate increases, combined with policies in force growth
- In 2024 rate increases of 14.5% were implemented in 53 locations, resulting in total insurance premium impact of 11.0%
- Increased new issued applications in the exclusive agency and direct channels

Policy growth is being driven primarily by the Allstate brand and is geographically widespread. We are not writing new homeowners business in California and Florida and we did not write new homeowners business in New Jersey in 2024. We are also non-renewing certain policies in Florida. We may not be able to grow in certain states without regulatory or legislative reforms that enable customers to be provided coverage at appropriate risk adjusted returns.

National General policy growth may be negatively impacted as we improve underwriting margins to targeted levels through underwriting and rate actions. See Note 9 for additional details on actions taken related to Adirondack Insurance Exchange and New Jersey Skylands Insurance Association.

Homeowners premium measures and statistics

	2024	2023	2022	2024 vs. 2023
New issued applications (thousands)				
Allstate Protection by channel				
Exclusive agency	946	800	826	18.3 %
Independent agency	226	232	202	(2.6)
Direct	133	79	94	68.4
Total new issued applications	**1,305**	**1,111**	**1,122**	**17.5**
Allstate brand average premium	$ 2,021	$ 1,812	$ 1,614	11.5 %

Other personal lines premiums written increased 21.8% or $549 million in 2024 compared to 2023, primarily due to involuntary auto policies purchased from other carriers by National General and Allstate brand landlords policies. We are not writing condominium new business in California and Florida and we are non-renewing certain policies in Florida.

Commercial lines premiums written decreased 31.3% or $225 million in 2024 compared to 2023, due to the strategic decision for the Allstate brand to stop writing new business and non-renew certain policies. We are committed to offering comprehensive commercial products to customers through our exclusive agency, independent agency and direct channels, with solutions offered by the National General brand, NEXT Insurance and other brokered solutions.

Other business lines premiums written increased 15.0% or $85 million in 2024 compared to 2023 due to growth in the lender-placed business.

GAAP operating ratios include loss ratio, expense ratio and combined ratio to analyze our profitability trends. Frequency and severity changes are used to describe the trends in loss costs.

Combined ratios by line of business

	For the years ended December 31,								
	Loss ratio			Expense ratio [2]			Combined ratio		
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Auto	72.7	82.8	87.2	22.3	20.6	22.9	95.0	103.4	110.1
Homeowners	68.1	85.4	71.1	22.0	21.4	22.5	90.1	106.8	93.6
Other personal lines [1]	85.9	82.0	79.7	11.7	19.6	24.4	97.6	101.6	104.1
Commercial lines	111.5	105.8	120.7	27.9	26.9	20.6	139.4	132.7	141.3
Other business lines	55.8	48.4	39.5	13.3 [3]	30.7	39.2	69.1	79.1	78.7
Total	**72.4**	**83.3**	**83.3**	**21.7**	**21.0**	**23.0**	**94.1**	**104.3**	**106.3**
Impact of amortization of purchased intangibles				0.3	0.5	0.5	0.3	0.5	0.5
Impact of restructuring and related charges				0.2	0.3	0.1	0.2	0.3	0.1

[1] Expense ratio includes other revenue of $223 million, $57 million, and $19 million in 2024, 2023 and 2022, respectively, for fees on involuntary auto policies.

[2] Other revenue is deducted from operating costs and expenses in the expense ratio calculation.

[3] Includes anticipated return commissions on lender-placed business due to increased losses.

Loss ratios by line of business

	For the years ended December 31,											
	Loss ratio			Effect of catastrophe losses			Effect of prior year reserve reestimates			Effect of catastrophe losses included in prior year reserve reestimates		
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Auto	72.7	82.8	87.2	2.2	2.1	1.7	(1.0)	0.7	4.0	(0.1)	(0.2)	(0.2)
Homeowners	68.1	85.4	71.1	27.8	38.6	21.6	(2.9)	0.8	1.9	(2.4)	0.3	0.7
Other personal lines	85.9	82.0	79.7	12.8	14.6	12.3	7.7	0.8	(1.5)	(0.2)	(0.8)	0.1
Commercial lines	111.5	105.8	120.7	2.8	3.7	2.5	27.3	10.4	24.2	(0.8)	1.0	(0.1)
Other business lines	55.8	48.4	39.5	11.9	7.5	9.1	—	2.2	(1.2)	—	—	0.8
Total	**72.4**	**83.3**	**83.3**	**9.2**	**11.6**	**7.1**	**(0.7)**	**1.0**	**3.6**	**(0.7)**	**—**	**—**

Auto underwriting results

	For the periods ended											
	2024				2023				2022			
($ in millions, except ratios)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Underwriting income (loss)	$ 603	$486	$370	$351	$ 93	$(178)	$(678)	$(346)	$(974)	$(1,315)	$(578)	$(147)
Loss ratio	69.3	71.9	74.2	75.4	78.5	81.4	87.9	83.4	90.6	95.3	84.9	77.6
Effect of prior year non-catastrophe reserve reestimates	(0.4)	(0.6)	(1.9)	(0.7)	1.7	0.3	1.4	(0.1)	2.3	8.5	3.8	2.1

Frequency and severity are influenced by:

- Supply chain disruptions and labor shortages
- Mix of repairable losses and total losses
- Value of total losses due to changes in used car prices
- Changes in medical inflation and consumption
- Number of claims with attorney representation
- Labor and part cost increases
- Changes in commuting activity
- Driving behavior (e.g., speed, time of day) impacting severity and mix of claim types

- Organizational and process changes impacting claim opening and closing practices and shifts in timing, if any, can impact comparisons to prior periods

The quarterly auto loss ratio has been more variable due to these and additional factors discussed below.

Auto loss ratio decreased 10.1 points in 2024 compared to 2023 driven by increased earned premiums and lower non-catastrophe losses compared to the prior year. Estimated report year 2024 incurred claim severity for Allstate increased compared to report year 2023 for major coverages due to higher repair costs, a higher mix of total losses, an increase in claims with attorney representation, higher medical consumption, and inflation. Gross claim frequency decreased relative to the prior year. We continue to enhance our claims practices to manage loss costs by increasing resources and expanding re-inspections, accelerating resolution of bodily injury claims, and negotiating improved vendor services and parts agreements.

Homeowners loss ratio decreased 17.3 points in 2024 compared to 2023, primarily due to increased premiums earned and lower losses.

Gross claim frequency decreased in 2024 compared to 2023 primarily due to fewer claims reported related to water and fire perils. Paid claim severity increased in 2024 compared to 2023 due to inflationary loss cost pressure driven by increases in labor and materials costs. Homeowner paid claim severity can be impacted by both the mix of perils and the magnitude of specific losses paid during the period.

Other personal lines loss ratio increased 3.9 points in 2024 compared to 2023, primarily due to higher losses and unfavorable reserve development, partially offset by increased premiums earned.

Commercial lines loss ratio increased 5.7 points in 2024 compared to 2023 primarily due to lower

premiums earned driven by Allstate brand strategy changes and unfavorable reserve development related to the shared economy business, partially offset by lower non-catastrophe losses.

Other business lines loss ratio increased 7.4 points in 2024 compared to 2023 primarily due to higher losses.

Catastrophe losses decreased 11.9% or $672 million in 2024 compared to 2023 primarily due to lower losses per event for wind and hail events, partially offset by higher losses from hurricanes. Favorable prior year reserve reestimates of $370 million in 2024 were primarily due to reserve reestimates in homeowners lines for 2023 events.

We define a "catastrophe" as an event that produces pre-tax losses before reinsurance in excess of $1 million and involves multiple first-party policyholders, or a winter weather event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are caused by various natural events including high winds, winter storms and freezes, tornadoes, hailstorms, wildfires, tropical storms, tsunamis, hurricanes, earthquakes and volcanoes.

We are also exposed to man-made catastrophic events, such as certain types of terrorism, civil unrest, wildfires or industrial accidents. The nature and level of catastrophes in any period cannot be reliably predicted.

Catastrophe losses by the type of event

($ in millions)	Number of events	2024	Number of events	2023	Number of events	2022
		For the years ended December 31,				
Hurricanes/tropical storms	5	$ 1,180	3	$ 66	2	$ 399
Tornadoes	2	85	4	189	4	192
Wind/hail	113	3,832	136	5,065	106	1,936
Wildfires	10	71	4	335	9	52
Freeze/other events	2	166	2	5	3	515
Prior year reserve reestimates [1]		(370)		(24)		18
Total catastrophe losses	**132**	**$ 4,964**	**149**	**$ 5,636**	**124**	**$ 3,112**

[1] Includes reinsurance recoveries.

Catastrophe management

Historical catastrophe experience For the last ten years, the average annual impact of catastrophes on our loss ratio was 8.6 points, but it has varied from 5.7 points to 11.6 points. The impact of catastrophes on the homeowners loss ratio in 2024 was 27.8 points compared to the average annual impact for the last ten years of 27.6 points. Over time, we have limited our aggregate insurance exposure to catastrophe losses in certain regions of the country that are subject to high levels of natural catastrophes by our participation in various state facilities. For further discussion of these facilities, see Note 16 of the consolidated financial statements. However, the impact of these actions may

be diminished by the growth in insured values, the effect of state insurance laws and regulations and we may not be able to maintain our current level of reinsurance or purchase new reinsurance protection in amounts we consider sufficient at acceptable prices. In addition, in various states we are required to participate in assigned risk plans, reinsurance facilities and joint underwriting associations that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers including the California FAIR Plan Association. Because of our participation in these and other state facilities such as wind pools, we may be exposed to losses that surpass the capitalization of these facilities and to assessments from these facilities.

We have continued to take actions to maintain an appropriate level of exposure to catastrophic events while continuing to meet the needs of our customers, including the following:

- Continuing to limit or not offer new homeowners, manufactured home and landlord package policy business in certain coastal geographies. Additionally, we:
  - Reduced our exposure to high-risk areas, including California and Florida. We have decreased our overall homeowner exposure in California by more than 50% since 2007. Additionally, from 2016 to 2022 we wrote a limited number of homeowners policies in select areas of California. In 2022 we stopped writing new homeowners and condominium business in the states of California and Florida. As a result, since December 31, 2023, PIF has declined by approximately 5.0% and 21% in California and Florida, respectively.
  - Write homeowners coverage, excluding in Florida, through our excess and surplus lines carrier, North Light Specialty Insurance Company ("North Light"), which can include earthquake coverage (other than fire following earthquakes) that is currently ceded via quota share reinsurance.

- Increased capacity in our brokerage platform for customers not offered an Allstate policy. As of December 31, 2024, Ivantage had $2.57 billion non-proprietary premiums under management.

- Ceded wind exposure related to insured property located in wind pool eligible areas in certain states.

- Generally require higher deductibles for tropical cyclone than all peril deductibles which are in place for a large portion of coastal insured properties.

- Include coverage for flood-related losses for auto comprehensive damage coverage since we have additional catastrophe exposure, beyond the property lines, for auto customers who have purchased comprehensive damage coverage.

- Provide options of coverage for roof damage, including graduated coverage and pricing based on roof type and age. In 2024, premiums written totaled $8.75 billion or 60.7% of homeowners premiums written.

Hurricanes We consider the greatest areas of potential catastrophe losses due to hurricanes to be major metropolitan centers along the eastern and gulf coasts of the United States. The average premium on a property policy near these coasts is generally greater than in other areas. However, average premiums are often not considered commensurate with the inherent risk of loss. In addition, as explained in Note 16 of the consolidated financial statements, in various states Allstate is subject to assessments from assigned risk plans, reinsurance facilities and joint underwriting associations providing insurance for wind related property losses.

We have addressed our risk of hurricane loss by, among other actions, purchasing reinsurance for specific states and on a countrywide basis for our personal lines property insurance in areas most exposed to hurricanes, limiting personal homeowners, landlord package policy and manufactured home new business writings in coastal areas in southern and eastern states, implementing tropical cyclone deductibles where appropriate, and not offering continuing coverage on certain policies in coastal counties in certain states. We continue to seek appropriate returns for the risks we write. This may require further actions, similar to those already taken, in geographies where we are not getting appropriate returns. However, we may maintain or opportunistically increase our presence in areas where adequate risk adjusted returns can be achieved.

Earthquakes We do not offer earthquake coverage in most states. We retain approximately 23,000 PIF with earthquake coverage, with the largest number of policies located in Kentucky, due to regulatory and other reasons. We purchase reinsurance in Kentucky and enter into arrangements in many states to make earthquake coverage available through our brokerage platform.

We continue to have exposure to earthquake risk on certain policies that do not specifically exclude coverage for earthquake losses, including our auto policies, and to homeowners insurance fire losses following earthquakes. Allstate homeowner policyholders in California are offered coverage for damage caused by an earthquake through the California Earthquake Authority ("CEA"), a privately financed, publicly managed state agency created to provide insurance coverage for earthquake damage. Allstate is subject to assessments from the CEA under certain circumstances as explained in Note 16 of the consolidated financial statements. While North Light writes property policies in California, which can include earthquake coverage, this coverage is 100% ceded via quota share reinsurance.

Fires following earthquakes Under a standard homeowners policy we cover fire losses, including those caused by an earthquake. Actions taken related to our risk of loss from fires following earthquakes include restrictive underwriting guidelines in California for new business writings, purchasing reinsurance for Kentucky personal lines property risks, and purchasing nationwide occurrence reinsurance, excluding Florida.

Wildfires Actions taken related to managing our risk of loss from wildfires include purchasing nationwide occurrence reinsurance, new and renewal inspection programs to identify and remediate wildfire risk as well as leveraging contemporary underwriting tools in select areas. While these programs are designed to mitigate risk, the exposure to wildfires still exists. We continue to manage our exposure and seek appropriate returns for the risks we write. In addition, as explained in Note 16 of the consolidated financial statements, Allstate is subject to assessments from the California FAIR Plan Association providing insurance for property losses. Refer to Note 1 for more information on the impact of the California wildfires.

To manage the exposure, we may implement further actions, similar to those already taken, in geographies where we are not achieving appropriate returns. However, we may maintain or opportunistically increase our presence in areas where adequate risk adjusted returns can be achieved.

Catastrophe reinsurance The total cost of our property catastrophe reinsurance programs, excluding reinstatement premiums, during 2024 was $1.11 billion compared to $1.02 billion during 2023. Catastrophe placement premiums reduce net written and earned premium with approximately 80% of the reduction related to homeowners premium. A description of our current catastrophe reinsurance program appears in Note 12 of the consolidated financial statements.

Expense ratio increased 0.7 points in 2024 compared to 2023, primarily due to an increase in advertising costs, partially offset by higher earned premium growth relative to fixed costs.

Impact of specific costs and expenses on the expense ratio

($ in millions, except ratios)	For the years ended December 31,			2024 vs 2023	2023 vs 2022
	2024	2023	2022		
Amortization of DAC	$ 6,676	$ 6,070	$ 5,570	$ 606	$ 500
Advertising expense	1,863	638	934	1,225	(296)
Other costs and expenses, net of other revenue	2,867	3,068	3,296	(201)	(228)
Amortization of purchased intangibles	206	235	240	(29)	(5)
Restructuring and related charges	51	142	44	(91)	98
Total underwriting expenses	**$ 11,663**	**$ 10,153**	**$ 10,084**	**$ 1,510**	**$ 69**
Premiums earned	**$ 53,866**	**$ 48,427**	**$ 43,909**	**$ 5,439**	**$ 4,518**
Expense ratio					
Amortization of DAC	12.4	12.5	12.7	(0.1)	(0.2)
Advertising expense	3.5	1.3	2.2	2.2	(0.9)
Other costs and expenses, net of other revenue	5.3	6.4	7.5	(1.1)	(1.1)
Subtotal	21.2	20.2	22.4	1.0	(2.2)
Amortization of purchased intangibles	0.3	0.5	0.5	(0.2)	—
Restructuring and related charges	0.2	0.3	0.1	(0.1)	0.2
Total expense ratio	**21.7**	**21.0**	**23.0**	**0.7**	**(2.0)**

Deferred acquisition costs We establish a DAC asset for costs that are related directly to the acquisition of new or renewal insurance policies, principally agent remuneration and premium taxes. DAC is amortized to income over the period in which premiums are earned.

DAC balance as of December 31 by product type

($ in millions)	2024	2023
Auto	$ 1,302	$ 1,207
Homeowners	958	890
Other personal lines	182	177
Commercial lines	31	42
Other business lines	75	63
Total DAC	**$ 2,548**	**$ 2,379**

Run-off Property-Liability Segment

The Run-off Property-Liability segment includes results from property and casualty insurance coverage that primarily relates to policies written during the 1960s through the mid-1980s. Our exposure to asbestos, environmental and other run-off lines claims arises principally from direct excess commercial insurance, assumed reinsurance coverage, direct primary commercial insurance and other businesses in run-off. We may pursue settlement agreements including policy buybacks on direct excess commercial business when appropriate to improve the certainty of the liabilities. Settlement agreements are negotiated contracts between Allstate and third parties that generally set forth the rights and obligations of the parties, including terms of payment for claims. For additional information on our strategy and outlook, see Part I, Item 1. Business - Strategy and Segment Information.

Underwriting results

($ in millions)	For the years ended December 31,		
	2024	**2023**	**2022**
Claims and claims expense			
Asbestos claims	$ (19)	$ (44)	$ (34)
Environmental claims	(10)	(18)	(56)
Other run-off lines	(39)	(27)	(35)
Total claims and claims expense	**(68)**	**(89)**	**(125)**
Operating costs and expenses	(5)	(5)	(4)
Underwriting loss	**$ (73)**	**$ (94)**	**$ (129)**

Underwriting losses in 2024 of $73 million and $94 million in 2023 primarily related to our annual reserve review using established industry and actuarial best practices and loss adjustment expenses. The annual review resulted in unfavorable reserve reestimates totaling $58 million and $80 million in 2024 and 2023, respectively. The reserve reestimates are included as part of claims and claims expense.

The reserve reestimates in 2024 primarily related to new reported information for asbestos related claims and adverse developments within the other run-off lines. The reserve reestimates in 2023 primarily related to new reported information and defense costs for asbestos related claims and other run-off exposures and higher than expected environmental reported losses.

We believe that our reserves are appropriately established based on available facts, technology, laws, regulations, and assessments of other pertinent factors and characteristics of exposure (e.g., claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, assuming no change in the legal, legislative or economic environment. However, as we progress with the resolution of disputed claims in the courts and arbitrations and with negotiations and settlements, our reported losses may be more variable.

Reserves for asbestos, environmental and other run-off claims before and after the effects of reinsurance

($ in millions)	December 31, 2024	December 31, 2023
Asbestos claims		
Gross reserves	$ 1,124	$ 1,166
Reinsurance	(350)	(362)
Net reserves	774	804
Environmental claims		
Gross reserves	320	331
Reinsurance	(61)	(64)
Net reserves	259	267
Other run-off claims		
Gross reserves	439	445
Reinsurance	(58)	(72)
Net reserves	381	373
Total		
Gross reserves	1,883	1,942
Reinsurance	(469)	(498)
Net reserves	**$ 1,414**	**$ 1,444**

Reserves by type of exposure before and after the effects of reinsurance

($ in millions)	December 31, 2024	December 31, 2023
Direct excess commercial insurance		
Gross reserves	$ 1,082	$ 1,114
Reinsurance	(363)	(382)
Net reserves	719	732
Assumed reinsurance coverage		
Gross reserves	581	603
Reinsurance	(54)	(54)
Net reserves	527	549
Direct primary commercial insurance		
Gross reserves	133	140
Reinsurance	(51)	(61)
Net reserves	82	79
Other run-off business		
Gross reserves	—	1
Reinsurance	—	—
Net reserves	—	1
Unallocated loss adjustment expenses		
Gross reserves	87	84
Reinsurance	(1)	(1)
Net reserves	86	83
Total		
Gross reserves	1,883	1,942
Reinsurance	(469)	(498)
Net reserves	$ 1,414	$ 1,444

Percentage of gross and ceded reserves by case and incurred but not reported ("IBNR")

	December 31, 2024		December 31, 2023	
	Case	IBNR	Case	IBNR
Direct excess commercial insurance				
Gross reserves [1]	58 %	42 %	57 %	43 %
Ceded [2]	62	38	63	37
Assumed reinsurance coverage				
Gross reserves	34	66	32	68
Ceded	51	49	43	57
Direct primary commercial insurance				
Gross reserves	54	46	59	41
Ceded	87	13	83	17

[1] Approximately 65% and 68% of gross case reserves as of December 31, 2024 and December 31, 2023, respectively, are subject to settlement agreements that define and limit our obligations.

[2] Approximately 72% of ceded case reserves as of both December 31, 2024 and December 31, 2023 are subject to settlement agreements that define and limit our obligations.

Gross payments from case reserves by type of exposure

($ in millions)	For the years ended December 31,	
	2024	2023
Direct excess commercial insurance		
Gross [1]	$ 67	$ 72
Ceded [2]	(25)	(27)
Assumed reinsurance coverage		
Gross	45	45
Ceded	(2)	(8)
Direct primary commercial insurance		
Gross	6	7
Ceded	(2)	—

[1] In 2024 and 2023, 87% and 85% of payments related to settlement agreements, respectively.

[2] In 2024 and 2023, 93% and 83% of payments related to settlement agreements, respectively.

Total net reserves as of December 31, 2024, included $723 million or 51% of estimated IBNR reserves compared to $762 million or 53% of estimated IBNR reserves as of December 31, 2023.

Total gross payments were $118 million and $124 million for 2024 and 2023, respectively. Payments primarily related to settlement agreements reached with several insureds on large claims, mainly asbestos related losses, where the scope of coverages has been agreed upon. The claims associated with these settlement agreements are expected to be substantially paid out over the next several years as qualified claims are submitted by these insureds. Reinsurance collections were $39 million and $35 million for 2024 and 2023, respectively. The allowance for uncollectible reinsurance recoverables was $61 million and $59 million as of December 31, 2024 and 2023, respectively. The allowance represents 11.3% and 10.3% of the related reinsurance recoverable balances as of December 31, 2024 and 2023, respectively.

Protection Services Segment

   

Protection Services is comprised of Allstate Protection Plans, Allstate Dealer Services, Allstate Roadside, Arity and Allstate Identity Protection. In 2024, Protection Services represented 80.0% of total PIF and 4.8% of premiums written. We offer consumer product protection plans, automotive protection and insurance products (including vehicle service contracts, guaranteed asset protection, road hazard tire and wheel and paintless dent repair protection), roadside assistance, mobility data collection services and analytic solutions using automotive telematics information and identity theft protection and remediation services. For additional information on our strategy and outlook, see Part I, Item 1. Business - Strategy and Segment Information.

Summarized financial information

	For the years ended December 31,		
($ in millions)	2024	2023	2022
Premiums written	$ 2,797	$ 2,663	$ 2,699
Revenues			
Premiums	$ 2,522	$ 2,243	$ 1,995
Other revenue	441	319	347
Intersegment insurance premiums and service fees [(1)]	180	138	149
Net investment income	94	73	48
Costs and expenses			
Claims and claims expense	(641)	(632)	(532)
Amortization of DAC	(1,217)	(1,058)	(928)
Operating costs and expenses	(1,090)	(889)	(874)
Restructuring and related charges	(2)	(6)	(2)
Income tax expense on operations	(71)	(83)	(35)
Less: noncontrolling interest	(1)	(1)	(1)
Adjusted net income	$ 217	$ 106	$ 169
Allstate Protection Plans	$ 157	$ 117	$ 150
Allstate Dealer Services	21	(15)	35
Allstate Roadside	39	24	7
Arity	(8)	(18)	(11)
Allstate Identity Protection	8	(2)	(12)
Adjusted net income	$ 217	$ 106	$ 169
Policies in force			
Allstate Protection Plans	159,761	145,292	138,726
Allstate Dealer Services	3,710	3,776	3,865
Allstate Roadside	758	553	531
Allstate Identity Protection	2,511	2,884	3,112
Policies in force as of December 31 (in thousands)	166,740	152,505	146,234

[(1)] Primarily related to Arity and Allstate Roadside and are eliminated in our consolidated financial statements.

Premiums written increased 5.0% or $134 million in 2024 compared to 2023, primarily due to international growth at Allstate Protection Plans, partially offset by lower sales at Allstate Roadside.

Adjusted net income increased 104.7% or $111 million in 2024 compared to 2023, due to premium growth at Allstate Protection Plans, improved claim severity at Allstate Roadside, higher lead sales revenue at Arity and both growth and lower costs at Allstate Identity Protection. Prior year adjusted net income was also negatively impacted by an increase in state income taxes for Allstate Dealer Services.

PIF increased 9.3% or 14 million in 2024 compared to 2023 due to growth at Allstate Protection Plans.

Other revenue increased 38.2% or $122 million in 2024 compared to 2023, primarily due to higher revenue from increased customer lead sale purchases at Arity.

Intersegment premiums and service fees increased 30.4% to $180 million in 2024 compared to 2023, driven by increased lead sale purchases and higher software revenue at Arity.

Claims and claims expense increased 1.4% or $9 million in 2024 compared to 2023, primarily driven by growth at Allstate Protection Plans partially offset by improved margins at Allstate Protection Plans resulting from lower frequency and lower claim severity at Allstate Roadside.

Amortization of DAC increased 15.0% or $159 million in 2024 compared to 2023, driven by growth at Allstate Protection Plans.

Operating costs and expenses increased 22.6% or $201 million in 2024 compared to 2023, primarily due to expenses related to growth at Arity and Allstate Protection Plans, partially offset by lower expenses at Allstate Roadside and Allstate Identity Protection.

Reserve for Property and Casualty Insurance Claims and Claims Expense

Underwriting results are significantly influenced by estimates of claims and claims expense reserves. The facts and circumstances leading to reestimates of reserves relate to claim activity and updates to the development factors used to predict how losses are likely to develop from the end of a reporting period until all claims have been paid. Reestimates occur when actual losses differ from those predicted by the estimated development factors used in prior reserve estimates. For a description of our reserve process, see Note 10 of the consolidated financial statements. For a description of our reserving policies and the potential variability in our reserve estimates, see the Application of Critical Accounting Estimates section of the MD&A. Reserves are an estimate of amounts necessary to settle all outstanding claims, including IBNR claims, as of the reporting date.

We believe the net loss reserves exposures are appropriately established based on available facts, laws and regulations.

Total claims and claims expense reserves, net of recoverables ("net reserves"), as of December 31

($ in millions)	2024		2023		2022
Allstate Protection	$	31,846	$ 29,969	$	26,876
Run-off Property-Liability		1,414	1,444		1,451
Total Property-Liability		33,260	31,413		28,327
Protection Services		55	49		38
Total net reserves	$	**33,315**	$ **31,462**	$	**28,365**
Reserve for property and casualty insurance claims and claims expense	$	41,917	$ 39,858	$	37,541
Less: reinsurance and indemnification recoverables [1]		8,602	8,396		9,176
Total net reserves	$	**33,315**	$ **31,462**	$	**28,365**

[1] Includes $6.41 billion, $6.36 billion and $6.66 billion of unpaid indemnification recoverables related to the Michigan Catastrophic Claims Association ("MCCA") as of December 31, 2024, 2023 and 2022, respectively.

Impact of reserve reestimates on combined ratio and net income applicable to common shareholders [1] [2]

	2024		2023		2022	
($ in millions, except ratios)	Reserve reestimates	Effect on combined ratio	Reserve reestimates	Effect on combined ratio	Reserve reestimates	Effect on combined ratio
Allstate Protection	$ (376)	(0.7)	$ 461	0.9	$ 1,619	3.6
Run-off Property-Liability	68	0.2	89	0.2	125	0.3
Total Property-Liability	(308)	(0.5)	550	1.1	1,744	3.9
Protection Services	—	—	(1)	—	(3)	—
Total	$ **(308)**		$ **549**		$ **1,741**	
Reserve reestimates, after-tax	$ (243)		$ 434		$ 1,375	
Consolidated net (loss) income applicable to common shareholders	$ 4,550		$ (316)		$ (1,394)	
Reserve reestimates as a % impact on consolidated net income (loss) applicable to common shareholders	5.3 %		NM		(98.6)%	
Property-Liability prior year reserve reestimates included in catastrophe losses	$ (370)		$ (24)		$ 18	

[1] Favorable reserve reestimates are shown in parentheses.

[2] Ratios are calculated using property and casualty premiums earned.

NM = not meaningful

The following tables reflect the accident years to which the reestimates shown above are applicable. Favorable reserve reestimates are shown in parentheses.

Prior year reserve reestimates

($ in millions)

2024	2019 & prior	2020	2021	2022	2023	Total
Allstate Protection	$ 228	$ 80	$ 276	$ 444	$ (1,404)	$ (376)
Run-off Property-Liability	68	—	—	—	—	68
Total Property-Liability	296	80	276	444	(1,404)	(308)
Protection Services	—	—	—	—	—	—
Total	**$ 296**	**$ 80**	**$ 276**	**$ 444**	**$ (1,404)**	**$ (308)**

2023	2018 & prior	2019	2020	2021	2022	Total
Allstate Protection	$ 230	$ 130	$ 84	$ 401	$ (384)	$ 461
Run-off Property-Liability	89	—	—	—	—	89
Total Property-Liability	319	130	84	401	(384)	550
Protection Services	—	—	—	—	(1)	(1)
Total	**$ 319**	**$ 130**	**$ 84**	**$ 401**	**$ (385)**	**$ 549**

2022	2017 & prior	2018	2019	2020	2021	Total
Allstate Protection	$ 27	$ 161	$ 294	$ 345	$ 792	$ 1,619
Run-off Property-Liability	125	—	—	—	—	125
Total Property-Liability	152	161	294	345	792	1,744
Protection Services	—	—	—	—	(3)	(3)
Total	**$ 152**	**$ 161**	**$ 294**	**$ 345**	**$ 789**	**$ 1,741**

Allstate Protection

The table below shows Allstate Protection net reserves representing the estimated cost of outstanding claims as they were recorded at the beginning of years 2024, 2023, and 2022, and the effect of reestimates in each year.

Impact of reserve reestimates by line on net reserves, combined ratio and underwriting income

($ in millions)	2024			2023			2022		
	January 1 reserves	Reserve reestimates	Effect on combined ratio	January 1 reserves	Reserve reestimates	Effect on combined ratio	January 1 reserves	Reserve reestimates	Effect on combined ratio
Auto [1]	$ 21,286	$ (364)	(0.7)	$ 19,365	$ 244	0.5	$ 16,078	$ 1,185	2.7
Homeowners [1]	4,754	(395)	(0.7)	3,520	102	0.2	2,731	200	0.4
Other personal lines	1,736	217	0.4	1,653	19	0.1	1,844	(32)	(0.1)
Commercial lines and other [2]	2,193	166	0.3	2,338	96	0.2	1,471	266	0.6
Total Allstate Protection	**$ 29,969**	**$ (376)**	**(0.7)**	**$ 26,876**	**$ 461**	**1.0**	**$ 22,124**	**$ 1,619**	**3.6**
Underwriting income (loss)		$ 3,153			$ (2,090)			$ (2,782)	

[1] 2022 beginning reserves includes a $944 million reclassification of reserves from homeowners to auto.

[2] Includes the unamortized fair value adjustment related to the acquisition of National General.

Favorable reserve reestimates in 2024 totaled $376 million, representing 11.9% of underwriting income, were primarily due to catastrophe reserve reestimates in homeowners and non-catastrophe reserve reestimates in personal auto lines, partially offset by unfavorable reserve reestimates in other personal lines and commercial lines driven by transportation network company coverage no longer offered.

Unfavorable reserve reestimates in 2023 totaled $461 million and represented 22.1% of the underwriting loss and were primarily due to National General personal auto lines, homeowners and commercial lines.

Run-off Property-Liability

We conduct an annual review in the third quarter of each year to evaluate and establish asbestos, environmental and other run-off reserves. Reserves are recorded in the reporting period in which they are determined. Using established industry and actuarial best practices and assuming no change in the regulatory or economic environment, this detailed and comprehensive methodology determines reserves based on assessments of the characteristics of exposure (e.g., claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by policyholders.

Run-off Property-Liability net reserve reestimates

($ in millions)	2024 January 1 reserves	2024 Reserve reestimates	2023 January 1 reserves	2023 Reserve reestimates	2022 January 1 reserves	2022 Reserve reestimates
Asbestos claims	$ 804	$ 19	$ 811	$ 44	$ 828	$ 34
Environmental claims	267	10	267	18	226	56
Other run-off lines	373	39	373	27	367	35
Total	**$ 1,444**	**$ 68**	**$ 1,451**	**$ 89**	**$ 1,421**	**$ 125**
Underwriting loss		$ (73)		$ (94)		$ (129)

Reserve reestimates in 2024 primarily related to our annual reserve review based on new reported information for asbestos related claims and adverse developments within the other run-off lines, and loss adjustment expenses.

Reserve reestimates in 2023 primarily related to the annual reserve review based on new reported information and defense costs for asbestos related claims and other run-off exposures and higher than expected environmental reported losses, and loss adjustment expenses.

Reserves and claim activity before (Gross) and after (Net) the effects of reinsurance

($ in millions, except ratios)	2024 Gross	2024 Net	2023 Gross	2023 Net	2022 Gross	2022 Net
Asbestos claims						
Beginning reserves	$ 1,166	$ 804	$ 1,190	$ 811	$ 1,210	$ 828
Incurred claims and claims expense	28	19	56	44	59	34
Claims and claims expense paid	(70)	(49)	(80)	(51)	(79)	(51)
Ending reserves	**$ 1,124**	**$ 774**	**$ 1,166**	**$ 804**	**$ 1,190**	**$ 811**
Annual survival ratio	16.1	15.8	14.6	15.8	15.1	15.9
3-year survival ratio	14.6	15.3	13.8	14.8	13.1	14.0
Environmental claims						
Beginning reserves	$ 331	$ 267	$ 328	$ 267	$ 273	$ 226
Incurred claims and claims expense	11	10	23	18	79	56
Claims and claims expense paid	(22)	(18)	(20)	(18)	(24)	(15)
Ending reserves	**$ 320**	**$ 259**	**$ 331**	**$ 267**	**$ 328**	**$ 267**
Annual survival ratio	14.5	14.4	16.6	14.8	13.7	17.8
3-year survival ratio	14.3	15.2	14.4	15.1	14.5	15.4
Combined environmental and asbestos claims						
Annual survival ratio	15.7	15.4	15.0	15.5	14.7	16.3
3-year survival ratio	14.6	15.3	13.9	14.8	13.3	14.3
Percentage of IBNR in ending reserves		54.0 %		55.7 %		55.9 %

The survival ratio is calculated by taking our ending reserves divided by payments made during the year. This is a commonly used but simplistic and imprecise approach to measuring the adequacy of asbestos and environmental reserve levels. Many factors, such as mix of business, level of coverage provided and settlement procedures have significant impacts on the amount of environmental and asbestos claims and claims expense reserves, claim payments and the resultant ratio. As payments result in corresponding reserve reductions, survival ratios can be expected to vary over time. The combined asbestos and environmental net 3-year survival ratio in 2024 increased from 2023 due to lower average payments.

Net asbestos reserves by type of exposure and total reserve additions

	December 31, 2024		December 31, 2023		December 31, 2022	
($ in millions)	Net reserves	% of reserves	Net reserves	% of reserves	Net reserves	% of reserves
Direct:						
Primary	$ 9	1.2 %	$ 9	1.1 %	$ 9	1.1 %
Excess	261	33.7	263	32.7	257	31.7
Total direct	270	34.9	272	33.8	266	32.8
Assumed reinsurance	90	11.6	91	11.3	97	12.0
IBNR	414	53.5	441	54.9	448	55.2
Total net reserves	**$ 774**	**100.0 %**	**$ 804**	**100.0 %**	**$ 811**	**100.0 %**
Total reserve additions	$ 19		$ 44		$ 34	

IBNR net reserves decreased $27 million as of December 31, 2024 compared to December 31, 2023. IBNR provides for reserve development of known claims and future reporting of additional unknown claims from current policyholders and ceding companies.

Reinsurance and indemnification programs We purchase significant reinsurance to manage our aggregate countrywide exposure to an acceptable level. The price and terms of reinsurance and the credit quality of the reinsurer are considered in the purchase process. We utilize reinsurance to reduce exposure to catastrophe risk and manage capital, and to support the required statutory surplus and the insurance financial strength ratings of certain subsidiaries such as Castle Key Insurance Company ("CKIC") and Allstate New Jersey Insurance Company ("ANJ"). We have also purchased reinsurance to mitigate exposures in our long-tail liability lines, including environmental, asbestos and other run-off lines as well as our commercial lines. We also participate in various indemnification mechanisms, including state-based industry pool or facility programs mandating participation by insurers offering certain coverage in their state and the federal government National Flood Insurance Program ("NFIP"). See Note 12 of the consolidated financial statements for additional details on these programs.

Intercompany reinsurance We enter into certain intercompany insurance and reinsurance transactions in order to maintain underwriting control and manage insurance risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

Catastrophe reinsurance We anticipate completing the placement of our 2025 nationwide catastrophe reinsurance program in the first half of 2025. For further details of the existing 2024 program, see Note 12 of the consolidated financial statements.

Reinsurance and indemnification recoverables, net of the allowance established for uncollectible amounts

($ in millions)	S&P financial strength rating [1]	A.M. Best financial strength rating [1]	Reinsurance or indemnification recoverables on paid and unpaid claims, net	
			2024	2023
Indemnification programs				
State-based industry pool or facility programs				
MCCA [2]	N/A	N/A	$ 6,478	$ 6,424
North Carolina Reinsurance Facility ("NCRF")	N/A	N/A	456	382
New Jersey Property-Liability Insurance Guaranty Association ("PLIGA")	N/A	N/A	370	326
Florida Hurricane Catastrophe Fund ("FHCF")	N/A	N/A	73	82
Other			34	32
Federal Government - NFIP	N/A	N/A	279	76
Subtotal			**7,690**	**7,322**
Catastrophe reinsurance recoverables				
Renaissance Reinsurance Limited	A+	A+	44	31
Sanders RE II Ltd.	N/A	N/A	31	36
DaVinci Reinsurance Limited	A+	A	31	19
Other			271	264
Subtotal			**377**	**350**
Other reinsurance recoverables, net [3]				
Lloyd's of London	N/A	A+	175	180
Pacific Valley Insurance Company, Inc.	N/A	N/A	77	67
Westport Insurance Corporation	AA-	A+	75	87
Aleka Insurance Inc.	N/A	N/A	62	113
Swiss Reinsurance America Corporation	AA-	A+	35	47
Other, including allowance for credit losses			368	458
Subtotal			**792**	**952**
Total Property-Liability			**8,859**	**8,624**
Protection Services			28	26
Total			$ **8,887**	$ **8,650**

[1] N/A reflects no S&P Global Ratings ("S&P") or A.M. Best ratings available.

[2] As of December 31, 2024 and 2023, MCCA includes $71 million and $62 million of reinsurance recoverable on paid claims, respectively, and $6.41 billion and $6.36 billion of reinsurance recoverable on unpaid claims, respectively.

[3] Other reinsurance recoverables primarily relate to commercial lines, including shared economy, as well as asbestos, environmental and other liability exposures.

Reinsurance and indemnification recoverables include an estimate of the amount of insurance claims and claims expense reserves that are ceded under the terms of the agreements, including IBNR unpaid losses. We calculate our ceded reinsurance and indemnification estimates based on the terms of each applicable agreement, including an estimate of how IBNR losses will ultimately be ceded under the agreement. We also consider other limitations and coverage exclusions under our agreements. Accordingly, our estimate of recoverables is subject to similar risks and uncertainties as our estimate of reserves for claims and claims expense. We believe the recoverables are appropriately established; however, as our underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. We regularly evaluate the reinsurers and the respective amounts of our reinsurance recoverables, and a provision for uncollectible reinsurance recoverables is recorded, if needed. The establishment of reinsurance recoverables and the related allowance for uncollectible reinsurance is also an inherently uncertain process involving estimates. Changes in estimates could result in additional changes to the Consolidated Statements of Operations.

Indemnification recoverables are considered collectible based on the industry pool and facility enabling legislation. The Company has not had any credit losses related to these programs, and we do not anticipate losses in the foreseeable future. We also have not experienced credit losses on our catastrophe reinsurance programs, which include highly rated reinsurers.

The allowance for uncollectible reinsurance relates to other reinsurance programs primarily related to our Run-off Property-Liability segment. The allowance was $63 million and $62 million as of December 31, 2024 and 2023, respectively.

The allowance is based upon our ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing, and other relevant factors. In addition, in the ordinary course of business, we may become involved in coverage disputes with certain of our reinsurers that may ultimately result in lawsuits and arbitrations brought by or against such reinsurers to determine the parties' rights and obligations under the various reinsurance agreements. We employ dedicated specialists to manage reinsurance collections and disputes. We also consider recent developments in commutation activity between reinsurers and cedents, and recent trends in arbitration and litigation outcomes in disputes between cedents and reinsurers in seeking to maximize our reinsurance recoveries.

Adverse developments in the insurance industry have led to a decline in the financial strength of some of our reinsurance carriers, causing amounts recoverable from them and future claims ceded to them to be considered a higher risk. There has also been consolidation activity in the industry, which causes reinsurance risk across the industry to be concentrated among fewer companies.

See Note 2 of the consolidated financial statements for a description of the methodology utilized to calculate the allowance for reinsurance recoverables.

For further details related to our reinsurance and indemnification recoverables, see the Regulation section in Part I and Note 12 of the consolidated financial statements.

Effects of reinsurance ceded and indemnification programs on premiums earned and claims and claims expense

($ in millions)	For the years ended December 31,		
	2024	2023	2022
Allstate Protection - Premiums			
Indemnification programs			
State-based industry pool or facility programs			
NCRF	$ 441	$ 323	$ 300
MCCA	26	29	18
PLIGA	8	7	7
FHCF	23	28	24
Other	1	1	—
Federal Government - NFIP [(1)]	368	327	319
Catastrophe reinsurance	1,088	995	764
Other reinsurance programs	93	110	261
Total Allstate Protection	**2,048**	**1,820**	**1,693**
Run-off Property-Liability	—	—	—
Total Property-Liability	**2,048**	**1,820**	**1,693**
Protection Services	162	169	176
Total effect on premiums earned	$ **2,210**	$ **1,989**	$ **1,869**
Allstate Protection - Claims			
Indemnification programs			
State-based industry pool or facility programs			
MCCA	$ 180	$ (185)	$ 116
NCRF	425	379	294
PLIGA	60	14	(24)
FHCF	(1)	(6)	74
Other	1	1	—
Federal Government - NFIP [(1)]	618	102	435
Catastrophe reinsurance	198	32	298
Other reinsurance programs	97	151	261
Total Allstate Protection	**1,578**	**488**	**1,454**
Run-off Property-Liability	2	29	50
Total Property-Liability	**1,580**	**517**	**1,504**
Protection Services	136	116	96
Total effect on claims and claims expense	$ **1,716**	$ **633**	$ **1,600**

[(1)] See Note 12 of the consolidated financial statements for additional details on the National Flood Insurance Program.

In 2024, ceded premiums earned increased primarily due to NCRF and catastrophe reinsurance. In 2023, ceded premiums earned increased primarily due to catastrophe reinsurance.

In 2024, ceded claims and claims expenses increased $1.08 billion primarily due to an increase in the IBNR loss reserve for NFIP related to Hurricane Helene, catastrophe reinsurance, and a prior year reduction in gross reserves for Michigan Personal Injury Protection ("PIP") coverage. In 2023, ceded claims and claims expenses decreased $967 million primarily due to lower amounts related to NFIP, and a reduction in gross reserves for Michigan PIP coverage. For further discussion of these items, see Regulation, Indemnification Programs and Note 12 of the consolidated financial statements.

Michigan PIP reserve and claim activity before and after the effects of MCCA recoverables

| | For the years ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
($ in millions)	Gross	Net	Gross	Net	Gross	Net
Beginning reserves	$ 7,003	$ 641	$ 7,393	$ 735	$ 7,387	$ 747
Incurred claims and claims expense - current year	284	78	307	102	451	175
Incurred claims and claims expense - prior years	(38)	(14)	(455)	(60)	(159)	(15)
Claims and claims expense paid - current year	(21)	(21)	(21)	(20)	(26)	(26)
Claims and claims expense paid - prior years	(200)	(63)	(221)	(116)	(260)	(146)
Ending reserves [1]	**$ 7,028**	**$ 621**	**$ 7,003**	**$ 641**	**$ 7,393**	**$ 735**

[1] Gross reserves for the year ended December 31, 2024, comprise 70% case reserves and 30% IBNR. Gross reserves for the year ended December 31, 2023, comprise 77% case reserves and 23% IBNR. Gross reserves for the year ended December 31, 2022, comprise 76% case reserves and 24% IBNR. The MCCA does not require member companies to report ultimate case reserves.

Pending MCCA claims differ from most personal lines insurance pending claims as other personal lines policies incurred claims settle in shorter periods due to having a coverage limit. MCCA claims can be outstanding for a claimant's lifetime, as there is no contractual limitation on any policy effective July 1, 2020 or prior, and on policies that selected the unlimited PIP benefits option on or after July 2, 2020. Many of these injuries are catastrophic in nature, resulting in serious permanent disabilities that require attendant and residential care for periods that may span decades. A significant portion of the ultimate incurred claim reserves and the recoverables can be attributed to a small number of catastrophic claims that occurred more than five years ago and continue to pay lifetime benefits.

As of December 31, 2024, approximately 90% of our 1,300 catastrophic claims that are eligible for reimbursement by the MCCA occurred more than 5 years ago and continue to incur costs. There are 63 claims with reserves in excess of $15 million as of December 31, 2024, which comprise approximately 24% of the gross ending reserves in the table above. As a result, significant developments with a single claimant can result in volatility in prior year incurred claims.

Pending, new and closed claims for Michigan PIP exposure

| | For the years ended December 31, | | |
Number of claims [1]	2024	2023	2022
Pending, beginning of year	4,726	5,568	5,421
New	6,612	6,496	8,059
Closed	(7,027)	(7,338)	(7,912)
Pending, end of year	**4,311**	**4,726**	**5,568**

[1] Total claims includes those covered and not covered by the MCCA indemnification.

Allstate Health and Benefits Segment

Allstate Health and Benefits offers employer voluntary benefits, group health and individual health products, including life, accident, critical illness, hospital indemnity, short-term disability and other health products.

In 2024, Allstate Health and Benefits represented 2.0% of total PIF. Our target customers are small group employers and consumers with family and financial protection needs. For additional information on our strategy and outlook, see Part I, Item 1. Business - Strategy and Segment Information.

On August 13, 2024, we entered into a share purchase agreement with StanCorp Financial Group, Inc. to sell American Heritage Life Insurance Company and American Heritage Service Company, comprising the Company's employer voluntary benefits business, reported within this segment. The transaction is expected to close in the first half of 2025, subject to regulatory approvals and other customary closing conditions. For additional information on the disposition, see Note 4.

On January 30, 2025, Allstate entered into an agreement with Nationwide Life Insurance Company to sell Direct General Life Insurance Company, NSM Sales Corporation and The Association Benefits Solution, LLC, comprising the group health business. The transaction is expected to close during 2025, subject to regulatory approvals and other customary closing conditions. The individual health business will either be retained or divested.

Summarized financial information

	For the years ended December 31,		
($ in millions)	2024	2023	2022
Revenues			
Accident and health insurance premiums and contract charges	$ 1,921	$ 1,846	$ 1,832
Other revenue	522	447	402
Net investment income	100	82	69
Costs and expenses			
Accident, health and other policy benefits	(1,241)	(1,071)	(1,042)
Amortization of DAC	(146)	(150)	(136)
Operating costs and expenses	(915)	(842)	(814)
Restructuring and related charges	(3)	(7)	(2)
Income tax expense on operations	(52)	(63)	(64)
Adjusted net income	$ 186	$ 242	$ 245
Benefit ratio [1]	62.8	56.2	55.1
Employer voluntary benefits [2]	$ 85	$ 100	$ 124
Group health [3]	71	95	90
Individual health [4]	30	$ 47	31
Adjusted net income	$ 186	$ 242	$ 245
Policies in force			
Employer voluntary benefits [2]	3,464	3,590	3,783
Group health [3]	140	136	119
Individual health [4]	471	417	394
Policies in force as of December 31 (in thousands)	**4,075**	**4,143**	**4,296**

[1] Benefit ratio is calculated as accident, health and other policy benefits less interest credited to contractholder funds of $34 million, $33 million, and $33 million for the years ended December 31, 2024, 2023, and 2022, respectively, divided by premiums and contract charges.

[2] Employer voluntary benefits include supplemental life and health products offered through workplace enrollment.

[3] Group health includes health products and administrative services sold to employers.

[4] Individual health includes short-term medical and other health products sold directly to individuals.

Premiums and contract charges increased 4.1% or $75 million in 2024 compared to 2023, primarily due to growth in individual health and group health, partially offset by a decline in employer voluntary benefits.

Premiums and contract charges by line of business

($ in millions)	For the years ended December 31,					
		2024		2023		2022
Employer voluntary benefits	$	985	$	1,001	$	1,033
Group health		481		440		385
Individual health		455		405		414
Premiums and contract charges	$	**1,921**	$	**1,846**	$	**1,832**

Adjusted net income decreased $56 million in 2024 compared to 2023, primarily due to increased benefit utilization across all lines of business.

New annualized premium sales (annualized premiums at initial employer voluntary benefit customer enrollment or health policy sale) were $732 million in both 2024 and 2023.

Other revenue increased $75 million in 2024 compared to 2023, primarily due to increases in third party commission revenue for the individual health business and administrative fees in the group health business.

Accident, health and other policy benefits increased 15.9% or $170 million in 2024 compared to 2023, primarily due to higher benefit utilization in all businesses and growth in group health and individual health.

Accident, health and other policy benefits include changes in the reserve for future policy benefits, expected development on reported claims, and reserves for incurred but not reported claims as shown in Note 11 of the consolidated financial statements.

Benefit ratio increased 6.6 points to 62.8 in 2024 compared to 56.2 in 2023, primarily due to higher claims experience across all lines of business.

Amortization of DAC decreased 2.7% or $4 million in 2024 compared to 2023. For information on changes in DAC, see Note 13 of the consolidated financial statements.

Operating costs and expenses

($ in millions)	Employer voluntary benefits		Group health		Individual health		Total	
2024								
Non-deferrable commissions	$	83	$	108	$	155	$	346
Operating costs and expenses		212		174		183		569
Total	$	**295**	$	**282**	$	**338**	$	**915**
2023								
Non-deferrable commissions	$	87	$	97	$	135	$	319
Operating costs and expenses		206		159		158		523
Total	$	**293**	$	**256**	$	**293**	$	**842**
2022								
Non-deferrable commissions	$	95	$	83	$	143	$	321
Operating costs and expenses		191		133		169		493
Total	$	**286**	$	**216**	$	**312**	$	**814**

Operating costs and expenses increased $73 million in 2024 compared to 2023, primarily due to growth in individual health and group health.

Investments

Overview and strategy

The return on our investment portfolios is an important component of our ability to offer value to customers, fund business improvements and create value for shareholders. Investment portfolios are held for Property-Liability, Protection Services, Allstate Health and Benefits and Corporate and Other operations. While taking into consideration the investment portfolio in aggregate, management of the underlying portfolios is significantly influenced by the nature of each respective business and its corresponding liability profile. For each business, we identify a strategic asset allocation which considers both the nature of the liabilities and the risk and return characteristics of the various asset classes in which we invest. This allocation is informed by our long-term business and market expectations, as well as other considerations such as risk appetite, portfolio diversification, duration, desired liquidity and capital. Within appropriate ranges relative to strategic allocations, tactical allocations are made in consideration of prevailing and potential future market conditions. We manage risks that involve uncertainty related to interest rates, inflation, credit spreads, equity returns and currency exchange rates.

The Property-Liability portfolio emphasizes protection of principal and consistent income generation within a total return framework. This approach has produced competitive returns over the long term and is designed to ensure financial strength and stability for paying claims, while maximizing economic value and surplus growth. Products with lower liquidity and capital needs, such as auto insurance and run-off lines, create capacity to invest in less liquid higher yielding fixed income securities, performance-based investments such as limited partnerships and equity securities. Products with higher liquidity needs, such as homeowners insurance, are invested primarily in high quality liquid fixed income securities.

The Protection Services portfolio is focused on protection of principal and consistent income generation within a total return framework. The portfolio is largely comprised of fixed income securities with a lesser allocation to equity securities and short-term investments.

The Allstate Health and Benefits portfolio is focused on protection of principal and consistent income generation within a total return framework. The portfolio is largely comprised of fixed income securities with a small allocation to short-term investments.

The Corporate and Other portfolio is primarily focused on liquidity needs and capital preservation within a total return framework. The portfolio is largely comprised of high-quality liquid fixed income securities and short-term investments with a lower allocation to performance-based and equity investments.

We utilize two primary strategies to manage risks and returns and to position our portfolio to take advantage of market opportunities while attempting to mitigate adverse effects. As strategies and market conditions evolve, the asset allocation may change.

Market-based strategy seeks to deliver predictable earnings aligned to business needs and provide flexibility to adjust investment risk profile based on enterprise objectives and market opportunities primarily through public and private fixed income investments and public equity securities.

Performance-based strategy seeks to deliver attractive risk-adjusted returns and supplement market risk with idiosyncratic risk. Consequently, return patterns can be more volatile than the market-based portfolio. Returns are impacted by a variety of factors including general macroeconomic and public market conditions as public benchmarks are often used in the valuation of underlying investments. Variability in earnings will also result from the performance of the underlying assets or business and the timing of sales of those investments. Earnings from the sales of investments may be recorded as net investment income or net gains and losses on investments and derivatives. The portfolio, which primarily includes private equity (including infrastructure investments) and real estate with a majority being limited partnerships, is diversified across a number of characteristics, including managers or partners, vintage years, investment strategies, geographies (including international) and industry sectors or property types. These investments are generally illiquid in nature, often require specialized expertise, typically involve a third-party manager, and enhance returns and income through transformation at the company or property level. A portion of these investments seek returns in markets or asset classes that are dislocated or special situations, primarily in private markets.

Investments outlook

Our focus is on the following priorities:

- Enhance investment portfolio returns through use of a dynamic capital allocation framework and focus on tax efficiency.
- Leverage our broad capabilities to manage the portfolio to earn higher risk-adjusted returns on capital.
- Invest for the specific needs and characteristics of Allstate's businesses, including its corresponding liability profile.

We utilize our integrated enterprise risk and return management framework to determine the amount of investment risk we are willing to accept. Beginning in 2023, we extended the fixed income portfolio duration as the sustained higher market yields provided an opportunity to increase risk-adjusted returns. In 2024, we increased public equity securities by $2.05 billion primarily funded through the sale of investment grade corporate bonds and short-term investments.

Portfolio composition and strategy by reporting segment [1]

| | As of December 31, 2024 | | | | |
($ in millions)	Property-Liability	Protection Services	Allstate Health and Benefits	Corporate and Other	Total
Fixed income securities [2]	$ 49,203	$ 1,868	$ 362	$ 1,314	$ 52,747
Equity securities [3]	3,830	229	—	404	4,463
Mortgage loans, net	784	—	—	—	784
Limited partnership interests	9,244	—	—	11	9,255
Short-term investments [4]	3,786	131	17	603	4,537
Other investments, net	824	—	—	—	824
Total	**$ 67,671**	**$ 2,228**	**$ 379**	**$ 2,332**	**$ 72,610**
Percentage to total	**93.2 %**	**3.1 %**	**0.5 %**	**3.2 %**	**100.0 %**
Market-based	$ 57,489	$ 2,228	$ 379	$ 2,054	$ 62,150
Performance-based	10,182	—	—	278	10,460
Total	**$ 67,671**	**$ 2,228**	**$ 379**	**$ 2,332**	**$ 72,610**

[1] Balances reflect the elimination of related party investments between segments.

[2] Fixed income securities are carried at fair value. Amortized cost, net for these securities was $50.02 billion, $1.91 billion, $370 million, $1.32 billion and $53.62 billion for Property-Liability, Protection Services, Allstate Health and Benefits, Corporate and Other, and in total, respectively.

[3] Equity securities are carried at fair value. The fair value of equity securities held as of December 31, 2024 was $134 million in excess of cost. These net gains were primarily concentrated in the technology and banking sectors. Equity securities include $750 million of funds with underlying investments in fixed income securities as of December 31, 2024.

[4] Short-term investments are carried at fair value.

Investments totaled $72.61 billion as of December 31, 2024, increasing from $66.68 billion as of December 31, 2023, primarily due to positive operating and investment cash flows.

Portfolio composition by investment strategy

| | As of December 31, 2024 | | |
($ in millions)	Market-based	Performance-based	Total
Fixed income securities	$ 52,610	$ 137	$ 52,747
Equity securities	3,797	666	4,463
Mortgage loans, net	784	—	784
Limited partnership interests	285	8,970	9,255
Short-term investments	4,537	—	4,537
Other investments, net	137	687	824
Total	**$ 62,150**	**$ 10,460**	**$ 72,610**
Percent to total	**85.6 %**	**14.4 %**	**100.0 %**
Unrealized net capital gains and losses			
Fixed income securities	$ (867)	$ (2)	$ (869)
Limited partnership interests	—	—	—
Short-term investments	(2)	—	(2)
Other investments	(2)	—	(2)
Total	**$ (871)**	**$ (2)**	**$ (873)**

During 2024, strategic actions focused on optimizing portfolio yield, risk and return in the evolving market and macroeconomic environment. The sustained higher market yields provided an opportunity to increase risk-adjusted returns, so we extended the fixed income portfolio duration to 5.3 years (including the effect of interest rate derivatives and any call features associated with the securities) during 2024 from 4.8 years as of December 31, 2023. We increased public equity securities by $2.05 billion in 2024.

Fixed income securities

Fixed income securities by type

($ in millions)	Fair value as of December 31,	
	2024	**2023**
U.S. government and agencies	$ 11,108	$ 8,619
Municipal	8,842	6,006
Corporate	30,192	31,205
Foreign government	1,364	1,290
Asset-backed securities ("ABS")	1,241	1,745
Total fixed income securities	**$ 52,747**	**$ 48,865**

Fixed income securities are rated by third-party credit rating agencies or are internally rated. The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed income securities of insurers for regulatory reporting and capital assessment purposes. The NAIC assigns securities to one of six credit quality categories defined as "NAIC designations". In general, securities with NAIC designations of 1 and 2 are considered investment grade and securities with NAIC designations of 3 through 6 are considered below investment grade. The rating is either received from the SVO based on availability of applicable ratings from rating agencies on the NAIC Nationally Recognized Statistical Rating Organizations provider list, including Moody's Investors Service ("Moody's"), S&P Global Ratings ("S&P"), Fitch Ratings ("Fitch") or a comparable internal rating.

As a result of time lags between the funding of investments, the finalization of legal documents, and the completion of the SVO filing process, the portfolio includes certain securities that have not yet been designated by the SVO as of each balance sheet date and the categorization of these securities is based on the expected ratings indicated by internal analysis.

As of December 31, 2024, 91.3% of the consolidated fixed income securities portfolio was rated investment grade. Credit ratings below these designations are considered lower credit quality or below investment grade, which includes high yield bonds.

Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Our initial investment decisions and ongoing monitoring procedures for fixed income securities are based on a due diligence process which includes, but is not limited to, an assessment of the credit quality, sector, structure and liquidity risks of each issuer.

Fixed income portfolio monitoring is a comprehensive process to identify and evaluate each fixed income security that may require a credit loss allowance. The process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost is below internally established thresholds. For further detail on our fixed income portfolio monitoring process, see Note 6 of the consolidated financial statements.

The following table presents total fixed income securities by the applicable NAIC designation and comparable S&P rating.

Fair value and unrealized net capital gains (losses) for fixed income securities by credit rating

	December 31, 2024					
	NAIC 1		NAIC 2		NAIC 3	
	A and above		BBB		BB	
($ in millions)	Fair value	Unrealized gain (loss)	Fair value	Unrealized gain (loss)	Fair value	Unrealized gain (loss)
U.S. government and agencies	$ 11,108	$ (315)	$ —	$ —	$ —	$ —
Municipal	8,709	(143)	131	(2)	—	—
Corporate						
Public	6,089	(29)	14,529	(299)	525	(8)
Privately placed	1,769	(22)	3,315	(56)	2,427	(19)
Total corporate	7,858	(51)	17,844	(355)	2,952	(27)
Foreign government	1,364	12	—	—	—	—
ABS	1,138	1	22	—	27	—
Total fixed income securities	$ 30,177	$ (496)	$ 17,997	$ (357)	$ 2,979	$ (27)

	NAIC 4		NAIC 5-6		Total	
	B		CCC and lower			
	Fair value	Unrealized gain (loss)	Fair value	Unrealized gain (loss)	Fair value	Unrealized gain (loss)
U.S. government and agencies	$ —	$ —	$ —	$ —	$ 11,108	$ (315)
Municipal	—	—	2	2	8,842	(143)
Corporate						
Public	84	(1)	6	—	21,233	(337)
Privately placed	1,337	(2)	111	(2)	8,959	(101)
Total corporate	1,421	(3)	117	(2)	30,192	(438)
Foreign government	—	—	—	—	1,364	12
ABS	1	—	53	14	1,241	15
Total fixed income securities	$ 1,422	$ (3)	$ 172	$ 14	$ 52,747	$ (869)

Municipal bonds, including tax-exempt and taxable securities, include general obligations of state and local issuers and revenue bonds.

Our practice for acquiring and monitoring municipal bonds is predominantly based on the underlying credit quality of the primary obligor. We currently rely on the primary obligor to pay all contractual cash flows and are not relying on bond insurers for payments.

Corporate bonds include publicly traded and privately placed securities. Privately placed securities primarily consist of corporate issued senior debt securities that are negotiated with the borrower or are issued by entities in unregistered form under SEC Rule 144A which allows purchasers to more easily resell these securities under certain conditions.

Our $8.96 billion portfolio of privately placed securities, primarily 144A bonds, is diversified by issuer, industry sector and country. The portfolio is made up of 544 issuers. Privately placed corporate obligations may contain structural security features such as financial covenants and call protections that provide investors greater protection against credit deterioration, reinvestment risk or fluctuations in interest rates than those typically found in publicly registered debt securities. Additionally, investments in these securities are made after fundamental analysis of issuers and sectors along with macro and asset class views. Ongoing monitoring includes continuous assessment of operating performance and financial position. Every issue not rated by an independent rating agency is internally rated with a formal rating affirmation at least once a year. $91 million of the portfolio is internally rated as of December 31, 2024. Liquidity of securities issued by public entities in unregistered form is similar to public debt markets.

Our corporate bond portfolio includes $4.49 billion of below investment grade bonds, $3.88 billion of which are privately placed, primarily 144A bonds. These securities are diversified by issuer and industry sector. The below investment grade corporate bonds portfolio is made up of 356 issuers. We employ fundamental analyses of issuers and sectors along with macro and asset class views to identify investment opportunities. This results in a portfolio with broad exposure to the high yield market with an emphasis on idiosyncratic positions reflective of our views of market conditions and opportunities.

Foreign government securities consist of Canadian governmental and provincial securities (all of which are held by our Canadian companies).

ABS are structured securities that are primarily collateralized by consumer or corporate borrowings and residential and commercial real estate loans. The cash flows from the underlying collateral paid to the securitization trust are generally applied in a pre-determined order and are designed so that each security issued by the trust, typically referred to as a "class", qualifies for a specific original rating.

ABS includes collateralized debt obligations, consumer and other ABS. Credit risk is managed by monitoring the performance of the underlying collateral. Many of the securities in the ABS portfolio have credit enhancement with features such as overcollateralization, subordinated structures, reserve funds, guarantees or insurance. ABS also includes residential mortgage-backed securities and commercial mortgage-backed securities.

The payment priority and class subordination included in these securities serves as credit enhancement for holders of the senior or top portions of the structures. These securities continue to retain the payment priority features that existed at the origination of the securitization trust. Other forms of credit enhancement may include structural features embedded in the securitization trust, such as overcollateralization, excess spread and bond insurance. The underlying collateral may contain fixed interest rates, variable interest rates (such as adjustable-rate mortgages), or both fixed and variable rate features.

Equity securities of $4.46 billion primarily include common stocks, exchange traded and mutual funds, non-redeemable preferred stocks and real estate investment trust ("REIT") equity investments. Certain exchange traded and mutual funds have fixed income securities as their underlying investments.

Mortgage loans of $784 million comprise loans secured by first mortgages on developed commercial real estate of $723 million and residential mortgage loans of $61 million. Key considerations used to manage our exposure include property type and geographic diversification. For further detail on our mortgage loan portfolio, see Note 6 of the consolidated financial statements.

Limited partnership interests include $7.73 billion of interests in private equity funds, $1.24 billion of interests in real estate funds and $285 million of interests in other funds as of December 31, 2024. We have commitments to invest additional amounts in limited partnership interests totaling $3.35 billion as of December 31, 2024.

Private equity limited partnerships by sector

(% of carrying value)	December 31, 2024
Industrial	21.6 %
Healthcare	13.0
Information technology	12.2
Consumer discretionary	12.0
Communication services	7.7
Other	33.5
Total	**100.0 %**

Real estate limited partnerships by sector

(% of carrying value)	December 31, 2024
Industrial	30.7 %
Data centers	23.2
Residential	13.6
Healthcare	12.5
Consumer staples	5.3
Other	14.7
Total	**100.0 %**

Short-term investments of $4.54 billion primarily comprise money market funds, commercial paper, U.S. Treasury bills, fixed income securities with a contractual maturity of one year or less at time of acquisition and other short-term investments, including securities lending collateral of $1.77 billion.

Other investments primarily comprise $201 million of bank loans, $620 million of real estate and $2 million of derivatives as of December 31, 2024. For further detail on our use of derivatives, see Note 8 of the consolidated financial statements.

Direct real estate investments by sector

(% of carrying value)	December 31, 2024
Agriculture	32.4 %
Residential	28.7
Industrial	17.4
Retail	14.0
Office	7.3
Other	0.2
Total	**100.0 %**

Unrealized net capital gains (losses)

	As of December 31,	
($ in millions)	2024	2023
U.S. government and agencies	$ (315)	$ (5)
Municipal	(143)	(43)
Corporate	(438)	(746)
Foreign government	12	4
ABS	15	6
Fixed income securities	**(869)**	**(784)**
Short-term investments	(2)	(1)
Derivatives	(2)	(2)
Equity method of accounting ("EMA") limited partnerships	—	(4)
Investments classified as held for sale	(110)	—
Unrealized net capital gains and losses, pre-tax	**$ (983)**	**$ (791)**

Gross unrealized gains (losses) on fixed income securities by type and sector

	Amortized cost, net	As of December 31, 2024		Fair value
		Gross unrealized		
($ in millions)		Gains	Losses	
Corporate				
Banking	$ 4,194	$ 38	$ (63)	$ 4,169
Basic industry	833	6	(21)	818
Capital goods	2,706	25	(62)	2,669
Communications	2,364	16	(73)	2,307
Consumer goods (cyclical and non-cyclical)	6,674	51	(165)	6,560
Energy	2,771	32	(50)	2,753
Financial services	2,104	17	(53)	2,068
Technology	2,613	18	(94)	2,537
Transportation	815	7	(19)	803
Utilities	5,125	56	(89)	5,092
Other	431	6	(21)	416
Total corporate fixed income portfolio	**30,630**	**272**	**(710)**	**30,192**
U.S. government and agencies	11,423	15	(330)	11,108
Municipal	8,985	33	(176)	8,842
Foreign government	1,352	22	(10)	1,364
ABS	1,226	19	(4)	1,241
Total fixed income securities	**$ 53,616**	**$ 361**	**$ (1,230)**	**$ 52,747**

Gross unrealized gains (losses) on fixed income securities by type and sector

	Amortized cost, net	As of December 31, 2023		Fair value
		Gross unrealized		
($ in millions)		Gains	Losses	
Corporate				
Banking	$ 4,189	$ 31	$ (135)	$ 4,085
Basic industry	1,007	7	(42)	972
Capital goods	2,800	33	(97)	2,736
Communications	2,767	33	(115)	2,685
Consumer goods (cyclical and non-cyclical)	6,813	93	(251)	6,655
Energy	2,645	35	(63)	2,617
Financial services	2,111	17	(88)	2,040
Technology	2,800	21	(153)	2,668
Transportation	1,104	13	(45)	1,072
Utilities	5,330	109	(123)	5,316
Other	385	5	(31)	359
Total corporate fixed income portfolio	**31,951**	**397**	**(1,143)**	**31,205**
U.S. government and agencies	8,624	114	(119)	8,619
Municipal	6,049	109	(152)	6,006
Foreign government	1,286	17	(13)	1,290
ABS	1,739	13	(7)	1,745
Total fixed income securities	**$ 49,649**	**$ 650**	**$ (1,434)**	**$ 48,865**

In general, the gross unrealized losses are related to an increase in market yields, which may include increased risk-free interest rates and wider credit spreads since the time of initial purchase. Similarly, gross unrealized gains reflect a decrease in market yields since the time of initial purchase.

Equity securities by sector

($ in millions)	December 31, 2024			December 31, 2023		
	Cost	Over (under) cost	Fair value	Cost	Over (under) cost	Fair value
Banking	$ 119	$ 41	$ 160	$ 30	$ 38	$ 68
Basic industry	39	(2)	37	9	2	11
Capital goods	201	(23)	178	77	(27)	50
Consumer goods	462	(25)	437	89	17	106
Energy	88	1	89	32	3	35
Financial services	332	6	338	210	12	222
Funds						
Equities	1,077	22	1,099	258	12	270
Fixed income	764	(14)	750	1,038	(15)	1,023
Other	75	(2)	73	58	5	63
Total funds	1,916	6	1,922	1,354	2	1,356
REITs	159	17	176	179	21	200
Technology	746	88	834	138	50	188
Utilities	92	1	93	59	1	60
Other [1]	175	24	199	67	48	115
Total equity securities	$ 4,329	$ 134	$ 4,463	$ 2,244	$ 167	$ 2,411

[1] Other is comprised of transportation and communications sectors.

Net investment income

($ in millions)	For the years ended December 31,		
	2024	2023	2022
Fixed income securities	$ 2,298	$ 1,761	$ 1,255
Equity securities	77	75	132
Mortgage loans	36	35	33
Limited partnership interests	600	499	985
Short-term investments	290	253	82
Other investments	106	169	162
Investment income, before expense	3,407	2,792	2,649
Investment expense			
Investee level expenses	(61)	(79)	(68)
Securities lending expense	(103)	(93)	(30)
Operating costs and expenses	(151)	(142)	(148)
Total investment expense	(315)	(314)	(246)
Net investment income	$ 3,092	$ 2,478	$ 2,403
Property-Liability	$ 2,810	$ 2,218	$ 2,190
Protection Services	94	73	48
Allstate Health and Benefits	100	82	69
Corporate and Other	88	105	96
Net investment income	$ 3,092	$ 2,478	$ 2,403
Market-based	$ 2,728	$ 2,219	$ 1,566
Performance-based	679	573	1,083
Investment income, before expense	$ 3,407	$ 2,792	$ 2,649

Net investment income increased 24.8% or $614 million in 2024 compared to 2023, primarily due to higher results for both the market-based and performance-based strategies. Market-based investment results continue to benefit from portfolio repositioning into higher yielding fixed income securities and higher investment balances.

Performance-based investment income

($ in millions)	For the years ended December 31,		
	2024	2023	2022
Private equity	$ 583	$ 414	$ 798
Real estate	96	159	285
Total performance-based income before investee level expenses	**$ 679**	**$ 573**	**$ 1,083**
Investee level expenses [1]	(61)	(74)	(59)
Total performance-based income	**$ 618**	**$ 499**	**$ 1,024**

[1] Investee level expenses include asset level operating expenses on directly held real estate and other consolidated investments reported in investment expense.

Performance-based investment income increased 23.8% or $119 million in 2024 compared to 2023, primarily due to private equity valuation increases offset by lower real estate investment results, inclusive of investee level expenses.

Performance-based investment results and income can vary significantly between periods and are influenced by economic conditions, equity market performance, comparable public company earnings multiples, capitalization rates, operating performance of the underlying investments and the timing of asset sales. The company typically employs a lag in recording and recognizing changes in valuations of limited partnership interests due to the availability of investee financial statements.

Components of net gains (losses) on investments and derivatives and the related tax effect

($ in millions)	For the year December 31,		
	2024	2023	2022
Sales	$ (160)	$ (433)	$ (832)
Credit losses [1]	(146)	(99)	(54)
Valuation change of equity investments - appreciation (decline):			
Equity securities	78	239	(772)
Equity fund investments in fixed income securities	4	43	(128)
Limited partnerships [2]	13	34	(160)
Total valuation of equity investments	**95**	**316**	**(1,060)**
Valuation change and settlements of derivatives	(14)	(84)	874
Net gains (losses) on investments and derivatives, pre-tax	**(225)**	**(300)**	**(1,072)**
Income tax benefit	46	63	230
Net gains (losses) on investments and derivatives, after-tax	**$ (179)**	**$ (237)**	**$ (842)**
Property-Liability [1]	$ (181)	$ (230)	$ (688)
Protection Services	(11)	—	(40)
Allstate Health and Benefits	(4)	2	(35)
Corporate and Other	17	(9)	(79)
Net gains (losses) on investments and derivatives, after-tax	**$ (179)**	**$ (237)**	**$ (842)**
Market-based [1]	$ (307)	$ (352)	$ (1,083)
Performance-based	82	52	11
Net gains (losses) on investments and derivatives, pre-tax	**$ (225)**	**$ (300)**	**$ (1,072)**

[1] 2024 includes $123 million loss related to the carrying value of the surplus notes issued by Adirondack Insurance Exchange and New Jersey Skylands Insurance Association (together "Reciprocal Exchanges"). See Note 9 for further details.

[2] Relates to limited partnerships where the underlying assets are predominately public equity securities.

Net losses on investments and derivatives in 2024 related primarily to losses on sales of fixed income securities and a loss recognized related to surplus notes issued by the Reciprocal Exchanges, partially offset by valuation gains on equity investments. Net losses on investments and derivatives in 2023 related primarily to losses on sales of fixed income securities, partially offset by valuation gains on equity investments.

Net losses on sales in 2024 and 2023 related primarily to sales of fixed income securities in connection with ongoing portfolio management.

Net losses on valuation change and settlements of derivatives of $14 million in 2024 primarily related to net losses on rate futures used to manage duration and equity futures used to manage equity exposure, partially offset by gains on foreign currency contracts used to manage foreign currency risk. Net losses in 2023 primarily related to net losses on equity futures used to manage equity exposure, losses on credit default swaps used to reduce credit risk and losses on foreign currency contracts used to manage foreign currency risk.

Net gains (losses) on performance-based investments and derivatives

	For the years ended December 31,		
($ in millions)	2024	2023	2022
Sales	$ 33	$ 76	$ 29
Credit losses	(32)	(68)	(30)
Valuation change of equity investments	48	58	(35)
Valuation change and settlements of derivatives	33	(14)	47
Total performance-based	$ **82**	$ **52**	$ **11**

Net gains on performance-based investments and derivatives in 2024 primarily related to increased valuation of equity investments, gains on sales and valuation change and settlements of derivatives, partially offset by credit losses. 2023 primarily related to gains on sales and increased valuation of equity investments, partially offset by increased credit losses.

Market Risk

Market risk is the risk that we will incur losses due to adverse changes in interest rates, credit spreads, equity prices, commodity prices or foreign currency exchange rates. Adverse changes to these rates and prices may occur due to changes in fiscal policy, inflation, the economic climate, the liquidity of a market or market segment, insolvency or financial distress of key market makers or participants or changes in market perceptions of credit worthiness or risk tolerance. Our primary market risk exposures are to changes in interest rates, credit spreads and equity prices, and to a lesser extent, foreign currency exchange rates. We also have direct and indirect exposure to commodity price changes through our diversified investments in agriculture, infrastructure and energy primarily held in limited partnership interests and consolidated subsidiaries.

The active management of market risk is integral to our results of operations. We may use the following approaches to manage exposure to market risk within defined tolerance ranges:

1) Rebalance existing asset or liability portfolios

2) Change the type of investments purchased in the future

3) Use derivative instruments to modify the market risk characteristics of existing assets and liabilities or assets expected to be purchased

Overview In formulating and implementing guidelines for investing funds, we seek to earn attractive risk-adjusted returns that enhance our ability to offer competitive prices to customers while contributing to stable profits and long-term capital growth. Accordingly, our investment decisions and objectives are informed by underlying risks. Investment policies define the overall framework for managing market and other investment risks, including accountability and controls over risk management activities. Subsidiaries that conduct investment activities follow policies that have been approved by their respective boards of directors and which specify the investment limits and strategies that are appropriate given the liquidity, surplus, product profile and regulatory requirements of the subsidiary. Executive oversight of investment activities is conducted primarily through the subsidiaries' boards of directors and legal entity investment committees. The Enterprise Risk and Return Council ("ERRC") oversees the aggregate risk of Allstate and its subsidiaries. Working in conjunction with the board or the investment committee of each subsidiary, as applicable, the ERRC evaluates the risk tolerance of each subsidiary and determines the aggregate risk tolerance of the enterprise.

We use widely accepted quantitative and qualitative approaches to measure, monitor and manage market risk. We evaluate our market risk exposure using multiple measures including but not limited to:

- *Duration,* a measure of the price sensitivity of assets and liabilities to changes in interest rates

- *Value-at-risk,* a statistical estimate that the change in fair value of a portfolio will exceed a certain amount over a given time horizon, at a specified probability

- *Scenario analysis,* an estimate of the potential changes in the fair value of a portfolio that could occur under hypothetical market conditions defined by changes to multiple market risk factors: interest rates, credit spreads, equity prices or currency exchange rates

- *Sensitivity analysis,* an estimate of the potential changes in the fair value of a portfolio that could occur using hypothetical shocks to a market risk factor

The selection of measures used in our sensitivity analysis should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event

In general, we establish investment portfolio asset allocation and market risk limits based upon a combination of these measures. The asset allocation limits place restrictions on the total funds that may be invested within an asset class. Comprehensive day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established by investment policies. Although we apply a similar overall philosophy to market risk, the underlying business frameworks and the accounting and regulatory environments may differ between our products and therefore affect investment decisions and risk parameters. Our actual experience may differ from the results of the sensitivity measurements provided below.

Interest rate risk is the risk that we will incur a loss due to adverse changes in risk-free interest rates. This risk arises from many of our primary activities, as we invest substantial funds in interest-sensitive assets. Changes in interest rates can have favorable and unfavorable effects on our results. For example, increases in rates can improve investment income, but decrease the fair value of our fixed income securities portfolio which may result in sales of assets at losses. Decreases in rates could increase the fair value of our fixed income securities portfolio while decreasing future investment income due to reinvestment at lower market yields and accelerated pay-downs and prepayments of certain investments.

For our issued debt, we monitor market interest rates and evaluate refinancing opportunities as maturity dates approach. To mitigate this risk, we ladder the maturity dates of our debt. For our issued noncumulative perpetual preferred stock, we monitor market dividend rates and evaluate opportunities to redeem or refinance on or after specified dates. For further detail regarding our debt and our preferred stock, see Note 14 of the consolidated financial statements and the Capital Resources and Liquidity section of this Item.

Our assessment of interest rate risk reflects the effect of changing risk-free interest rates on interest-sensitive assets, including investments with callable or prepayable features. As of December 31, 2024, the fixed income portfolio duration, including the effects of interest rate derivatives, was 5.3 compared to 4.8 as of December 31, 2023.

Change in fair value of interest-sensitive assets [1]

| | As of December 31, | |
($ in millions)	2024	2023
-100 bps interest rate change	$ 2,996	$ 2,530
+100 bps interest rate change	(2,765)	(2,314)
+200 bps interest rate change	(5,298)	(4,410)

[1] Includes the effects of interest rate derivatives.

Credit spread risk is the risk that we will incur a loss due to adverse changes in credit spreads ("spreads"). A credit spread is the additional yield on fixed income securities and loans above the risk-free rate that market participants require to compensate them for assuming credit, liquidity or prepayment risks. This risk arises from many of our primary activities, as we invest substantial funds in spread-sensitive fixed income assets.

Our assessment of credit spread risk reflects the effect of changing credit spreads on spread-sensitive assets, including investments with callable or prepayable features. As of December 31, 2024 and 2023, the spread duration[1] was 4.7.

Change in fair value of spread-sensitive assets [1]

| | As of December 31, | |
($ in millions)	2024	2023
+100 bps credit spread change	$ (2,118)	$ (1,898)

[1] Includes the effects of credit derivatives.

Equity price risk is the risk that we will incur losses due to adverse changes in the levels of equity indices, the value of individual stocks, or private market valuations related to our limited partnership interests.

We periodically use derivatives to reduce equity price risk or to adjust our equity risk profile. Equity derivatives may also be utilized to replicate cash market positions to increase equity exposure.

Equity investments[1] As of December 31, 2024, we held $4.00 billion in equity investments that comprise equity securities, excluding those with fixed income securities as their underlying investments, and including limited partnership interests where the underlying assets are predominately public equity securities, compared to $1.52 billion as of December 31, 2023.

Change in fair value of equity investments [1]

| | As of December 31, | |
($ in millions)	2024	2023
-10% change in equity valuations	$ (399)	$ (127)

[1] Includes the effects of equity derivatives.

Limited partnership interests As of December 31, 2024, we held $8.95 billion in limited partnership interests, excluding those limited partnership interests where the underlying assets are predominately public equity securities, compared to $8.24 billion as of December 31, 2023. These illiquid investments are primarily comprised of private equity and real estate funds, with valuation changes typically reflecting the idiosyncratic performance of the underlying asset.

Change in fair value of limited partnership interests

| | As of December 31, | |
($ in millions)	2024	2023
-10% change in private market valuations	$ (895)	$ (824)

For limited partnership interests, quarterly changes in fair values may not be highly correlated to equity indices in the short term and changes in value of these investments are generally recognized on a three-month delay due to the availability of the related investee financial statements.

Foreign currency exchange rate risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. This risk primarily arises from our foreign equity investments, including common stocks, limited partnership interests, and our Canada, Northern Ireland, Europe and India operations. We use foreign currency derivative contracts to partially offset this risk.

As of December 31, 2024, we had $3.74 billion in foreign currency denominated investments, including the effects of foreign currency derivative contracts, and $1.29 billion net investment in our foreign subsidiaries, primarily related to our Canada operations. These amounts were $3.56 billion and $1.25 billion, respectively, as of December 31, 2023.

Change in fair value of foreign currency denominated investments

| | As of December 31, | |
($ in millions)	2024	2023
–10% change in foreign currency exchange rates [1]	$ (374)	$ (356)
–10% change in net investments in foreign subsidiaries [2]	(129)	(125)

[1] Includes the effects of foreign currency derivative contracts and excludes the offset from liabilities in foreign currencies.

[2] Includes the effects of foreign currency derivative contracts and the offset from liabilities in foreign currencies.

Capital Resources and Liquidity

Capital resources consist of shareholders' equity and debt, representing funds deployed or available to be deployed to support business operations or for general corporate purposes.

Capital resources

($ in millions)	As of December 31,		
	2024	2023	2022
Preferred stock, common stock, treasury stock, retained income and other shareholders' equity items	$ 22,331	$ 18,470	$ 19,880
Accumulated other comprehensive income (loss) ("AOCI")	(889)	(700)	(2,392)
Total Allstate shareholders' equity	**21,442**	**17,770**	**17,488**
Debt	8,085	7,942	7,964
Total capital resources	**$ 29,527**	**$ 25,712**	**$ 25,452**
Ratio of debt to Allstate shareholders' equity	37.7 %	44.7 %	45.5 %
Ratio of debt to capital resources	27.4 %	30.9 %	31.3 %

Allstate shareholders' equity increased in 2024, primarily due to net income, partially offset by dividends to shareholders. In 2024, we paid dividends of $962 million and $117 million related to our common and preferred shares, respectively. Allstate shareholders' equity increased in 2023, primarily due to lower unrealized net capital losses on investments, partially offset by dividends paid to shareholders, common share repurchases and a net loss. In 2023, we paid dividends of $925 million and $107 million related to our common and preferred shares, respectively.

Repayment of debt On May 15, 2024, the Company repaid, at maturity, $350 million of 6.75% Senior Notes.

Issuance of debt On June 24, 2024, the Company issued $500 million of 5.05% Senior Notes due 2029. Interest on the Senior Notes is payable semi-annually in arrears on June 24 and December 24 of each year, beginning on December 24, 2024. The Senior Notes are redeemable at any time at the applicable redemption price prior to the maturity date. The net proceeds of this issuance were used for general corporate purposes.

Common share repurchases On March 31, 2024, our $5.00 billion share repurchase authorization expired.

Since 1995, we have acquired 793 million shares of our common stock at a cost of $43.23 billion, primarily as part of various stock repurchase programs. We have reissued 159 million common shares since 1995, primarily associated with our equity incentive plans, the 1999 acquisition of American Heritage Life Investment Corporation and the 2001 redemption of certain mandatorily redeemable preferred securities. Since 1995, total common shares outstanding has decreased by 634 million shares or 70.5%, primarily due to our repurchase programs.

Common shareholder dividends On January 2, 2024, April 1, 2024, July 1, 2024 and October 1, 2024, we paid a common shareholder dividend of $0.89, $0.92, $0.92 and $0.92, respectively. On November 14, 2024, we declared a common shareholder dividend of $0.92 payable on January 2, 2025.

Financial ratings and strength

Senior long-term debt, commercial paper and insurance financial strength ratings

	As of December 31, 2024		
	Moody's	S&P Global Ratings	A.M. Best
The Allstate Corporation (debt)	A3	BBB+	a-
The Allstate Corporation (short-term issuer)	P-2	A-2	AMB-1
Allstate Insurance Company (insurance financial strength)	Aa3	A+	A+

Our ratings are influenced by many factors including our operating and financial performance, asset quality, liquidity, overall portfolio mix, financial leverage (i.e., debt), exposure to risks such as catastrophes and the current level of operating leverage. The preferred stock and subordinated debentures are viewed as having a common equity component by certain rating agencies and are given equity credit up to a pre-determined limit in our capital structure as determined by their respective methodologies. These respective methodologies consider the existence of certain terms and features in the instruments such as the noncumulative dividend feature in the preferred stock.

The Allstate Corporation (the "Corporation") and Allstate Insurance Company ("AIC") In May 2024, S&P affirmed the Corporation's senior debt and short-term issuer ratings of BBB+ and A-2, respectively, and AIC's insurance financial strength rating of A+. The outlook for the ratings is stable.

In August 2024, A.M. Best affirmed the Corporation's senior debt and short-term issuer ratings of a- and AMB-1, respectively, and AIC's insurance financial strength rating of A+. The outlook for the ratings is stable.

In October 2024, Moody's affirmed the Corporation's senior debt and short-term issuer ratings of A3 and P-2, respectively, and AIC's insurance financial strength rating of Aa3. The outlook for the ratings is negative.

American Heritage Life ("AHL") In August 2024, subsequent to the announcement of the pending sale of the employer voluntary benefits business, A.M. Best placed under review with negative implications the insurance financial strength rating of A+ for AHL.

Other property and casualty companies We have distinct and separately capitalized groups of subsidiaries licensed to sell property and casualty insurance that maintain separate group ratings. The ratings of these groups are influenced by the risks that relate specifically to each group. Many mortgage companies require property owners to have insurance from an insurance carrier with a secure financial strength rating from an accredited rating agency.

In August 2024, A.M. Best downgraded the insurance financial strength rating of A- for the members of Allstate New Jersey Group (Allstate New Jersey Insurance Company, Allstate New Jersey Property and Casualty Insurance Company, Encompass Insurance Company of New Jersey, Encompass Property and Casualty Insurance Company of New Jersey and Esurance Insurance Company of New

Jersey). The outlook for the rating is negative. ANJ writes auto and homeowners insurance in New Jersey, which has a financial strength rating of A' from Demotech, that was affirmed in December 2024.

In August 2024, A.M. Best affirmed the insurance financial strength rating of A+ for North Light, our excess and surplus lines carrier. The outlook for the rating is stable.

In August 2024, A.M. Best affirmed the insurance financial strength ratings of B for the members of Castle Key Group (Castle Key Insurance Company, Castle Key Indemnity Company, Encompass Floridian Insurance Company and Encompass Floridian Indemnity Company). The outlook for the ratings is stable. CKIC also has a financial strength rating of A' from Demotech that was affirmed in December 2024.

ANJ and North Light do not have support agreements with AIC.

Allstate's domestic property and casualty and life insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Statutory surplus is a measure that is often used as a basis for determining dividend paying capacity, operating leverage and premium growth capacity, and it is also reviewed by rating agencies in determining their ratings.

The property and casualty business is comprised of 59 insurance companies as of December 31, 2024, each of which has individual company dividend limitations. As of December 31, 2024, total statutory surplus is $18.64 billion compared to $14.56 billion as of December 31, 2023. Property and casualty subsidiaries surplus was $18.24 billion as of December 31, 2024, compared to $14.25 billion as of December 31, 2023. Our three life, accident and health insurance subsidiaries had surplus of $392 million as of December 31, 2024, compared to $310 million as of December 31, 2023.

The NAIC has developed financial relationships or tests known as the Insurance Regulatory Information System to assist state insurance regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or actions by state insurance regulators. The NAIC analyzes financial data provided by insurance companies using prescribed ratios, each with defined "usual ranges". Additional regulatory scrutiny may occur if a company's ratios fall outside the usual ranges for four or more of the ratios.

Liquidity sources and uses Our potential sources and uses of funds principally include the following activities below.

Activities for potential sources of funds

	Property-Liability	Protection Services	Allstate Health and Benefits	Corporate and Other
Receipt of insurance premiums	✓	✓	✓	
Recurring service fees	✓	✓	✓	
Contractholder fund deposits			✓	
Reinsurance and indemnification program recoveries	✓	✓	✓	
Receipts of principal, interest and dividends on investments	✓	✓	✓	✓
Sales of investments	✓	✓	✓	✓
Funds from securities lending, commercial paper and line of credit agreements	✓			✓
Intercompany loans	✓	✓	✓	✓
Capital contributions from parent [1]	✓	✓	✓	✓
Dividends or return of capital from subsidiaries	✓	✓	✓	✓
Tax refunds/settlements	✓	✓	✓	✓
Funds from periodic issuance of additional securities				✓
Receipt of intercompany settlements related to employee benefit plans				✓
Funds from dispositions				✓

[1] Capital support is generally at management's discretion unless contractual commitments are in place.

Activities for potential uses of funds

	Property-Liability	Protection Services	Allstate Health and Benefits	Corporate and Other
Payment of claims and related expenses	✓	✓		
Payment of contract benefits, surrenders and withdrawals			✓	
Reinsurance cessions and indemnification program payments	✓	✓	✓	
Operating costs and expenses	✓	✓	✓	✓
Purchase of investments	✓	✓	✓	✓
Repayment of securities lending, commercial paper and line of credit agreements	✓			✓
Payment or repayment of intercompany loans	✓	✓	✓	✓
Capital contributions to subsidiaries	✓	✓	✓	✓
Dividends or return of capital to shareholders/parent company	✓	✓	✓	✓
Tax payments/settlements	✓	✓	✓	✓
Common share repurchases				✓
Debt service expenses and repayment				✓
Payments related to employee benefit plans	✓	✓	✓	✓
Payments for acquisitions	✓	✓	✓	✓

Contractual obligations and commitments We have short-term and long-term contractual obligations and commitments. We manage our short-term liquidity position to ensure the availability of a sufficient amount of liquid assets to extinguish short-term liabilities as they come due in the normal course of business, including utilizing potential sources of liquidity. Long-term obligations include known contractual commitments that require cash needs beyond 12 months.

Short-term contractual obligations are typically settled with cash or short-term investments and operating cash flows. Most of these obligations are paid within one year. These include unconditional purchase obligations, other liabilities and accrued expenses, including liabilities for collateral and operating leases, and net unrecognized tax benefits.

We actively manage our financial position and liquidity levels in light of changing market, economic, and business conditions. Liquidity is managed at both the entity and enterprise level across the Company and is assessed on both base and stressed level liquidity needs. We believe we have sufficient liquidity to meet these needs. Additionally, we have existing intercompany agreements in place that facilitate liquidity management across the Company to enhance flexibility.

As of December 31, 2024, we held $20.05 billion of cash, U.S. government and agencies fixed income securities, public equity securities and short-term investments, which we would expect to be able to liquidate within one week. In addition, we regularly estimate how much of the total portfolio, which includes high quality corporate fixed income and municipal holdings, can be reasonably liquidated within one quarter. These estimates are subject to considerable uncertainty associated with evolving market conditions. As of December 31, 2024, cash and estimated liquidity available within one quarter, under normal market conditions and at current market prices, was $28.20 billion.

Certain remote events and circumstances could constrain our liquidity. Those events and circumstances include, for example, a catastrophe resulting in extraordinary losses, a liquidity decrease in securities markets, dramatic changes in security pricing, a cybersecurity breach, a downgrade in our senior long-term debt ratings to non-investment grade status, or a downgrade in AIC's financial strength ratings. The rating agencies also consider the interdependence of our individually rated entities; therefore, a rating change in one entity could potentially affect the ratings of other related entities.

The Corporation is party to an Amended and Restated Intercompany Liquidity Agreement ("Liquidity Agreement") with certain subsidiaries, which includes, but is not limited to AIC. The Liquidity Agreement allows for short-term advances of funds to be made between parties for liquidity and other general corporate purposes. The Liquidity Agreement does not establish a commitment to advance funds on the part of any party. AIC serves as a lender and borrower, certain other subsidiaries serve only as borrowers, and the Corporation serves only as a lender. The maximum amount of potential funding under each of these agreements is $1.00 billion.

In addition to the Liquidity Agreement, the Corporation also has an intercompany loan agreement with certain of its subsidiaries, which includes, but is not limited to, AIC. The amount of intercompany loans available to the Corporation's subsidiaries is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1.00 billion. The Corporation may use commercial paper borrowings, bank lines of credit and securities lending to fund intercompany borrowings.

Parent company capital capacity At the parent holding company level, we have deployable assets totaling $3.28 billion as of December 31, 2024, primarily comprised of cash and short-term, fixed income and equity securities that are generally saleable within one quarter. The earnings capacity of the operating subsidiaries is the primary source of capital generation for the Corporation.

The payment of dividends by AIC to The Allstate Corporation is limited by Illinois insurance law to formula amounts based on statutory net income and statutory surplus, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that AIC will be able to pay, without prior Illinois Department of Insurance approval, at a given point in time in 2025, based on the greater of 2024 statutory net income or 10% of actual 2024 statutory surplus. This is estimated to be $3.95 billion, less dividends paid during the preceding twelve months measured at that point in time. No dividends were paid in 2024. For the year ended December 31, 2024, the maximum amount of dividends allowed to be paid by AIC was $1.20 billion. Notification and approval of intercompany lending activities are also required by the Illinois Department of Insurance for those transactions that exceed formula amounts based on statutory admitted assets and statutory surplus.

These holding company assets and subsidiary dividends provide funds for the parent company's fixed charges and other corporate purposes.

There were intercompany capital transactions in 2024, 2023 and 2022 between the following companies: AIC, Allstate Insurance Holdings, LLC ("AIH"), the Corporation, Allstate Non-Insurance Holdings, Inc. ("ANIHI") and Allstate Financial Insurance Holdings Corporation ("AFIHC").

Intercompany capital transactions			
($ in millions)	2024	2023	2022
AIC to AIH	$ —	$ —	$ 4,203
AIH to the Corporation	—	—	4,205
ANIHI to the Corporation	325	175	145
AFIHC to the Corporation	130	50	112

There were no capital contributions paid by the Corporation to AIC in 2024, 2023 or 2022.

Dividends may not be paid or declared on our common stock and shares of common stock may not be repurchased unless the full dividends for the latest completed dividend period on our preferred stock have been declared and paid or provided for.

The terms of our outstanding subordinated debentures also prohibit us from declaring or paying any dividends or distributions on our common or preferred stock or redeeming, purchasing, acquiring, or making liquidation payments on our common stock or preferred stock if we have elected to defer interest payments on the subordinated debentures, subject to certain limited exceptions. In 2024, we did not defer interest payments on the subordinated debentures.

Additional resources to support liquidity are as follows:

• The Corporation and AIC have access to a $750 million unsecured revolving credit facility that is available for short-term liquidity requirements. The maturity date of this facility is November 2027. The facility is fully subscribed among 11 lenders with the largest commitment being $95 million. The commitments of the lenders are several and no lender is responsible for any other lender's commitment if such lender fails to make a loan under the facility. This facility contains an increase provision that would allow up to an additional $500 million of borrowing, subject to the lenders' commitment. This facility has a financial covenant requiring that we not exceed a 37.5% debt to capitalization ratio as defined in the agreement. This ratio was 20.8% as of December 31, 2024. Although the right to borrow under the facility is not subject to a minimum rating requirement, the costs of maintaining the facility and borrowing under it are based on the ratings of our senior unsecured, unguaranteed long-term debt. There were no borrowings under the credit facility during 2024.

- To cover short-term cash needs, the Corporation has access to a commercial paper facility with a borrowing capacity limited to any undrawn credit facility balance up to $750 million. The total amount outstanding at any point in time under the combination of the credit facility and the commercial paper program cannot exceed the amount that can be borrowed under the credit facility.

- As of December 31, 2024, there were no balances outstanding for the credit facility or the commercial paper facility and therefore the remaining borrowing capacity was $750 million under each facility.

- The Corporation has access to a universal shelf registration statement with the Securities and Exchange Commission that was filed on April 30, 2024 and expires in 2027. We can use this shelf registration to issue an unspecified amount of debt securities, common stock (including 635 million shares of treasury stock as of December 31, 2024), preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units. The specific terms of any securities we issue under this registration statement will be provided in the applicable prospectus supplements.

Long-term contractual obligations

Defined benefit pension plans and other postretirement benefit plans ("OPEB") Pension plan obligations within the next 12 months represent our planned contributions to certain unfunded non-qualified plans where the benefit obligation exceeds the assets. Obligations beyond 12 months are projected based on the average remaining service period using the current underfunded status of the plans. The OPEB plans' obligations are estimated based on the expected benefits to be paid. See Note 19 of the consolidated financial statements for further information.

Reserves for property and casualty insurance claims and claims expense represent estimated amounts necessary to settle all outstanding claims, including claims that have been IBNR as of the balance sheet date. Estimated timing of payments for reserves is based on our historical experience and our

expectation of future payment patterns. The ultimate cost of losses may vary materially from recorded amounts that are our best estimates. See Note 10 of the consolidated financial statements and Application of Critical Accounting Estimates section of the MD&A for further information.

Reserve for future policy benefits and contractholder funds We estimate the present value of cash payments to be made to contractholders and policyholders. We are currently making payments for contracts where the timing of a portion or all of the payments has been determined by the contract. Contracts such as voluntary accident and health insurance, interest-sensitive life and traditional life insurance involve payment obligations where a portion or all of the amount and timing of future payments is uncertain. We have estimated the timing of payments related to these contracts based on historical experience and our expectation of future payment patterns. Uncertainties relating to these liabilities include mortality, morbidity, customer lapse and withdrawal activity, estimated additional deposits for interest-sensitive life contracts, and renewal premiums for life policies, which may significantly impact both the timing and amount of future payments. See Note 11 of the consolidated financial statements for further information.

Contractual commitments represent investment commitments such as private placements, limited partnership interests and other loans. Limited partnership interests are typically funded over the commitment period, which is shorter than the contractual expiration date of the partnership and as a result, the actual timing of the funding may vary.

We have agreements in place for services we conduct, generally at cost, between subsidiaries relating to insurance, reinsurance, loans and capitalization. All material intercompany transactions have been appropriately eliminated in consolidation. Intercompany transactions among insurance subsidiaries and affiliates have been approved by the appropriate departments of insurance as required.

For a more detailed discussion of our off-balance sheet arrangements, see Note 8 of the consolidated financial statements.

Enterprise Risk and Return Management

Allstate creates shareholder value while serving customers through a comprehensive risk and return framework. These risks are discussed in more detail in the Risk Factors section of this document.

We regularly identify, measure, manage, monitor and report all significant risks and assess likely returns. Major categories of enterprise risk are strategic, insurance, investment, financial, operational and culture.

Allstate manages these risks through an Enterprise Risk and Return Management ("ERRM") framework that includes governance, processes, culture, and activities that are performed on an integrated, enterprise-wide basis, following our risk and return principles. Our legal and capital structures are designed to manage capital and solvency on a legal entity basis. Our risk-return principles define how we operate and guide risk and return decision-making. These principles state that our priority is to maintain a strong foundation by maintaining capital strength, solvency and liquidity, complying with laws, acting with integrity and protecting customers and proprietary information, assets and technology. We strive to build strategic value by continually investing in enhancing our strategic position, creating flexibility to adapt our business model in a changing world and differentiating through innovation. We optimize risk and return through profitable growth, recognizing the value of customer relationships in operating and strategic decisions and developing new business offerings and investment opportunities while managing risk concentrations.


ERRM Framework
ERRM Infrastructure
Analytics, Quantitative Capabilities & Insights
Risk & Return Standards and Guidelines
Risk & Return Measurement
Tools
Tolerance and Limits
Training and Development
Governance
Risk Processes & Learning Loop
IDENTIFY
MEASURE
MANAGE
MONITOR
REPORT
The ERRM Learning Loop is central to ERRM's strategy to increase resiliency and provide customers with affordable, simple and connected products/services by enabling consistent identification of risk and return across Allstate's business
Internal and External Disclosures
ERRM Integration
Strategy & Planning
✓ Risk-Adjusted Return Optimization
✓ Covariance Allocation
Strategic Capital Management
✓ Capital Adequacy & Availability
✓ Resource Allocation
Performance Management
✓ Goals
✓ Measurement
✓ Incentives

Governance ERRM governance includes board oversight, an executive management committee, and enterprise and market-facing business chief risk officers.

- The Allstate Corporation Board of Directors ("Allstate Board") has overall responsibility for oversight of management's design and implementation of Allstate's ERRM framework, supported by the Audit Committee ("AC") and the Risk and Return Committee ("RRC").
- The RRC of the Allstate Board oversees effectiveness of the ERRM program, governance structure and risk-related decision-making, while focusing on the Company's aggregate risk profile.
- The AC oversees the effectiveness of internal controls over financial reporting, disclosure controls and procedures, as well as management's risk and control and cybersecurity program, and assists the Board in fulfilling certain oversight responsibilities as listed in the committee's charter.

- The ERRC directs ERRM activities by establishing risk and return targets, determining economic capital levels and monitoring integrated strategies and actions from an enterprise risk and return perspective. The ERRC consists of Allstate's chief executive officer, chief financial officer, chief risk officer, chief legal officer and other senior leaders.

- Other key committees work with the ERRC to direct ERRM activities, including the Operational Risk and Return Council, the Information Security Council, the Internal Compliance and Control Committee, the Environmental, Social, and Governance ("ESG") Steering Committee, liability governance committees, and investment committees.

Key risks are assessed and reported through comprehensive ERRM reports prepared for senior management and the RRC. These risk summary reports communicate the alignment of Allstate's risk profile with risk and return principles, while providing a perspective on risk positioning. Discussion promotes active engagement with management and the RRC. Internal controls over key risks are managed and reported to senior management and the Audit Committee of the Company through a semi-annual risk control dashboard. Annually, we review risks related to the strategic plan, operating plan and incentive compensation programs with the Allstate Board.

Framework We apply risk and return principles using an integrated ERRM framework that focuses on assessment, transparency and dialogue, which provides a comprehensive view of risks and is used by senior management and business managers to drive risk-return based decisions. We continually validate and improve our ERRM practices by benchmarking and obtaining external perspectives.

Management and the ERRC utilize internal and external perspectives to determine an appropriate level of target economic capital. Internal perspectives include enterprise solvency and volatility assessments, review of key operating and model assumptions, and management judgment. Sensitivity testing and scenario analysis are used to gauge the robustness of Allstate's risk, capital and liquidity positions. Analysis of extremely low-frequency scenarios is also used to assess the sufficiency of capital and contingency options under worst-case outcomes, including unlikely but impactful single events, as well as sequences of multiple tail events. External considerations include NAIC risk-based capital as well as S&P's, Moody's, and A.M. Best's capital adequacy measurements. Our economic capital reflects management's view of the aggregate level of capital necessary to satisfy stakeholder interests, manage Allstate's risk profile and maintain financial strength. The impact of strategic initiatives on enterprise risk is evaluated through this context.

The NAIC has adopted the Risk Management and Own Risk and Solvency Assessment Model Act ("ORSA Model Act"), which has been enacted by our insurance subsidiaries' domiciliary states. The ORSA Model Act requires that insurers maintain a risk management framework and conduct an internal own risk and solvency assessment of the insurer's material risks in normal and stressed environments. Results of the assessment are filed annually.

Allstate's risk appetite is measured through our economic capital framework, which establishes the amount of capital needed to support the current and projected enterprise risk profile and provides a methodology for measuring risk-adjusted returns and optimizing capital allocations. The enterprise risk appetite is cascaded into individual risk limits which set boundaries on the amount of risk we are willing to accept from one specific risk category before escalating for further management discussion and action. Risk limits are established based upon expected returns, volatility, potential tail losses and impact on the enterprise portfolio. To effectively operate within risk limits and for risk-return optimization, Allstate establishes risk limits and capital targets specific to each business unit. Allstate's risk management strategies adapt to changes in business and market environments.

Process We establish a basis for transparency and dialogue across the enterprise and for continuous learning by embedding our risk and return management culture of identifying, assessing, managing, monitoring and reporting risks within the organization. Allstate designs business and enterprise strategies that seek to optimize risk-adjusted returns on capital. Risks are managed at both the legal entity and enterprise level.

Many risk drivers impact more than one of the key risk categories. Examples include risks related to inflation and the impacts of climate change, which span Allstate's major risk categories. Such risks are managed within Allstate's integrated ERRM framework and the processes listed below, but the overall strategy is coordinated at the enterprise level, and holistic governance is provided by cross-functional committees such as the ERRC.

A summary of our process to manage each of our major risk categories follows:

Strategic risk and return management encompasses risks and opportunities associated with long-term business planning and strategy setting in the context of the evolving market environment.

Areas of focus include macroeconomic, regulatory and competitive conditions, as well as customer preferences and behavior, Allstate's reputation and the continuous enhancement of internal capabilities that allow Allstate to compete effectively in chosen markets. Allstate manages strategic risks in part through Allstate Board and senior management reviews that include risk and return assessment of strategic plans and ongoing monitoring of strategic actions, key assumptions and the broader market environment.

Insurance risk and return management encompasses risks and opportunities associated with Allstate's insurance activities, including expected trends and unanticipated fluctuations in premiums, claims and future profits. Focus areas include loss frequency and severity trends and scenarios, severe weather and catastrophe exposures and claim handling processes. Allstate uses sophisticated mathematical modeling techniques to measure, monitor and manage associated risk exposures, including stochastic risk estimation and deterministic scenario analysis.

Investment risk and return management encompasses risks and opportunities associated with Allstate's investment portfolio. Areas of focus include macroeconomic conditions and potential changes to key variables such as interest rates, credit spreads and equity price levels, as well as specific factors that may impact the returns associated with individual investments. Changes in such factors drive daily volatility in the valuations of portfolio holdings and could cause permanent impairments of capital due to credit defaults and equity write-downs.

Investment risk exposures are measured and monitored using tools such as sensitivity analysis, stochastic risk estimation and deterministic scenario analysis, which together are used to assess investment portfolio risk characteristics and how the investment portfolio contributes to the enterprise risk profile.

Financial risk and return management addresses the sufficiency of capital and cash flow liquidity to meet enterprise, subsidiary and policyholder needs. We actively manage associated risks and opportunities in light of changing market, economic and business conditions using modeling frameworks and tools that assess potential sources and uses of capital and liquidity and help ensure strategic and financial flexibility.

We generally assess solvency on a statutory accounting basis, but also consider holding company capital and liquidity needs. Capital at the insurance companies significantly exceeds regulatory risk-based capital requirements and capital levels at the parent holding company provide liquidity and financial flexibility to meet enterprise requirements.

Operational risk and return management encompasses risks and opportunities associated with Allstate's interconnected systems of people, processes and technology. Representative areas of focus include talent, privacy, regulatory compliance, ethics, fraud, system availability, cybersecurity, data quality, disaster recovery and business continuity.

Associated risks are managed using an integrated Operational Risk and Return Management framework anchored to the ERRM Learning Loop, a continual process which includes risk identification, measurement, management, monitoring, and reporting.

Culture risk and return management addresses risks and opportunities associated with company culture, which we define as our self-sustaining system of shared values, principles and priorities that shape beliefs, drive behavior and influence decision-making. Allstate's approach to culture risk and return management is grounded in risk and return principles and organized by Our Shared Purpose, targeting continual alignment of culture with the company's mission, values, operating standards and behaviors.

Both operational and culture risk and return measurements and reviews are shared with key stakeholders and governance committees throughout the year.

Application of Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates, presented in the order they appear in the Consolidated Statements of Financial Position, include those used in determining:

- Fair value of financial assets

- Impairment of fixed income securities with credit losses

- Evaluation of goodwill

- Reserve for property and casualty insurance claims and claims expense estimation

- Pension and other postretirement plans net costs and assumptions

In making these determinations, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. It is reasonably likely that changes in these estimates could occur from period to period and result in a material impact on our consolidated financial statements.

A summary of each of these critical accounting estimates follows. For a more detailed discussion of the effect of these estimates on our consolidated financial statements, and the judgments and assumptions related to these estimates, see the referenced sections of this document. For a more detailed summary of our significant accounting policies, see the notes to the consolidated financial statements.

Fair value of financial assets

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We are responsible for the determination of fair value of financial assets and the supporting assumptions and methodologies. We use independent third-party valuation service providers, broker quotes and internal pricing methods to determine fair values. We utilize one quote or price to value each financial instrument in our financial statements.

Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of proprietary models, produce valuation information in the form of a single fair value for individual fixed income and other securities for which a fair value has been requested under the terms of our agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, interest rate yield curves,

credit spreads, liquidity spreads, currency rates, and other information, as applicable. Credit and liquidity spreads are typically implied from completed transactions and transactions of comparable securities. Valuation service providers also use proprietary discounted cash flow models that are widely accepted in the financial services industry and similar to those used by other market participants to value the same financial instruments. The valuation models take into account, among other things, market observable information (as described above) as of the measurement date, as well as the specific attributes of the security being valued including its term, interest rate, credit rating, industry sector, and where applicable, collateral quality and other issue or issuer specific information. Executing valuation models effectively requires seasoned professional judgment and experience. For certain equity securities, valuation service providers provide market quotations for completed transactions on the measurement date. In cases where market transactions or other market observable data is limited, the extent to which judgment is applied varies inversely with the availability of market observable information.

For certain of our financial assets measured at fair value, where our valuation service providers cannot provide fair value determinations, we obtain a single non-binding price quote from a broker familiar with the security who, similar to our valuation service providers, may consider transactions or activity in similar securities among other information. The brokers providing price quotes are generally from the brokerage divisions of financial institutions with market making, underwriting and distribution expertise regarding the security subject to valuation.

The fair value of certain financial assets, including privately placed corporate fixed income securities and free-standing derivatives, for which our valuation service providers or brokers do not provide fair value determinations, is developed using valuation methods and models widely accepted in the financial services industry. Our internal pricing methods are primarily based on models using discounted cash flow methodologies that develop a single best estimate of fair value. Our models generally incorporate inputs that we believe are representative of inputs other market participants would use to determine fair value of the same instruments, including yield curves, quoted market prices of comparable securities or instruments, published credit spreads, and other applicable market data as well as instrument-specific characteristics that include, but are not limited to, coupon rates, expected cash flows, sector of the issuer, and call provisions. Because judgment is required in developing the fair values of these financial assets, they may differ from the amount actually received to sell an asset in an orderly transaction between market participants at the measurement date. Moreover, the use of different valuation assumptions may have a material effect on the financial assets' fair values.

For most of our financial assets measured at fair value, all significant inputs are based on or corroborated by market observable data, and significant management judgment does not affect the periodic determination of fair value. The determination of fair value using discounted cash flow models involves management judgment when significant model inputs are not based on or corroborated by market observable data. However, where market observable data is available, it takes precedence, and as a result, no range of reasonably likely inputs exists from which the basis of a sensitivity analysis could be constructed.

We gain assurance that our financial assets are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, our processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, we assess the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. We perform procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, we may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third-party valuation sources for selected securities. We perform ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, we validate them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

During periods of high volatility or market disruption, we may perform an analysis to determine whether there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity, and if so, whether transactions may not be orderly. Among the indicators we consider in determining whether a significant decrease in the volume and level of market activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, level of credit spreads over historical levels, bid-ask spread, and price consensuses among market participants and sources. If evidence indicates that prices are based on transactions that are not orderly, we place little, if any, weight on the transaction price and will estimate fair value using an internal model. As of December 31, 2024 and 2023, we did not adjust fair values provided by our valuation service providers or brokers or substitute them with an internal model for such securities.

Fixed income, equity securities and short-term investments by source of fair value determination

	December 31, 2024	
($ in millions)	Fair value	Percent to total
Fair value based on internal sources	$ 563	0.9 %
Fair value based on external sources [1]	61,184	99.1
Total	**$ 61,747**	**100.0 %**

[1] Includes $129 million that are valued using broker quotes and $341 million that are valued using quoted prices or quoted net asset values from deal sponsors.

For additional detail on fair value measurements, see Note 7 of the consolidated financial statements.

Impairment of fixed income securities with credit losses

For fixed income securities classified as available-for-sale, the difference between amortized cost, net of credit loss allowance ("amortized cost, net") and fair value, net of certain other items and deferred income taxes (as disclosed in Note 6 of the consolidated financial statements), is reported as a component of AOCI on the Consolidated Statements of Financial Position and is not reflected in the operating results of any period until reclassified to net income upon the consummation of a transaction with an unrelated third party or when a credit loss allowance is recorded. We have a comprehensive portfolio monitoring process to identify and evaluate each fixed income security that may require a credit loss allowance.

For each fixed income security in an unrealized loss position, we assess whether management with the appropriate authority has made the decision to sell or whether it is more likely than not we will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, any existing credit loss allowance would be written-off against the amortized cost basis of the asset along with any remaining unrealized losses, with the incremental losses recorded in earnings.

If we have not made the decision to sell the fixed income security and it is not more likely than not we will be required to sell the fixed income security before recovery of its amortized cost basis, we evaluate whether we expect to receive cash flows sufficient to recover the entire amortized cost basis of the security. We calculate the estimated recovery value based on the best estimate of future cash flows considering past events, current conditions and reasonable and supportable forecasts. The estimated future cash flows are discounted at the security's current effective rate and are compared to the amortized cost of the security. The determination of cash flow estimates is inherently subjective, and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security are considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, as applicable, the remaining payment terms of the security, prepayment speeds, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, origination vintage year, geographic concentration of underlying collateral, available reserves or escrows, current subordination levels, third-party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, sector credit ratings, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if we determine that the security is dependent on the liquidation of collateral for ultimate settlement.

If we do not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, a credit loss allowance is recorded in earnings for the shortfall in expected cash flows; however, the amortized cost, net of the credit loss allowance, may not be lower than the fair value of the security. The portion of the unrealized loss related to factors other than credit remains classified in AOCI. If we determine that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, we may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

When a security is sold or otherwise disposed or the security is deemed uncollectible and written off, we reverse amounts previously recognized in the credit loss allowance. Recoveries after write-offs are recognized when received.

For additional detail on investment impairments, see Note 6 of the consolidated financial statements.

Evaluation of goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired, less any impairment of goodwill recognized. Goodwill is recognized when acquired and allocated to reporting units based on which unit is expected to benefit from the synergies of the business combination. Our goodwill reporting units are equivalent to our reportable segments to which goodwill has been assigned: Allstate Protection, Protection Services, and Allstate Health and Benefits.

The goodwill balance was $3.25 billion at December 31, 2024 and $3.50 billion at December 31, 2023. The decrease was related to the reclassification of goodwill as held for sale as of December 31, 2024 due to the pending sale of the employer voluntary benefits business.

Upon acquisition, the purchase price of the acquired business is assumed to be its fair value. Subsequently, we estimate the fair value of our businesses in each goodwill reporting unit, utilizing a combination of widely accepted valuation techniques including a stock price and market capitalization analysis, discounted cash flow ("DCF") calculations and an estimate of a business's fair value using market to book multiples derived from peer company analysis. The stock price and market capitalization analysis take into consideration the quoted market price of our outstanding common stock and includes a control premium, derived from relevant historical acquisition activity, in determining the estimated fair value of the consolidated entity before allocating that fair value to individual reporting units. The DCF analysis utilizes long term assumptions for revenues, investment income, benefits, claims, other operating expenses and income taxes to produce projections of both income and cash flows available for dividends that are present valued using the weighted average cost of capital. Market to book multiples represent the mean market to book multiple for selected peer companies with operations similar to each goodwill reporting unit to which the multiple is applied. The outputs from these methods are weighted based on the nature of the business and the relative amount of market observable assumptions supporting the estimates. The computed values are then weighted to reflect the fair value estimate based on the specific attributes of each goodwill reporting unit.

Estimating the fair value of reporting units is a subjective process that involves the use of significant estimates by management. Changes in market inputs or other events impacting the fair value of these businesses, including discount rates, operating results, investment returns, strategies and growth rate assumptions, among other factors, could result in goodwill impairments, resulting in a charge to income. Certain of our goodwill reporting units are comprised of a combination of legacy and acquired businesses and as a result have substantial internally generated and unrecognized intangibles and fair values that significantly exceed their carrying values.

Changes in our growth assumptions, including the risk of loss of key customers in the Protection Services segment, or adverse changes in discount rates could result in a decline in fair value and result in a goodwill impairment charge.

Reserve for property and casualty insurance claims and claims expense estimation

Reserves are established to provide for the estimated costs of paying claims and claims expenses under insurance policies we have issued. These reserves are an estimate of amounts necessary to settle all outstanding claims, including estimates of all expenses associated with processing and settling incurred claims as of the financial statement date.

Allstate Protection's current period claims are typically reported promptly with relatively little lag between the date of occurrence and the date the loss is reported. Auto and homeowners liability losses generally take an average of about two years to settle, while auto physical damage, homeowners property and other personal lines generally have an average settlement time of less than one year. Liability losses, especially those involving litigation, can take many years to resolve. Run-off Property-Liability involves long-tail losses, such as those related to asbestos and environmental claims, which often involve substantial reporting lags and extended times to settle.

Estimating the ultimate cost of claims and claims expenses is an inherently uncertain and complex process involving a high degree of judgment and is subject to the evaluation of numerous variables. Underwriting results are significantly influenced by estimates of property and casualty insurance claims and claims expense reserves.

The actuarial methods used to develop reserve estimates Reserve estimates are derived by using several different actuarial estimation methods that are variations on one primary actuarial technique known as a "chain ladder" estimation process. In this process, historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident year or a report year to create an estimate of how losses are likely to develop over time.

In the chain ladder estimation technique, development factors are calculated which compare current period results to results in the prior period for each accident year or report year. The effects of inflation are implicitly considered in the reserving process, as development factors use historic data that incorporates inflation from recent prior periods in estimating future loss costs. The estimation methodology may require modification when data changes due to changing claim reporting practices, changing claim settlement patterns, external regulatory or financial influences, or contractual coverage changes. Changes in such items and inflation can result in increased variability in loss costs and reserve estimates. Actuarial judgment is then applied to develop a best estimate of gross ultimate losses. These developments are discussed further in the loss ratio disclosures within the Allstate Protection Segment and the Reserve for Property and Casualty Insurance Claims and Claims Expense sections of the MD&A. See the Run-off Property-Liability reserve estimates section for specific disclosures of industry and actuarial best practices for this segment.

How reserve estimates are established and updated Reserve estimates are developed at a detailed level, and the results are aggregated to form a consolidated reserve estimate. The detailed estimates include each line of insurance, major components of losses (such as coverages and perils), major states or groups of states and for reported losses and IBNR. The significant lines of business are auto, homeowners, and other personal lines for Allstate Protection, and asbestos, environmental, and other run-off lines for Run-off Property-Liability. Reserves are established for each business segment and line of business, independently of business segment management.

Development factors are calculated for data elements such as claim counts reported and settled, paid losses, and paid losses combined with case reserves. The historical development patterns for these data elements are used to calculate reserve estimates. Based on this review, our best estimate of required reserves is recorded.

Reserves are reestimated quarterly and periodically throughout the year, by combining historical results with current actual results to calculate new development factors. This process continuously incorporates the historic and latest actual trends, and other underlying changes in the data elements used to calculate reserve estimates. New development factors are likely to differ from previous development factors used in prior reserve estimates because actual results occur differently than the assumptions contained in the previous development factor calculations. When actual development of these data elements is different than the historical development pattern used in a prior period reserve estimate, a new reserve is determined. The difference between indicated reserves based on new reserve estimates and recorded reserves (the previous estimate) is the amount of reserve reestimate. This amount, which could be material and vary significantly from period to period, is recognized as an increase or decrease in Property and casualty insurance claims and claims expense in the Consolidated Statements of Operations.

A more detailed discussion of reserve reestimates is presented in the Reserve for Property and Casualty Insurance Claims and Claims Expense section of the MD&A.

Net reserves by segment and line of business

	As of December 31,		
($ in millions)	**2024**	**2023**	**2022**
Allstate Protection			
Auto	$ 23,076	$ 21,286	$ 19,365
Homeowners	4,520	4,754	3,520
Other lines [1]	4,250	3,929	3,991
Total Allstate Protection	**31,846**	**29,969**	**26,876**
Run-off Property-Liability			
Asbestos	774	804	811
Environmental	259	267	267
Other run-off lines	381	373	373
Total Run-off Property-Liability	**1,414**	**1,444**	**1,451**
Total Protection Services	**55**	**49**	**38**
Total net reserves	**$ 33,315**	**$ 31,462**	**$ 28,365**

[1] Includes the unamortized fair value adjustment related to the acquisition of National General.

Reserve reestimates

($ in millions)	2024	2023	2022
Reserve reestimates, after-tax [1]	$(243)	$ 434	$1,375
Percentage impact on net income (loss) applicable to common shareholders - favorable (unfavorable)	5.3 %	NM	(98.6)%

[1] Favorable reserve reestimates are shown in parentheses.

3-year average of net reserve reestimates as a percentage of total reserves for its segment [1] [2]

	2024
Allstate Protection	1.9 %
Run-off Property-Liability	6.5

[1] Favorable reserve reestimates are shown in parentheses.

[2] Each of these results is consistent within a reasonable actuarial tolerance for the respective businesses.

Allstate Protection reserve estimate

Factors affecting reserve estimates Generally, the initial reserves for a new accident year or report year are established based on actual claim frequency and severity assumptions for different business segments, lines and coverages based on historical relationships to relevant inflation indicators. Reserves for prior accident years are statistically determined using processes described above. These estimates are considered in conjunction with known facts and interpretations of circumstances, including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in laws and regulations, judicial decisions, and economic conditions.

Changes in auto claim frequency may result from changes in mix of business, driving behaviors, miles driven or other macroeconomic factors. Changes in auto current year claim severity are generally influenced by inflation in the medical and auto repair sectors, changes in attorney represented and litigated claim behavior, the effectiveness and efficiency of our claim settlements and changes in mix of claim types. Injury claims are affected largely by medical inflation, treatment trends, attorney representation and litigation costs while physical damage claims are affected largely by auto repair cost inflation, used car prices, length of claim resolution and the timing of receipt of third-party carrier claims.

Changes in homeowners current year claim severity are generally influenced by inflation in the cost of building materials, the cost of construction and property repair services, the cost of replacing home furnishings and other contents, the types of claims that qualify for coverage, deductibles, other economic and environmental factors and the effectiveness of our claim practices.

As loss experience for the current year develops for each type of loss, it is monitored relative to initial assumptions until it is judged to have sufficient statistical credibility. From that point in time forward, reserves are reestimated using statistical actuarial processes to reflect the impact actual loss trends have on development factors incorporated into the actuarial estimation processes.

Loss experience and reserve variability are impacted by many factors, including but not limited to:

- Supply chain disruptions and labor shortages, changes in used car prices, labor and part cost increases, unemployment levels, changes in commuting activity and driving behavior have and may continue to lead to historical development trends being less predictive of future loss development, potentially creating additional reserve variability.

- If a legal change is expected to have a significant impact on the development of claim severity for a coverage which is part of a particular line of insurance in a specific state, judgment is applied to determine appropriate development factors that will most accurately reflect the expected impact on that specific estimate.

- If a change in economic conditions is expected to affect the cost of repairs to damaged autos or property for a particular line, coverage, or state, actuarial judgment is applied to determine appropriate development factors to use in the reserve estimate that will most accurately reflect the expected impacts on severity development.

Causes of reserve estimate uncertainty At each reporting date, the highest degree of uncertainty in estimates for most of our losses from ongoing businesses arise from claims remaining to be settled for the current accident year and the most recent preceding accident year. The greatest degree of uncertainty exists in the current accident year because the current accident year contains the greatest proportion of losses that have not been reported or settled as well as heightened uncertainty for claims that involve litigation or take longer to settle during periods of rapidly increasing loss costs but must be estimated as of the current reporting date. Most of these losses relate to damaged property such as automobiles and homes, and medical care for injuries from accidents. During the first year after the end of an accident year, a large portion of the total losses for that accident year are settled. When accident year losses paid through the end of the first year following the initial accident year are incorporated into updated actuarial estimates, the trends inherent in the settlement of claims emerge more clearly. After the second year, the losses that we pay for an accident year typically relate to claims that are more difficult to settle, such as those involving serious injuries or litigation. Private passenger auto insurance provides a good illustration of the uncertainty of future loss estimates: our typical annual percentage payout of reserves remaining at December 31 for an accident year is approximately 50% in the first year after the end of the accident year, 20% in the second year, 10% in the third year, 10% in the fourth year, and the remaining 10% thereafter.

Potential variability in reserve estimates Reserve estimates, by their nature, are very complex to determine, subject to significant judgment, and represent estimates rather than an exact determination for each outstanding claim, including claims incurred but not reported. Accordingly, as actual claims, paid losses, and case reserve results emerge, our estimate of the ultimate cost to settle will differ from previous estimates.

The reserve liability recorded in the Consolidated Statements of Financial Position represents the aggregation of numerous analyses by each business segment, line of insurance, major types of losses (such as coverages and perils), and individual states or groups of states for reported losses and IBNR. Because of this detailed approach to our reserve analysis, there is not a single set of assumptions that determines our reserve estimates at the consolidated level or that management believes can produce a statistically credible or reliable actuarial reserve range that would be meaningful.

To develop a statistical measure of potential reserve variability, an actuarial technique (stochastic modeling) is applied to the countrywide data for paid losses combined with case reserves for each of auto liability, auto physical damage, and homeowners insurance excluding catastrophes. Based on the combined historical variability of the development

factors calculated for these data elements, an estimate of standard deviation around these reserve estimates is calculated within each accident year for the last twelve years for each type of loss. The variability of these reserve estimates within one standard deviation of the mean (a measure of frequency of dispersion often viewed to be an acceptable level of accuracy) is believed by management to represent a reasonable and statistically probable measure of potential variability.

Based on our Allstate brand products and coverages, historical experience, the statistical credibility of our extensive data and stochastic modeling of actuarial methodologies used to develop reserve estimates, we have derived standard deviations and the resulting pre-tax income for Allstate Protection reserves, excluding catastrophe losses, as shown below.

Reserve estimate variability

($ in millions)	December 31, 2024		
	Carried reserves [1]	Standard deviation	Income effect, pre-tax
Auto insurance - liability coverage	$ 28,800	6.5 %	$ 1,872
Auto insurance - physical damage coverage	755	15.5	117
Homeowners insurance	3,475	8.0	278

[1] Excludes reserves related to catastrophes.

Although this evaluation reflects most reasonably likely outcomes, it is possible the final outcome may fall below or above these amounts. Historical variability of reserve estimates is reported in the Reserve for Property and Casualty Insurance Claims and Claims Expense section of the MD&A.

Management believes that the reserve for property and casualty insurance claims and claims expense, net of recoverables, is appropriately established in the aggregate and adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by the date of the Consolidated Statements of Financial Position based on available facts, laws and regulations.

Reserves for catastrophe losses Catastrophe losses are an inherent risk of the property and casualty insurance industry that have contributed, and will continue to contribute, to potentially material year-to-year fluctuations in our results of operations and financial position. We define a "catastrophe" as an event that produces pre-tax losses before reinsurance in excess of $1 million and involves multiple first-party policyholders, or a winter weather event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are caused by various natural events including high winds, winter storms and freezes, tornadoes, hailstorms, wildfires, tropical storms, tsunamis, hurricanes, earthquakes and volcanoes.

We are also exposed to man-made catastrophic events, such as certain types of terrorism, civil unrest, wildfires or industrial accidents. The nature and level of catastrophes in any period cannot be reliably predicted.

The estimation of claims and claims expense reserves for catastrophe losses also comprises estimates of losses from reported claims and IBNR, primarily for damage to property. In general, our estimates for catastrophe reserves are based on claim adjuster inspections and the application of historical loss development factors as described above. However, depending on the nature of the catastrophe, the estimation process can be further complicated.

For example, for hurricanes, complications could include the inability of insureds to promptly report losses, limitations placed on claims adjusting staff affecting their ability to inspect losses, determining whether losses are covered by our homeowners policy (generally for damage caused by wind or wind-driven rain) or specifically excluded coverage caused by flood, exposure to mold damage, and the effects of numerous other considerations. Additionally, the timing of a catastrophe in relation to other events, such as at or near the end of a financial reporting period, can affect the availability of information needed to estimate reserves for that reporting period. In these situations, we may need to adapt our practices to accommodate these circumstances in order to determine a best estimate of our losses from a catastrophe.

For example, to complete estimates for certain areas affected by catastrophes not yet inspected by our claims adjusting staff, or where we believed our historical loss development factors were not predictive, we rely on:

- Analysis of actual claim notices received compared to total PIF.

- Visual, governmental and third-party information, including aerial photos, using satellites, aircrafts and drones, area observations, and data on wind speed and flood depth to the extent available.

Reserves for Michigan and New Jersey unlimited PIP Claims and claims expense reserves include reserves for Michigan unlimited PIP coverage to insureds involved in qualifying motor vehicle accidents. The administration of this program is through the MCCA, a state-mandated, non-profit association of which all insurers actively writing automobile coverage in Michigan are members.

The process employed to estimate MCCA covered losses involves a number of activities including the comprehensive review and interpretation of MCCA actuarial reports, other MCCA members' reports and our PIP loss trends which have increased in severity over time. A significant portion of incurred claim reserves can be attributed to a small number of catastrophic claims and thus a large portion of the recoverable is similarly concentrated. We conduct comprehensive claim file reviews to develop case

reserve type estimates of specific claims, which inform our view of future claim development and longevity of claimants. Each year, we update the actuarial estimate of our ultimate reserves and recoverables. We report our paid and unpaid claims based on MCCA requirements. The MCCA develops its own reserving estimates based on its own reserve methodologies, which may not align with our estimations. The MCCA does not provide member companies with its estimate of a company's claim costs.

We provide similar PIP coverage in New Jersey for auto policies issued or renewed in New Jersey prior to 1991 that is administered by PLIGA. We use similar actuarial estimating techniques as for the MCCA exposures to estimate loss reserves for unlimited PIP coverage for policies covered by PLIGA. Unlimited coverage was not offered after 1991; therefore, no new claimants are being added.

Reserve estimates are confidential and proprietary and by their nature are very complex to determine and subject to significant judgments. Reserve estimates do not represent an exact determination for each outstanding claim. Claims may be subject to litigation. As actual claims, paid losses and case reserve results emerge, our estimate of the ultimate cost to settle may be materially greater or less than previously estimated amounts.

For additional information related to indemnification recoverables, see Item 1 - Regulation, Indemnification Programs and Note 12 of the consolidated financial statements.

Run-off Property-Liability reserve estimates

Characteristics of Run-off exposure Our exposure to asbestos, environmental and other run-off claims arise principally from assumed reinsurance coverage written during the 1960s through the mid-1980s, including reinsurance on primary insurance written on large U.S. companies, and from direct excess commercial insurance written from 1972 through 1985, including substantial excess general liability coverages on large U.S. companies. Additional exposure stems from direct primary commercial insurance written during the 1960s through the mid-1980s. Asbestos claims relate primarily to bodily injuries asserted by claimants who were exposed to asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs. Other run-off claims exposures primarily relate to general liability and product liability mass tort claims, such as those for medical devices and other products, workers' compensation claims and claims for various other coverage exposures other than asbestos and environmental.

In 1986, the general liability policy form used by us and others in the property and casualty industry was amended to introduce an "absolute pollution exclusion," which excluded coverage for environmental damage claims, and to add an asbestos exclusion. Most general liability policies issued prior to 1987 contain annual aggregate limits for product liability coverage. General liability policies issued in 1987 and thereafter contain annual aggregate limits for product liability coverage and annual aggregate limits for all coverages. Our experience to date is that these policy form changes have limited the extent of our exposure to environmental and asbestos claim risks.

Our exposure to liability for asbestos, environmental and other run-off claims losses manifests differently depending on whether it arises from assumed reinsurance coverage, direct excess commercial insurance or direct primary commercial insurance. Direct excess commercial insurance and reinsurance involve coverage written by us for specific layers of protection above retentions and other insurance plans and largely has resulted in asbestos, environmental and mass tort claims. The nature of excess coverage and reinsurance provided to other insurers limits our exposure to loss to specific layers of protection in excess of policyholder retention on their primary insurance plans. Our exposure is further limited by the significant reinsurance that we had purchased on our direct excess business.

Our assumed reinsurance business involved writing generally small participations in other insurers' reinsurance programs. The reinsured losses in which we participate may be a proportion of all eligible losses or eligible losses in excess of defined retentions. Of the majority of our assumed reinsurance exposure, approximately 85% is for excess of loss coverage, while the remaining 15% is for pro-rata coverage.

Our direct primary commercial insurance business comprises a cross section of policyholders engaged in many diverse business sectors throughout the country and did not include coverage to large asbestos manufacturers.

How reserve estimates are established and updated We conduct an annual review in the third quarter to evaluate, establish and adjust as necessary, asbestos, environmental and other run-off claims reserves. Changes to reserves are recorded in the reporting period in which they are determined. Using established industry and actuarial best practices and assuming no change in the regulatory or economic environment, this detailed and comprehensive methodology determines asbestos reserves based on assessments of the characteristics of exposure (e.g., claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, and determines environmental reserves based on assessments of the characteristics of exposure (e.g., environmental damages, respective shares of liability of potentially responsible parties, appropriateness and cost of remediation) to pollution and related clean-up costs. The number and cost of these claims are affected by advertising by trial lawyers seeking asbestos plaintiffs, and entities with asbestos exposure seeking bankruptcy protection as a result of asbestos liabilities, initially causing a delay in the reporting of claims, often followed by an acceleration and an increase in claims and claims expenses as settlements occur.

After evaluating our insureds' probable liabilities for asbestos, environmental and other run-off claims, we evaluate our insureds' coverage programs for such claims. We consider our insureds' total available insurance coverage, including the coverage we issued. We also consider relevant judicial interpretations of policy language and applicable coverage defenses or determinations, if any.

Evaluation of both the insureds' estimated liabilities and our exposure to the insureds depends heavily on an analysis of the relevant legal issues and litigation environment. This analysis is conducted by our specialized claims adjusting staff and legal counsel. Based on these evaluations, case reserves are established by claims adjusting staff and actuarial analysis is employed to develop an IBNR reserve, which includes estimated potential reserve development and claims that have occurred but have not been reported. As of December 31, 2024 and 2023, IBNR was 54.0% and 55.7%, respectively, of combined net asbestos and environmental reserves.

For both asbestos and environmental reserves, we also evaluate our historical direct net loss and expense paid and incurred experience to assess any emerging trends, fluctuations or characteristics suggested by the aggregate paid and incurred activity. Other run-off claims reserves are based on considerations similar to those described above, as they relate to the characteristics of specific individual coverage exposures.

Potential reserve estimate variability Establishing net loss reserves for asbestos, environmental and other run-off claims is subject to uncertainties that are much greater than those presented by other types of property and casualty claims. Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure and unresolved legal issues regarding policy coverage; unresolved legal issues regarding the determination, availability and timing of exhaustion of policy limits; plaintiffs' evolving and expanding theories of liability; availability and collectability of recoveries from reinsurance; retrospectively determined premiums and other contractual agreements; estimates of the extent and timing of any contractual liability; the impact of bankruptcy protection sought by various asbestos producers and other asbestos defendants; and other uncertainties.

There are also complex legal issues concerning the interpretation of various insurance policy provisions and whether those losses are covered, or were ever intended to be covered, and could be recoverable through retrospectively determined premium, reinsurance or other contractual agreements. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are determined; how policy exclusions and conditions are applied and interpreted; and whether clean-up costs represent insured property damage.

Our reserves for asbestos, environmental and other run-off exposures could be affected by tort reform, class action litigation, and other potential legislation and judicial decisions. Environmental exposures could also be affected by a change in the existing federal Superfund law and similar state statutes. There can be no assurance that any reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of asbestos or environmental claims. We believe these issues are not likely to be resolved in the near future, and the ultimate costs may vary materially from the amounts currently recorded resulting in material changes in loss reserves. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful net loss reserve range. Historical variability of reserve estimates is reported in the Property and Casualty Insurance Claims and Claims Expense Reserves section of the MD&A.

Adequacy of reserve for property and casualty insurance claims and claims expense estimates

We believe our net reserves are appropriately established based on available facts, laws and regulations and assessments of other pertinent factors and characteristics of exposure (e.g., claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, assuming no change in the legal, legislative or economic environment. Additionally, we rely on historical claims experience to inform the level of the recorded reserve. We calculate and record a single best reserve estimate, in conformance with generally accepted actuarial standards and practices, for each line of insurance, its components (coverages and perils) and state, for reported losses and for IBNR losses, and as a result we believe that no other estimate is better than our recorded amount. Due to the uncertainties involved, the ultimate cost of losses may vary materially from recorded amounts, which are based on our best estimates.

For further discussion of these estimates and quantification of the impact of reserve estimates, reserve reestimates and assumptions, see Note 10 and Note 16 of the consolidated financial statements and the Reserve for Property and Casualty Insurance Claims and Claims Expense section of the MD&A.

Pension and other postretirement plans net costs and assumptions

Our pension and other postretirement benefit costs are calculated using various actuarial assumptions and methodologies. These assumptions include discount rates, health care cost trend rates, inflation, expected returns on plan assets, mortality and other factors. The assumptions utilized in recording the obligations under our defined benefit plans represent our best estimates, and we believe they are reasonable based on information as to historical experience and performance as well as other

factors that might cause future expectations to differ from past trends. Approximately 90% of our benefit obligation relates to our U.S. qualified defined benefit pension plan.

See Note 19 of the consolidated financial statements for a discussion of our pension and other postretirement benefit plans and their effect on the consolidated financial statements.

Net costs for our defined benefit plans are recognized on the Consolidated Statements of Operations and consist of two elements: 1) costs comprised of service and interest costs, expected return of plan assets, amortization of prior service credit and curtailment gains and losses which are reported in property and casualty claims and claims expense, operating costs and expenses, net investment income and, if applicable, restructuring and related charges and 2) remeasurement gains and losses comprised of changes in actuarial assumptions and the difference between actual and expected returns on plan assets which are recognized immediately in earnings as part of pension and other postretirement remeasurement gains and losses.

We recognize expected returns on plan assets using an unadjusted fair value method. Our policy is to remeasure our pension and postretirement plans on a quarterly basis. We immediately recognize the remeasurement of the benefit obligation and plan assets in earnings as it provides greater transparency of our economic obligations in accounting results and better aligns the recognition of the effects of economic and interest rate changes on pension and other postretirement plan assets and liabilities in the year in which the gains and losses are incurred.

Differences in actual experience and changes in other assumptions affect our pension and other postretirement obligations and expenses. Differences between expected and actual returns on plan assets affect remeasurement gains and losses. The primary factors contributing to pension and postretirement remeasurement gains and losses are: 1) changes in the discount rate used to value pension and postretirement obligations as of the measurement date; 2) differences between the expected and the actual return on plan assets; 3) changes in demographic assumptions, including mortality and participant experience; and 4) changes in lump sum interest rates and cash balance interest crediting rates used to value pension obligations as of the measurement date.

Pension and other postretirement service cost, interest cost, expected return on plan assets and amortization of prior service credits are allocated to our reportable segments. The pension and other postretirement remeasurement gains and losses are reported in the Corporate and Other segment.

Pension and postretirement benefits remeasurement gains and losses

	For the years ended December 31,		
($ in millions)	2024	2023	2022
Remeasurement of benefit obligation (gains) losses:			
Discount rate	$ (133)	$ 104	$ (1,268)
Other assumptions	4	17	(176)
Remeasurement of plan assets (gains) losses	92	(112)	1,560
Remeasurement (gains) losses	**$ (37)**	**$ 9**	**$ 116**

Impact of assumption changes to net cost for pension and other postretirement plans

Remeasurement gains in 2024 primarily related to an increase in the liability discount rate and changes in other assumptions, partially offset by unfavorable asset performance compared to expected return on plan assets. Remeasurement losses in 2023 primarily related to losses on the remeasurement of the projected benefit obligation driven by a decrease in the liability discount rate, partially offset by gains due to favorable asset performance compared to expected return on plan assets.

The discount rate is based on rates at which expected pension benefits attributable to past employee service could effectively be settled on a present value basis at the measurement date. We develop the assumed discount rate by utilizing the weighted average yield of a theoretical dedicated portfolio derived from non-callable bonds and callable bonds with a make-whole provision available in the Bloomberg corporate bond universe having ratings of "AA" by S&P or "Aa" by Moody's on the measurement date with cash flows that match expected plan benefit requirements. Significant changes in discount rates, such as those caused by changes in the credit spreads, yield curve, the mix of bonds available in the market, the duration of selected bonds and expected benefit payments, may result in volatility in pension cost. The weighted average discount rate used to measure the benefit obligation increased to 5.71% on December 31, 2024 compared to 5.35% on December 31, 2023, resulting in remeasurement gains for 2024.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. While this rate reflects long-term assumptions and is consistent with long-term historical returns, sustained changes in the market or changes in the mix of plan assets may lead to revisions in the assumed long-term rate of return on plan assets that may result in variability of pension cost. Differences between the actual return on plan assets and the expected long-term rate of return on plan assets are immediately recognized through earnings at each quarterly remeasurement date. Short-term asset performance can differ significantly from the expected rate of return, especially in volatile markets. In 2024, the actual return on plan assets was lower than the expected return primarily due to lower fixed income valuations driven by higher rates, partially offset by higher equity valuations. In 2023, the actual return on plan assets was higher than the expected return primarily due to positive equity returns and higher fixed income valuations from lower interest rates and tighter credit spreads.

We complete periodic evaluations of demographic information and historical experience that affects our pension and other postretirement obligations to identify any required changes to long-term actuarial assumptions and methodologies. Demographic assumptions affect both our pension and postretirement plans and include elements such as retirement rates and participation rates in our postretirement programs, among other factors.

These actuarial assumption updates affect our pension and other postretirement obligations and are incorporated into our best estimates of these assumptions. Remeasurement losses for other assumptions in 2024 primarily related to an increase in the cash balance interest crediting rate, partially offset by gains from an experience study. Remeasurement losses for other assumptions in 2023 primarily related to a decrease in the long-term lump sum interest rate, partially offset by gains from mortality updates.

Impact of assumption changes to net periodic pension cost as of December 31, 2024

($ in millions)	Basis/percentage point change	Increase (decrease) to net cost, pre-tax
Pension plans discount rate	+100 basis points	$ (392)
	-100 basis points	467
Expected long-term rate of return on assets	+100 basis points	(41)
	-100 basis points	41

Regulation and Legal Proceedings

We are subject to extensive regulation and we are involved in various legal and regulatory actions, all of which have an effect on specific aspects of our business. For a detailed discussion of the legal and regulatory actions in which we are involved, see Note 16 of the consolidated financial statements.

Pending Accounting Standards

There are pending accounting standards that we have not implemented because the implementation dates have not yet occurred. For a discussion of these pending standards, see Note 2 of the consolidated financial statements.

The effect of implementing certain accounting standards on our financial results and financial condition is often based in part on market conditions at the time of implementation of the standard and other factors we are unable to determine prior to implementation. For this reason, we are sometimes unable to estimate the effect of certain pending accounting standards until the relevant authoritative body finalizes these standards or until we implement them.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information required for Item 7A is incorporated by reference to the material under the caption "Market Risk" in Part II, Item 7 of this report.

Item 8. Financial Statements and Supplementary Data

The Allstate Corporation and Subsidiaries
Consolidated Statements of Operations

		Years Ended December 31,			
(In millions, except per share data)		2024		2023	2022
Revenues					
Property and casualty insurance premiums	$	56,388	$ 50,670	$	45,904
Accident and health insurance premiums and contract charges		1,921	1,846		1,832
Other revenue		2,930	2,400		2,344
Net investment income		3,092	2,478		2,403
Net gains (losses) on investments and derivatives		(225)	(300)		(1,072)
Total revenues		**64,106**	**57,094**		**51,411**
Costs and expenses					
Property and casualty insurance claims and claims expense		39,735	41,070		37,264
Accident, health and other policy benefits (including remeasurement (gains) losses of $1, $0, and $(4))		1,241	1,071		1,042
Amortization of deferred policy acquisition costs		8,039	7,278		6,634
Operating costs and expenses		8,626	7,137		7,446
Pension and other postretirement remeasurement (gains) losses		(37)	9		116
Restructuring and related charges		61	169		51
Amortization of purchased intangibles		280	329		353
Interest expense		400	379		335
Total costs and expenses		**58,345**	**57,442**		**53,241**
Income (loss) from operations before income tax expense		**5,761**	**(348)**		**(1,830)**
Income tax expense (benefit)		1,162	(135)		(488)
Net income (loss)		**4,599**	**(213)**		**(1,342)**
Less: Net loss attributable to noncontrolling interest		(68)	(25)		(53)
Net income (loss) attributable to Allstate		**4,667**	**(188)**		**(1,289)**
Less: Preferred stock dividends		117	128		105
Net income (loss) applicable to common shareholders	$	**4,550**	$ **(316)**	$	**(1,394)**
Earnings per common share:					
Net income (loss) applicable to common shareholders per common share - Basic	$	17.22	$ (1.20)	$	(5.14)
Weighted average common shares - Basic		264.3	262.5		271.2
Net income (loss) applicable to common shareholders per common share - Diluted	$	16.99	$ (1.20)	$	(5.14)
Weighted average common shares - Diluted		267.8	262.5		271.2

See notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)

	Years Ended December 31,		
($ in millions)	2024	2023	2022
Net income (loss)	$ 4,599	$ (213)	$ (1,342)
Other comprehensive (loss) income, after-tax			
Changes in:			
Unrealized net capital gains and losses	(167)	1,651	(2,853)
Unrealized foreign currency translation adjustments	(47)	67	(150)
Unamortized pension and other postretirement prior service credit	(2)	(16)	(43)
Discount rate for reserve for future policy benefits	27	(10)	228
Other comprehensive (loss) income, after-tax	**(189)**	**1,692**	**(2,818)**
Comprehensive income (loss)	4,410	1,479	(4,160)
Less: Comprehensive loss attributable to noncontrolling interest	(58)	(15)	(73)
Comprehensive income (loss) attributable to Allstate	$ **4,468**	$ **1,494**	$ **(4,087)**

See notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Consolidated Statements of Financial Position

($ in millions, except par value data)	December 31, 2024	2023
Assets		
Investments		
Fixed income securities, at fair value (amortized cost, net $53,616 and $49,649)	$ 52,747	$ 48,865
Equity securities, at fair value (cost $4,329 and $2,244)	4,463	2,411
Mortgage loans, net	784	822
Limited partnership interests	9,255	8,380
Short-term, at fair value (amortized cost $4,539 and $5,145)	4,537	5,144
Other investments, net	824	1,055
Total investments	**72,610**	**66,677**
Cash	704	722
Premium installment receivables, net	10,614	10,044
Deferred policy acquisition costs	5,773	5,940
Reinsurance and indemnification recoverables, net	8,924	8,809
Accrued investment income	615	539
Deferred income taxes	231	219
Property and equipment, net	669	859
Goodwill	3,245	3,502
Other assets, net	5,140	6,051
Assets held for sale	3,092	—
Total assets	**111,617**	**103,362**
Liabilities		
Reserve for property and casualty insurance claims and claims expense	41,917	39,858
Reserve for future policy benefits	269	1,347
Contractholder funds	—	888
Unearned premiums	26,909	24,709
Claim payments outstanding	1,567	1,353
Other liabilities and accrued expenses	9,390	9,635
Debt	8,085	7,942
Liabilities held for sale	2,113	—
Total liabilities	**90,250**	**85,732**
Commitments and Contingent Liabilities (Note 8, 10 and 16)		
Equity		
Preferred stock and additional capital paid-in, $1 par value, 25 million shares authorized, 82.0 thousand shares issued and outstanding, $2,050 aggregate liquidation preference	2,001	2,001
Common stock, $.01 par value, 2.0 billion shares authorized and 900 million issued, 265 million and 262 million shares outstanding	9	9
Additional capital paid-in	4,029	3,854
Retained income	53,288	49,716
Treasury stock, at cost (635 million and 638 million shares)	(36,996)	(37,110)
Accumulated other comprehensive income:		
Unrealized net capital gains and losses	(771)	(604)
Unrealized foreign currency translation adjustments	(145)	(98)
Unamortized pension and other postretirement prior service credit	11	13
Discount rate for reserve for future policy benefits	16	(11)
Total accumulated other comprehensive loss	**(889)**	**(700)**
Total Allstate shareholders' equity	**21,442**	**17,770**
Noncontrolling interest	(75)	(140)
Total equity	**21,367**	**17,630**
Total liabilities and equity	**$ 111,617**	**$ 103,362**

See notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

	Years Ended December 31,		
($ in millions, except per share data)	2024	2023	2022
Preferred stock par value	$ —	$ —	$ —
Preferred stock additional capital paid-in			
Balance, beginning of year	2,001	1,970	1,970
Preferred stock issuance, net of issuance costs	—	587	—
Preferred stock redemption	—	(556)	—
Balance, end of year	**2,001**	**2,001**	**1,970**
Common stock par value	9	9	9
Common stock additional capital paid-in			
Balance, beginning of year	3,854	3,788	3,722
Equity incentive plans activity, net	175	66	66
Balance, end of year	**4,029**	**3,854**	**3,788**
Retained income			
Balance, beginning of year	49,716	50,970	53,288
Net income (loss)	4,667	(188)	(1,289)
Dividends on common stock (declared per share of $3.68, $3.56 and $3.40)	(978)	(938)	(924)
Dividends on preferred stock	(117)	(128)	(105)
Balance, end of year	**53,288**	**49,716**	**50,970**
Treasury stock			
Balance, beginning of year	(37,110)	(36,857)	(34,471)
Shares acquired	—	(332)	(2,496)
Shares reissued under equity incentive plans, net	114	79	110
Balance, end of year	**(36,996)**	**(37,110)**	**(36,857)**
Accumulated other comprehensive income (loss)			
Balance, beginning of year	(700)	(2,392)	426
Change in unrealized net capital gains and losses	(167)	1,651	(2,853)
Change in unrealized foreign currency translation adjustments	(47)	67	(150)
Change in unamortized pension and other postretirement prior service credit	(2)	(16)	(43)
Change in discount rate for reserve for future policy benefits	27	(10)	228
Balance, end of year	**(889)**	**(700)**	**(2,392)**
Total Allstate shareholders' equity	**21,442**	**17,770**	**17,488**
Noncontrolling interest			
Balance, beginning of year	(140)	(125)	(52)
Change in unrealized net capital gains and losses	10	10	(20)
Noncontrolling loss	(68)	(25)	(53)
Capital transaction for noncontrolling interest	123	—	—
Balance, end of year	**(75)**	**(140)**	**(125)**
Total equity	$ **21,367**	$ **17,630**	$ **17,363**

See notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Consolidated Statements of Cash Flows

($ in millions)	Years Ended December 31, 2024	2023	2022
Cash flows from operating activities			
Net income (loss)	$ 4,599	$ (213)	$ (1,342)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, amortization and other non-cash items	555	704	847
Net (gains) losses on investments and derivatives	225	300	1,072
Pension and other postretirement remeasurement (gains) losses	(37)	9	116
Changes in:			
Policy benefits and other insurance reserves	2,171	2,202	4,445
Unearned premiums	2,294	2,385	2,539
Deferred policy acquisition costs	(347)	(489)	(713)
Premium installment receivables, net	(705)	(861)	(1,038)
Reinsurance recoverables, net	(226)	807	451
Income taxes	753	(229)	(715)
Other operating assets and liabilities	(351)	(387)	(541)
Net cash provided by operating activities	**8,931**	**4,228**	**5,121**
Cash flows from investing activities			
Proceeds from sales			
Fixed income securities	38,751	22,973	31,494
Equity securities	3,168	5,400	10,969
Limited partnership interests	633	710	970
Other investments	265	594	1,071
Investment collections			
Fixed income securities	1,509	1,641	728
Mortgage loans	151	81	163
Other investments	41	152	167
Investment purchases			
Fixed income securities	(46,590)	(29,431)	(36,920)
Equity securities	(4,980)	(2,935)	(9,294)
Limited partnership interests	(1,434)	(890)	(1,258)
Mortgage loans	(113)	(145)	(104)
Other investments	(172)	(292)	(295)
Change in short-term and other investments, net	724	(617)	792
Purchases of property and equipment, net	(210)	(267)	(420)
Proceeds from sale of property and equipment	18	27	209
Acquisition of operations, net of cash acquired	(13)	—	—
Net cash used in investing activities	**(8,252)**	**(2,999)**	**(1,728)**
Cash flows from financing activities			
Proceeds from issuance of debt	495	743	—
Redemption and repayment of debt	(350)	(750)	—
Proceeds from issuance of preferred stock	—	587	—
Redemption of preferred stock	—	(575)	—
Contractholder fund deposits	129	130	133
Contractholder fund withdrawals	(37)	(35)	(49)
Dividends paid on common stock	(962)	(925)	(926)
Dividends paid on preferred stock	(117)	(107)	(105)
Treasury stock purchases	(2)	(335)	(2,520)
Shares reissued under equity incentive plans, net	163	73	82
Other	(16)	(49)	(35)
Net cash used in financing activities	**(697)**	**(1,243)**	**(3,420)**
Net decrease in cash	**(18)**	**(14)**	**(27)**
Cash at beginning of period	722	736	763
Cash at end of period	**$ 704**	**$ 722**	**$ 736**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1   General

Basis of presentation

The accompanying consolidated financial statements include the accounts of The Allstate Corporation (the "Corporation") and its wholly owned subsidiaries, primarily Allstate Insurance Company ("AIC"), a property and casualty insurance company (collectively referred to as the "Company" or "Allstate") and variable interest entities ("VIEs") in which the Company is considered a primary beneficiary. These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated. Certain amounts have been reclassified to conform to current year presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations

Allstate is engaged, principally in the United States, in the property and casualty insurance business. Allstate is one of the country's largest personal property and casualty insurers and is organized into five reportable segments: Allstate Protection, Run-off Property-Liability, Protection Services, Allstate Health and Benefits, and Corporate and Other.

Allstate's primary business is the sale of private passenger auto and homeowners insurance. The Company offers several other personal property and casualty insurance products, select commercial property and casualty coverages, consumer product protection plans, device and mobile data collection services and analytic solutions using automotive telematics information, roadside assistance, automotive protection and insurance products, identity protection, employer voluntary benefits and group and individual accident and health insurance. Allstate primarily distributes its products through exclusive agents, independent agents and brokers, direct to consumers through contact centers and online and through financial specialists and major retailers.

Held for sale

A business is classified as held for sale when management having the authority to approve the action commits to a plan to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current fair value and certain other criteria are met. A business classified as held for sale is recorded at the lower of its carrying amount or estimated fair value less cost to sell. When the proceeds expected to be received from the sale exceed the carrying amount of the business, a gain is recognized when the sale closes.

Assets and liabilities related to a business classified as held for sale are segregated in the Consolidated Statements of Financial Position in the period in which the business is classified as held for sale.

On August 13, 2024, Allstate entered into a share purchase agreement with StanCorp Financial Group, Inc. to sell Allstate's employer voluntary benefits business. Additional details related to the pending sale are included in Note 4.

Risks and uncertainties

Allstate has exposure to catastrophic events, including wind/hail, wildfires, tornadoes, hurricanes, tropical storms, earthquakes, severe freeze events, volcanic eruptions, terrorism and industrial accidents.

Catastrophes, an inherent risk of the property and casualty insurance business, have contributed, and will continue to contribute, to material year-to-year fluctuations in the Company's results of operations and financial position (see Note 10). The nature and level of catastrophic loss experienced in any period cannot be predicted and could be material to results of operations and financial position.

The Company considers the following categories and locations to be the greatest areas of potential catastrophe losses:

- Wind/Hail, Precipitation, Tornado and Freeze — Major metropolitan centers in Texas, Illinois, Georgia and Colorado

- Hurricanes — Major metropolitan centers along the eastern and gulf coasts of the United States

- Wildfires — California, Colorado, Oregon, Texas and Hawaii

- Earthquakes and fires following earthquakes — Major metropolitan centers near fault lines in the states of California, Oregon, Washington, South Carolina and Kentucky

Subsequent Events

Group health business disposition On January 30, 2025, Allstate entered into an agreement with Nationwide Life Insurance Company to sell Direct General Life Insurance Company, NSM Sales Corporation and The Association Benefits Solution, LLC, comprising the group health business for approximately $1.25 billion in cash, adjusted for the closing balance sheet. The group health business is reported in the Health and Benefits segment, and beginning in the first quarter of 2025, the assets and liabilities of the business will be classified as held for sale. The transaction is expected to close during 2025, subject to regulatory approvals and other customary closing conditions.

The transaction price less costs to sell exceeds the carrying value of net assets related to the transaction, resulting in an expected gain that will be recognized at closing of the transaction. The anticipated gain on the sale will be impacted by purchase price adjustments associated with certain pre-close transactions, changes in the carrying value of net assets, changes in accumulated other comprehensive income and the related tax effects.

The group health business generated $481 million of premiums and contract charges and adjusted net income of $71 million for the year ended December 31, 2024.

California wildfire catastrophe event In January 2025, several wildfires started in southern California that have destroyed or damaged thousands of properties and automobiles. The Company's estimated catastrophe losses for this event are $1.07 billion. The estimate includes reinsurance reinstatement premiums, an estimated California FAIR Plan assessment and is net of estimated reinsurance recoveries. For more information on the California FAIR Plan, refer to Note 16. Expected recoveries under the Company's Nationwide Excess Catastrophe Reinsurance Program and reinsurance reinstatement premiums required to be paid under the terms of the reinsurance program are further described in Note 12.

Note 2   Summary of Significant Accounting Policies

Investments

Fixed income securities include bonds and asset-backed securities ("ABS"). Fixed income securities, which may be sold prior to their contractual maturity, are designated as available-for-sale ("AFS") and are carried at fair value. The difference between amortized cost, net of credit loss allowances ("amortized cost, net") and fair value, net of deferred income taxes, is reflected as a component of accumulated other comprehensive income ("AOCI"). The Company excludes accrued interest receivable from the amortized cost basis of its AFS fixed income securities. Cash received from calls and make-whole payments is reflected as a component of proceeds from sales and cash received from maturities and pay-downs is reflected as a component of investment collections within the Consolidated Statements of Cash Flows.

Equity securities primarily include common stocks, exchange traded and mutual funds, non-redeemable preferred stocks and real estate investment trust equity investments. Certain exchange traded and mutual funds have fixed income securities as their underlying investments. Equity securities are carried at fair value. Equity securities without readily determinable or estimable fair values are measured using the measurement alternative, which is cost less impairment, if any, and adjustments resulting from observable price changes in orderly transactions for the identical or similar investments of the same issuer.

Mortgage loans and bank loans are carried at amortized cost, net, which represent the amount expected to be collected. The Company excludes accrued interest receivable from the amortized cost basis of its mortgage and bank loans. Credit loss allowances are estimates of expected credit losses, established for loans upon origination or purchase, and are established considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the loans. Loans are evaluated on a pooled basis when they share similar risk characteristics; otherwise, they are evaluated individually.

Investments in limited partnership interests are primarily accounted for in accordance with the equity method of accounting ("EMA") and include interests in private equity funds, real estate funds and other funds.

Investments in limited partnership interests purchased prior to January 1, 2018, where the Company's interest is so minor that it exercises virtually no influence over operating and financial policies, are accounted for at fair value primarily utilizing the net asset value ("NAV") as a practical expedient to determine fair value.

Short-term investments, including money market funds, commercial paper, U.S. Treasury bills, fixed income securities with a contractual maturity of one year or less at time of acquisition and other short-term investments, are carried at fair value. Other investments primarily consist of bank loans, real estate and derivatives. Bank loans are primarily senior secured corporate loans. Real estate is carried at cost less accumulated depreciation. Derivatives are carried at fair value.

Investment income primarily consists of interest, dividends, income from limited partnership interests, rental income from real estate and income from certain derivative transactions.

Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for ABS is determined considering estimated pay-downs, including prepayments, obtained from third-party data sources and internal estimates. Actual prepayment experience is periodically reviewed, and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For ABS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is generally recalculated on a prospective basis. Accrual of income is suspended for fixed income securities when the timing and amount of cash flows expected to be received is not probable. Accrual of income is suspended for mortgage loans and bank loans that are in default or when full and timely collection of principal and interest payments is not probable. Accrued income receivable is monitored for recoverability, and when not expected to be collected, is written off within net investment income. Cash receipts for investments on nonaccrual status are generally recorded as a reduction of amortized cost.

Income from limited partnership interests carried at fair value is recognized based upon the changes in fair value of the investee's equity primarily determined using NAV. Income from EMA limited partnership interests is recognized based on the Company's share of the partnerships' earnings. Income from EMA limited partnership interests is generally recognized on a three month delay due to the availability of the related financial statements from investees.

Net gains and losses on investments and derivatives include gains and losses on investment sales, changes in the credit loss allowances related to fixed income securities, mortgage loans and bank loans, impairments, valuation changes of equity investments, including equity securities and certain limited partnerships where the underlying assets are predominately public equity securities, and periodic changes in fair value and settlements of certain derivatives, including hedge ineffectiveness. Net gains and losses on sales of investments and derivatives are determined on a specific identification basis and are net of credit losses already recognized through an allowance.

Derivative and embedded derivative financial instruments

Derivative financial instruments include interest rate swaps, credit default swaps, futures (interest rate and equity), options (including swaptions), warrants and stock rights, foreign currency forwards and total return swaps.

All derivatives are accounted for on a fair value basis and reported as other investments, other assets and other liabilities and accrued expenses. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. Cash flows from other derivatives are reported in cash flows from investing activities within the Consolidated Statements of Cash Flows.

For derivatives for which hedge accounting is not applied, the income statement effects, including fair value gains and losses and accrued periodic settlements, are reported either in net gains and losses on investments and derivatives or in a single line item together with the results of the associated asset or liability for which risks are being managed.

Securities loaned

The Company's business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions can be reinvested in short-term investments or fixed income securities. These transactions are short-term in nature, usually 30 days or less.

The Company receives cash collateral for securities loaned in an amount generally equal to 102% and 105% of the fair value of domestic and foreign securities, respectively, and records the related obligations to return the collateral in other liabilities and accrued

expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice.

Recognition of premium revenues and contract charges, and related benefits and interest credited

Property and casualty insurance premiums include premiums from personal lines policies, protection plans, vehicle service contracts and insurance products and roadside assistance.

Personal lines insurance premiums are deferred and earned on a pro-rata basis over the terms of the policies, typically periods of six or twelve months.

Revenues related to protection plans, vehicle service contracts and insurance products and roadside assistance are deferred and earned over the term of the contract in a manner that recognizes revenue as obligations under the contracts are fulfilled. Revenues from these products are classified as premiums as the products are backed by insurance. Protection plans and protection and insurance premiums are recognized using a cost-based incurrence method over the term of the contracts, which is generally one to five years.

The portion of premiums written applicable to the unexpired terms of the policies is recorded as unearned premiums.

Unearned premiums

| ($ in millions) | December 31, | |
	2024	2023
Allstate Protection	$ 21,508	$ 19,542
Protection Services	5,385	5,150
Total	**$ 26,893**	**$ 24,692**

Protection Services For the year ended December 31, 2024, the Company recognized $1.84 billion of property and casualty insurance premiums for Protection Services that were included in the unearned premium balance as of December 31, 2023.

For the year ended December 31, 2023, the Company recognized $1.74 billion of property and casualty insurance premiums for Protection Services that were included in the unearned premium balance as of December 31, 2022.

The Company expects to recognize approximately $1.98 billion, $1.48 billion and $1.93 billion of the December 31, 2024 unearned premium balance in 2025, 2026 and thereafter, respectively.

Health and benefits Voluntary accident and health insurance products are expected to remain in force for an extended period and therefore are primarily classified as long-duration contracts. Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due from policyholders, net of any credit loss allowance for uncollectible premiums. Benefits are reflected in accident, health and other policy benefits and recognized as incurred.

Interest-sensitive life contracts, such as universal life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and contract charges assessed against the contractholder account balance. Premiums from these contracts are reported as contractholder fund deposits. Contract charges consist of fees assessed against the contractholder account balance for the cost of insurance (mortality risk), contract administration and surrender of the contract prior to contractually specified dates. These contract charges are recognized as revenue when assessed against the contractholder account balance. Benefit payments in excess of the contractholder account balance are reflected in accident, health and other policy benefits.

Interest credited to contractholder funds, which are reported in accident, health and other policy benefits, represents interest accrued or paid on interest-sensitive life contracts. Crediting rates for interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions subject to contractually guaranteed minimum rates.

As of December 31, 2024, voluntary accident and health insurance and traditional life insurance products within the employer voluntary benefits business and all interest-sensitive life contracts are reported as held for sale.

Premium installment receivables represent premiums written and not yet collected, net of the credit loss allowance for uncollectible premiums. These receivables are primarily outstanding for one year or less. The Company utilizes historical internal data including aging analyses to estimate allowances under current business conditions and for the forecast period. The Company regularly evaluates and updates the data and adjusts its allowance as appropriate.

Rollforward of credit loss allowance for premium installment receivables

($ in millions)	For the years ended December 31,	
	2024	2023
Beginning balance	$ (138)	$ (132)
Increase in the provision for credit losses	(414)	(348)
Write-off of uncollectible premium installment receivable amounts [1]	365	342
Ending balance	**$ (187)**	**$ (138)**

[1] Represents the portion of allowance that is reversed when premiums receivable are written off.

Other revenue

Other revenue represents fees collected from policyholders relating to premium installment payments, fees for servicing assigned risk business collected from other insurance carriers, commissions on sales of non-proprietary products, sales of identity protection services, fee-based services and other revenue transactions. Other revenue is recognized when performance obligations are fulfilled.

The Company collects service fees in the form of commission and general agent fees by selling policies issued by third-party insurance companies. The Company recognizes Medicare-related and other accident and health commission revenues equal to the estimated lifetime value of the revenues at the time when the policy is sold, net of an allowance for estimated policy cancellations, as no further performance obligations exist. The allowance for estimated third-party cancellations is periodically evaluated and adjusted as necessary.

Deferred policy acquisition costs

Deferred policy acquisition costs ("DAC") are related directly to the successful acquisition of new or renewal insurance contracts and are deferred and recognized as an expense over the life of the related contracts. These costs are principally agent, employee and broker remuneration, premium taxes and certain underwriting expenses and are included in amortization of deferred policy acquisition costs on the Consolidated Statements of Operations. All other acquisition costs are expensed as incurred and included in operating costs and expenses.

Customers of the Company may exchange one insurance policy for another offered by the Company, or make modifications to an existing life, accident and health or property and casualty contract issued by the Company. These transactions are identified as internal replacements for accounting purposes. Internal replacement transactions determined to result in replacement contracts that are substantially unchanged from the replaced contracts are accounted for as continuations of the replaced contracts. Unamortized DAC related to the replaced contracts continue to be deferred and amortized in connection with the replacement contracts. For traditional life, accident and health and property and casualty insurance policies, any changes to unamortized DAC that result from replacement contracts are treated as prospective revisions and any costs associated with the issuance of replacement contracts are characterized as maintenance costs and expensed as incurred.

Property and casualty insurance For personal lines, DAC is amortized into income as premiums are earned pro rata over the period of the policy. For protection plans, vehicle service contracts and other insurance contracts, DAC is amortized into income over the term of the contract based on the percentage of the contract's total revenue recognized during the period. DAC is periodically reviewed for recoverability and adjusted if necessary. Future investment income is considered in determining the recoverability of DAC.

Long-duration voluntary accident and health insurance, traditional life insurance contracts, and interest-sensitive life insurance contracts Voluntary accident and health insurance and traditional life insurance contracts are grouped by product and issue year into cohorts consistent with the cohorts used to calculate the reserve for future policy benefits ("RFPB"). Interest-sensitive life insurance contracts are grouped into cohorts by issue year, and the issue year is determined based on contract issue date. DAC is amortized on a constant level basis over the expected contract term. The constant level basis used for all cohorts is based on policies in force. The expected contract term and mortality, morbidity, and lapse assumptions are used to calculate both DAC amortization and the RFPB. If actual contract lapses are greater than expected lapses for any cohort, each affected cohort's DAC balance will be reduced in the current period based on the difference between the actual and expected lapses. No adjustments to DAC amortization are recorded if actual contract lapses are less than expected lapses for any cohort. If the Company makes an update to any of its mortality, morbidity, or lapse assumptions, the Company will use the assumptions prospectively to amortize any cohort's remaining DAC over the remaining expected contract term.

As of December 31, 2024, long-duration voluntary accident and health insurance and traditional life insurance contracts within the employer voluntary benefits business, all interest-sensitive life insurance contracts and the associated DAC are reported as held for sale.

Reinsurance and indemnification

Reinsurance In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The Company has also used reinsurance to affect the disposition of certain blocks of business. Reinsurance does not extinguish the Company's primary liability under the policies written. Therefore, in addition to establishing allowances as appropriate after evaluating reinsurers' activities related to claims settlement practices and commutations, the Company evaluates reinsurer counterparty credit risk and records reinsurance recoverables net of credit loss allowances. The Company assesses counterparty credit risk for individual reinsurers separately when more relevant or on a pooled basis when shared risk characteristics exist. The evaluation considers the credit quality of the reinsurer and the period over which the recoverable balances are expected to be collected. The Company considers factors including past events, current conditions and reasonable and supportable forecasts in the development of the estimate of credit loss allowances.

Allowances for property and casualty and accident and health reinsurance recoverables are established primarily through risk-based evaluations.

The property and casualty recoverable evaluation considers the credit rating of the reinsurer, the period over which the reinsurance recoverable balances are expected to be recovered and other relevant factors including historical experience of reinsurer failures. Reinsurers in liquidation or in default status are evaluated individually using the Company's historical liquidation recovery assumptions and any other relevant information available including the most recent public information related to the financial condition or liquidation status of the reinsurer.

The Company monitors the credit ratings of reinsurer counterparties and evaluates the circumstances surrounding credit rating changes as inputs into its credit loss assessments. Uncollectible reinsurance recoverable balances are written off against the allowances when there is no reasonable expectation of recovery.

The changes in the allowances are reported in property and casualty insurance claims and claims expense and accident, health and other policy benefits.

Indemnification The Company also participates in various indemnification programs, including industry pools and facilities, which are reimbursement mechanisms that assess participating insurers for expected insured claims, reimburse participating insurers for qualifying paid claims and permit participating insurers to recoup amounts assessed directly from insureds. Indemnification recoverables are backed by the financial resources of the property and casualty insurance company market participants.

The design and function of these indemnification programs does not result in the retention of insurance or reinsurance risk by the indemnitee. Based on the Company's evaluation of these programs on an individual basis, the establishment of credit loss allowances is not warranted at this time. The Company has not experienced any historical credit losses related to its indemnification programs. The Company continues to monitor these programs to determine whether any changes from historical experience have emerged or are expected to emerge or whether there have been any changes in the design or administration of the programs that would require establishment of credit loss allowances.

Revenue recognition The amounts reported as reinsurance and indemnification recoverables include amounts paid and due from reinsurers and indemnitors as well as estimates of amounts expected to be recovered from reinsurers and indemnitors on insurance liabilities that have been incurred but not yet paid. Reinsurance and indemnification recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying contract. Reinsurance and indemnification premiums are generally reflected in income in a manner consistent with the recognition of premiums on the associated contracts. For catastrophe coverage, the cost of reinsurance premiums is recognized ratably over the contract period to the extent coverage remains available. Certain catastrophe agreements are subject to reinstatement premiums which are recognized in the same period as the loss event that gave rise to the reinstatement premiums.

Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired, less any impairment of goodwill recognized. The Company's goodwill reporting units are equivalent to its reportable segments to which goodwill has been assigned: Allstate Protection, Protection Services, and Allstate Health and Benefits.

Goodwill by reporting unit

($ in millions)	December 31, 2024		December 31, 2023	
Allstate Protection	$	1,563	$	1,563
Protection Services		1,511		1,494
Allstate Health and Benefits		171		445
Total	$	3,245	$	3,502

Goodwill is recognized when acquired and allocated to reporting units based on which unit is expected to benefit from the synergies of the business combination. Goodwill is not amortized but is tested for impairment at least annually. The Company performs its annual goodwill impairment testing during the fourth quarter of each year based upon data as of the close of the third quarter. Goodwill impairment is measured and recognized as the amount by which a reporting unit's carrying value, including goodwill, exceeds its fair value, not to exceed the carrying amount of goodwill allocated to the reporting unit. The Company also reviews goodwill for impairment whenever events or changes in circumstances, such as deteriorating or adverse market conditions, indicate that it is more likely than not that the carrying amount of the reporting unit including goodwill may exceed the fair value of the reporting unit. The goodwill impairment analysis is performed at the reporting unit level.

As of December 31, 2024 and 2023, the fair value of the Company's goodwill reporting units exceeded their carrying values. The decrease compared to December 31, 2023 was related to the reclassification of goodwill as held for sale as of December 31, 2024 due to the pending sale of the employer voluntary benefits business partially offset by the addition of goodwill related to Allstate Protection Plans' acquisition of Kingfisher to enhance its mobile protection offerings.

Intangible assets

Intangible assets (reported in other assets) consist of capitalized costs primarily related to acquired distribution and customer relationships, trade names and licenses, technology and other assets. The estimated useful lives of distribution, customer relationships and technology and other intangible assets are generally 5 years, 10 years, and 5 years, respectively. Intangible assets are carried at cost less accumulated amortization.

Intangible assets by type

($ in millions)	December 31, 2024		December 31, 2023	
Distribution and customer relationships	$	367	$	515
Trade names and licenses [1]		145		159
Technology and other		242		292
Total	$	754	$	966

[1] Includes finite-lived trade names with carrying values of $7 million and $21 million as of December 31, 2024 and 2023, respectively, and are expected to be fully amortized by the end of 2025.

Amortization expense is calculated using an accelerated amortization method. Amortization expense on intangible assets was $280 million, $329 million and $353 million in 2024, 2023 and 2022, respectively.

Amortization expense of intangible assets for the next five years and thereafter

($ in millions)		
2025	$	230
2026		161
2027		112
2028		67
2029		32
Thereafter		14
Total amortization	$	616

Accumulated amortization of intangible assets was $1.66 billion and $1.80 billion as of December 31, 2024 and 2023, respectively.

Trade names and licenses are considered to have an indefinite useful life and are reviewed for impairment at least annually or more frequent if circumstances arise that indicate an impairment may have occurred. An impairment is recognized if the carrying amount of the asset exceeds its estimated fair value.

Acquisition earn-out payables

The fair value of contingent consideration arrangements such as earn-out purchase arrangements at the acquisition date, are included in the purchase price consideration. The recorded purchase price for acquisitions includes an estimate of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in these earn-out obligations will be recorded in the Consolidated Statements of Operations when incurred or reasonably estimated. Estimates of potential earn-out obligations are typically based upon future earnings of the acquired operations or entities, usually for periods up to five years. As of December 31, 2024, the maximum future contingency payments related to acquisitions totaled $25 million.

In addition, the Company provides contingent bonus payments to certain eligible employees of acquired operations or entities based on the same timeframe and future earnings as used in determining the contingent consideration arrangement.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. Included in property and equipment are capitalized costs related to computer software licenses and software developed for internal use of $398 million and $545 million, net of accumulated depreciation, as of December 31, 2024 and 2023, respectively. These costs generally consist of certain external and payroll related costs. Property and equipment depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally 3 to 10 years for equipment, 3 to 5 years for computer software licenses and software developed for internal use and 40 years for real property. Depreciation expense is reported in operating costs and expenses.

Accumulated depreciation on property and equipment was $2.50 billion and $2.59 billion as of December 31, 2024 and 2023, respectively. Depreciation expense on property and equipment was $316 million, $343 million and $335 million in 2024, 2023 and 2022, respectively. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income taxes

Income taxes are accounted for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities at the enacted tax rates. A deferred tax asset valuation allowance is established when it is more likely than not such assets will not be realized. The Company recognizes interest expense related to income tax matters in income tax expense and penalties in operating costs and expenses.

Reserve for property and casualty insurance claims and claims expense

The reserve for property and casualty insurance claims and claims expense is the estimate of amounts necessary to settle all reported and unreported incurred claims for the ultimate cost of insured property and casualty losses, based upon the facts of each case and the Company's experience with similar cases. Estimated amounts of salvage and subrogation are deducted from the reserve for claims and claims expense. The establishment of appropriate reserves, including reserves for catastrophe losses, is an inherently uncertain and complex process. Reserve estimates are primarily derived using an actuarial estimation process in which historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident or report year to create an estimate of how losses are likely to develop over time. Development factors are calculated quarterly and periodically throughout the year for data elements such as claims reported and settled, paid losses, and paid losses combined with case reserves.

When the Company experiences changes in the mix or type of claims or changing claim settlement patterns or data, it applies actuarial judgment in the determination and selection of development factors to develop reserve liabilities. The effects of inflation are implicitly considered in the reserving process as a development factor using historic data incorporated as a reasonable estimate of future inflation. The historical development patterns for these data elements are used as the assumptions to calculate reserve estimates, including the reserves for reported and unreported claims; however, when the Company experiences changes, it may lead to historical development trends being less predictive of future loss development, potentially creating additional reserve variability. Reserve estimates are regularly reviewed and updated, using the most current data and information available. Any resulting reestimates are reflected in current results of operations.

Reserve for future policy benefits

Long-duration voluntary accident and health insurance and traditional life insurance contracts The RFPB is calculated using the net premium reserving model, which uses the present value of insurance contract benefits less the present value of net premiums. Under the net premium reserving model, the Company computes a net premium ratio which is the present value of insurance contract benefits divided by the present value of gross premiums. The present value of contract benefits and gross premiums are determined using the discount rate at contract inception. The net premium ratio is applied to premiums due on a periodic basis to compute the RFPB. The net premium ratio is recomputed at least annually using both actual historical cash flows and future cash flows anticipated over the life of the cohort of contracts subject to measurement. Assumptions including mortality, morbidity, and lapses affect the timing and amount of estimated cash flows used to calculate the RFPB.

The Company has grouped contracts into cohorts based on product type and issue year. Issue year is based on the issuance date of the contract to the policyholder, except in the case of contracts acquired in a business combination, where the issue date is based on the acquisition date of the business combination. The RFPB is calculated for contracts in force at the end of each period, which results in the Company recognizing the effects of actual experience in the period it occurs.

Annually, in the third quarter, the Company obtains historical premiums and benefits information and evaluates future cash flow assumptions that include mortality, morbidity, and lapses, and updates cash flow assumptions as necessary. The Company has elected to not update the expense assumption when annually reviewing and updating future cash flow assumptions. Actual premiums and benefits and any updates to future cash flow assumptions are incorporated into the calculation of an updated net premium ratio. Updates for actual premiums and benefits and changes to future cash flow assumptions will result in a liability remeasurement gain or loss. The decrease (gain) or increase (loss) in the RFPB is reported as liability remeasurement gain or loss in net income and presented parenthetically as part of accident, health and other policy benefits on the Consolidated Statements of Operations. The updated net premium ratio is used in future quarters to measure the RFPB until the next annual update or an earlier date if the Company determines it is necessary to revise future cash flow assumptions based on available evidence, including actual experience.

The discount rate assumption is determined using a yield curve approach. The yield curve consists of U.S. dollar-denominated senior unsecured fixed-income securities issued by U.S. companies that have an A credit rating based on the ratings provided by nationally recognized rating agencies that include Moody's, Standard & Poor's and Fitch. For points on the yield curve that do not have observable yields, the Company uses linear interpolation which calculates the unobservable yield based on the two nearest observable yields, except for any points beyond the last observable yield at 30 years, where interest rates are held constant with the last observable point on the yield curve. The Company updates the current discount rate quarterly and the change in the RFPB resulting from the updated current discount rate is recognized in other comprehensive income ("OCI").

Accident and health short-duration contracts The RFPB includes unpaid losses and loss adjustment expense ("LAE") reserves for individual and certain voluntary accident and health short-duration contracts and is an estimate of the Company's liability from incurred claims at the end of the reporting period. The unpaid losses and LAE reserves are the result of an ongoing analysis of recent loss development trends and emerging historical experience. Original estimates are increased or decreased as additional information becomes known regarding individual claims. In setting its reserves, the Company reviews its loss data to estimate expected loss development. Management believes that its use of standard actuarial methodology applied to its analyses of its historical experience provides a reasonable estimate of future losses. However, actual future losses may differ from the Company's estimate, and may be affected by future events, including inflation and changes in law and judicial interpretations, which would favorably or unfavorably impact the ultimate settlement of the Company's losses and LAE.

The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. In addition to inflation, the average severity of claims is affected by a number of factors that may vary by types and features of policies written. Future average severities are projected from historical trends, adjusted for implemented changes in underwriting standards and policy provisions, as well as general economic trends. These estimated trends are monitored and revised as necessary based on actual development.

Unpaid losses include a provision for incurred but not reported ("IBNR") reserve estimates representing claims that have occurred but have not yet been reported, some of which are not yet known to the insured, as well as a provision for future development on reported claims. IBNR reserves are generally calculated by first projecting the ultimate cost of all claims that have occurred and then subtracting reported losses and loss expenses. Reported losses include cumulative paid losses and loss expenses plus case reserves.

As of December 31, 2024, voluntary accident and health insurance and traditional life insurance products within the employer voluntary benefits business are reported as held for sale.

Contractholder funds

Contractholder funds represent interest-bearing liabilities arising primarily from the sale of interest-sensitive life insurance contracts. Contractholder funds primarily comprise cumulative deposits received and interest credited to the contractholder less cumulative contract benefits, surrenders, withdrawals and contract charges for mortality or administrative expenses. As of December 31, 2024, all contractholder funds are reported as held for sale.

Pension and other postretirement remeasurement gains and losses

The Company's policy is to remeasure its pension and postretirement plans on a quarterly basis. Pension and other postretirement gains and losses represent the remeasurement of projected benefit obligations and differences between the expected and actual return on plan assets, which are immediately recognized in earnings and are referred to as pension and other postretirement remeasurement gains and losses on the Consolidated Statements of Operations.

The primary factors contributing to pension and postretirement remeasurement gains and losses are:

- Changes in the discount rate used to value pension and postretirement obligations as of the measurement date
- Differences between the expected and the actual return on plan assets
- Changes in demographic assumptions, including mortality and participant experience
- Changes in lump sum interest rates and cash balance interest crediting rates used to value pension obligations as of the measurement date

Differences in actual experience and changes in other assumptions affect the Company's pension and other postretirement obligations and expenses.

Pension and other postretirement service cost, interest cost, expected return on plan assets and amortization of prior service credits are allocated to the Company's reportable segments. The pension and other postretirement remeasurement gains and losses are reported in the Corporate and Other segment.

Legal contingencies

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis. The Company establishes accruals for such matters at management's best estimate when the

Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals. The Company does not include potential recoveries in its estimates of reasonably possible or probable losses. Legal fees are expensed as incurred.

Equity incentive plans

The Company has equity incentive plans under which it grants nonqualified stock options, restricted stock units and performance stock awards ("equity awards") to certain employees and directors of the Company. The Company measures the fair value of equity awards at the grant date and recognizes the expense over the shorter of the period in which the requisite service is rendered or retirement eligibility is attained. The expense for performance stock awards with no market condition is adjusted each period to reflect the performance factor most likely to be achieved at the end of the performance period. The expense for performance stock awards with a market condition is based on the fair value of the awards at the grant date which incorporates the probability of achieving the market condition. In the event the market condition is not met, any previously recognized expense is not reversed. The Company uses a binomial lattice model to determine the fair value of employee stock options. The Company uses a Monte Carlo simulation model to determine the fair value of performance stock awards with a market condition.

Measurement of credit losses

The Company carries an allowance for expected credit losses for all financial assets measured at amortized cost on the Consolidated Statements of Financial Position. The Company considers past events, current conditions and reasonable and supportable forecasts in estimating an allowance for credit losses. The Company also carries a credit loss allowance for fixed income securities where applicable and, when amortized cost is reported, it is net of credit loss allowances. For additional information, refer to the Investments, Recognition of premium revenues and contract charges or Reinsurance and indemnification topics of this section.

The Company also estimates a credit loss allowance for its line of credit with Adirondack Insurance Exchange ("Adirondack") and commitments to fund mortgage loans and bank loans unless they are unconditionally cancellable by the Company. For further details on Adirondack and mortgage loans and bank loans, see Note 9 and Note 6, respectively.

Allowance for credit losses

	As of December 31,	
($ in millions)	2024	2023
Fixed income securities	$ 17	$ 36
Mortgage loans	12	11
Bank loans	10	22
Investments	**39**	**69**
Premium installment receivables	187	138
Reinsurance recoverables	63	65
Other assets	14	18
Assets	**303**	**290**
Commitments to fund mortgage loans and bank loans	—	1
Liabilities	**—**	**1**
Total	**$ 303**	**$ 291**

Variable interest entities

A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights or do not participate in the gains and losses of the entity. The Company consolidates VIEs in which the Company is deemed the primary beneficiary. The primary beneficiary is the entity that has both (1) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE and (2) the power to direct the activities of the VIE that most significantly affect that entity's economic performance.

Foreign currency translation

The local currency of the Company's foreign subsidiaries is deemed to be the functional currency of the country in which these subsidiaries operate. The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the end of a reporting period for assets and liabilities and at average exchange rates during the period for results of operations.

The unrealized gains and losses from the translation of the net assets are recorded as unrealized foreign currency translation adjustments and included in AOCI. Changes in unrealized foreign currency translation adjustments are included in OCI. Gains and losses from foreign currency transactions are reported in operating costs and expenses and have not been material.

Adopted accounting standard

Segment reporting Effective December 31, 2024, the Company adopted the Financial Accounting Standards Board ("FASB") guidance expanding segment disclosures. The guidance requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of reportable segments' profit or loss and assets. The guidance affects disclosures only.

Pending accounting standards

Accounting for joint ventures In August 2023, the FASB issued guidance requiring a joint venture to initially measure assets contributed and liabilities assumed at fair value as of the formation date. The new guidance will be applied prospectively for joint ventures with a formation date on or after January 1, 2025. The impact of the adoption is not expected to be material to the Company's results of operations or financial position.

Income tax disclosures In December 2023, the FASB issued guidance enhancing various aspects of income tax disclosures. The guidance requires a tabular reconciliation between statutory and effective income tax expense (benefit) with both amounts and percentages for a list of required categories. For certain required categories where an individual category is at least five percent of the statutory tax amount, the required category must be further broken out by nature and, for foreign tax effects, jurisdiction. Additionally, entities must disclose income taxes paid, net of refunds received, broken out between federal, state and foreign, and amounts paid, net of refunds received, to an individual jurisdiction when five percent or more of the total income taxes paid, net of refunds received.

All requirements in the guidance are annual in nature, and the guidance is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The guidance only affects disclosures and will have no impact on the Company's consolidated financial statements.

Climate disclosures In March 2024, the Securities and Exchange Commission ("SEC") adopted a final rule requiring registrants to disclose certain climate-related information in their registration statements and annual reports. The rule requires the disclosure of qualitative and quantitative information, with certain information, such as financial statement effects of severe weather events, included in the notes to the audited financial statements. Other disclosure requirements include material climate-related risks, processes to manage and govern those risks, disclosure of targets if the targets materially affect or are reasonably likely to materially affect the Company, and, if material, disclosure of certain greenhouse gas emissions. On April 4, 2024, the SEC issued a voluntary stay of the final rule, awaiting the outcome of pending litigation. In February 2025, the SEC requested that the court not schedule the case for argument to provide time for the SEC to deliberate and determine next steps. The Company is currently monitoring the status of the final rule.

Disaggregated income statement disclosures In November 2024, the FASB issued guidance requiring disaggregated information about specific expense categories included in certain income statement expense line items and disclosures about selling expenses.

The new guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The standard is effective on a prospective basis, with the option for retrospective application. The guidance only affects disclosures and will have no impact on the Company's consolidated financial statements.

Note 3   Earnings per Common Share

Basic earnings per common share is computed using the weighted average number of common shares outstanding, including vested unissued participating restricted stock units. Diluted earnings per common share is computed using the weighted average number of common and dilutive potential common shares outstanding.

Dilutive potential common shares consist of outstanding stock options and unvested non-participating restricted stock units and contingently issuable performance stock awards. The effect of dilutive potential common shares does not include options with an anti-dilutive effect on earnings per common share because their exercise prices exceed the average market price of Allstate common shares during the period or for which the unrecognized compensation cost would have an anti-dilutive effect.

Computation of basic and diluted earnings per common share

		For the years ended December 31,				
(In millions, except per share data)		**2024**		**2023**		**2022**
Numerator:						
Net income (loss)	$	4,599	$	(213)	$	(1,342)
Less: Net loss attributable to noncontrolling interest		(68)		(25)		(53)
Net income (loss) attributable to Allstate		4,667		(188)		(1,289)
Less: Preferred stock dividends		117		128		105
Net income (loss) applicable to common shareholders	$	**4,550**	$	**(316)**	$	**(1,394)**
Denominator:						
Weighted average common shares outstanding		264.3		262.5		271.2
Effect of dilutive potential common shares [1]:						
Stock options		2.6		—		—
Restricted stock units (non-participating) and performance stock awards		0.9		—		—
Weighted average common and dilutive potential common shares outstanding		**267.8**		**262.5**		**271.2**
Net income (loss) applicable to common shareholders per common share - Basic	$	17.22	$	(1.20)	$	(5.14)
Net income (loss) applicable to common shareholders per common share - Diluted [1]	$	16.99	$	(1.20)	$	(5.14)
Anti-dilutive options excluded from diluted earnings per common share		0.5		3.0		1.7
Weighted average dilutive potential common shares excluded due to net loss applicable to common shareholders [1]		—		2.2		3.1

[1] As a result of the net loss reported for the years ended December 31, 2023 and 2022, weighted average shares for basic earnings per share is also used for calculating diluted earnings per share because all dilutive potential common shares are anti-dilutive and are therefore excluded from the calculation.

Note 4   Disposition

On August 13, 2024, the Company entered into a share purchase agreement (the "Purchase Agreement") with StanCorp Financial Group, Inc. to sell American Heritage Life Insurance Company and American Heritage Service Company, comprising the Company's employer voluntary benefits business for approximately $2.0 billion in cash. The employer voluntary benefits business ("EVB") is reported in the Allstate Health and Benefits segment, and beginning in the third quarter of 2024, the assets and liabilities of the business were classified as held for sale.

The transaction price less costs to sell exceeds the carrying value of the net assets related to this transaction, resulting in an estimated gain that will be recognized at closing of the transaction. The anticipated gain on the sale will be impacted by purchase price adjustments associated with certain pre-close transactions, changes in the carrying value of

net assets, changes in accumulated other comprehensive income and the related tax effects.

The amount of goodwill included in the carrying value is based on the relative fair value of the EVB business to the fair value of the Allstate Health and Benefits segment and is reported in other assets in the table below.

The transaction is expected to close in the first half of 2025, subject to regulatory approvals and other customary closing conditions.

The EVB business generated $985 million of premiums and contract charges and adjusted net income of $85 million for the year ended December 31, 2024.

Major classes of assets and liabilities classified as held for sale

($ in millions)	December 31, 2024
Assets	
Investments	
Fixed income securities, at fair value (amortized cost, net $1,809)	$ 1,699
Short-term, at fair value (amortized cost $85)	85
Other investments, net	122
Total investments	**1,906**
Deferred policy acquisitions costs	521
Reinsurance recoverables, net	111
Other assets	554
Total assets held for sale	**$ 3,092**
Liabilities	
Reserve for future policy benefits	$ 1,085
Contractholder funds	890
Other liabilities and accrued expenses	138
Total liabilities held for sale	**$ 2,113**

Included in shareholders' equity is $72 million of accumulated other comprehensive loss related to assets and liabilities held for sale.

Note 5   Reportable Segments

The Company's Chief Executive Officer is the CODM. The CODM reviews financial performance and makes decisions about the allocation of resources for the five reportable segments. The CODM considers each segment profit measure when making decisions regarding the allocation of resources to the segments.

Allstate Protection and Run-off Property-Liability segments comprise Property-Liability. The Company does not allocate investment income, net gains and losses on investments and derivatives or assets to the Allstate Protection and Run-off Property-Liability segments. Management reviews assets at the Property-Liability, Protection Services, Allstate Health and Benefits, and Corporate and Other levels for decision-making purposes. These segments are described below and align with the Company's key product and service offerings.

The accounting policies of the reportable segments are the same as those described in Note 2. The effects of inter-segment transactions are eliminated in the consolidated results. For segment results, services provided by Protection Services to Allstate Protection are not eliminated as management considers those transactions in assessing the results of the respective segments.

Allstate Protection principally offers private passenger auto, homeowners and other property insurance in the United States and Canada, with earned premiums accounting for 84.0% of Allstate's 2024 consolidated revenues. Allstate Protection primarily operates in the U.S. (all 50 states and the District of Columbia ("D.C.")) and Canada. For 2024, the top geographic locations for statutory direct premiums for the Allstate Protection segment were Texas, California, Florida and New York. No other jurisdiction accounted for more than 5% of statutory direct premiums for Allstate Protection. Revenues from

external customers generated outside the United States were $2.14 billion, $2.06 billion and $1.94 billion in 2024, 2023 and 2022, respectively.

Run-off Property-Liability includes results from property and casualty insurance coverage that primarily relates to policies written during the 1960s through the mid-1980s. Our exposure to asbestos, environmental and other run-off lines claims arises principally from direct excess commercial insurance, assumed reinsurance coverage, direct primary commercial insurance and other businesses in run-off.

Protection Services comprises Allstate Protection Plans, Allstate Dealer Services, Allstate Roadside, Arity and Allstate Identity Protection. Protection Services offers consumer product protection plans, automotive protection and insurance products (including vehicle service contracts, guaranteed asset protection, road hazard tire and wheel and paintless dent repair protection), roadside assistance, mobility data collection services and analytic solutions using automotive telematics information and identity theft protection and remediation services. Protection Services primarily operates in the U.S. and Canada, with Allstate Protection Plans also offering services in Europe, Asia and Australia. Revenues from external customers generated outside the United States were $472 million, $346 million and $258 million in 2024, 2023 and 2022, respectively, and relate to consumer product protection plans sold primarily in Europe, Japan and Australia.

Allstate Health and Benefits offers employer voluntary benefits, group health and individual health products, including life, accident, critical illness, hospital indemnity, short-term disability and other health products. Allstate Health and Benefits primarily operates in the U.S. (all 50 states and D.C.) and Canada. For 2024, the top geographic locations for statutory direct accident, health and life insurance premiums were Texas, Florida, Georgia and Ohio. No other jurisdiction accounted for more than 5% of statutory direct accident, health and life insurance premiums. Revenues from external customers generated outside the United States relate to voluntary accident and health insurance sold in Canada and were not material.

On August 13, 2024, the Company entered into a Purchase Agreement with StanCorp Financial Group, Inc. to sell the Company's employer voluntary benefits business. See Note 4 for additional information on the transaction.

On January 30, 2025, the Company entered into an agreement with Nationwide Life Insurance Company to sell the Company's group health business. The transaction is expected to close during 2025, subject to regulatory approvals and other customary closing conditions.

Corporate and Other comprises net investment income, net gains (losses) on investments, other revenue, debt service, other holding company activities and certain non-insurance operations.

Measuring segment profit or loss

The measure of segment profit or loss used in evaluating performance is underwriting income for the Allstate Protection and Run-off Property-Liability

segments and adjusted net income for the Protection Services, Allstate Health and Benefits and Corporate and Other segments.

Underwriting income (loss) is calculated as premiums earned and other revenue, less claims and claims expenses, amortization of DAC, operating costs and expenses, amortization or impairment of purchased intangibles and restructuring and related charges as determined using GAAP.

Adjusted net income (loss) is net income (loss) applicable to common shareholders, excluding:

- Net gains and losses on investments and derivatives
- Pension and other postretirement remeasurement gains and losses
- Amortization or impairment of purchased intangibles
- Gain or loss on disposition
- Adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years
- Income tax expense or benefit on reconciling items

A reconciliation of these measures to net income (loss) applicable to common shareholders is provided below.

Reportable segments financial performance

($ in millions)	For the years ended December 31,		
	2024	2023	2022
Underwriting income (loss) by segment			
Allstate Protection	$ 3,153	$ (2,090)	$ (2,782)
Run-off Property-Liability	(73)	(94)	(129)
Total Property-Liability	**3,080**	**(2,184)**	**(2,911)**
Adjusted net income (loss) by segment, after-tax			
Protection Services	217	106	169
Allstate Health and Benefits	186	242	245
Corporate and Other	(426)	(415)	(422)
Reconciling items			
Allstate Protection and Run-off Property-Liability net investment income	2,810	2,218	2,190
Net gains (losses) on investments and derivatives	(225)	(300)	(1,072)
Pension and other postretirement remeasurement gains (losses)	37	(9)	(116)
Amortization of purchased intangibles [1]	(74)	(94)	(113)
Gain (loss) on disposition [2]	16	4	89
Non-recurring costs [3]	—	(90)	—
Income tax (expense) benefit on Property-Liability and reconciling items [4]	(1,138)	182	495
Total reconciling items	**1,426**	**1,911**	**1,473**
Less: Net loss attributable to noncontrolling interest [5]	(67)	(24)	(52)
Net income (loss) applicable to common shareholders	**$ 4,550**	**$ (316)**	**$ (1,394)**

[1] Excludes amortization of purchased intangibles in Allstate Protection, which is already included above in underwriting income.

[2] Includes $83 million related to the gain on sale of headquarters in the fourth quarter of 2022 reported as other revenue in the Corporate and Other segment.

[3] Relates to settlement costs for non-recurring litigation that is outside of the ordinary course of business.

[4] The tax computation of the reporting segments and income tax benefit (expense) on reconciling items to net income (loss) are computed discretely based on the tax law of the jurisdictions applicable to the reporting entities.

[5] Reflects net loss attributable to noncontrolling interest in Property-Liability.

The following table includes all revenues recorded in the Consolidated Statements of Operations.

Reportable segments revenue information

	For the years ended December 31,		
($ in millions)	2024	2023	2022
Property-Liability			
Insurance premiums			
Auto	$ 36,475	$ 32,940	$ 29,715
Homeowners	13,360	11,739	10,418
Other personal lines	2,823	2,387	2,159
Commercial lines	609	811	1,123
Other business lines	599	550	494
Allstate Protection	53,866	48,427	43,909
Run-off Property-Liability	—	—	—
Total Property-Liability insurance premiums	53,866	48,427	43,909
Other revenue	1,895	1,545	1,416
Net investment income	2,810	2,218	2,190
Net gains (losses) on investments and derivatives	(228)	(292)	(877)
Total Property-Liability	**58,343**	**51,898**	**46,638**
Protection Services			
Protection Plans	1,869	1,540	1,307
Roadside assistance	150	195	202
Protection and insurance products	503	508	486
Intersegment premiums and service fees [1]	180	138	149
Other revenue	441	319	347
Net investment income	94	73	48
Net gains (losses) on investments and derivatives	(14)	—	(52)
Total Protection Services	**3,223**	**2,773**	**2,487**
Allstate Health and Benefits			
Employer voluntary benefits	985	1,001	1,033
Group health	481	440	385
Individual health	455	405	414
Other revenue	522	447	402
Net investment income	100	82	69
Net gains (losses) on investments and derivatives	(5)	3	(44)
Total Allstate Health and Benefits	**2,538**	**2,378**	**2,259**
Corporate and Other			
Other revenue	72	89	179
Net investment income	88	105	96
Net gains (losses) on investments and derivatives	22	(11)	(99)
Total Corporate and Other	**182**	**183**	**176**
Intersegment eliminations [1]	(180)	(138)	(149)
Consolidated revenues	**$ 64,106**	**$ 57,094**	**$ 51,411**

[1] Intersegment insurance premiums and service fees are primarily related to Arity and Allstate Roadside and are eliminated in the consolidated financial statements.

Reportable segments expense information used in measure for segment profit or loss

($ in millions)	For the years ended December 31, 2024	2023	2022
Property-Liability			
Claims and claims expense excluding catastrophe losses and prior year reserve reestimates [1]	$ 34,092	$ 34,243	$ 31,894
Catastrophe losses	4,964	5,636	3,112
Non-catastrophe prior year reserve reestimates	(6)	485	1,601
Amortization of DAC	6,676	6,070	5,570
Advertising expense	1,863	638	934
Amortization of purchased intangibles	206	235	240
Restructuring and related charges	51	142	44
Other segment expenses [2]	4,762	4,613	4,712
Allstate Protection	**52,608**	**52,062**	**48,107**
Claims and claims expense [1]	68	89	125
Other segment expenses [2]	5	5	4
Run-off Property Liability	**73**	**94**	**129**
Total Property-Liability	**52,681**	**52,156**	**48,236**
Protection Services			
Claims and claims expense	641	632	532
Amortization of DAC	1,217	1,058	928
Restructuring and related charges	2	6	2
Other segment expenses [2]	1,090	889	874
Income taxes on operations	71	83	35
Total	**3,021**	**2,668**	**2,371**
Allstate Health and Benefits			
Accident, health and other policy benefits	1,241	1,071	1,042
Amortization of DAC	146	150	136
Restructuring and related charges	3	7	2
Other segment expenses [2]	915	842	814
Income taxes on operations	52	63	64
Total	**2,357**	**2,133**	**2,058**
Corporate and Other			
Interest expense	400	379	335
Restructuring and related charges	5	13	3
Other segment expenses [2]	163	185	262
Income taxes on operations	(99)	(99)	(92)
Preferred stock dividends	117	128	105
Total	**$ 586**	**$ 606**	**$ 613**

[1] Includes incurred loss adjustment expenses, net of reinsurance of $2.90 billion, $2.80 billion and $2.65 billion for the years ended December 31, 2024, 2023 and 2022, respectively.

[2] Includes employee-related costs, professional services, technology and certain other operating costs and expenses, including expenses from strategic initiatives.

Additional significant financial performance data

($ in millions)	For the years ended December 31,					
		2024		2023		2022
Amortization of DAC						
Property-Liability	$	6,676	$	6,070	$	5,570
Protection Services		1,217		1,058		928
Allstate Health and Benefits		146		150		136
Consolidated	$	**8,039**	$	**7,278**	$	**6,634**
Amortization of purchased intangibles						
Property-Liability	$	206	$	235	$	240
Protection Services		47		62		77
Allstate Health and Benefits		27		32		36
Consolidated	$	**280**	$	**329**	$	**353**
Income tax expense (benefit)						
Property-Liability	$	1,144	$	(136)	$	(427)
Protection Services		56		66		5
Allstate Health and Benefits		45		57		45
Corporate and Other		(83)		(122)		(111)
Consolidated	$	**1,162**	$	**(135)**	$	**(488)**

Capital expenditures for long-lived assets are generally made at the Property-Liability level as the Company does not allocate assets to the Allstate Protection and Run-off Property-Liability segments. A portion of these long-lived assets are used by entities included in the Protection Services, Allstate Health and Benefits and Corporate and Other segments and, accordingly, are charged to these segments in proportion to their use.

Reportable segment total assets, investments and deferred policy acquisition costs

($ in millions)	As of December 31,			
		2024		2023
Assets				
Property-Liability	$	96,988	$	88,568
Protection Services		7,540		7,292
Allstate Health and Benefits		4,362		4,032
Corporate and Other		2,727		3,470
Consolidated	$	**111,617**	$	**103,362**
Investments [1]				
Property-Liability	$	67,671	$	59,540
Protection Services		2,228		2,180
Allstate Health and Benefits [2]		379		2,182
Corporate and Other		2,332		2,775
Consolidated	$	**72,610**	$	**66,677**
Deferred policy acquisition costs				
Property-Liability	$	2,548	$	2,378
Protection Services		3,161		3,022
Allstate Health and Benefits [2]		64		540
Consolidated	$	**5,773**	$	**5,940**

[1] The balances reflect the elimination of related party investments between segments.

[2] As of December 31, 2024, $1.91 billion of investments and $521 million of deferred policy acquisition costs are classified as held for sale and not included in the table above.

Note 6 Investments

Portfolio composition

($ in millions)	As of December 31, 2024		As of December 31, 2023	
Fixed income securities, at fair value	$	52,747	$	48,865
Equity securities, at fair value		4,463		2,411
Mortgage loans, net		784		822
Limited partnership interests		9,255		8,380
Short-term investments, at fair value		4,537		5,144
Other investments, net		824		1,055
Total	**$**	**72,610**	**$**	**66,677**

Amortized cost, gross unrealized gains (losses) and fair value for fixed income securities

($ in millions)	Amortized cost, net		Gross unrealized Gains		Losses		Fair value	
December 31, 2024								
U.S. government and agencies	$	11,423	$	15	$	(330)	$	11,108
Municipal		8,985		33		(176)		8,842
Corporate		30,630		272		(710)		30,192
Foreign government		1,352		22		(10)		1,364
ABS		1,226		19		(4)		1,241
Total fixed income securities	**$**	**53,616**	**$**	**361**	**$**	**(1,230)**	**$**	**52,747**
December 31, 2023								
U.S. government and agencies	$	8,624	$	114	$	(119)	$	8,619
Municipal		6,049		109		(152)		6,006
Corporate		31,951		397		(1,143)		31,205
Foreign government		1,286		17		(13)		1,290
ABS		1,739		13		(7)		1,745
Total fixed income securities	**$**	**49,649**	**$**	**650**	**$**	**(1,434)**	**$**	**48,865**

Scheduled maturities for fixed income securities

($ in millions)	As of December 31, 2024 Amortized cost, net		Fair value		As of December 31, 2023 Amortized cost, net		Fair value	
Due in one year or less	$	1,544	$	1,531	$	3,422	$	3,374
Due after one year through five years		22,889		22,595		23,218		22,614
Due after five years through ten years		17,431		17,130		12,553		12,273
Due after ten years		10,526		10,250		8,717		8,859
		52,390		51,506		47,910		47,120
ABS		1,226		1,241		1,739		1,745
Total	**$**	**53,616**	**$**	**52,747**	**$**	**49,649**	**$**	**48,865**

Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers. ABS is shown separately because of potential prepayment of principal prior to contractual maturity dates.

Net investment income

($ in millions)	For the years ended December 31,		
	2024	2023	2022
Fixed income securities	$ 2,298	$ 1,761	$ 1,255
Equity securities	77	75	132
Mortgage loans	36	35	33
Limited partnership interests	600	499	985
Short-term investments	290	253	82
Other investments	106	169	162
Investment income, before expense	**3,407**	**2,792**	**2,649**
Investment expense	(315)	(314)	(246)
Net investment income	**$ 3,092**	**$ 2,478**	**$ 2,403**

Net gains (losses) on investments and derivatives by asset type

($ in millions)	For the years ended December 31,		
	2024	2023	2022
Fixed income securities	$ (200)	$ (540)	$ (875)
Equity securities	82	282	(900)
Mortgage loans	(1)	(4)	(1)
Limited partnership interests	(9)	4	(191)
Derivatives	(14)	(84)	874
Other investments	40	42	21
Other [1]	(123)	—	—
Net gains (losses) on investments and derivatives	**$ (225)**	**$ (300)**	**$ (1,072)**

[1] Related to the loss for the carrying value of the surplus notes issued by Adirondack and New Jersey Skylands Insurance Association ("Skylands"). See Note 9 for further detail.

Net gains (losses) on investments and derivatives by transaction type

($ in millions)	For the years ended December 31,		
	2024	2023	2022
Sales	$ (160)	$ (433)	$ (832)
Credit losses	(146)	(99)	(54)
Valuation change of equity investments [1]	95	316	(1,060)
Valuation change and settlements of derivatives	(14)	(84)	874
Net gains (losses) on investments and derivatives	**$ (225)**	**$ (300)**	**$ (1,072)**

[1] Includes valuation change of equity securities and certain limited partnership interests where the underlying assets are predominately public equity securities.

Gross realized gains (losses) on sales of fixed income securities

($ in millions)	For the years ended December 31,		
	2024	2023	2022
Gross realized gains	$ 340	$ 115	$ 136
Gross realized losses	(537)	(633)	(1,004)

Net appreciation (decline) recognized in net income for assets that are still held

($ in millions)	For the years ended December 31,		
	2024	2023	2022
Equity securities	$ 37	$ 151	$ (466)
Limited partnership interests carried at fair value	76	85	(5)
Total	**$ 113**	**$ 236**	**$ (471)**

Credit losses recognized in net income

($ in millions)	For the years ended December 31,		
	2024	2023	2022
Assets			
Fixed income securities:			
Municipal	$ (2)	$ —	$ —
Corporate	(1)	(24)	(6)
ABS	—	2	(1)
Total fixed income securities	**(3)**	**(22)**	**(7)**
Mortgage loans	(1)	(4)	(1)
Limited partnership interests	(24)	(25)	(4)
Other investments			
Bank loans	6	(18)	(26)
Real estate	(2)	(29)	(16)
Other assets	(123)	—	—
Total credit losses by asset type	**$ (147)**	**$ (98)**	**$ (54)**
Liabilities			
Commitments to fund commercial mortgage loans and bank loans	1	(1)	—
Total	**$ (146)**	**$ (99)**	**$ (54)**

Unrealized net capital gains and losses included in AOCI

($ in millions) December 31, 2024	Fair value	Gross unrealized		Unrealized net gains (losses)
		Gains	Losses	
Fixed income securities	$ 52,747	$ 361	$ (1,230)	$ (869)
Short-term investments	4,537	—	(2)	(2)
Derivative instruments	—	—	(2)	(2)
Limited partnership interests				—
Investments classified as held for sale				(110)
Unrealized net capital gains and losses, pre-tax				**(983)**
Reclassification of noncontrolling interest				3
Deferred income taxes				209
Unrealized net capital gains and losses, after-tax				**$ (771)**
December 31, 2023				
Fixed income securities	$ 48,865	$ 650	$ (1,434)	$ (784)
Short-term investments	5,144	—	(1)	(1)
Derivative instruments	—	—	(2)	(2)
Limited partnership interests [1]				(4)
Unrealized net capital gains and losses, pre-tax				**(791)**
Reclassification of noncontrolling interest				13
Deferred income taxes				174
Unrealized net capital gains and losses, after-tax				**$ (604)**

[1] Unrealized net capital gains and losses for limited partnership interests represent the Company's share of EMA limited partnerships' OCI. Fair value and gross unrealized gains and losses are not applicable.

Change in unrealized net capital gains (losses)

($ in millions)	For the years ended December 31,		
	2024	2023	2022
Fixed income securities	$ (85)	$ 2,101	$ (3,645)
Short-term investments	(1)	—	(1)
Derivative instruments	—	1	—
Limited partnerships interests	4	(6)	3
Investments classified as held for sale	(110)	—	—
Total	**(192)**	**2,096**	**(3,643)**
Reclassification of noncontrolling interest	(10)	(10)	19
Deferred income taxes	35	(435)	771
(Decrease) increase in unrealized net capital gains and losses, after-tax	**$ (167)**	**$ 1,651**	**$ (2,853)**

Mortgage loans The Company's mortgage loans totaled $784 million and $822 million, net of credit loss allowance, as of December 31, 2024 and 2023, respectively, and are primarily commercial mortgage loans collateralized by a variety of commercial real estate property types located across the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. Residential mortgage loans totaled $61 million and zero as of December 31, 2024 and 2023, respectively, and are recourse to the borrower.

Principal geographic distribution of commercial real estate exceeding 5% of the commercial mortgage loans portfolio

	As of December 31,	
(% of commercial mortgage loan portfolio carrying value)	2024	2023
California	22.9 %	21.9 %
Texas	13.8	17.9
Florida	8.5	7.5
Tennessee	6.2	5.6
Virginia	6.1	1.2
Ohio	5.4	5.0
Washington	3.2	5.8

Types of properties collateralizing the commercial mortgage loan portfolio

	As of December 31,	
(% of commercial mortgage loan portfolio carrying value)	2024	2023
Apartment complex	26.6 %	30.6 %
Retail	22.7	25.0
Warehouse	22.4	20.0
Office	15.4	15.2
Other	12.9	9.2
Total	**100.0 %**	**100.0 %**

Contractual maturities of the commercial mortgage loan portfolio

	As of December 31, 2024		
($ in millions)	Number of loans	Amortized cost, net	Percent
2025	5	$ 56	7.7 %
2026	10	151	20.9
2027	5	51	7.1
2028	13	189	26.1
Thereafter	18	276	38.2
Total	**51**	**$ 723**	**100.0 %**

Limited partnership interests include interests in private equity funds, real estate funds and other funds. Principal factors influencing carrying value appreciation or decline include operating performance, comparable public company earnings multiples, capitalization rates and the economic environment. For equity method limited partnerships, the Company recognizes an impairment loss when evidence demonstrates that the loss is other than temporary. Evidence of a loss in value that is other than temporary may include the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain a level of earnings that would justify the carrying amount of the investment. Changes in fair value limited partnerships are recorded through net investment income and therefore are not tested for impairment.

Carrying value for limited partnership interests

	As of December 31,	
($ in millions)	2024	2023
Private equity	$ 7,734	$ 7,154
Real estate	1,236	1,085
Other [1]	285	141
Total	**$ 9,255**	**$ 8,380**

[1] Other consists of certain limited partnership interests where the underlying assets are predominately public equity and debt securities.

Municipal bonds The Company maintains a diversified portfolio of municipal bonds, including tax-exempt and taxable securities, which totaled $8.84 billion and $6.01 billion as of December 31, 2024 and 2023, respectively. The balances as of December 31, 2024 and 2023 include $7.71 billion and $4.85 billion of tax-exempt securities, respectively. The municipal bond portfolio includes general obligations of state and local issuers and revenue bonds (including pre-refunded bonds, which are bonds for which an irrevocable trust has been established to fund the remaining payments of principal and interest).

Principal geographic distribution of municipal bond issuers exceeding 5% of the portfolio

	As of December 31,	
(% of municipal bond portfolio carrying value)	2024	2023
Texas	12.8 %	12.8 %
California	6.8	7.7
Florida	6.5	4.8
Washington	6.5	3.1
Illinois	6.1	5.4
New York	6.0	6.3
Pennsylvania	4.0	5.4

Short-term investments Short-term investments, including money market funds, commercial paper, U.S. Treasury bills and other short-term investments, are carried at fair value. As of December 31, 2024 and 2023, the fair value of short-term investments totaled $4.54 billion and $5.14 billion, respectively.

Other investments Other investments primarily consist of bank loans, real estate and derivatives. Bank loans are primarily senior secured corporate loans and are carried at amortized cost, net. Real estate is carried at cost less accumulated depreciation.

Other investments by asset type

	As of December 31,			
($ in millions)		2024		2023
Bank loans, net	$	201	$	224
Real estate		620		709
Policy loans [1]		—		119
Other		3		3
Total	$	**824**	$	**1,055**

[1] As of December 31, 2024, policy loans are classified as held for sale.

Concentration of credit risk As of December 31, 2024, the Company is not exposed to any credit concentration risk of a single issuer and its affiliates greater than 10% of the Company's shareholders' equity, other than the U.S. government and its agencies.

Securities loaned The Company's business activities include securities lending programs with third parties, mostly large banks. As of December 31, 2024 and 2023, fixed income and equity securities with a carrying value of $1.95 billion and $1.83 billion, respectively, were on loan under these agreements. Interest income on collateral, net of fees, was $3 million, zero and $6 million in 2024, 2023 and 2022, respectively.

Other investment information Included in fixed income securities are below investment grade assets totaling $4.57 billion and $4.18 billion as of December 31, 2024 and 2023, respectively.

As of December 31, 2024, fixed income securities and short-term investments with a carrying value of $194 million were on deposit with regulatory authorities as required by law.

As of December 31, 2024, the carrying value of fixed income securities and other investments that were non-income producing was $4 million.

Portfolio monitoring and credit losses

Fixed income securities The Company has a comprehensive portfolio monitoring process to identify and evaluate each fixed income security that may require a credit loss allowance.

For each fixed income security in an unrealized loss position, the Company assesses whether management with the appropriate authority has made the decision to sell or whether it is more likely than not the Company will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, any existing credit loss allowance would be written-off against the amortized cost basis of the asset along with any remaining unrealized losses, with incremental losses recorded in earnings.

If the Company has not made the decision to sell the fixed income security and it is not more likely than not the Company will be required to sell the fixed income security before recovery of its amortized cost basis, the Company evaluates whether it expects to receive cash flows sufficient to recover the entire amortized cost basis of the security. The Company calculates the estimated recovery value based on the best estimate of future cash flows considering past events, current conditions and reasonable and supportable forecasts. The estimated future cash flows are discounted at the security's current effective rate and is compared to the amortized cost of the security.

The determination of cash flow estimates is inherently subjective, and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security is considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, the remaining payment terms of the security, prepayment speeds, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, origination vintage year, geographic concentration of underlying collateral, available reserves or escrows, current subordination levels, third-party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, credit ratings and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of collateral for ultimate settlement.

If the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, a credit loss allowance is recorded in earnings for the shortfall in expected cash flows; however, the amortized cost, net of the credit loss allowance, may not be lower than the fair value of the security. The portion of the unrealized loss related to factors other than credit remains classified in AOCI. If the Company determines that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, the Company may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

When a security is sold or otherwise disposed or when the security is deemed uncollectible and written off, the Company reduces the credit loss allowance. Recoveries after write-offs are recognized when received.

Accrued interest excluded from the amortized cost of fixed income securities totaled $574 million and $495 million as of December 31, 2024, and 2023, respectively, and is reported within the accrued investment income line of the Consolidated Statements of Financial Position. The Company monitors accrued interest and writes off amounts when they are not expected to be received.

The Company's portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost is below internally established thresholds. The process also includes the monitoring of other credit loss indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential credit losses using all reasonably available information relevant to the collectability or recovery of the security. Inherent in the Company's evaluation of credit losses for these securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value requires a credit loss allowance are: 1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; 2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and 3) the extent to which the fair value has been less than amortized cost.

Rollforward of credit loss allowance for fixed income securities

	For the years ended December 31,		
($ in millions)	2024	2023	2022
Beginning balance	$ (36)	$ (13)	$ (6)
Credit losses on securities for which credit losses not previously reported	(8)	(11)	(1)
Net decreases (increases) related to credit losses previously reported	2	(11)	(6)
Decrease (increase) related to sales and other	3	(1)	—
Write-offs	22	—	—
Ending balance	**$ (17)**	**$ (36)**	**$ (13)**
Components of credit loss allowance as of December 31			
Corporate bonds	(16)	(35)	(11)
ABS	(1)	(1)	(2)
Total	**$ (17)**	**$ (36)**	**$ (13)**

Gross unrealized losses and fair value by type and length of time held in a continuous unrealized loss position [1]

	Less than 12 months			12 months or more			Total unrealized losses
($ in millions)	Number of issues	Fair value	Unrealized losses	Number of issues	Fair value	Unrealized losses	
December 31, 2024							
Fixed income securities							
U.S. government and agencies	179	$ 8,520	$ (256)	99	$ 801	$ (74)	$ (330)
Municipal	990	4,889	(67)	1,089	1,693	(109)	(176)
Corporate	943	9,178	(166)	1,237	7,877	(544)	(710)
Foreign government	42	159	(2)	73	73	(8)	(10)
ABS	50	78	—	85	56	(4)	(4)
Total fixed income securities	**2,204**	**$22,824**	**$ (491)**	**2,583**	**$10,500**	**$ (739)**	**$ (1,230)**
Investment grade fixed income securities	2,002	$21,846	$ (473)	2,367	$ 9,281	$ (655)	$ (1,128)
Below investment grade fixed income securities	202	978	(18)	216	1,219	(84)	(102)
Total fixed income securities	**2,204**	**$22,824**	**$ (491)**	**2,583**	**$10,500**	**$ (739)**	**$ (1,230)**
December 31, 2023							
Fixed income securities							
U.S. government and agencies	63	$ 2,554	$ (38)	117	$ 2,513	$ (81)	$ (119)
Municipal	271	400	(4)	1,784	2,245	(148)	(152)
Corporate	251	2,225	(48)	2,106	17,319	(1,095)	(1,143)
Foreign government	7	31	—	75	356	(13)	(13)
ABS	19	64	(1)	150	584	(6)	(7)
Total fixed income securities	**611**	**$ 5,274**	**$ (91)**	**4,232**	**$23,017**	**$ (1,343)**	**$ (1,434)**
Investment grade fixed income securities	568	$ 5,061	$ (83)	3,864	$20,429	$ (1,151)	$ (1,234)
Below investment grade fixed income securities	43	213	(8)	368	2,588	(192)	(200)
Total fixed income securities	**611**	**$ 5,274**	**$ (91)**	**4,232**	**$23,017**	**$ (1,343)**	**$ (1,434)**

[1] Includes fixed income securities with fair values of $16 million and $32 million and unrealized losses of $1 million and $3 million with credit loss allowances of $3 million and $8 million as of December 31, 2024, and 2023, respectively.

Gross unrealized losses by unrealized loss position and credit quality as of December 31, 2024

($ in millions)	Investment grade	Below investment grade	Total
Fixed income securities with unrealized loss position less than 20% of amortized cost, net [1]	$ (1,092)	$ (100)	$ (1,192)
Fixed income securities with unrealized loss position greater than or equal to 20% of amortized cost, net [2]	(36)	(2)	(38)
Total unrealized losses	**$ (1,128)**	**$ (102)**	**$ (1,230)**

[1] Related to securities with an unrealized loss position less than 20% of amortized cost, net, the degree of which suggests that these securities do not pose a high risk of having credit losses.

[2] Evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contractual obligations.

Investment grade is defined as a security having a National Association of Insurance Commissioners ("NAIC") designation of 1 or 2, which is comparable to a rating of Aaa, Aa, A or Baa from Moody's or AAA, AA, A or BBB from S&P Global Ratings ("S&P"), or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Unrealized losses on investment grade securities are principally related to an increase in market yields which may include increased risk-free interest rates or wider credit spreads since the time of initial purchase. The unrealized losses are expected to reverse as the securities approach maturity.

ABS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities' positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of (i) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, and (ii) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread. Municipal bonds in an unrealized loss position were evaluated based on the underlying credit quality of the primary obligor, obligation type and quality of the underlying assets.

As of December 31, 2024, the Company has not made the decision to sell and it is not more likely than not the Company will be required to sell fixed income securities with unrealized losses before recovery of the amortized cost basis.

Loans The Company establishes a credit loss allowance for mortgage loans and bank loans when they are originated or purchased, and for unfunded commitments unless they are unconditionally cancellable by the Company. The Company uses a probability of default and loss given default model for mortgage loans and bank loans to estimate current expected credit losses that considers all relevant information available including past events, current conditions, and reasonable and supportable forecasts over the life of an asset. The Company also considers such factors as historical losses, expected prepayments and various economic factors. For mortgage loans, the Company considers origination vintage year and property level information such as debt service coverage, property type, property location and collateral value. For bank loans, the Company considers the credit rating of the borrower, credit spreads and type of loan. After the reasonable and supportable forecast period, the Company's model reverts to historical loss trends.

Loans are evaluated on a pooled basis when they share similar risk characteristics. The Company monitors loans through a quarterly credit monitoring process to determine when they no longer share similar risk characteristics and are to be evaluated individually when estimating credit losses.

Loans are written off against their corresponding allowances when there is no reasonable expectation of recovery. If a loan recovers after a write-off, the estimate of expected credit losses includes the expected recovery.

Accrual of income is suspended for loans that are in default or when full and timely collection of principal and interest payments is not probable. Accrued income receivable is monitored for recoverability and when not expected to be collected is written off through net investment income. Cash receipts on loans on non-accrual status are generally recorded as a reduction of amortized cost.

Accrued interest is excluded from the amortized cost of loans and is reported within the accrued investment income line of the Consolidated Statements of Financial Position. Accrued interest as of 2024 and 2023 was not significant for bank loans or mortgage loans.

Mortgage loans When it is determined a mortgage loan shall be evaluated individually, the Company uses various methods to estimate credit losses on individual loans such as using collateral value less estimated costs to sell where applicable, including when foreclosure is probable or when repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. When collateral value is used, the mortgage loans may not have a credit loss allowance when the fair value of the collateral exceeds the loan's amortized cost. An alternative approach may be utilized to estimate credit losses using the present value of the loan's expected future repayment cash flows discounted at the loan's current effective interest rate.

Individual loan credit loss allowances are adjusted for subsequent changes in the fair value of the collateral less costs to sell, when applicable, or present value of the loan's expected future repayment cash flows.

Debt service coverage ratio is considered a key credit quality indicator when commercial mortgage loan credit loss allowances are estimated. Debt service coverage ratio represents the amount of estimated cash flow from the property available to the borrower to meet principal and interest payment obligations. Debt service coverage ratio estimates are updated annually or more frequently if conditions are warranted based on the Company's credit monitoring process.

Commercial mortgage loans amortized cost by debt service coverage ratio distribution and year of origination

	December 31, 2024							December 31, 2023
($ in millions)	2019 and prior	2020	2021	2022	2023	2024	Total	Total
Below 1.0	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 13
1.0 - 1.25	59	—	—	18	25	35	137	41
1.26 - 1.50	47	10	—	30	18	—	105	133
Above 1.50	144	42	165	42	86	14	493	646
Amortized cost before allowance	$ 250	$ 52	$ 165	$ 90	$ 129	$ 49	$ 735	$ 833
Allowance							(12)	(11)
Amortized cost, net							$ 723	$ 822

Commercial mortgage loans with a debt service coverage ratio below 1.0 that are not considered impaired primarily relate to instances where the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable term, the decrease in cash flows from the properties is considered temporary, or there are other risk mitigating circumstances such as additional collateral, escrow balances or borrower guarantees.

Payments on all mortgage loans were current as of December 31, 2024, 2023 and 2022.

Rollforward of credit loss allowance for mortgage loans

	For the years ended December 31,		
($ in millions)	2024	2023	2022
Beginning balance	$ (11)	$ (7)	$ (6)
Net increases related to credit losses	(1)	(4)	(1)
Write-offs	—	—	—
Ending balance	$ (12)	$ (11)	$ (7)

Bank loans When it is determined a bank loan shall be evaluated individually, the Company uses various methods to estimate credit losses on individual loans such as the present value of the loan's expected future repayment cash flows discounted at the loan's current effective interest rate.

Credit ratings of the borrower are considered a key credit quality indicator when bank loan credit loss allowances are estimated. The ratings are either received from the Securities Valuation Office of the NAIC based on availability of applicable ratings from rating agencies on the NAIC credit rating provider list or a comparable internal rating. The year of origination is determined to be the year in which the asset is acquired.

Bank loans amortized cost by credit rating and year of origination

	December 31, 2024							December 31, 2023
($ in millions)	2019 and prior	2020	2021	2022	2023	2024	Total	Total
NAIC 1 / A	$ —	$ —	$ —	$ —	$ —	$ 45	$ 45	$ —
NAIC 2 / BBB	—	—	—	—	—	6	6	9
NAIC 3 / BB	—	—	2	—	2	23	27	38
NAIC 4 / B	25	1	2	4	35	55	122	153
NAIC 5-6 / CCC and below	—	—	—	—	8	3	11	46
Amortized cost before allowance	$ 25	$ 1	$ 4	$ 4	$ 45	$ 132	$ 211	$ 246
Allowance							(10)	(22)
Amortized cost, net							$ 201	$ 224

Rollforward of credit loss allowance for bank loans

	For the years ended December 31,		
($ in millions)	2024	2023	2022
Beginning balance	$ (22)	$ (57)	$ (61)
Net decreases (increases) related to credit losses	6	(18)	(26)
Reduction related to sales	—	50	30
Write-offs	6	3	—
Ending balance	$ (10)	$ (22)	$ (57)

Note 7   Fair Value of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Consolidated Statements of Financial Position at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2: Assets and liabilities whose values are based on the following:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company's processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third-party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy:

(1) Specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company's use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

(2) Quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

Certain assets are not carried at fair value on a recurring basis, including mortgage loans, bank loans, real estate and policy loans and are only included in the fair value hierarchy disclosure when the individual investment is reported at fair value.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Summary of significant inputs and valuation techniques for Level 2 and Level 3 assets and liabilities measured at fair value on a recurring basis

Level 2 measurements

- *Fixed income securities:*

  U.S. government and agencies, municipal, corporate - public and foreign government: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

  Corporate - privately placed: Privately placed securities are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer.

  Corporate - privately placed also includes redeemable preferred stock that are valued using quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads.

  ABS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, collateral performance, and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable. Residential mortgage-backed securities, included in ABS, also use prepayment speeds as a primary input for valuation.

- *Equity securities:* The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

- *Short-term:* The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

- *Other investments:* Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active.

Over-the-counter ("OTC") derivatives, including interest rate swaps, foreign currency swaps, total return swaps, foreign exchange forward contracts, certain options and certain credit default swaps, are valued using models that rely on inputs such as interest rate yield curves, implied volatilities, index price levels, currency rates, and credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

- *Assets held for sale:* Comprise U.S. government and agencies, municipal, corporate and MBS fixed income securities. The significant inputs and valuation techniques are based on the respective asset type as described above.

Level 3 measurements

- *Fixed income securities:*

  Municipal: Comprise municipal bonds that are not rated by third-party credit rating agencies. The primary inputs to the valuation of these municipal bonds include quoted prices for identical or similar assets that are not market observable, contractual cash flows, benchmark yields and credit spreads. Also included are municipal bonds valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable and municipal bonds in default valued based on the present value of expected cash flows.

  Corporate - public and privately placed: Primarily valued using a discounted cash flow model that is widely accepted in the financial services industry using inputs that have not been corroborated to be market observable. In certain situations, non-binding broker quotes where the inputs have not been corroborated to be market observable are used. Other inputs for corporate fixed income securities include expected cash flows, an interest rate yield curve, as well as published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer.

  ABS: The primary inputs to the valuation include expected cash flows, benchmark yields, collateral performance and credit spreads. Residential mortgage-backed securities, included in ABS, also use prepayment speeds as a primary input for valuation.

- *Equity securities:* The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets that are not market observable.

- *Short-term:* For certain short-term investments, amortized cost is used as the best estimate of fair value.

- *Other investments:* Certain options (including swaptions), are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

- *Other assets:* Includes the contingent consideration provision in the sale agreement for Allstate Life Insurance Company ("ALIC") which meets the definition of a derivative. This derivative is valued internally using a model that includes stochastically determined cash flows and inputs that include spot and forward interest rates, volatility, corporate credit spreads and a liquidity discount. This derivative is categorized as Level 3 due to the significance of non-market observable inputs.

- *Assets held for sale:* Comprise corporate fixed income securities. The significant inputs and valuation techniques are based on the respective asset type as described above.

Assets measured at fair value on a non-recurring basis

Comprise long-lived assets to be disposed of by sale, including real estate, that are written down to fair value less costs to sell and bank loans written down to fair value in connection with recognizing credit losses.

Investments excluded from the fair value hierarchy

Investments reported at net asset value ("NAV")

Limited partnerships carried at fair value, which do not have readily determinable fair values, use NAV provided by the investees and are excluded from the fair value hierarchy. These investments are generally not redeemable by the investees and generally cannot be sold without approval of the general partner. The Company receives distributions of income and proceeds from the liquidation of the underlying assets of the investees, which usually takes place in years 4-9 of the typical contractual life of 10-12 years. As of December 31, 2024, the Company has commitments to invest $158 million in limited partnership interests that are reported at net asset value.

Assets and liabilities measured at fair value

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Counterparty and cash collateral netting	Total
December 31, 2024					
Assets					
Fixed income securities:					
U.S. government and agencies	$ 11,099	$ 9	$ —		$ 11,108
Municipal	—	8,840	2		8,842
Corporate - public	—	21,211	22		21,233
Corporate - privately placed	—	8,849	110		8,959
Foreign government	—	1,364	—		1,364
ABS	—	1,127	114		1,241
Total fixed income securities	**11,099**	**41,400**	**248**		**52,747**
Equity securities [1]	3,600	306	407		4,313
Short-term investments	2,016	2,516	5		4,537
Other investments	—	21	1	$ (19)	3
Other assets	—	—	134		134
Assets held for sale	241	1,536	7		1,784
Total recurring basis assets	**16,956**	**45,779**	**802**	**(19)**	**63,518**
Non-recurring basis	—	—	3		3
Total assets at fair value	**$ 16,956**	**$ 45,779**	**$ 805**	**$ (19)**	**$ 63,521**
% of total assets at fair value	26.7 %	72.0 %	1.3 %	— %	100.0 %
Investments reported at NAV					1,096
Total					**$ 64,617**
Liabilities					
Other liabilities	$ (1)	$ (1)	$ —	$ 1	$ (1)
Total recurring basis liabilities	**(1)**	**(1)**	**—**	**1**	**(1)**
Total liabilities at fair value	**$ (1)**	**$ (1)**	**$ —**	**$ 1**	**$ (1)**
% of total liabilities at fair value	100.0 %	100.0 %	— %	(100.0)%	100.0 %

[1] Excludes $150 million of preferred stock measured at cost.

Assets and liabilities measured at fair value

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Counterparty and cash collateral netting	Total
Assets					
Fixed income securities:					
U.S. government and agencies	$ 8,606	$ 13	$ —		$ 8,619
Municipal	—	5,995	11		6,006
Corporate - public	—	23,272	26		23,298
Corporate - privately placed	—	7,849	58		7,907
Foreign government	—	1,290	—		1,290
ABS	—	1,687	58		1,745
Total fixed income securities	**8,606**	**40,106**	**153**		**48,865**
Equity securities [1]	1,656	203	402		2,261
Short-term investments	1,676	3,467	1		5,144
Other investments	—	3	2	$ (2)	3
Other assets	3	—	118		121
Total recurring basis assets	**11,941**	**43,779**	**676**	**(2)**	**56,394**
Non-recurring basis	—	—	15		15
Total assets at fair value	$ 11,941	$ 43,779	$ 691	$ (2)	$ 56,409
% of total assets at fair value	21.2 %	77.6 %	1.2 %	— %	100.0 %
Investments reported at NAV					1,165
Total					$ 57,574
Liabilities					
Other liabilities	$ (2)	$ (10)	$ —	$ 8	$ (4)
Total recurring basis liabilities	**(2)**	**(10)**	**—**	**8**	**(4)**
Total liabilities at fair value	$ (2)	$ (10)	$ —	$ 8	$ (4)
% of total liabilities at fair value	50.0 %	250.0 %	— %	(200.0)%	100.0 %

(December 31, 2023)

[1] Excludes $150 million of preferred stock measured at cost.

As of December 31, 2024 and 2023, Level 3 fair value measurements of fixed income securities totaled $248 million and $153 million, respectively, and included $87 million and zero, respectively, of securities valued based on third-party discounted cash flow pricing models where the inputs have not been corroborated to be market observable, $22 million and $26 million, respectively, of securities valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable and $2 million and $11 million, respectively, of municipal fixed income securities that are not rated by third-party credit rating agencies.

An increase (decrease) in credit spreads for fixed income securities valued based on third-party discounted cash flow pricing models or non-binding broker quotes would result in a lower (higher) fair value, and an increase (decrease) in the credit rating of municipal bonds that are not rated by third-party credit rating agencies would result in a higher (lower) fair value.

Rollforward of Level 3 assets and liabilities held at fair value during the year ended December 31, 2024

($ in millions)	Balance as of December 31, 2023	Total gains (losses) included in: Net income	OCI	Transfers Into Level 3	Transfers Out of Level 3	Transfers (to) from held for sale	Purchases	Sales	Issues	Settlements	Balance as of December 31, 2024
Assets											
Fixed income securities:											
Municipal	$ 11	$ (2)	$ 1	$ —	$ —	$ —	$ —	$ (5)	$ —	$ (3)	$ 2
Corporate - public	26	1	—	—	—	(7)	16	(14)	—	—	22
Corporate - privately placed	58	(6)	(2)	—	—	—	64	(2)	—	(2)	110
ABS	58	—	—	—	—	—	59	—	—	(3)	114
Total fixed income securities	**153**	**(7)**	**(1)**	**—**	**—**	**(7)**	**139**	**(21)**	**—**	**(8)**	**248**
Equity securities	402	8	—	—	—	—	25	(28)	—	—	407
Short-term investments	1	—	—	—	—	—	27	(20)	—	(3)	5
Other investments	2	6	—	—	—	—	—	(7)	—	—	1
Other assets	118	16	—	—	—	—	—	—	—	—	134
Assets held for sale	—	—	—	—	—	7	—	—	—	—	7
Total recurring Level 3 assets	**$ 676**	**$ 23**	**$ (1)**	**$ —**	**$ —**	**$ —**	**$ 191**	**$ (76)**	**$ —**	**$ (11)**	**$ 802**

Rollforward of Level 3 assets and liabilities held at fair value during the year ended December 31, 2023

($ in millions)	Balance as of December 31, 2022	Total gains (losses) included in: Net income	OCI	Transfers Into Level 3	Transfers Out of Level 3	Purchases	Sales	Issues	Settlements	Balance as of December 31, 2023
Assets										
Fixed income securities:										
Municipal	$ 21	$ 3	$ (1)	$ —	$ —	$ —	$ (10)	$ —	$ (2)	$ 11
Corporate - public	69	(1)	2	—	—	—	(44)	—	—	26
Corporate - privately placed	55	(12)	1	16	—	1	(3)	—	—	58
ABS	28	—	—	—	—	31	—	—	(1)	58
Total fixed income securities	**173**	**(10)**	**2**	**16**	**—**	**32**	**(57)**	**—**	**(3)**	**153**
Equity securities	333	36	—	—	—	77	(44)	—	—	402
Short-term investments	6	—	—	—	—	13	—	—	(18)	1
Other investments	3	(1)	—	—	—	—	—	—	—	2
Other assets	103	15	—	—	—	—	—	—	—	118
Total recurring Level 3 assets	**$ 618**	**$ 40**	**$ 2**	**$ 16**	**$ —**	**$ 122**	**$ (101)**	**$ —**	**$ (21)**	**$ 676**

Rollforward of Level 3 assets and liabilities held at fair value during the year ended December 31, 2022

($ in millions)	Balance as of December 31, 2021	Total gains (losses) included in: Net income	OCI	Transfers Into Level 3	Out of Level 3	Purchases	Sales	Issues	Settlements	Balance as of December 31, 2022
Assets										
Fixed income securities:										
Municipal	$ 18	$ —	$ 1	$ 2	$ —	$ 2	$ —	$ —	$ (2)	$ 21
Corporate - public	20	—	(5)	—	—	66	(10)	—	(2)	69
Corporate - privately placed	66	19	2	—	—	34	(65)	—	(1)	55
ABS	40	1	—	—	(28)	17	—	—	(2)	28
Total fixed income securities	**144**	**20**	**(2)**	**2**	**(28)**	**119**	**(75)**	**—**	**(7)**	**173**
Equity securities	349	16	—	—	—	13	(45)	—	—	333
Short-term investments	5	—	—	—	—	23	—	—	(22)	6
Other investments	2	2	—	—	—	—	(1)	—	—	3
Other assets	65	38	—	—	—	—	—	—	—	103
Total recurring Level 3 assets	**$ 565**	**$ 76**	**$ (2)**	**$ 2**	**$ (28)**	**$ 155**	**$ (121)**	**$ —**	**$ (29)**	**$ 618**

Total Level 3 gains (losses) included in net income

($ in millions)	For the years ended December 31, 2024	2023	2022
Net investment income	$ (8)	$ (1)	$ 15
Net gains (losses) on investments and derivatives [1]	15	26	23
Operating costs and expenses [1]	16	15	38

[1] Prior to 2024, Level 3 gains (losses) included in operating costs and expenses were reported in this table within net gains (losses) on investments and derivatives. Historical results have been updated to conform with this presentation.

There were no transfers into Level 3 during 2024. Transfers into Level 3 during 2023 included situations where securities were written down utilizing an internal price where the inputs had not been corroborated to be market observable resulting in the security being classified as Level 3. Transfers into Level 3 during 2022 included situations where a quote was not provided by the Company's independent third-party valuation service provider and as a result the price was stale or had been replaced with a broker quote where the inputs had not been corroborated to be market observable resulting in the security being classified as Level 3.

There were no transfers out of Level 3 during 2024 and 2023. Transfers out of Level 3 during 2022 included situations where a broker quote was used in the prior period and a quote became available from the Company's independent third-party valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant.

Valuation changes included in net income and OCI for Level 3 assets and liabilities held as of December 31,

($ in millions)	2024	2023	2022
Assets			
Fixed income securities:			
Municipal	$ (2)	$ —	$ —
Corporate - public	1	—	—
Corporate - privately placed	(6)	(12)	1
Total fixed income securities	**(7)**	**(12)**	**1**
Equity securities	13	35	14
Other investments	—	(1)	2
Other assets	16	15	38
Total recurring Level 3 assets	$ **22**	$ **37**	$ **55**
Total included in net income	$ **22**	$ **37**	$ **55**
Components of net income			
Net investment income	$ (8)	$ (1)	$ 14
Net gains (losses) on investments and derivatives	14	23	3
Operating costs and expenses	16	15	38
Total included in net income	$ **22**	$ **37**	$ **55**
Assets			
Municipal	$ —	$ —	$ 1
Corporate - public	—	1	(5)
Corporate - privately placed	(1)	2	—
Changes in unrealized net capital gains and losses reported in OCI	$ **(1)**	$ **3**	$ **(4)**

Financial instruments not carried at fair value

($ in millions)		December 31, 2024		December 31, 2023	
Financial assets	Fair value level	Amortized cost, net [2]	Fair value	Amortized cost, net	Fair value
Mortgage loans	Level 3	$ 784	$ 746	$ 822	$ 769
Bank loans	Level 3	201	207	224	238

Financial liabilities	Fair value level	Carrying value [2]	Fair value	Carrying value [2]	Fair value
Contractholder funds on investment contracts [1]	Level 3	$ —	$ —	$ 46	$ 46
Debt	Level 2	8,085	7,740	7,942	7,655
Liability for collateral	Level 2	2,041	2,041	1,891	1,891
Liabilities held for sale	Level 3	40	40	—	—

[1] As of December 31, 2024, all contractholder funds on investment contracts are held for sale.

[2] Represents the amounts reported on the Consolidated Statements of Financial Position.

Note 8   Derivative Financial Instruments and Off-balance Sheet Financial Instruments

The Company uses derivatives for risk reduction and to increase investment portfolio returns through asset replication. Risk reduction activity is focused on managing the risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations, increases in credit spreads and foreign currency fluctuations.

Asset replication refers to the "synthetic" creation of assets through the use of derivatives. The Company replicates fixed income securities using a combination of a credit default swap, index total return swap, options, futures, or a foreign currency forward contract and one or more highly rated fixed income securities, primarily investment grade host bonds, to synthetically replicate the economic characteristics of one or more cash market securities. The Company replicates equity securities using futures, index total return swaps, and options to increase equity exposure.

Property-Liability may use interest rate swaps, swaptions, futures and options to manage the interest rate risks of existing investments. These instruments are utilized to change the duration of the portfolio in order to offset the economic effect that interest rates would otherwise have on the fair value of its fixed income securities. Fixed income index total return swaps are used to offset valuation losses in the fixed income portfolio during periods of declining market values. Credit default swaps are typically used to mitigate the credit risk within the Property-Liability fixed income portfolio. Equity index total return swaps, futures and options are used by Property-Liability to offset valuation losses in the equity portfolio during periods of declining equity market values. In addition, equity futures are used to hedge the market risk related to deferred compensation liability contracts. Equity derivatives may also be utilized to replicate cash market positions to increase equity exposure. Forward contracts are primarily used by Property-Liability to hedge foreign currency risk associated with holding foreign currency denominated investments and foreign operations.

When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges.

The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements. However, the notional amounts specified

in credit default swaps where the Company has sold credit protection represent the maximum amount of potential loss, assuming no recoveries.

Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive or pay to terminate the derivative contracts at the reporting date. The carrying value amounts for OTC derivatives are further adjusted for the effects, if any, of enforceable master netting agreements ("MNAs) and are presented on a net basis, by counterparty agreement, in the Consolidated Statements of Financial Position.

For those derivatives which qualify and have been designated as fair value accounting hedges, net income includes the changes in the fair value of both the derivative instrument and the hedged risk. For cash flow hedges, gains and losses are amortized from AOCI and are reported in net income in the same period the forecasted transactions being hedged impact net income. As of December 31, 2024 and 2023, the Company does not have any fair value or cash flow hedges.

Non-hedge accounting is generally used for "portfolio" level hedging strategies where the terms of the individual hedged items do not meet the strict homogeneity requirements to permit the application of hedge accounting. For non-hedge derivatives, net income includes changes in fair value and accrued periodic settlements, when applicable. With the exception of non-hedge derivatives used for asset replication and non-hedge embedded derivatives, all of the Company's derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instruments on at least a quarterly basis.

In connection with the sale of ALIC and certain affiliates in 2021, the sale agreement included a provision related to contingent consideration that may be earned over a ten-year period with the first potential payment date commencing on January 1, 2026 and a final potential payment date of January 1, 2035. The contingent consideration is determined annually based on the average ten-year U.S. Treasury rate over the preceding three-year period compared to a designated rate. The contingent consideration meets the definition of a derivative and is accounted for on a fair value basis with periodic changes in fair value reflected in earnings. There are no collateral requirements related to the contingent consideration.

Summary of the volume and fair value positions of derivative instruments as of December 31, 2024

| ($ in millions, except number of contracts) | Balance sheet location | Volume [1] | | Fair value, net | Gross asset | Gross liability |
		Notional amount	Number of contracts			
Asset derivatives						
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Futures	Other assets	n/a	4,596	$ —	$ —	$ —
Equity and index contracts						
Futures	Other assets	n/a	437	—	—	—
Foreign currency contracts						
Foreign currency forwards	Other investments	$ 602	n/a	20	21	(1)
Contingent consideration	Other assets	250	n/a	134	134	—
Total asset derivatives		**$ 852**	**5,033**	**$ 154**	**$ 155**	**$ (1)**
Liability derivatives						
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Futures	Other liabilities & accrued expenses	n/a	12,112	$ (1)	$ —	$ (1)
Equity and index contracts						
Futures	Other liabilities & accrued expenses	n/a	662	—	—	—
Total liability derivatives		**—**	**12,774**	**(1)**	**$ —**	**$ (1)**
Total derivatives		**$ 852**	**17,807**	**$ 153**		

[1] Volume for OTC and cleared derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

Summary of the volume and fair value positions of derivative instruments as of December 31, 2023

| ($ in millions, except number of contracts) | Balance sheet location | Volume [1] | | Fair value, net | Gross asset | Gross liability |
		Notional amount	Number of contracts			
Asset derivatives						
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Futures	Other assets	n/a	20,479	$ 2	$ 2	$ —
Equity and index contracts						
Options	Other investments	n/a	32	—	—	—
Futures	Other assets	n/a	1,305	1	1	—
Foreign currency contracts						
Foreign currency forwards	Other investments	$ 278	n/a	(2)	2	(4)
Contingent consideration	Other assets	250	n/a	118	118	—
Credit default contracts						
Credit default swaps – buying protection	Other investments	34	n/a	(1)	—	(1)
Total asset derivatives		$ 562	21,816	$ 118	$ 123	$ (5)
Liability derivatives						
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Futures	Other liabilities & accrued expenses	n/a	2,175	$ (1)	$ —	$ (1)
Equity and index contracts						
Futures	Other liabilities & accrued expenses	n/a	980	(1)	—	(1)
Foreign currency contracts						
Foreign currency forwards	Other liabilities & accrued expenses	$ 306	n/a	(3)	1	(4)
Credit default contracts						
Credit default swaps – buying protection	Other liabilities & accrued expenses	19	n/a	(1)	—	(1)
Total liability derivatives		325	3,155	(6)	$ 1	$ (7)
Total derivatives		$ 887	24,971	$ 112		

[1] Volume for OTC and cleared derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

Gross and net amounts for OTC derivatives [1]

| ($ in millions) | Gross amount | Offsets | | Net amount on balance sheet | Securities collateral (received) pledged | Net amount |
		Counter-party netting	Cash collateral (received) pledged			
December 31, 2024						
Asset derivatives	$ 21	$ (1)	$ (18)	$ 2	$ —	$ 2
Liability derivatives	(1)	1	—	—	—	—
December 31, 2023						
Asset derivatives	$ 3	$ (6)	$ 4	$ 1	$ —	$ 1
Liability derivatives	(10)	6	2	(2)	—	(2)

[1] All OTC derivatives are subject to enforceable MNAs.

Gains (losses) from valuation and settlements reported on derivatives not designated as accounting hedges

($ in millions)	Net gains (losses) on investments and derivatives	Operating costs and expenses	Total gain (loss) recognized in net income on derivatives
2024			
Interest rate contracts	$ (32)	$ —	$ (32)
Equity and index contracts	(17)	22	5
Contingent consideration	—	16	16
Foreign currency contracts	32	—	32
Credit default contracts	3	—	3
Total	$ (14)	$ 38	$ 24
2023			
Interest rate contracts	$ (8)	$ —	$ (8)
Equity and index contracts	(32)	28	(4)
Contingent consideration	—	15	15
Foreign currency contracts	(14)	—	(14)
Credit default contracts	(30)	—	(30)
Other contracts	—	(1)	(1)
Total	$ (84)	$ 42	$ (42)
2022			
Interest rate contracts	$ 737	$ —	$ 737
Equity and index contracts	94	(43)	51
Contingent consideration	—	38	38
Foreign currency contracts	47	(6)	41
Credit default contracts	(4)	—	(4)
Other contracts	—	(1)	(1)
Total	$ 874	$ (12)	$ 862

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable MNAs and obtaining collateral where appropriate. The Company uses MNAs for OTC derivative transactions that permit either party to net payments due for transactions and collateral is either pledged or obtained when certain predetermined exposure limits are exceeded.

OTC cash and securities collateral pledged

($ in millions)	December 31, 2024
Pledged by the Company	$ —
Pledged to the Company [(1)]	18

[(1)] No collateral was posted under MNAs for contracts containing credit-risk-contingent provisions that are in a liability provision.

The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

Counterparty credit exposure represents the Company's potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the fair value of OTC derivative contracts with a positive fair value at the reporting date reduced by the effect, if any, of legally enforceable MNAs.

OTC derivatives counterparty credit exposure by counterparty credit rating

($ in millions)	December 31, 2024				December 31, 2023			
Rating [1]	Number of counter-parties	Notional amount [2]	Credit exposure [2]	Exposure, net of collateral [2]	Number of counter-parties	Notional amount [2]	Credit exposure [2]	Exposure, net of collateral [2]
AA-	1	$ 213	$ 10	$ 1	—	$ —	$ —	$ —
A+	3	389	10	1	—	—	—	—
Total	4	$ 602	$ 20	$ 2	—	$ —	$ —	$ —

[1] Allstate uses the lower of S&P's or Moody's long-term debt issuer ratings.

[2] Only OTC derivatives with a net positive fair value are included for each counterparty.

For certain exchange traded and cleared derivatives, margin deposits are required as well as daily cash settlements of margin accounts.

Exchange traded and cleared margin deposits

($ in millions)	December 31, 2024
Pledged by the Company	$ 79
Received by the Company	—

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company's senior management has established risk control limits.

Certain of the Company's derivative transactions contain credit-risk-contingent termination events and cross-default provisions. Credit-risk-contingent termination events allow the counterparties to terminate the derivative agreement or a specific trade on certain dates if AIC's financial strength credit ratings by Moody's or S&P fall below a certain level. Credit-risk-contingent cross-default provisions allow the counterparties to terminate the derivative agreement if the Company defaults by pre-determined threshold amounts on certain debt instruments.

The following table summarizes the fair value of derivative instruments with termination, cross-default or collateral credit-risk-contingent features that are in a liability position, as well as the fair value of assets and collateral that are netted against the liability in accordance with provisions within legally enforceable MNAs.

($ in millions)	December 31, 2024	December 31, 2023
Gross liability fair value of contracts containing credit-risk-contingent features	$ 1	$ 10
Gross asset fair value of contracts containing credit-risk-contingent features and subject to MNAs	(1)	(3)
Collateral posted under MNAs for contracts containing credit-risk-contingent features	—	(5)
Maximum amount of additional exposure for contracts with credit-risk-contingent features if all features were triggered concurrently	$ —	$ 2

Off-balance sheet financial instruments

Commitments to invest, commitments to purchase private placement securities, commitments to fund loans, financial guarantees and credit guarantees have off-balance sheet risk because their contractual amounts are not recorded in the Company's Consolidated Statements of Financial Position.

Contractual amounts of off-balance sheet financial instruments

($ in millions)	As of December 31,	
	2024	2023
Commitments to invest in limited partnership interests	$ 3,345	$ 2,941
Private placement commitments	29	62
Other loan commitments	16	18

In the preceding table, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance sheet financial instruments with credit risk.

Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business. Because the investments in limited partnerships are not actively traded, it is not practical to estimate the fair value of these commitments.

Private placement commitments represent commitments to purchase private placement debt and private equity securities at a future date. The Company enters into these agreements in the normal course of business. The fair value of the debt commitments generally cannot be estimated on the date the commitment is made as the terms and conditions of the underlying private placement securities are not yet final. Because the private equity securities are not actively traded, it is not practical to estimate fair value of the commitments.

Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Unless unconditionally cancellable, the Company recognizes a credit loss allowance on such commitments. Commitments have either fixed or varying expiration dates or other termination clauses. The fair value of these commitments is insignificant.

Note 9   Variable Interest Entities

Consolidated VIEs primarily include Adirondack, a New York reciprocal insurer, and Skylands, a New Jersey reciprocal insurer (together the "Reciprocal Exchanges"). The Reciprocal Exchanges are insurance carriers organized as unincorporated associations. The Company does not own the equity of the Reciprocal Exchanges, which is owned by their respective policyholders.

The results of the Reciprocal Exchanges are included in the Allstate Protection segment as the Company manages the business operations of the Reciprocal Exchanges and has the power to direct their activities that most significantly impact their economic performance. As of both December 31, 2024 and 2023, the Company holds interests of $123 million in the form of surplus notes that provide capital to the Reciprocal Exchanges and absorb expected losses.

Due to ongoing operating losses, the Company recorded a loss for the carrying value of the surplus notes in the amount of $123 million in the first quarter of 2024. The loss has been reflected as a capital transaction attributable to noncontrolling interest as the Company expects 100% of its interests in surplus notes to absorb expected losses of the Reciprocal Exchanges.

Adirondack has withdrawn and stopped writing new business and Skylands will withdraw from writing substantially all business in 2025. As the reciprocal insurers are dissolved, policyholders will share any residual unassigned surplus but are not subject to assessment for any deficit in unassigned surplus of the Reciprocal Exchanges. The assets of the Reciprocal Exchanges can be used only to settle the obligations of the Reciprocal Exchanges and general creditors have no recourse to the Company.

The New York State Department of Financial Services approved the withdrawal plan for Adirondack to non-renew or cancel all policies effective as of December 31, 2024. National General Holdings Corp. and Adirondack entered into a $15 million line of credit agreement to pay claims if Adirondack is unable to pay, which will expire after a final reserve study is conducted to determine if additional funding is needed as of December 31, 2027. As of December 31, 2024, there is no outstanding balance on the line of credit. Additionally, the Company waived all fees payable by Adirondack after July 1, 2024, excluding loss adjustment expenses associated with individual claims.

The New Jersey Department of Banking and Insurance acknowledged the withdrawal plan filed on behalf of Skylands to withdraw from providing personal lines insurance, except dwelling fire and watercraft policies, beginning December 14, 2024. Skylands has a 100% quota share reinsurance agreement to cede all of Skylands' business to the Company. Claims and claims expense ceded to the Company were $40 million, $40 million and $6 million in 2024, 2023 and 2022, respectively.

The Company received a management fee for the services provided to the Reciprocal Exchanges totaling $24 million, $48 million and $46 million in 2024, 2023 and 2022, respectively. The Reciprocal Exchanges generated $199 million, $224 million and $164 million of earned premiums in 2024, 2023 and 2022, respectively. Total costs and expenses were $280 million, $251 million and $244 million in 2024, 2023 and 2022, respectively.

Assets and liabilities of Reciprocal Exchanges

($ in millions)	December 31, 2024	December 31, 2023
Assets		
Fixed income securities	$ 47	$ 267
Short-term investments	112	7
Deferred policy acquisition costs	—	20
Premium installment and other receivables, net	9	40
Reinsurance recoverables, net	76	111
Other assets	25	54
Total assets	**269**	**499**
Liabilities		
Reserve for property and casualty insurance claims and claims expense	214	201
Unearned premiums	22	147
Other liabilities and expenses	235	296
Total liabilities	**$ 471**	**$ 644**

Nonconsolidated VIEs The Company makes investments in limited partnership interests and other alternative investments that may be issued by VIEs. These investments are generally accounted for under the equity method and are reported as limited partnership interests in the Company's Consolidated Statements of Financial Position. The Company does not take an active role in the management of these investments. Therefore, the Company has determined it is not the primary beneficiary as it has no ability to direct activities that could significantly affect the economic performance of the investments. The Company's maximum exposure to loss is limited to the investment carrying value and any unfunded commitments. Neither the Company's carrying amounts nor the unfunded commitments related to these VIEs are material individually or in the aggregate.

In addition, the Company makes investments in structured securities issued by VIEs for which the Company is not the investment manager. These structured investments typically invest in fixed income securities and are managed by third parties and include ABS and collateralized debt obligations. The Company has not provided financial or other support other than its original investment. For these investments, the Company determined it is not the primary beneficiary due to the relative size of the Company's investment in comparison to the principal amount of the structured securities issued by the VIEs, the Company's inability to direct the activities that most significantly impact the economic performance of the VIEs, and, where applicable, the level of credit subordination which reduces the Company's obligation to absorb losses or right to receive benefits. The Company's maximum exposure to loss on these investments is limited to the amount of the Company's investment. Neither the Company's carrying amounts nor the unfunded commitments related to these VIEs are material individually or in the aggregate.

Note 10 Reserve for Property and Casualty Insurance Claims and Claims Expense

The Company establishes reserves for claims and claims expense on reported and unreported claims of insured losses. The Company's reserving process considers known facts and interpretations of circumstances and factors including the Company's experience with similar cases, actual claims paid, historical trends involving claim payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in laws and regulations, judicial decisions and economic conditions.

When the Company experiences changes in the mix or type of claims or changing claim settlement patterns or data, it applies actuarial judgment in the determination and selection of development factors to develop reserve liabilities. Inflation and a higher mix of more complex repairs, combined with skilled labor shortages, have increased physical damage loss costs. Medical inflation, increased treatment trends, higher attorney representation, rising litigation costs and more severe accidents have contributed to higher third-party bodily injury loss costs. The Company continues to digitize and modernize claim processes to increase effectiveness and efficiency. These factors may lead to historical development trends being less predictive of future loss development, potentially creating additional reserve variability. Generally, the initial reserves for a new accident year are established based on claim frequency and severity assumptions for different business segments, lines and coverages based on historical relationships to relevant inflation indicators. Reserves for prior accident years are statistically determined using several different actuarial estimation methods. Changes in auto claim frequency may result from changes in mix of business, driving behaviors, miles driven or other factors. Changes in auto current year claim severity are generally influenced by inflation in the medical and auto repair sectors, changes in attorney represented and litigated claim behavior, the effectiveness and efficiency of claim settlements and changes in mix of claim types. When changes in claim data occur, actuarial judgment is used to determine appropriate development factors to establish reserves. The Company's reserving process incorporates changes in loss patterns, operational statistics and changes in claims reporting processes to determine its best estimate of recorded reserves.

As part of the reserving process, the Company may also supplement its claims processes by utilizing third-party adjusters, appraisers, engineers, inspectors and other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims. The effects of inflation are implicitly considered in the reserving process.

Because reserves are estimates of unpaid portions of losses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, Run-off Property-Liability and reinsurance and indemnification recoverables, is an inherently uncertain and complex process. The ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimates.

The highest degree of uncertainty is associated with reserves for losses incurred in the initial reporting period as it contains the greatest proportion of losses that have not been reported or settled as well as heightened uncertainty for claims that involve litigation or take longer to settle during periods of rapidly increasing loss costs. The Company also has uncertainty in the Run-off Property-Liability reserves that are based on events long since passed and are complicated by lack of historical data, legal interpretations, unresolved legal issues and legislative intent based on establishment of facts.

The Company regularly updates its reserve estimates as new information becomes available and as events unfold that may affect the resolution of unsettled claims. Changes in reserve estimates, which may be material, are reported in property and casualty insurance claims and claims expense in the Consolidated Statements of Operations in the period such changes are determined.

Management believes that the reserve for property and casualty insurance claims and claims expense, net of recoverables, is appropriately established in the aggregate and adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by the date of the Consolidated Statements of Financial Position based on available facts, laws and regulations.

Rollforward of reserve for property and casualty insurance claims and claims expense

($ in millions)		2024		2023		2022
Balance as of January 1	$	39,858	$	37,541	$	33,060
Less recoverables [(1)]		8,396		9,176		9,479
Net balance as of January 1		**31,462**		**28,365**		**23,581**
Incurred claims and claims expense related to:						
Current year		40,043		40,521		35,523
Prior years		(308)		549		1,741
Total incurred		**39,735**		**41,070**		**37,264**
Claims and claims expense paid related to:						
Current year		(23,488)		(23,607)		(20,739)
Prior years		(14,394)		(14,366)		(11,741)
Total paid		**(37,882)**		**(37,973)**		**(32,480)**
Net balance as of December 31		33,315		31,462		28,365
Plus recoverables		8,602		8,396		9,176
Balance as of December 31	$	**41,917**	$	**39,858**	$	**37,541**

[(1)] Recoverables comprises reinsurance and indemnification recoverables. See Note 12 for further details.

Reconciliation of total claims and claims expense incurred and paid by coverage

	December 31, 2024	
($ in millions)	Incurred	Paid
Allstate Protection		
Auto insurance - liability coverage	$ 15,666	$ (13,342)
Auto insurance - physical damage coverage	8,238	(8,351)
Homeowners insurance	8,157	(8,201)
Total auto and homeowners insurance	32,061	(29,894)
Other personal lines	2,270	(1,758)
Commercial lines	616	(838)
Other business lines	310	(276)
Protection Services	547	(540)
Run-off Property-Liability	59	(89)
Unallocated loss adjustment expenses ("ULAE")	3,480	(3,443)
Claims incurred and paid from before 2020	335	(819)
Other [1]	57	(225)
Total	**$ 39,735**	**$ (37,882)**

[1] Paid and incurred amounts primarily related to the effect of foreign currency translation adjustments.

Incurred claims and claims expense represents the sum of paid losses, claim adjustment expenses and reserve changes in the calendar year. This expense includes losses from catastrophes of $4.96 billion, $5.64 billion and $3.11 billion in 2024, 2023 and 2022, respectively, net of recoverables. Catastrophes are an inherent risk of the property and casualty insurance business that have contributed to, and will continue to contribute to, material year-to-year fluctuations in the Company's results of operations and financial position.

The Company defines a "catastrophe" as an event that produces pre-tax losses before reinsurance in excess of $1 million and involves multiple first-party policyholders, or a winter weather event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are caused by various natural events including high winds, winter storms and freezes, tornadoes, hailstorms, wildfires, tropical storms, tsunamis, hurricanes, earthquakes and volcanoes.

The Company is also exposed to man-made catastrophic events, such as certain types of terrorism, civil unrest, wildfires or industrial accidents. The nature and level of catastrophes in any period cannot be reliably predicted.

The Company calculates and records a single best reserve estimate for losses from catastrophes, in conformance with generally accepted actuarial standards. As a result, management believes that no other estimate is better than the recorded amount. Due to the uncertainties involved, including the factors described above, the ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimates.

Prior year reserve reestimates included in claims and claims expense [1]

	For the years ended December 31,								
	Non-catastrophe losses			Catastrophe losses			Total		
($ in millions)	2024	2023	2022	2024	2023	2022	2024	2023	2022
Auto	$ (328)	$ 294	$ 1,249	$ (36)	$ (50)	$ (64)	$ (364)	$ 244	$ 1,185
Homeowners	(73)	66	123	(322)	36	77	(395)	102	200
Other personal lines	224	37	(34)	(7)	(18)	2	217	19	(32)
Commercial lines	171	76	273	(5)	8	(1)	166	84	272
Other business lines	—	12	(10)	—	—	4	—	12	(6)
Run-off Property-Liability [2]	68	89	125	—	—	—	68	89	125
Protection Services	—	(1)	(3)	—	—	—	—	(1)	(3)
Total prior year reserve reestimates	**$ 62**	**$ 573**	**$ 1,723**	**$ (370)**	**$ (24)**	**$ 18**	**$ (308)**	**$ 549**	**$ 1,741**

[1] Favorable reserve reestimates are shown in parentheses.

[2] The Company's 2024, 2023 and 2022 annual reserve review, using established industry and actuarial best practices, resulted in unfavorable reestimates of $58 million, $80 million and $118 million, respectively.

The following presents information about incurred and paid claims development as of December 31, 2024, net of recoverables, as well as the cumulative number of reported claims and the total of IBNR reserves plus expected development on reported claims included in the net incurred claims amounts. See Note 2 for the accounting policy and methodology for determining reserves for claims and claims expense, including both reported and IBNR claims. The cumulative number of reported claims is identified by coverage and excludes reported claims for industry pools and facilities where information is not available. The information about incurred and paid claims development for the 2020 to 2024 years, and the average annual percentage payout of incurred claims by age as of December 31, 2024, is presented as required supplementary information.

Auto insurance – liability coverage

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of recoverables						IBNR reserves plus expected development on reported claims	Cumulative number of reported claims (in thousands)
	For the years ended December 31,					Prior year reserve reestimates	As of December 31, 2024	
Accident year	(unaudited) 2020	(unaudited) 2021	(unaudited) 2022	(unaudited) 2023	2024			
2020	$ 8,667	$ 8,565	$ 8,808	$ 8,819	$ 8,840	$ 21	$ 541	2,075
2021	—	10,448	10,897	11,217	11,272	55	1,180	2,439
2022	—	—	13,282	13,281	13,538	257	2,465	2,607
2023	—	—	—	15,325	14,787	(538)	4,927	2,583
2024	—	—	—	—	15,871		10,669	2,316
				Total	$ 64,308	$ (205)		

Reconciliation to total prior year reserve reestimates recognized by line

Prior year reserve reestimates for pre-2020 accident years	159
Prior year reserve reestimates for ULAE	(27)
Other	10
Total prior year reserve reestimates	$ (63)

	Cumulative paid claims and allocated claims adjustment expenses, net of recoverables				
	For the years ended December 31,				
Accident year	(unaudited) 2020	(unaudited) 2021	(unaudited) 2022	(unaudited) 2023	2024
2020	$ 3,078	$ 5,750	$ 7,049	$ 7,867	$ 8,299
2021	—	3,569	7,333	9,147	10,092
2022	—	—	4,458	9,086	11,073
2023	—	—	—	5,084	9,860
2024	—	—	—	—	5,202
				Total	$ 44,526
All outstanding liabilities before 2020, net of recoverables					1,400
Liabilities for claims and claim adjustment expenses, net of recoverables					$ 21,182

Average annual percentage payout of incurred claims by age, net of recoverables, as of December 31, 2024						
	1 year	2 years	3 years	4 years	5 years	After 5 years
Auto insurance – liability coverage	33.3 %	32.5 %	15.2 %	8.8 %	4.9 %	5.3 %

Auto insurance – physical damage coverage

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of recoverables					Prior year reserve reestimates	IBNR reserves plus expected development on reported claims	Cumulative number of reported claims (in thousands)
	For the years ended December 31,						**As of December 31, 2024**	
	(unaudited)	(unaudited)	(unaudited)	(unaudited)				
Accident year	**2020**	**2021**	**2022**	**2023**	**2024**			
2020	$ 5,434	$ 5,359	$ 5,332	$ 5,327	$ 5,328	$ 1	$ 3	4,042
2021	—	7,226	7,254	7,216	7,221	5	1	4,633
2022	—	—	9,308	8,996	9,037	41	(7)	4,977
2023	—	—	—	9,422	9,081	(341)	(5)	4,799
2024	—	—	—	—	8,532		719	4,222
				Total	$ 39,199	$ (294)		

Reconciliation to total prior year reserve reestimates recognized by line

Prior year reserve reestimates for pre-2020 accident years	(1)
Prior year reserve reestimates for ULAE	(5)
Other	(1)
Total prior year reserve reestimates	$ (301)

Accident year	Cumulative paid claims and allocated claims adjustment expenses, net of recoverables				
	For the years ended December 31,				
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	
	2020	**2021**	**2022**	**2023**	**2024**
2020	$ 5,079	$ 5,361	$ 5,335	$ 5,327	$ 5,325
2021	—	6,794	7,297	7,241	7,220
2022	—	—	8,252	9,087	9,044
2023	—	—	—	8,482	9,086
2024	—	—	—	—	7,813
				Total	$ 38,488
All outstanding liabilities before 2020, net of recoverables					10
Liabilities for claims and claim adjustment expenses, net of recoverables					$ 721

Average annual percentage payout of incurred claims by age, net of recoverables, as of December 31, 2024

	1 year	2 years	3 years	4 years	5 years	After 5 years
Auto insurance – physical damage coverage	93.1 %	7.0 %	(0.6)%	(0.2)%	— %	0.7 %

Homeowners insurance

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of recoverables					Prior year reserve reestimates	IBNR reserves plus expected development on reported claims	Cumulative number of reported claims (in thousands)
	For the years ended December 31,							
	(unaudited)	(unaudited)	(unaudited)	(unaudited)				
Accident year	2020	2021	2022	2023	2024		As of December 31, 2024	
2020	$ 5,685	$ 5,792	$ 5,882	$ 5,929	$ 5,948	$ 19	$ 77	992
2021	—	6,310	6,457	6,514	6,555	41	154	998
2022	—	—	6,551	6,503	6,476	(27)	257	794
2023	—	—	—	9,082	8,612	(470)	795	1,026
2024	—	—	—	—	8,594		2,851	993
				Total	$ 36,185	$ (437)		

Reconciliation to total prior year reserve reestimates recognized by line

Prior year reserve reestimates for pre-2020 accident years	19
Prior year reserve reestimates for ULAE	22
Other	1
Total prior year reserve reestimates	**$ (395)**

	Cumulative paid claims and allocated claims adjustment expenses, net of recoverables				
	For the years ended December 31,				
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	
Accident year	2020	2021	2022	2023	2024
2020	$ 4,209	$ 5,492	$ 5,734	$ 5,826	$ 5,871
2021	—	4,459	6,052	6,286	6,401
2022	—	—	3,902	5,950	6,219
2023	—	—	—	5,788	7,817
2024	—	—	—	—	5,743
				Total	$ 32,051
All outstanding liabilities before 2020, net of recoverables					132
Liabilities for claims and claim adjustment expenses, net of recoverables					$ 4,266

Average annual percentage payout of incurred claims by age, net of recoverables, as of December 31, 2024

	1 year	2 years	3 years	4 years	5 years	After 5 years
Homeowners insurance	66.6 %	25.3 %	3.9 %	1.6 %	0.8 %	1.8 %

Reconciliation of the net incurred and paid claims development tables above to the reserve for property and casualty insurance claims and claims expense

($ in millions)	As of December 31, 2024
Net outstanding liabilities	
Allstate Protection	
Auto insurance - liability coverage	$ 21,182
Auto insurance - physical damage coverage	721
Homeowners insurance	4,266
Other personal lines	2,266
Commercial lines	1,654
Other business lines	133
Protection Services	53
Run-off Property-Liability [1]	1,328
ULAE	1,709
Other [2]	3
Net reserve for property and casualty insurance claims and claims expense	**33,315**
Recoverables	
Allstate Protection	
Auto insurance - liability coverage	6,958
Auto insurance - physical damage coverage	37
Homeowners insurance	523
Other personal lines	260
Commercial lines	299
Other business lines	2
Protection Services	15
Run-off Property-Liability	468
ULAE	40
Total recoverables	**8,602**
Gross reserve for property and casualty insurance claims and claims expense	**$ 41,917**

[1] Run-off Property-Liability includes business in run-off with most of the claims related to accident years more than 40 years ago. IBNR reserves represent $723 million of the total reserves as of December 31, 2024.

[2] Related to the unamortized fair value adjustment related to the acquisition of National General.

Note 11   Reserve for Future Policy Benefits and Contractholder Funds

Rollforward of reserve for future policy benefits

| | For the years ended December 31, | | | | | | | | |
| | Accident and health | | | Traditional life | | | Total | | |
($ in millions)	2024	2023	2022	2024	2023	2022	2024	2023	2022
Present value of expected net premiums									
Beginning balance	$1,688	$1,464	$1,785	$ 325	$ 238	$ 254	$2,013	$1,702	$2,039
Beginning balance at original discount rate	1,737	1,549	1,604	330	246	215	2,067	1,795	1,819
Effect of changes in cash flow assumptions	(88)	(12)	—	(13)	34	—	(101)	22	—
Effect of actual variances from expected experience	34	(10)	(137)	6	2	36	40	(8)	(101)
Adjusted beginning balance	1,683	1,527	1,467	323	282	251	2,006	1,809	1,718
Issuances [1]	624	501	371	83	89	34	707	590	405
Interest accrual	91	69	48	15	11	4	106	80	52
Net premiums collected	(385)	(360)	(337)	(67)	(52)	(43)	(452)	(412)	(380)
Ending balance at original discount rate	2,013	1,737	1,549	354	330	246	2,367	2,067	1,795
Effect of changes in discount rate assumptions	(54)	(49)	(85)	(11)	(5)	(8)	(65)	(54)	(93)
Reclassified to liabilities held for sale	(1,247)	—	—	(337)	—	—	(1,584)	—	—
Ending balance	$ 712	$1,688	$1,464	$ 6	$ 325	$ 238	$ 718	$2,013	$1,702
Present value of expected future policy benefits									
Beginning balance	$2,453	$2,229	$2,796	$ 657	$ 524	$ 673	$3,110	$2,753	$3,469
Beginning balance at original discount rate	2,495	2,316	2,426	656	534	511	3,151	2,850	2,937
Effect of changes in cash flow assumptions	(11)	21	(44)	(10)	30	—	(21)	51	(44)
Effect of actual variances from expected experience	(17)	(33)	(116)	(1)	1	24	(18)	(32)	(92)
Adjusted beginning balance	2,467	2,304	2,266	645	565	535	3,112	2,869	2,801
Issuances	609	486	360	83	102	42	692	588	402
Interest accrual	119	103	76	31	25	12	150	128	88
Benefit payments	(437)	(398)	(386)	(32)	(36)	(55)	(469)	(434)	(441)
Ending balance at original discount rate	2,758	2,495	2,316	727	656	534	3,485	3,151	2,850
Effect of changes in discount rate assumptions	(58)	(42)	(87)	(29)	1	(10)	(87)	(41)	(97)
Reclassified to liabilities held for sale	(1,943)	—	—	(685)	—	—	(2,628)	—	—
Ending balance	$ 757	$2,453	$2,229	$ 13	$ 657	$ 524	$ 770	$3,110	$2,753
Net reserve for future policy benefits [1]	$ 45	$ 765	$ 765	$ 7	$ 332	$ 286	$ 52	$1,097	$1,051
Less: reinsurance recoverables [2]	—	81	76	—	2	1	—	83	77
Net reserve for future policy benefits, after reinsurance recoverables	$ 45	$ 684	$ 689	$ 7	$ 330	$ 285	$ 52	$1,014	$ 974

[1] Excludes $217 million, $250 million and $271 million of reserves related to short-duration and other contracts as of December 31, 2024, 2023, and 2022, respectively.

[2] Classified as held for sale as of December 31, 2024.

Revenue and interest recognized in the Consolidated Statements of Operations

		For the years ended December 31,				
($ in millions)		2024		2023		2022
Revenues [1]						
Accident and health	$	820	$	814	$	838
Traditional life		144		106		94
Total	$	964	$	920	$	932
Interest expense [2]						
Accident and health	$	28	$	34	$	28
Traditional life		16		14		8
Total	$	44	$	48	$	36

[1] Total revenues reflects gross premiums used in the calculation for reserve for future policy benefits. Revenues included in accident and health insurance premiums and contract charges on the Consolidated Statements of Operations reflect premium revenue recognized for traditional life insurance and long-duration and short-duration accident and health insurance contracts.

[2] Total interest expense presented as part of accident, health and other policy benefits on the Consolidated Statements of Operations.

The following table provides the amount of undiscounted and discounted expected gross premiums and expected future benefits and expenses for nonparticipating traditional and limited-payment contracts, including those that are classified as held for sale as of December 31, 2024.

	As of December 31,					
	2024		2023		2022	
($ in millions)	Undiscounted	Discounted	Undiscounted	Discounted	Undiscounted	Discounted
Accident and health						
Expected future gross premiums	$ 5,696	$ 3,870	$ 5,339	$ 3,744	$ 4,919	$ 3,517
Expected future benefits and expenses	4,049	2,700	3,578	2,453	3,243	2,229
Traditional life						
Expected future gross premiums	1,028	716	896	623	679	465
Expected future benefits and expenses	1,379	698	1,301	657	978	524

The following table provides the weighted-average duration and weighted-average interest rates for the reserve for future policy benefits, including those that are classified as held for sale as of December 31, 2024.

	As of December 31,			
	Accident and health		Traditional life	
	2024	2023	2024	2023
Weighted-average duration (in years)	8.0	4.0	14.9	15.0
Weighted-average interest rates				
Interest accretion rate (discount rate at contract issuance)	5.04 %	5.83 %	5.35 %	5.41 %
Current discount rate (upper-medium grade fixed income yield)	5.18	4.77	5.36	4.97

Significant assumptions To determine mortality and morbidity assumptions, the Company uses a combination of its historical experience and industry data. Mortality and morbidity are monitored throughout the year. Historical experience is obtained through annual Company experience studies in the third quarter that consider its historical claim patterns. The lapse assumption is determined based on historical lapses of the Company's insurance contracts.

The Company's annual review of the mortality, morbidity and lapse experience assumptions in 2024, 2023, and 2022 resulted in an increase of $1 million, an increase of less than $1 million and a decrease of $4 million respectively, to the reserve for future policy benefits.

For the year ended December 31, 2024, actual experience for morbidity in accident and health products was higher than expected. For the year ended December 31, 2023, actual experience for morbidity in accident and health products was lower than expected.

For the year ended December 31, 2024, actual experience for lapses in accident and health products was not materially different than expected. For the year ended December 31, 2023, actual experience for lapses in accident and health products was higher than expected.

For the years ended December 31, 2024 and 2023, actual experience for mortality in traditional life products was lower than expected.

For the year ended December 31, 2024, actual experience for lapses in traditional life products was higher than expected. For the year ended December 31, 2023, actual experience for lapses in traditional life products was lower than expected.

Contractholder funds

As of December 31, 2024, all contractholder funds are classified as held for sale.

Contractholder funds activity

($ in millions)	For the years ended December 31,					
	2024		2023		2022	
Beginning balance	$	888	$	879	$	890
Deposits		129		130		133
Interest credited		34		34		32
Benefits		(13)		(14)		(21)
Surrenders and partial withdrawals		(25)		(21)		(28)
Contract charges		(118)		(119)		(117)
Other adjustments		(5)		(1)		(10)
Ending balance	$	**890**	$	**888**	$	**879**
Components of contractholder funds						
Interest-sensitive life insurance	$	851	$	842	$	829
Fixed annuities		39		46		50
Total	$	**890**	$	**888**	$	**879**
Weighted-average crediting rate		4.23 %		4.21 %		4.28 %
Net amount at risk [1]	$	10,735	$	11,359	$	11,610
Cash surrender value		740		726		719

[1] Guaranteed benefit amounts in excess of the current account balances.

Accident and health short-duration contracts

The following presents information about incurred and paid claims development as of December 31, 2024, net of recoverables, as well as the cumulative number of reported claims and the total of IBNR reserves plus expected development on reported claims included in the net incurred claims amounts. See Note 2 for the accounting policy and methodology for determining reserves for future policy benefits, including both reported and IBNR claims. The Company's accident and health claims are counted by claim number assigned to each claimant per illness, injury or death, regardless of number of services rendered for each incident. Claims closed without payment are not included in the cumulative number of reported accident and health claims. The information about incurred and paid claims development for the 2020 to 2024 years, and the average annual percentage payout of incurred claims by age as of December 31, 2024, is presented as required supplementary information.

Group and individual accident and health

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of recoverables					IBNR reserves plus expected development on reported claims	Cumulative number of reported claims (in thousands)
	For the years ended December 31,						
	(unaudited)	(unaudited)	(unaudited)	(unaudited)			
Accident year	2020	2021	2022	2023	2024	As of December 31, 2024	
2020	$ 297	$ 293	$ 294	$ 291	$ 290	$ —	415
2021	—	424	420	415	417	—	679
2022	—	—	437	402	399	1	590
2023	—	—	—	476	455	10	582
2024	—	—	—	—	537	175	456
				Total	$ 2,098		

	Cumulative paid claims and allocated claims adjustment expenses, net of recoverables				
	For the years ended December 31,				
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	
Accident year	2020	2021	2022	2023	2024
2020	$ 184	$ 284	$ 290	$ 290	$ 290
2021	—	272	408	413	416
2022	—		275	393	398
2023	—	—	—	312	446
2024	—	—	—	—	362
				Total	$ 1,912
All outstanding liabilities before 2020, net of recoverables					—
Liabilities for claims and claim adjustment expenses, net of recoverables					$ 186

Reconciliation of the net incurred and paid claims development tables above to the reserve for future policy benefits

($ in millions)	As of December 31, 2024
Net outstanding liabilities	
Group and individual accident and health short-duration contracts	$ 186
Long-duration accident and health insurance	45
Long-duration traditional life insurance	7
Other contracts	5
ULAE	9
Net reserve for future policy benefits	**252**
Recoverables	
Group and individual accident and health short-duration contracts	17
Gross reserve for future policy benefits	**$ 269**

Average annual percentage payout of incurred claims by age, net of recoverables, as of December 31, 2024

	1 year	2 years	3 years	4 years	5 years
Group and individual accident and health	65.3 %	32.3 %	1.6 %	0.6 %	0.2 %

Note 12   Reinsurance and Indemnification

Effects of reinsurance and indemnification programs on property and casualty premiums written and earned and accident and health insurance premiums and contract charges

($ in millions)	For the years ended December 31,		
	2024	2023	2022
Property and casualty insurance premiums written			
Direct	$ 60,574	$ 54,632	$ 50,065
Assumed	352	396	245
Ceded	(2,203)	(2,018)	(1,824)
Property and casualty insurance premiums written, net of recoverables	$ 58,723	$ 53,010	$ 48,486
Property and casualty insurance premiums earned			
Direct	$ 58,221	$ 52,301	$ 47,552
Assumed	377	358	221
Ceded	(2,210)	(1,989)	(1,869)
Property and casualty insurance premiums earned, net of recoverables	$ 56,388	$ 50,670	$ 45,904
Accident and health insurance premiums and contract charges			
Direct	$ 1,945	$ 1,865	$ 1,838
Assumed	26	28	31
Ceded	(50)	(47)	(37)
Accident and health insurance premiums and contract charges, net of recoverables	$ 1,921	$ 1,846	$ 1,832

Effects of reinsurance ceded and indemnification programs on property and casualty insurance claims and claims expense and accident, health and other policy benefits

($ in millions)	For the years ended December 31,		
	2024	2023	2022
Property and casualty insurance claims and claims expense	$ (1,716)	$ (633)	$ (1,600)
Accident, health and other policy benefits	(36)	(44)	15

Reinsurance and indemnification recoverables, net

($ in millions)	As of December 31,	
	2024	2023
Property and casualty		
Paid and due from reinsurers and indemnitors	$ 285	$ 254
Unpaid losses estimated (including IBNR)	8,602	8,396
Total property and casualty	$ 8,887	$ 8,650
Accident and health insurance	37	159
Total	$ 8,924	$ 8,809

Rollforward of credit loss allowance for reinsurance recoverables

($ in millions)	For the years ended December 31,	
	2024	2023
Property and casualty [1] [2]		
Beginning balance	$ (62)	$ (62)
Increase in the provision for credit losses	(1)	(1)
Write-offs	—	1
Ending balance	$ (63)	$ (62)
Accident and health insurance		
Beginning balance	$ (3)	$ (3)
Decrease in the provision for credit losses	2	—
Write-offs	—	—
Reinsurance recoverables allowance reclassified to held for sale	1	—
Ending Balance	$ —	$ (3)

[1] Primarily related to Run-off Property-Liability reinsurance ceded.

[2] Indemnification recoverables are considered collectible based on the industry pool and facility enabling legislation.

Property and casualty reinsurance and indemnifications recoverables

Property and casualty programs are grouped by the following characteristics:

1. Indemnification programs - industry pools, facilities or associations that are governed by state insurance statutes or regulations or the federal government.

2. Catastrophe reinsurance programs - reinsurance protection for catastrophe exposure nationwide and by specific states, as applicable.

3. Other reinsurance programs - reinsurance protection for asbestos, environmental and other liability exposures as well as commercial lines, including the shared economy program currently in run-off.

Property and casualty reinsurance is in place for the Allstate Protection, Run-off Property-Liability and Protection Services segments. The Company purchases reinsurance after evaluating the financial condition of the reinsurer as well as the terms and price of coverage.

Indemnification programs The Company participates in state-based industry pools or facilities mandating participation by insurers offering certain coverage in their state, including the Michigan Catastrophic Claims Association ("MCCA"), the New Jersey Property-Liability Insurance Guaranty Association ("PLIGA"), the North Carolina Reinsurance Facility ("NCRF") and the Florida Hurricane Catastrophe Fund ("FHCF"). When the Company pays qualifying claims under the coverage indemnified by a state's pool or facility, the Company is reimbursed for the qualifying claim losses and expenses. Each state pool or facility may assess participating companies to collect sufficient amounts to meet its total indemnification requirements. The enabling legislation for each state's pool or facility compels the pool or facility only to indemnify participating companies for qualifying claim losses and expenses; the state pool or facility does not underwrite the coverage or take on the ultimate risk of the indemnified business. As a pass through, these pools or facilities manage the receipt of assessments paid by participating companies and payment of indemnified amounts for covered claims presented by participating companies. The Company has not had any credit losses related to these indemnification programs.

State-based industry pools or facilities

Michigan Catastrophic Claims Association The MCCA is a statutory indemnification mechanism for member insurers' qualifying Personal Injury Protection ("PIP") claims paid for the unlimited lifetime medical benefits above the applicable retention level for qualifying injuries from automobile, motorcycle and commercial vehicle accidents. Indemnification recoverables on paid and unpaid claims, including IBNR, as of December 31, 2024 and 2023 include $6.48 billion and $6.42 billion, respectively, from the MCCA for its indemnification obligation.

The MCCA is funded by annually assessing participating member companies actively writing motor vehicle coverage in Michigan on a per vehicle basis. The MCCA's calculation of the annual assessment is based upon the total of members' actuarially determined present value of expected payments on lifetime claims by all persons expected to be catastrophically injured in that year and ultimately qualify for MCCA reimbursement, its operating expenses, and adjustments for the amount of excesses or deficiencies in prior assessments. The assessment is incurred by the Company as policies are written and recovered as a component of premiums from the Company's customers.

The MCCA indemnifies qualifying claims of all current and former member companies (whether or not actively writing motor vehicle coverage in Michigan) for qualifying claims and claims expenses incurred while the member companies were actively writing the mandatory PIP coverage in Michigan. Member companies actively writing automobile coverage in Michigan include the MCCA annual assessments in determining the level of premiums to charge insureds in the state.

As required for member companies by the MCCA, the Company reports covered paid and unpaid claims to the MCCA when estimates of loss for a reported claim are expected to exceed the retention level, the claims involve certain types of severe injuries, or there are litigation demands received suggesting the claim value exceeds certain thresholds. The retention level is adjusted upward every other MCCA fiscal year by the lesser of 6% or the increase in the consumer price index. The retention level is $635 thousand per claim for the fiscal two-years ending June 30, 2025 compared to $600 thousand per claim for the fiscal two-years ending June 30, 2023.

The MCCA is obligated to fund the ultimate liability of member companies' qualifying claims and claim expenses. The MCCA does not underwrite the insurance coverage or hold any underwriting risk.

The MCCA indemnifies members as qualifying claims are paid and billed by members to the MCCA. Unlimited lifetime covered losses result in significant levels of ultimate incurred claim reserves being recorded by member companies along with offsetting indemnification recoverables. Disputes with claimants over coverage on certain reported claims can result in additional losses, which may be recoverable from the MCCA, excluding litigation expenses.

The MCCA annual assessments fund current operations, member company reimbursements and any deficit. The MCCA prepares statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the State of Michigan Department of Insurance and Financial Services ("MI DOI"). The MI DOI has granted the MCCA a statutory permitted practice that expires on June 30, 2025 to discount its liabilities for loss and loss adjustment expense. As of June 30, 2024, the date of its most recent annual financial report, the MCCA had cash and invested assets of $22.37 billion and an accumulated deficit of $2.10 billion. The permitted practice reduced the accumulated deficit by $47.30 billion.

New Jersey Property-Liability Insurance Guaranty Association PLIGA serves as the statutory administrator of the Unsatisfied Claim and Judgment Fund ("UCJF"), Workers' Compensation Security Fund and the New Jersey Surplus Lines Insurance Guaranty Fund.

In addition to its insolvency protection responsibilities, PLIGA reimburses insurers for unlimited excess medical benefits ("EMBs") paid in connection with PIP claims in excess of $75,000 for policies issued or renewed prior to January 1, 1991, and limited EMB claims in excess of $75,000 and capped at $250,000 for policies issued or renewed on or after January 1, 1991, to December 31, 2003.

Assessments paid to PLIGA for the EMB program totaled $8 million in 2024. The amounts of paid and unpaid recoverables as of December 31, 2024 and 2023 were $370 million and $326 million, respectively.

PLIGA annually assesses all admitted property and casualty insurers writing covered lines in New Jersey for PLIGA indemnification and expenses. PLIGA assessments may be recouped as a surcharge on premiums collected. PLIGA does not ultimately retain underwriting risk as it assesses member companies for their expected qualifying losses to provide funding for payment of its indemnification obligation to member companies for their actual losses. As a pass through, PLIGA facilitates these transactions of receipt of assessments paid by member companies and payment to member companies for covered claims presented by them for indemnification. As of December 31, 2023, the date of its most recent annual financial report, PLIGA had a fund balance of $301 million.

As statutory administrator of the UCJF, PLIGA provides compensation to qualified claimants for PIP, bodily injury, or death caused by private passenger automobiles operated by uninsured or "hit and run" drivers. The UCJF also provides private passenger pedestrian PIP benefits when no other coverage is available.

PLIGA annually collects a UCJF assessment from all admitted property and casualty insurers writing motor vehicle liability insurance in New Jersey for UCJF indemnification and expenses. UCJF assessments can be expensed as losses recoverable in rates as appropriate. As of December 31, 2023, the date of its most recent annual financial report, the UCJF fund had a balance of $69 million.

North Carolina Reinsurance Facility The NCRF provides automobile liability insurance to drivers that private market insurers are not otherwise willing to insure. All insurers licensed to write automobile insurance in North Carolina are members of the NCRF. Premiums, losses and expenses are assigned to the NCRF. North Carolina law allows the NCRF to recoup operating losses for certain insureds through a surcharge to policyholders. As of September 30, 2024, the NCRF reported $52 million in members' equity. The

NCRF implemented a recoupment surcharge on all private passenger and commercial fleet policies effective October 1, 2024, through September 30, 2025. The NCRF results are shared by the member companies in proportion to their respective North Carolina automobile liability writings. As of December 31, 2024, our NCRF recoverables on paid claims was $97 million and recoverables on unpaid claims was $359 million. Paid recoverable balances, if covered, are typically settled within sixty days of monthly filing.

Florida Hurricane Catastrophe Fund Allstate subsidiaries Castle Key Insurance Company ("CKIC") and Castle Key Indemnity Company (together with CKIC, "Castle Key"), Integon National Insurance Company and Century-National Insurance Company participate in the mandatory coverage provided by the FHCF and therefore have access to reimbursement for certain qualifying Florida hurricane losses from the FHCF. The companies have exposure to assessments and pay annual premiums to the FHCF for this reimbursement protection. The FHCF has the authority to issue bonds to pay its obligations to participating insurers in excess of its capital balances. Payment of these bonds is funded by emergency assessments on all property and casualty premiums in the state, except workers' compensation, medical malpractice, accident and health insurance and policies written under the National Flood Insurance Program ("NFIP"). The FHCF emergency assessments are limited to 6% of premiums per year beginning the first year in which reimbursements require the issuance of a revenue bond, and up to a total of 10% of premiums per year for assessments in the second and subsequent years, if required to fund additional bonds. The FHCF has not issued an emergency assessment since 2015.

Annual premiums earned and paid to the FHCF were $23 million, $28 million and $24 million in 2024, 2023 and 2022, respectively. Qualifying losses were $(1) million in 2024 including final settlements related to Hurricane Michael recoveries, $(6) million in 2023 including final settlements related to Hurricane Irma recoveries and $74 million in 2022. The Company has access to reimbursement provided by the FHCF for 90% of qualifying personal property losses that exceed its current retention of $98 million for the two largest hurricanes and $33 million for other hurricanes, up to a maximum total of $205 million, effective from June 1, 2024 to May 31, 2025. The amounts recoverable from the FHCF totaled $73 million and $82 million as of December 31, 2024 and 2023, respectively.

Federal Government - National Flood Insurance Program NFIP is a program administered by the Federal Emergency Management Agency ("FEMA") whereby the Company sells and services NFIP flood insurance policies as an agent of FEMA and receives fees for its services. The Company is fully indemnified for claims and claim expenses and does not retain any ultimate risk for the indemnified business. The federal government is obligated to pay all claims and certain allocated loss adjustment expenses in accordance with the arrangement.

Congressional authorization for the NFIP is periodically evaluated and may be subjected to freezes, including when the federal government experiences a shutdown. FEMA has a NFIP reinsurance program to manage the future exposure of the NFIP through the transfer of risk to private reinsurance companies and capital market investors. Congress must periodically renew the funding of the program as well as consider reforms to the program that would be incorporated in legislation to reauthorize the NFIP. On December 21, 2024, the president signed legislation passed by Congress that extends the NFIP authorization until March 14, 2025. As of September 30, 2024, the NFIP owes $20.5 billion to the U.S. Treasury.

The amounts recoverable as of December 31, 2024 and 2023 were $279 million and $76 million, respectively. Annual premiums earned and paid to NFIP include $368 million, $327 million and $319 million in 2024, 2023 and 2022, respectively. Qualifying losses incurred that are ceded to NFIP include $618 million, $102 million and $435 million in 2024, 2023 and 2022, respectively.

Catastrophe reinsurance The Company's reinsurance program is designed to provide reinsurance protection for catastrophes resulting from multiple perils including hurricanes, windstorms, hail, tornadoes, winter storms, wildfires, earthquakes and fires following earthquakes.

- The Company purchases reinsurance from traditional reinsurance companies as well as the insurance-linked securities ("ILS") market.

- The majority of the Company's program comprises multi-year contracts, primarily placed in the traditional reinsurance market, such that generally one-third of the program is renewed every year.

- Coverage is generally purchased on a broad geographic, product line and multiple peril loss basis.

- Florida personal lines property is covered by a separate agreement, as the risk of loss is different and the Company's subsidiaries operating in this state are separately capitalized.

- When applicable, reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premium and are recorded in claims and claims expense in the Consolidated Statements of Operations.

The Company's current catastrophe reinsurance program utilizes the Company's risk and return framework which is intended to provide shareholders with an acceptable return on the risks assumed in the property business, and to reduce variability of earnings, while providing protection to customers. This framework incorporates the Company's robust economic capital model and is informed by catastrophe risk models including hurricanes, earthquakes and wildfires. The Company monitors risk both in the aggregate and by peril, while also evaluating model performance relative to experience

and its expectations of catastrophe risk trends. As of December 31, 2024, the modeled 1-in-100 probable maximum loss for hurricane, earthquake and wildfire perils is approximately $3.5 billion, net of reinsurance. The Company continually reviews its aggregate risk appetite and the cost and availability of reinsurance to optimize the risk and return profile of this exposure. The following catastrophe reinsurance agreements are in effect as of December 31, 2024.

The Nationwide Excess Catastrophe Reinsurance Program (the "Nationwide Program") provides coverage up to $7.90 billion of loss less retentions of $750 million to $1.00 billion for the first event of the program year and is subject to the percentage of reinsurance placed in each of its agreements. Multiple wildfires can be defined by the Nationwide Program as a single event occurrence based on a combination of when the events occur and their proximity to one another. Property business in the state of Florida is excluded from this program. Separate reinsurance agreements address the distinct needs of separately capitalized legal entities. The Nationwide Program includes reinsurance agreements with both the traditional and ILS markets as described below:

- *Core traditional market per occurrence agreements* provide limits totaling $5.09 billion for catastrophe losses arising out of multiple perils and are comprised of the following:

  - Multi-year contracts providing combined $3.25 billion of placed limits exhausting at $4.25 billion, with a 5% co-participation and one annual reinstatement. One third of the contracts are structured with a $750 million retention for the first event and $500 million retention for subsequent events with remaining contracts attaching at a $1.00 billion retention.

  - Two eight-year term contracts providing combined $236 million of placed limits, both with a 5% co-participation and one reinstatement of limits over each contract's term.

  - Six single-year contracts providing combined $1.61 billion of placed limits filling capacity around the multi-year and ILS placements, with two contracts providing one reinstatement of limits.

- *ILS placements* provide $1.95 billion of placed limits, with no reinstatement of limits, and are comprised of the following:

  - Six contracts providing occurrence coverage of $1.30 billion of placed limits, reinsuring losses in all states except Florida caused by named storms, earthquakes and fire following earthquakes, severe weather, wildfires, and other naturally occurring or man-made events determined to be a catastrophe by the Company.

  - Two contracts providing occurrence and aggregate coverage of $325 million of placed limits, also provide that for each annual period beginning April 1, Allstate declared catastrophes to personal lines property and automobile business can be aggregated to erode the aggregate retention and qualify for coverage under the aggregate limits. Recoveries are limited to the ultimate net loss from the reinsured event.

– Two contracts, providing aggregate coverage of $325 million of placed limits.

Florida program Our 2024 program provides coverage for property policies of CKIC and certain affiliate companies for Florida catastrophe events up to $890 million of losses less a $30 million retention. The Florida program includes reinsurance agreements placed in the traditional market, the FHCF and the ILS market as follows:

• *Traditional market* placements comprise reinsurance limits for losses to personal lines property in Florida arising out of multiple perils. One contract provides $235 million of reinsurance limit with reinstatement, and one contract provides $75 million of reinsurance limit for a second event. A portion of the traditional market placements provide coverage for perils not covered by the FHCF contracts, which only cover hurricanes.

• *ILS placements* provide $625 million of reinsurance limits for qualifying losses to personal lines property in Florida caused by a named storm event, a severe weather event, an earthquake event, a fire event, a volcanic eruption event, or a meteorite impact event.

• Inuring contracts include three mandatory FHCF contracts providing $206 million of limits for qualifying losses to personal lines property in Florida caused by storms the National Hurricane Center declares to be hurricanes. The three contracts are 90% placed.

National General Lender Services Standalone Program is placed in the traditional market and provides $265 million of coverage, subject to a $70 million retention, with one reinstatement of limits. Inuring contracts include the National General FHCF contract providing $71 million of limits in excess of a $36 million retention, 90% placed.

National General Reciprocal Excess Catastrophe Reinsurance Contracts are placed in the traditional market and provide $212 million of placed limits, subject to a $7 million retention, with one reinstatement of limits.

Kentucky Earthquake Excess Catastrophe Reinsurance Contract is placed in the traditional market and provides $27 million, subject to a $2 million retention with one reinstatement of limits.

Canada Catastrophe Excess of Loss Reinsurance Contract is placed in the traditional market and provides CAD 355 million of placed limits, subject to a CAD 75 million retention, with one reinstatement of limits.

The Company has not experienced credit losses on its catastrophe reinsurance programs. The total cost of the property catastrophe reinsurance program was $1.11 billion, $1.02 billion and $788 million in 2024, 2023 and 2022, respectively.

Other reinsurance programs The Company's other reinsurance programs relate to commercial lines and asbestos, environmental and other liability exposures. The largest reinsurance recoverable balance the Company had outstanding was $175 million and $180 million from Lloyd's of London as of December 31, 2024 and 2023, respectively. These programs also include reinsurance recoverables of $77 million and $67 million from Pacific Valley Insurance Company, Inc. as of December 31, 2024 and 2023, respectively.

Note 13 Deferred Policy Acquisition Costs

Deferred policy acquisition costs activity

($ in millions)	Accident and health insurance long-duration contracts	Other health and benefit contracts [1]	Allstate Protection	Protection Services	Total
Year ended December 31, 2024					
Beginning balance	$ 321	$ 219	$ 2,378	$ 3,022	$ 5,940
Acquisition costs deferred	104	87	6,846	1,356	8,393
Amortization charged to income	(81)	(48)	(6,676)	(1,217)	(8,022)
Experience adjustment	(16)	(1)	—	—	(17)
Reclassified to assets held for sale	(273)	(248)	—	—	(521)
Ending balance	$ 55	$ 9	$ 2,548	$ 3,161	$ 5,773
Year ended December 31, 2023					
Beginning balance	$ 322	$ 206	$ 2,145	$ 2,769	$ 5,442
Acquisition costs deferred	100	62	6,302	1,312	7,776
Amortization charged to income	(73)	(45)	(6,069)	(1,059)	(7,246)
Experience adjustment	(28)	(4)	—	—	(32)
Ending balance	$ 321	$ 219	$ 2,378	$ 3,022	$ 5,940
Year ended December 31, 2022					
Beginning balance	$ 339	$ 154	$ 1,951	$ 2,294	$ 4,738
Acquisition costs deferred	88	83	5,764	1,403	7,338
Amortization charged to income	(77)	(29)	(5,570)	(928)	(6,604)
Experience adjustment	(28)	(2)	—	—	(30)
Ending balance	$ 322	$ 206	$ 2,145	$ 2,769	$ 5,442

[1] Includes traditional life and interest-sensitive life long-duration contracts and accident and health short-duration contracts.

Note 14   Capital Structure

   Debt includes senior notes, senior debentures, subordinated debentures and junior subordinated debentures issued by the Corporation.

Total debt outstanding

($ in millions)	As of December 31,	
	2024	2023
6.750% Senior Notes due 2024 [1] [2]	$ —	$ 350
0.750% Senior Notes, due 2025 [1]	600	600
3.280% Senior Notes, due 2026 [1]	550	550
5.050% Senior Notes, due 2029 [1]	500	—
Due in one year through five years	**1,650**	**1,500**
1.450% Senior Notes, due 2030 [1]	600	600
6.125% Senior Notes, due 2032 [1]	159	159
5.250% Senior Notes due 2033 [1]	750	750
5.350% Senior Notes due 2033 [1]	323	323
Due after five years through ten years	**1,832**	**1,832**
5.550% Senior Notes due 2035 [1]	546	546
5.950% Senior Notes, due 2036 [1]	386	386
6.900% Senior Debentures, due 2038	165	165
5.200% Senior Notes, due 2042 [1]	62	62
4.500% Senior Notes, due 2043 [1]	500	500
4.200% Senior Notes, due 2046 [1]	700	700
3.850% Senior Notes, due 2049 [1]	500	500
Floating Rate Subordinated Debentures, due 2053 [3]	500	500
Floating Rate Subordinated Debentures, due 2053 [3]	800	800
6.500% Junior Subordinated Debentures, due 2067	500	500
Due after ten years	**4,659**	**4,659**
Long-term debt total principal	**8,141**	**7,991**
Fair value adjustments [2]	—	7
Debt issuance costs [4]	(56)	(56)
Total long-term debt	**8,085**	**7,942**
Short-term debt [5]	—	—
Total debt	$ **8,085**	$ **7,942**

[1] Senior Notes are subject to redemption at the Company's option in whole or in part at any time at the greater of either 100% of the principal amount plus accrued and unpaid interest to the redemption date or the discounted sum of the present values of the remaining scheduled payments of principal and interest and accrued and unpaid interest to the redemption date.

[2] Debt acquired as part of the National General acquisition completed on January 4, 2021.

[3] 2053 Subordinated Debentures became floating rate in 2023.

[4] Unamortized debt issuance costs are reported in debt and are amortized over the expected period the debt will remain outstanding.

[5] The Company classifies any borrowings which have a maturity of twelve months or less at inception as short-term debt.

   Debt maturities

Debt maturities for each of the next five years and thereafter (excluding issuance costs and other)

($ in millions)	
2025	$ 600
2026	550
2027	—
2028	—
2029	500
Thereafter	6,491
Total long-term debt principal	$ **8,141**

   Repayment of debt On May 15, 2024, the Company repaid, at maturity, $350 million of 6.75% Senior Notes.

   Issuance of debt On June 24, 2024, the Company issued $500 million of 5.05% Senior Notes due 2029. Interest on the Senior Notes is payable semi-annually in arrears on June 24 and December 24 of each year, beginning on December 24, 2024. The Senior Notes are redeemable at any time at the applicable redemption price prior to the maturity date. The net proceeds of this issuance were used for general corporate purposes.

   Subordinated Debentures The Subordinated Debentures may be redeemed (i) in whole at any time or in part from time to time on or after January 15, 2023 for the $500 million Subordinated Debentures and

August 15, 2023 for the $800 million Subordinated Debentures at their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the Subordinated Debentures are not redeemed in whole, at least $25 million aggregate principal amount must remain outstanding.

Interest on the $500 million Subordinated Debentures was payable quarterly at the stated fixed annual rate to January 14, 2023, or any earlier redemption date, and then at an annual rate equal to the three-month SOFR plus 3.165% plus 0.26161%. Interest on the $800 million Subordinated Debentures was payable semi-annually at the stated fixed annual rate to August 14, 2023, or any earlier redemption date, and then quarterly at an annual rate equal to the three-month SOFR plus 2.938% plus 0.26161%.

Junior Subordinated Debentures As of December 31, 2024, the Company had outstanding $500 million of Series A 6.500% Fixed-to-Floating Rate Junior Subordinated Debentures ("Junior Subordinated Debentures"). The scheduled maturity date for the Debentures is May 15, 2057 with a final maturity date of May 15, 2067. The Junior Subordinated Debentures may be redeemed (i) in whole or in part, at any time on or after May 15, 2037 at the principal amount plus accrued and unpaid interest to the date of redemption, or (ii) in certain circumstances, in whole or in part, prior to May 15, 2037 at the principal amount plus accrued and unpaid interest to the date of redemption or, if greater, a make-whole price.

Interest on the Junior Subordinated Debentures is payable semi-annually at the stated fixed annual rate to May 15, 2037, and then payable quarterly at an annual rate equal to the three-month LIBOR plus 2.120%, which was replaced with the CME Term SOFR Reference Rate published for a three-month tenor plus a spread adjustment of 0.26161%. The Company may elect at one or more times to defer payment of interest on the Junior Subordinated Debentures for one or more consecutive interest periods that do not exceed 10 years. Interest compounds during such deferral periods at the rate in effect for each period. The interest deferral feature obligates the Company in certain circumstances to issue common stock or certain other types of securities if it cannot otherwise raise sufficient funds to make the required interest payments. The Company has reserved 75 million shares of its authorized and unissued common stock to satisfy this obligation.

The terms of the Subordinated Debentures and Junior Subordinated Debentures prohibit the Company from declaring or paying any dividends or distributions on common or preferred stock or redeeming, purchasing, acquiring, or making liquidation payments on common stock or preferred stock if the Company has elected to defer interest payments on the Subordinated Debentures or Junior Subordinated Debentures, respectively, subject to certain limited exceptions.

In connection with the issuance of the Junior Subordinated Debentures, the Company entered into a replacement capital covenant ("RCC"). This covenant was not intended for the benefit of the holders of the Junior Subordinated Debentures and could not be enforced by them. Rather, it was for the benefit of holders of one or more other designated series of the Company's indebtedness ("covered debt"), currently the $800 million Floating Rate Subordinated Debentures due in 2053. Pursuant to the RCC, the Company has agreed that it will not repay, redeem, or purchase the Junior Subordinated Debentures on or before May 15, 2067 (or such earlier date on which the RCC terminates by its terms) unless, subject to certain limitations, the Company has received net cash proceeds in specified amounts from the sale of common stock or certain other qualifying securities. The promises and covenants contained in the RCC will not apply if (i) S&P upgrades the Company's issuer credit rating to A or above, (ii) the Company redeems the Junior Subordinated Debentures due to a tax event, (iii) after notice of redemption has been given by the Company and a market disruption event occurs preventing the Company from raising proceeds in accordance with the RCC, or (iv) the Company repurchases or redeems up to 10% of the outstanding principal of the Junior Subordinated Debentures in any one-year period, provided that no more than 25% will be so repurchased, redeemed or purchased in any ten-year period.

The RCC terminates in 2067. The RCC will terminate prior to its scheduled termination date if (i) the Junior Subordinated Debentures are no longer outstanding and the Company has fulfilled its obligations under the RCC or it is no longer applicable, (ii) the holders of a majority of the then-outstanding principal amount of the then-effective series of covered debt consent to agree to the termination of the RCC, (iii) the Company does not have any series of outstanding debt that is eligible to be treated as covered debt under the RCC, (iv) the Junior Subordinated Debentures are accelerated as a result of an event of default, (v) certain rating agency or change in control events occur, (vi) S&P, or any successor thereto, no longer assigns a solicited rating on senior debt issued or guaranteed by the Company, or (vii) the termination of the RCC would have no effect on the equity credit provided by S&P with respect to the Junior Subordinated Debentures. An event of default, as defined by the supplemental indenture, includes default in the payment of interest or principal and bankruptcy proceedings.

Other capital resources To manage short-term liquidity, the Company maintains a commercial paper program with a borrowing capacity up to $750 million. In addition, the Company has access to an unsecured revolving credit facility agreement with a borrowing limit of $750 million. The maturity date is November 2027. This facility contains an increase provision that would allow up to an additional $500 million of borrowing. This facility has a financial covenant requiring the Company not to exceed a 37.5% debt to capitalization ratio as defined in the agreement. Although the right to borrow under the facility is not subject to a minimum rating requirement, the costs of maintaining the facility and borrowing under it are based on the ratings of the Company's senior unsecured, unguaranteed long-term debt. The total amount outstanding at any point in time under the combination of the commercial paper program and the credit facility cannot exceed the amount that can be borrowed under the credit facility. No amounts were outstanding under the credit facility as of December 31, 2024 or 2023. The Company had no commercial paper outstanding as of December 31, 2024 or 2023.

The Company paid $395 million, $355 million and $323 million of interest on debt in 2024, 2023 and 2022, respectively.

The Company had $215 million and $209 million of investment-related debt that is reported in other liabilities and accrued expenses as of December 31, 2024 and 2023, respectively.

The Company has access to a universal shelf registration statement with the SEC that was filed on April 30, 2024 and expires in 2027. The registration statement covers an unspecified amount of debt securities, common stock, preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units.

Common stock The Company had 900 million shares of issued common stock of which 265 million shares were outstanding and 635 million shares were held in treasury as of December 31, 2024. In 2024, the Company acquired 278 thousand shares at an average cost of $174.03 and reissued 2 million net shares under equity incentive plans.

Preferred stock All outstanding preferred stock represents noncumulative perpetual preferred stock with a $1.00 par value per share and a liquidation preference of $25,000 per share.

Total preferred stock outstanding

	As of December 31,		Aggregate liquidation preference ($ in millions)			Dividend per depository share [1]			Aggregate dividend payment ($ in millions)		
	2024	2023	2024	2023	Dividend rate	2024	2023	2022	2024	2023	2022
Series G [2]	—	—	$ —	$ —	5.625 %	$ —	$0.70	$1.41	$ —	$ 16 [3]	$ 32
Series H	46,000	46,000	1,150.0	1,150.0	5.100	1.28	1.28	1.28	59	59	59
Series I	12,000	12,000	300.0	300.0	4.750	1.19	1.19	1.19	14	14	14
Series J	24,000	24,000	600.0	600.0	7.375	1.84	0.75	—	44	18	—
Total	**82,000**	**82,000**	**$ 2,050**	**$ 2,050**					**$ 117**	**$ 107**	**$ 105**

[1] Each depository share represents a 1/1,000th interest in a share of preferred stock.

[2] On April 17, 2023, the Company redeemed all outstanding shares of Preferred Stock Series G.

[3] Excludes $18 million related to original issuance costs in preferred stock dividends on the Consolidated Statements of Operations and Consolidated Statements of Shareholders' Equity as a result of the preferred stock redemptions.

The preferred stock ranks senior to the Company's common stock with respect to the payment of dividends and liquidation rights. The Company will pay dividends on the preferred stock on a noncumulative basis only when, as and if declared by the Company's board of directors (or a duly authorized committee of the board) and to the extent that the Company has legally available funds to pay dividends. If dividends are declared on the preferred stock, they will be payable quarterly in arrears at an annual fixed rate. Dividends on the preferred stock are not cumulative. Accordingly, in the event dividends are not declared on the preferred stock for payment on any dividend payment date, then those dividends will cease to be payable. If the Company has not declared a dividend before the dividend payment date for any dividend period, the Company has no obligation to pay dividends for that dividend period, whether or not dividends are declared for any future dividend period. No dividends may be paid or declared on the Company's common stock and no shares of the Company's common stock may be repurchased unless the full dividends for the latest completed dividend period on the preferred stock have been declared and paid or provided for.

The preferred stock does not have voting rights except with respect to certain changes in the terms of the preferred stock, in the case of certain dividend nonpayment, certain other fundamental corporate events, mergers or consolidations and as otherwise provided by law. If and when dividends have not been declared and paid in full for at least six quarterly dividend periods or their equivalent (whether or not consecutive), the authorized number of directors then constituting the Company's board of directors will be increased by two. The holders of the preferred stock, together with the holders of all other affected classes and series of voting parity stock, voting as a single class, will be entitled to elect the two additional members of the board of directors of the Company, subject to certain conditions. The board of directors shall at no time have more than two preferred stock directors.

The preferred stock is perpetual and has no maturity date. The preferred stock is redeemable at the Company's option in whole or in part, on or after October 15, 2024 for Series H, January 15, 2025 for Series I and July 15, 2028 for Series J at a redemption price of $25,000 per share, plus declared and unpaid dividends. Prior to July 15, 2028 for Series J, the preferred stock is redeemable at the Company's option, in whole but not in part, within 90 days after the occurrence of certain regulatory capital events at a

redemption price equal to $25,000 per share or within 90 days after the occurrence of a certain rating agency event at a redemption price equal to $25,500 per share, plus declared and unpaid dividends.

Note 15 Company Restructuring

The Company undertakes various programs to reduce expenses. These programs generally involve a reduction in staffing levels, and in certain cases, office closures. Restructuring and related charges primarily include the following costs related to these programs:

- *Employee* - severance and relocation benefits

- *Exit* - contract termination penalties and real estate costs primarily related to accelerated amortization of right-of-use assets and related leasehold improvements at facilities to be vacated

The expenses related to these activities are included in the Consolidated Statements of Operations as restructuring and related charges and totaled $61 million, $169 million and $51 million in 2024, 2023 and 2022, respectively.

Restructuring expenses in 2024 primarily relate to implementing actions to achieve a new phase of the organizational transformation component of the

Transformative Growth plan, which commenced in the second quarter of 2024. Organizational transformation includes streamlining the organization and outsourcing certain aspects of operations. The Company continues to identify ways to improve operating efficiency and reduce cost which may result in additional restructuring charges in the future.

Organizational transformation

($ in millions)	
Expected program charges	$ 24
Changes in estimated program initiatives and costs	25
2024 expenses	(45)
Remaining program charges	**$ 4**

These charges are primarily recorded in the Allstate Protection segment. The Company expects these actions will be completed in the first half of 2025.

Restructuring activity during the period

($ in millions)	Employee costs	Exit costs	Total liability
Restructuring liability as of December 31, 2023	$ 40	$ 1	$ 41
Expense incurred	35	20	55
Adjustments to liability	6	—	6
Payments and non-cash charges	(56)	(19)	(75)
Restructuring liability as of December 31, 2024	**$ 25**	**$ 2**	**$ 27**

As of December 31, 2024, the cumulative amount incurred to date for active programs related to employee severance, relocation benefits and exit expenses totaled $50 million for employee costs and $1 million for exit costs.

Note 16 Commitments, Guarantees and Contingent Liabilities

Leases

The Company has certain operating leases for office facilities, computer and office equipment, and vehicles. The Company's leases have remaining lease terms of generally 1 year to 10 years which could include options to extend or terminate that varies across agreements.

The Company determines if an arrangement is a lease at inception. Leases with an initial term less than one year are not recorded on the balance sheet and the lease costs for these leases are recorded as an expense on a straight-line basis over the lease term. Operating leases with terms greater than one year result in a lease liability recorded in other liabilities and accrued expenses with a corresponding right-of-use ("ROU") asset recorded in other assets on the Consolidated Statements of Financial Position. As of December 31, 2024 and 2023, the Company had $235 million and $265 million in lease liabilities and $165 million and $163 million in ROU assets, respectively.

Operating lease liabilities are recognized at the commencement date based on the present value of future minimum lease payments over the lease term. ROU assets are recognized based on the corresponding lease liabilities adjusted for qualifying initial direct costs, prepaid or accrued lease payments and unamortized lease incentives. As most of the Company's leases do not disclose the implicit interest rate, the Company uses collateralized incremental borrowing rates based on information available at lease commencement when determining the present value of future lease payments. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease. Lease terms may include options to extend or terminate the lease which are incorporated into the Company's measurements when it is reasonably certain that the Company will exercise the option.

Operating lease costs are recognized on a straight-line basis over the lease term and include interest expense on the lease liability and amortization of the ROU asset. Variable lease costs are expensed as incurred and include maintenance costs and real estate taxes. Lease costs are reported in operating costs and expenses and totaled $92 million, $102 million and $131 million, including $14 million, $19 million and $23 million of variable lease costs in 2024, 2023 and 2022, respectively.

Other information related to operating leases

	December 31,	
	2024	**2023**
Weighted average remaining lease term (years)	4	3
Weighted average discount rate	4.17 %	3.48 %

Maturity of lease liabilities

($ in millions)	**Operating leases**
2025	$ 83
2026	70
2027	41
2028	24
2029	18
Thereafter	18
Total lease payments	**$ 254**
Less: interest	(19)
Present value of lease liabilities	**$ 235**

Shared markets and state facility assessments

The Company is required to participate in assigned risk plans, reinsurance facilities and joint underwriting associations in various states that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers.

The Company routinely reviews its exposure to assessments from these plans, facilities and government programs. Underwriting results related to these arrangements, which tend to be adverse, have been immaterial to the Company's results of operations in the last three years. Because of the Company's participation, it may be exposed to losses that surpass the capitalization of these facilities or assessments from these facilities.

Florida Citizens Castle Key is subject to assessments from Citizens Property Insurance Corporation in the state of Florida ("FL Citizens"), which was initially created by the state of Florida to provide insurance to eligible property owners unable to obtain coverage in the private insurance market. FL Citizens, at the discretion and direction of its Board of Governors, can levy a regular assessment on assessable insurers and assessable insureds for a deficit in any calendar year up to a maximum of the greater of: 2% of the projected deficit or 2% of the aggregate statewide direct written premium for the prior calendar year. The base of assessable insurers includes all property and casualty premiums in the state. If a deficit remains after levying the regular assessment, FL Citizens can also levy an emergency assessment of up to 10% of the deficit or 10% of the aggregate statewide direct written premium for the prior calendar year. Companies are required to collect

the emergency assessments directly from residential property policyholders and remit to FL Citizens as collected. Currently, the emergency assessment is zero for all policies issued or renewed on or after July 1, 2015.

Louisiana Citizens Louisiana Citizens Property Insurance Corporation ("LA Citizens") can levy a regular assessment on participating companies for a deficit in any calendar year up to a maximum of the greater of 10% of the calendar year deficit or 10% of Louisiana direct property premiums industry-wide for the prior calendar year. If the plan year deficit exceeds the amount that can be recovered through regular assessments, LA Citizens may fund the remaining deficit by issuing revenue assessment bonds in the capital markets. LA Citizens then declares emergency assessments each year to provide debt service on the bonds until they are retired. Companies writing assessable lines must surcharge their policyholders emergency assessments in the percentage established annually by LA Citizens and must remit amounts collected to the bond trustee on a quarterly basis. Emergency assessments to pay off bonds issued in 2007 for the hurricanes of 2005 will continue until 2025.

Facilities such as FL Citizens and LA Citizens are generally designed so that the ultimate cost is borne by policyholders; however, the exposure to assessments from these facilities and the availability of recoupments or premium rate increases may not offset each other in the Company's financial statements. Moreover, even if they do offset each other, they may not offset each other in financial statements for the same fiscal period due to the ultimate timing of the assessments and recoupments or premium rate increases, as well as the possibility of policies not being renewed in subsequent years.

California Earthquake Authority Exposure to certain potential losses from earthquakes in California is limited by the Company's participation in the California Earthquake Authority ("CEA"), which provides insurance for California earthquake losses. The CEA is a privately financed, publicly managed state agency created to provide insurance coverage for earthquake damage. Insurers selling homeowners insurance in California are required to offer earthquake insurance to their customers either through their company or by participation in the CEA. The Company's homeowners policies continue to include coverages for losses caused by explosions, theft, glass breakage and fires following an earthquake, which are not underwritten by the CEA.

As of September 30, 2024, the CEA's capital balance was approximately $6.0 billion. Should losses arising from an earthquake cause a deficit in the CEA, an additional $2.5 billion would be obtained from the proceeds of revenue bonds the CEA may issue, an existing $8.5 billion reinsurance layer, $1.0 billion from policy surcharge, and finally, if needed, assessments on participating insurance companies. Participating insurers are required to pay an assessment, currently estimated not to exceed $1.7 billion, if the capital of the

CEA falls below $350 million. Within the limits previously described, the assessment could be intended to restore the CEA's capital to a level of $350 million. There is no provision that allows insurers to recover assessments through a premium surcharge or other mechanism. The CEA's projected aggregate claim paying capacity is $19.7 billion as of September 30, 2024, and if an event were to result in claims greater than its capacity, affected policyholders may be paid a prorated portion of their covered losses, paid on an installment basis, or no payments may be made if the claim paying capacity of the CEA is insufficient.

All future assessments on participating CEA insurers are based on their share of the total CEA premiums written as of December 31 of the preceding year. As of December 31, 2024, the Company's market share of the total CEA premiums written was 7.9%. At the current level, the Company's maximum possible CEA assessment was $131 million during 2024. These amounts are re-evaluated by the board of directors of the CEA on an annual basis. Accordingly, assessments from the CEA for a particular quarter or annual period may be material to the results of operations and cash flows, but not the financial position of the Company. Management believes the Company's exposure to earthquake losses in California has been significantly reduced as a result of its participation in the CEA.

California FAIR Plan Association The California FAIR Plan Association ("FAIR Plan") is a syndicated fire insurance pool that provides coverage to California homeowners who are unable to find insurance in the voluntary market. FAIR Plan members are all insurers licensed to provide property and casualty insurance coverage in the state of California. Each member participates in the profits, losses and expenses of the FAIR Plan in direct proportion to its market share of business written in the state during the second preceding calendar year.

As of June 30, 2024, the FAIR Plan 's capital balance was approximately $385 million. Should losses arising from fires cause a deficit to the FAIR Plan, the FAIR Plan will assess member companies, as described further below, and collect proceeds from reinsurance placed. The FAIR Plan has placed reinsurance of $5.72 billion of loss less retention of $900 million. The FAIR Plan participates in co-reinsurance above $900 million and is further subject to reinstatement premium. Up to $2.28 billion, net of reinstatement premium, would be obtained from reinsurance.

If the FAIR Plan is unable to pay losses during a catastrophe event, it may seek regulatory approval to assess member companies based on their market share during the second preceding calendar year. On February 11, 2025, the FAIR Plan received regulatory approval to assess member insurers $1.00 billion. The Company's personal lines and commercial lines average market share used for the assessment was 4.6% and 2.0%, respectively, net of credits. Members are allowed to request the state insurance commission's prior approval to collect temporary supplemental fees from policyholders in the state in order to recoup amounts assessed. Insurers can request recoupment for 50% of their portion of assessments up to $1 billion and 100% thereafter for each residential property and commercial property insurance.

The Company's reinsurance program is designed to provide reinsurance protection for catastrophes resulting from multiple perils, including fires. Note 12 includes a summary of the Company's reinsurance program. Several of the Company's core traditional markets per occurrence agreements provide for the inclusion of non-recoupable assessments as part of the definition of loss.

Texas Windstorm Insurance Association The Company participates as a member of the Texas Windstorm Insurance Association ("TWIA"), which provides wind and hail property coverage to coastal risks unable to procure coverage in the voluntary market. Wind and hail coverage is written on a TWIA-issued policy. TWIA follows a funding structure first utilizing currently available funds set aside from current and prior years. Under the current law, to the extent losses exceed premiums received from policyholders, TWIA utilizes a combination of reinsurance, TWIA-issued securities, as well as member and policyholder assessments to fund loss payments. As of December 31, 2024, the Company's participation rate in TWIA was 12.8%.

Any assessments from TWIA for a particular quarter or annual period may be material to the results of operations and cash flows, but not to the financial position of the Company.

North Carolina Joint Underwriters Association The North Carolina Joint Underwriters Association ("NCJUA") was created to provide property insurance for properties, other than the state's beach and coastal areas, that insurers are not otherwise willing to insure. All insurers licensed to write property insurance in North Carolina are members of the NCJUA. Premiums, losses and expenses of the NCJUA are shared by the member companies in proportion to their respective North Carolina property insurance writings. Member companies participate in deficits or surpluses based on their participation ratios, which are determined annually. The Company had a $9 million receivable from the NCJUA on December 31, 2024 representing its participation in the NCJUA's surplus of $31 million for all open years.

North Carolina Insurance Underwriting Association The North Carolina Insurance Underwriting Association ("NCIUA") provides property insurance, including windstorm coverage, for properties located in the state's beach and coastal areas that insurers are not otherwise willing to insure. All insurers licensed to write residential and commercial property insurance in North Carolina are members of the NCIUA. Members are assessed in proportion to their North Carolina residential and commercial property insurance writings, which is determined annually and varies by coverage, for plan deficits. As of December 31, 2024, the NCIUA had a surplus of $1.28 billion. No member company is entitled to the distribution of any portion of the NCIUA's surplus. Legislation in 2009 capped insurers' assessments for losses incurred in any calendar year at $1.00 billion. Subsequent to an industry assessment of $1.00 billion, if the NCIUA continues to require funding, it may authorize insurers to assess a 10% catastrophe recovery charge on each property insurance policy statewide to be remitted to the NCIUA.

Other programs The Company is also subject to assessments by the NCRF and the FHCF, which are described in Note 12.

Guaranty funds

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company's policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile's statutory definition of insolvency, the amount of the loss is reasonably estimable and the related premium upon which the assessment is based is written. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. Since most states allow a credit against premium or other state related taxes for assessments, an asset is recorded based on paid and accrued assessments for the amount the Company expects to recover on the respective state's tax return and is realized over the period allowed by each state. As of December 31, 2024 and 2023, the liability balance included in other liabilities and accrued expenses was $13 million and $23 million, respectively. There were no related premium tax offsets included in other assets as of December 31, 2024 and $5 million as of December 31, 2023.

Guarantees

In the normal course of business, the Company provides standard indemnifications to contractual counterparties in connection with numerous transactions, including acquisitions and divestitures. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third-party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment of the risk of loss. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

Related to the sale of ALNY on October 1, 2021, AIC agreed to indemnify Wilton Reassurance Company in connection with certain representations, warranties and covenants of AIC, and certain liabilities specifically excluded from the transaction, subject to specific contractual limitations regarding AIC's maximum obligation. Management does not believe these indemnifications will have a material effect on results of operations, cash flows or financial position of the Company.

Related to the sale of ALIC and Allstate Assurance Company on November 1, 2021, AIC and Allstate Financial Insurance Holdings Corporation (collectively, the "Sellers") agreed to indemnify Everlake US Holdings Company in connection with certain representations, warranties and covenants of the Sellers, and certain liabilities specifically excluded from the transaction, subject to specific contractual limitations regarding the Sellers' maximum obligation. Management does not believe these indemnifications will have a material effect on results of operations, cash flows or financial position of the Company.

The aggregate liability balance related to all guarantees was immaterial as of December 31, 2024.

Regulation and compliance

The Company is subject to extensive laws, regulations, administrative directives, and regulatory actions. From time to time, regulatory authorities or legislative bodies seek to influence and restrict premium rates, require premium refunds to policyholders, require reinstatement of terminated policies, prescribe rules or guidelines on how affiliates compete in the marketplace, restrict the ability of insurers to cancel or non-renew policies, require insurers to continue to write new policies or limit their ability to write new policies, limit insurers' ability to change coverage terms or to impose underwriting standards, impose additional regulations regarding agency and broker compensation, regulate the nature of and amount of investments, impose fines and penalties for unintended errors or mistakes, impose additional regulations regarding cybersecurity and privacy, and otherwise expand overall regulation of insurance products and the insurance industry. In addition, the Company is subject to laws and regulations administered and enforced by federal agencies, international agencies, and other organizations, including but not limited to the SEC, the Financial Industry Regulatory Authority, the U.S. Equal Employment Opportunity Commission, and the U.S. Department of Justice. The Company has established procedures and policies to facilitate compliance with laws and regulations, to foster prudent business operations, and to support financial reporting. The Company routinely reviews its practices to validate compliance with laws and regulations and with internal procedures and policies. As a result of these reviews, from time to time the Company may decide to modify some of its procedures and policies. Such modifications, and the reviews that led to them, may be accompanied by payments being made and costs being incurred. The ultimate changes and eventual effects of these actions on the Company's business, if any, are uncertain.

Legal and regulatory proceedings and inquiries

The Company and certain subsidiaries are involved in a number of lawsuits, regulatory inquiries, and other legal proceedings arising out of various aspects of its business.

Background These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including the underlying facts of each matter; novel legal issues; variations between jurisdictions in which matters are being litigated, heard, or investigated; changes in assigned judges; differences or developments in applicable laws and judicial interpretations; judges reconsidering prior rulings; the length of time before many of these matters might be resolved by settlement, through litigation, or otherwise; adjustments with respect to anticipated trial schedules and other proceedings; developments in similar actions against other companies; the fact that some of the lawsuits are putative class actions in which a class has not been certified and in which the purported class may not be clearly defined; the fact that some of the lawsuits involve multi-state class actions in which the applicable law(s) for the claims at issue is in dispute and therefore unclear; and the challenging legal environment faced by corporations and insurance companies.

The outcome of these matters may be affected by decisions, verdicts and settlements, and the timing of such decisions, verdicts and settlements, in other individual and class action lawsuits that involve the Company, other insurers or other entities and by other legal, governmental and regulatory actions that involve the Company, other insurers or other entities. The outcome may also be affected by future state or federal legislation, the timing or substance of which cannot be predicted.

In the lawsuits, plaintiffs seek a variety of remedies which may include equitable relief in the form of injunctive and other remedies and monetary relief in the form of contractual and extra-contractual damages. In some cases, the monetary damages sought may include punitive or treble damages. Often specific information about the relief sought, such as the amount of damages, is not available because plaintiffs have not requested specific relief in their pleadings. When specific monetary demands are made, they are often set just below a state court jurisdictional limit in order to seek the maximum amount available in state court, regardless of the specifics of the case, while still avoiding the risk of removal to federal court. In Allstate's experience, monetary demands in pleadings bear little relation to the ultimate loss, if any, to the Company.

In connection with regulatory examinations and proceedings, government authorities may seek various forms of relief, including penalties, restitution and changes in business practices. The Company may not

be advised of the nature and extent of relief sought until the final stages of the examination or proceeding.

Accrual and disclosure policy The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for such matters at management's best estimate when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company does not establish accruals for such matters when the Company does not believe both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals. The Company does not include potential recoveries in its estimates of reasonably possible or probable losses. Legal fees are expensed as incurred.

The Company continues to monitor its lawsuits, regulatory inquiries and other legal proceedings for further developments that would make the loss contingency both probable and estimable and accordingly accruable, or that could affect the amount of accruals that have been previously established. There may continue to be exposure to loss in excess of any amount accrued. Disclosure of the nature and amount of an accrual is made when there have been sufficient legal and factual developments such that the Company's ability to resolve the matter would not be impaired by the disclosure of the amount of accrual.

When the Company assesses it is reasonably possible or probable that a loss has been incurred, it discloses the matter. When it is possible to estimate the reasonably possible loss or range of loss above the amount accrued, if any, for the matters disclosed, that estimate is aggregated and disclosed. Disclosure is not required when an estimate of the reasonably possible loss or range of loss cannot be made.

For certain of the matters described below in the "Claims related proceedings" and "Other proceedings" subsections, the Company is able to estimate the reasonably possible loss or range of loss above the amount accrued, if any. In determining whether it is possible to estimate the reasonably possible loss or range of loss, the Company reviews and evaluates the disclosed matters, in conjunction with counsel, in light of potentially relevant factual and legal developments.

These developments may include information learned through the discovery process, rulings on dispositive motions, settlement discussions, information obtained from other sources, experience from managing these and other matters and other rulings by courts, arbitrators or others. When the Company possesses sufficient appropriate information to develop an estimate of the reasonably possible loss or range of loss above the amount accrued, if any, that estimate is aggregated and disclosed below. There may be other disclosed matters for which a loss is probable or reasonably possible, but such an estimate is not possible. Disclosure of the estimate of the reasonably possible loss or range of loss above the amount accrued, if any, for any individual matter would only be considered when there have been sufficient legal and factual developments such that the Company's ability to resolve the matter would not be impaired by the disclosure of the individual estimate.

The Company currently estimates that the aggregate range of reasonably possible loss in excess of the amount accrued, if any, for the disclosed matters where such an estimate is possible is zero to $70 million, pre-tax. This disclosure is not an indication of expected loss, if any. Under accounting guidance, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." This estimate is based upon currently available information and is subject to significant judgment and a variety of assumptions and known and unknown uncertainties. The matters underlying the estimate will change from time to time, and actual results may vary significantly from the current estimate. The estimate does not include matters or losses for which an estimate is not possible. Therefore, this estimate represents an estimate of possible loss only for certain matters meeting these criteria. It does not represent the Company's maximum possible loss exposure. Information is provided below regarding the nature of all of the disclosed matters and, where specified, the amount, if any, of plaintiff claims associated with these loss contingencies.

Due to the complexity and scope of the matters disclosed in the "Claims related proceedings" and "Other proceedings" subsections below and the many uncertainties that exist, the ultimate outcome of these matters cannot be predicted and in the Company's judgment, a loss, in excess of amounts accrued, if any, is not probable. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of amounts currently accrued, if any, and may be material to the Company's operating results or cash flows for a particular quarterly or annual period. However, based on information currently known to it, management believes that the ultimate outcome of all matters described below, as they are resolved over time, is not likely to have a material effect on the financial position of the Company.

Claims related proceedings The Company is defending putative class actions in various courts that raise challenges to the Company's depreciation practices in homeowner property claims. In these lawsuits, plaintiffs generally allege that, when calculating actual cash value, the costs of "non-materials" such as labor, general contractor's overhead and profit, and sales tax should not be subject to depreciation. The Company is currently defending the following lawsuits on this issue: *Sims, et al. v. Allstate Fire and Casualty Insurance Company, et al.* (W.D. Tex. filed June 2022); *Thompson, et al. v. Allstate Insurance Company* (Circuit Court of Cole Co., Mo. filed June 2022); *Hill v. Allstate Vehicle and Property Insurance Company* (Circuit Court of Cole Co., Mo. filed October

2022); and *Hernandez v. Allstate Vehicle and Property Insurance Company* (D. Ariz. filed April 2023). No classes have been certified in any of these matters.

The Company is defending putative class actions pending in multiple states alleging that the Company underpays total loss vehicle physical damage claims on auto policies. The alleged systematic underpayments result from the following theories: (a) the third-party valuation tool used by the Company as part of a comprehensive adjustment process is allegedly flawed, biased, or contrary to applicable law; and/or (b) the Company allegedly does not pay sales tax, title fees, registration fees, and/or other specified fees that are allegedly mandatory under policy language or state legal authority.

The Company is currently defending the following lawsuits: *Kronenberg v. Allstate Insurance Company and Allstate Fire and Casualty Insurance Company* (E.D.N.Y. filed December 2018); *Durgin v. Allstate Property and Casualty Insurance Company* (W.D. La. filed June 2019); *Golla v. Allstate Insurance Company* (N.D. Ohio filed June 2023); *Bibbs v. Allstate Insurance Company and Allstate Fire and Casualty Insurance Company* (N.D. Ohio filed August 2023); *Hail v. Allstate Property and Casualty Insurance Company* (State Court of Habersham Co., Ga. filed December 2023); *Katz v. Esurance Property and Casualty Insurance Company and National General Insurance Company* (E.D.N.Y. filed February 2024); *Jarrett-Kelly v. Direct General Insurance Agency, Inc.* (Circuit Court of Pulaski Co., Ark. filed May 2024); *and Schott v. Allstate Insurance Company and Allstate Property and Casualty Insurance Company* (M.D. Ga. filed October 2024). No classes have been certified in any of these matters.

Settlements have been reached in the following cases: *Bass v. Imperial Fire and Casualty Insurance Company* (W.D. La. filed February 2022); and *Cummings v. Allstate Property and Casualty Insurance Company* (M.D. La. filed April 2022).

The Company is defending putative class actions in the U.S. District Court for the District of Arizona that allege underpayment of uninsured/underinsured motorist claims. The lawsuits are *Dorazio v. Allstate Fire and Casualty Insurance Company* and *Loughran v. MIC General Insurance Corporation,* each filed December 2022. The plaintiffs allege that uninsured/underinsured motorist coverages must be stacked, which is combining separate uninsured/underinsured coverage limits of multiple vehicles into one higher coverage limit, where the defendants allegedly did not include specified policy language and did not provide specified notice to policyholders. No classes have been certified in these matters. In July 2023, the Arizona Supreme Court issued a ruling in *Franklin v. CSAA General Insurance*, a matter involving another insurer. The *Franklin* decision held, under the factual circumstances of that case, that stacking of uninsured/underinsured motorist coverages was required because the insurer did not include specified policy language and did not issue specified notice.

Other proceedings The Company is defending two putative class actions in the U.S. District Court for the

Eastern District of California, *Holland Hewitt v. Allstate Life Insurance Company* filed May 2020 and *Farley v. Lincoln Benefit Life Company* ("LBL") filed December 2020, following the sale of ALIC. On April 19, 2023, the district court certified a class in *Farley*. LBL is appealing the district court's order in the Ninth Circuit Court of Appeals. On March 27, 2024, the Magistrate Judge issued his Findings and Recommendations denying class certification in *Hewitt*. Plaintiffs filed their objection to the Magistrate's recommendation. In these cases, plaintiffs generally allege that the defendants failed to comply with certain California statutes which address contractual grace periods and lapse notice requirements for certain life insurance policies. Plaintiffs claim that these statutes apply to life insurance policies that existed before the statutes' effective date. The plaintiffs seek damages and injunctive relief. Similar litigation is pending against other insurance carriers. In August 2021, the California Supreme Court in *McHugh v. Protective Life*, a matter involving another insurer, determined that the statutory notice requirements apply to life insurance policies issued before the statutes' effective date. The Company asserts various defenses to plaintiffs' claims and to class certification.

The Company is defending a lawsuit in the U.S. District Court for the Southern District of California, *Chavez v. Allstate Northbrook Indemnity Company*, filed February 2022, where plaintiffs generally allege that Allstate's Shelter-in-Place Payback program provided insufficient premium relief in response to the reduction

in driving in California during the state's COVID-19 stay-at-home restrictions in 2020 and 2021. Plaintiffs seek damages that include additional premium refunds and punitive damages. On June 25, 2024, the court issued an order granting plaintiffs' motion for class certification. The Company continues to defend the litigation and oppose plaintiffs' allegations.

On July 24, 2024, the Department of Justice filed a civil suit in the U.S. District Court for the Western District of Pennsylvania against National General Holdings Corp., National General Insurance Company, National General Lender Services, Inc. and Newport Management Corp. The suit alleges that certain services that National General provided as a vendor to a large national bank for its collateral protection insurance program violated the Financial Institutions, Reform, Recovery, and Enforcement Act of 1989 (the "Act"), and it seeks civil monetary penalties available under the Act.

The Company is subject to lawsuits related to the collection and use of driving behavior data, including a civil lawsuit filed by the Texas Attorney General in Montgomery County, Texas District Court and putative class action lawsuits filed in federal court. The lawsuits allege privacy and consumer protection claims and seek actual, statutory and punitive damages, restitution, injunctive relief and attorneys' fees.

Note 17 Income Taxes

The Company and its eligible domestic subsidiaries file a U.S. consolidated federal income tax return. The Company also files tax returns in various states and foreign jurisdictions. Tax liabilities and benefits realized by the consolidated group are allocated as generated by the respective entities.

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted through income tax expense (benefit) as changes in tax laws or rates are enacted.

Inflation Reduction Act of 2022 The Inflation Reduction Act of 2022, which contains several tax-related provisions, was signed into law in August 2022. The law establishes a 15% corporate alternative minimum tax ("CAMT") for certain large corporations and an excise tax of 1% on stock repurchases by publicly traded U.S. corporations, both effective after December 31, 2022. The excise tax on common stock repurchases is classified as an additional cost of the stock acquired included in treasury stock in shareholders' equity. The Company has determined

that it is considered an "applicable corporation" under the rules of CAMT.

15% Global Minimum Tax The Organization for Economic Cooperation and Development ("OECD") secured agreement from nearly 140 countries to address how corporate profits are taxed for multinational enterprises ("MNEs"). OECD has released Pillar Two Model Rules, a 15% minimum effective tax rate (also known as the Global Anti-Base Erosion "GloBE" Rules), designed to ensure that large MNEs pay a minimum level of tax on the income arising in each jurisdiction where they operate and mandates sharing of certain company information with taxing authorities on a local and global basis.

The Company is within the scope of OECD Pillar Two model rules, and certain jurisdictions where the Company operates have enacted their respective tax law to comply with the Pillar Two framework beginning on or after December 31, 2023. The Company does not expect the impact to be material to its results of operations. The Company continues to evaluate the impact as additional jurisdictions adopt their own legislation.

Regulatory tax examinations On January 4, 2021 and October 1, 2021, the Company acquired National General and SafeAuto, respectively. For tax years prior to these acquisitions, National General is under a separate audit by the Internal Revenue Service ("IRS"). The IRS has completed its examination of Allstate's tax years prior to 2017 and National General's tax years prior to 2015. Currently, the IRS has concluded its examinations for the 2017 and 2018 tax years with a refund claim under review by the Joint Committee on Taxation. In addition, National General is currently under examination for the 2015 through 2019 tax years with the appeals process pending for certain disputed issues related to these years. The Company believes that adequate provision has been made in the consolidated financial statements for any potential adjustments that may result from IRS examinations or any other tax authorities related to all open tax years.

Unrecognized tax benefits The Company recognizes tax positions in the consolidated financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the consolidated financial statements.

Reconciliation of the change in the amount of unrecognized tax benefits

	For the years ended December 31,		
($ in millions)	2024	2023	2022
Balance – beginning of year	$ 45	$ 17	$ 17
(Decrease) increase for tax positions taken in a prior year	(4)	23	—
Increase for tax positions taken in the current year	—	5	—
Balance – end of year	$ 41	$ 45	$ 17

The Company believes that the unrecognized tax benefits balance will not materially change within the next twelve months.

The Company recognizes interest expense related to uncertain tax benefits in income tax expense (benefit) and penalties in operating costs and expenses.

For the year ended December 31, 2024, a reduction of penalties related to the unrecognized tax benefits of $(4) million was recorded. There were no penalties related to the unrecognized tax benefits in

2023 and 2022. As of December 31, 2024 and 2023, the Company recognized a liability for penalties of $3 million and $7 million, respectively.

For the years ended December 31, 2024, 2023, and 2022, interest expense (benefit) related to unrecognized tax benefits of $(2) million, $7 million, and $3 million was recorded, respectively. As of December 31, 2024 and 2023, the Company recognized a liability for interest of $15 million and $17 million, respectively.

Components of the deferred income tax assets and liabilities

	As of December 31,	
($ in millions)	2024	2023
Deferred tax assets		
Unearned premium reserves	$ 978	$ 897
Research & development capitalization	317	228
Discount on loss reserves	292	269
Net operating loss carryover	232	258
Unrealized net capital losses	209	174
Accrued compensation	131	121
Pension	8	26
Other postretirement benefits	7	13
General business credits carryover	—	110
Other	185	110
Total deferred tax assets before valuation allowance	**2,359**	**2,206**
Valuation allowance	(69)	(69)
Total deferred tax assets after valuation allowance	**2,290**	**2,137**
Deferred tax liabilities		
DAC	(1,173)	(1,075)
Investments	(479)	(455)
Depreciable assets	(123)	(77)
Intangible assets	(66)	(99)
Other	(218)	(212)
Total deferred tax liabilities	**(2,059)**	**(1,918)**
Net deferred tax assets	**$ 231**	**$ 219**

In assessing the realizability of gross deferred tax assets, management considers whether it is more likely than not that some portion or all of the gross deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment, as well as limitations on use in future periods. As of December 31, 2024, the Company has U.S. Federal, state and foreign net operating loss ("NOL") carryforwards. Management

believes that it is more likely than not that the benefit from certain NOL carryforwards will not be fully realized. Accordingly, the Company has a valuation allowance of $69 million on the deferred tax assets related to these NOL carryforwards.

The following table sets forth the amounts and expiration dates of federal, foreign and state net operating loss carryforwards.

Components of the net operating loss carryforwards as of December 31, 2024

($ in millions)	20-Year Carryforward Expires in 2025-2044	Indefinite	Various
U.S. Federal NOL	$ 247	$ 9	$ —
Foreign NOL	—	409	—
State NOL [1]	—	—	97

[1] Multiple state net operating loss carryforwards expiring in various periods, beginning in 2029.

Components of income tax expense (benefit)

	For the years ended December 31,		
($ in millions)	2024	2023	2022
Current	$ 1,179	$ 114	$ (35)
Deferred	(17)	(249)	(453)
Total income tax expense (benefit)	**$ 1,162**	**$ (135)**	**$ (488)**

The Company paid income taxes of $276 million in 2024, received an income tax refund of $45 million in 2023 and paid income taxes of $95 million in 2022.

The Company had current income tax payable of $91 million and receivable of $663 million as of December 31, 2024 and 2023, respectively.

Reconciliation of the statutory federal income tax rate to the effective income tax rate

	For the years ended December 31,					
($ in millions)	2024		2023		2022	
Income (loss) before income taxes	$ 5,761		$ (348)		$ (1,830)	
Statutory federal income tax rate on income from operations	1,210	21.0 %	(73)	21.0 %	(384)	21.0 %
State income taxes	54	0.9	(7)	2.0	—	—
Change in valuation allowance	8	0.1	6	(1.7)	10	(0.6)
Tax credits	(42)	(0.7)	(47)	13.5	(55)	3.0
Share-based payments	(30)	(0.5)	(14)	4.0	(22)	1.2
Tax-exempt income	(29)	(0.5)	(23)	6.6	(17)	0.9
Uncertain tax positions	(8)	(0.1)	33	(9.5)	2	(0.1)
Dividend received deduction	(1)	—	(4)	1.1	(7)	0.4
U.S. shareholder's tax (benefit) expense	—	—	(17)	4.9	13	(0.7)
Other	—	—	11	(3.1)	(28)	1.6
Effective income tax rate on income from operations	**$ 1,162**	**20.2 %**	**$ (135)**	**38.8 %**	**$ (488)**	**26.7 %**

Note 18 Statutory Financial Information and Dividend Limitations

Allstate's domestic property and casualty and life, accident and health insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

All states require domiciled insurance companies to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable insurance commissioner or director. Statutory accounting practices differ from GAAP primarily since they require charging policy acquisition costs to expense as incurred, establishing life insurance reserves based on different actuarial assumptions, and valuing certain investments and establishing deferred taxes on a different basis.

Statutory net income (loss) and capital and surplus of Allstate's domestic insurance subsidiaries

	Net income (loss)			Capital and surplus	
($ in millions)	2024	2023	2022	2024	2023
Amounts by major business type:					
Property and casualty insurance	$ 4,158	$ (487)	$ (1,653)	$ 18,243	$ 14,250
Life, accident and health insurance	61	61	70	392	310
Amount per statutory accounting practices	**$ 4,219**	**$ (426)**	**$ (1,583)**	**$ 18,635**	**$ 14,560**

Dividend limitations

There are no regulatory restrictions that limit the payment of dividends by the Corporation, except those generally applicable to corporations incorporated in Delaware. Dividends are payable only out of certain components of shareholders' equity as permitted by Delaware law. However, the ability of the Corporation to pay dividends is dependent on business conditions, income, cash requirements of the Company, receipt of dividends primarily from AIC and other relevant factors.

The payment of shareholder dividends by AIC without the prior approval of the Illinois Department of Insurance ("IL DOI") is limited to formula amounts based on net income and capital and surplus, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. There were no dividends paid by AIC in 2024. The maximum amount of dividends AIC will be able to pay without prior IL DOI approval at a given point in time during 2025 is $3.95 billion, less dividends paid during the preceding twelve months measured at that point in time. The payment of a dividend in excess of this amount requires 30 days advance written notice to the IL DOI. The dividend is deemed approved, unless the IL DOI disapproves it within the 30-day notice period. Additionally, any dividend must be paid out of unassigned surplus excluding unrealized appreciation from investments, which for AIC totaled $11.27 billion as of December 31, 2024, and cannot result in capital and surplus being less than the minimum amount required by law.

Under state insurance laws, insurance companies are required to maintain paid up capital of not less than the minimum capital requirement applicable to the types of insurance they are authorized to write. Insurance companies are also subject to risk-based capital ("RBC") requirements adopted by state insurance regulators. A company's "authorized control level RBC" is calculated using various factors applied to certain financial balances and activity. Companies that do not maintain adjusted statutory capital and surplus at a level in excess of the company action level RBC, which is two times authorized control level RBC, are required to notify and file a RBC remediation plan to the domiciliary regulator and provide a copy of the remediation plan to state insurance regulators in which the insurer is authorized to do business. Company action level RBC is significantly in excess of the minimum capital requirements. Total adjusted statutory capital and surplus and authorized control level RBC of AIC were $16.27 billion and $3.84 billion, respectively, as of December 31, 2024. Many of the Corporation's insurance subsidiaries are subsidiaries of or reinsure all of their business to AIC. AIC's subsidiaries are included as a component of AIC's total statutory capital and surplus.

The amount of restricted net assets, as represented by the Corporation's investment in its insurance subsidiaries, was $25.49 billion as of December 31, 2024.

Intercompany transactions

Notification and approval of intercompany lending activities is also required by the IL DOI for transactions that exceed a level that is based on a formula using statutory admitted assets and statutory surplus.

Note 19 Benefit Plans

Pension and other postretirement plans

Approximately 90% of the Company's benefit obligation relates to its U.S. qualified defined benefit pension plan, which covers most U.S. employees. Benefits under the U.S. pension plans are based upon the employee's length of service, eligible annual compensation and, prior to January 1, 2014, either a cash balance or final average pay formula. A cash balance formula applies to all eligible employees hired after August 1, 2002. Eligible employees hired before August 1, 2002 chose between the cash balance formula and the final average pay formula. In July 2013, the Company amended its primary plans effective January 1, 2014 to introduce a new cash balance formula to replace the previous formulas (including the final average pay formula and the previous cash balance formula) under which eligible employees accrue benefits. As of December 31, 2024, 79% of the benefit obligation of our U.S. qualified defined benefit pension plan is related to the former final average pay formula.

The Company also provides a medical coverage subsidy for eligible employees hired before January 1, 2003, including their eligible dependents, when they retire and certain life insurance benefits for eligible retirees ("postretirement benefits"). Effective January 1, 2021, the Company eliminated the medical coverage subsidy for employees who were not eligible to retire as of December 31, 2020.

Certain employees may become eligible for a medical subsidy if they retire in accordance with the terms of the applicable plans and are insured under the Company's group plans or other approved plans in accordance with the plan's participation requirements. The Company shares the cost of retiree medical benefits with non-Medicare-eligible retirees based on years of service, with the Company's share being subject to a 5% limit on future annual medical cost inflation after retirement. For Medicare-eligible retirees, the Company provides a fixed Company contribution based on years of service and other factors, which is not subject to adjustments for inflation.

The Company has reserved the right to modify or terminate its benefit plans at any time and for any reason.

Obligations and funded status

The Company calculates benefit obligations based upon generally accepted actuarial methodologies using the projected benefit obligation ("PBO") for pension plans and the accumulated postretirement benefit obligation ("APBO") for other postretirement plans. Pension costs and other postretirement obligations are determined using a December 31 measurement date. The benefit obligations represent the actuarial present value of all benefits attributed to employee service rendered as of the measurement date. The PBO is measured using the pension benefit formulas and assumptions. A plan's funded status is calculated as the difference between the benefit obligation and the fair value of plan assets. The Company's funding policy for the pension plans is to make contributions at a minimum level that is at least in accordance with regulations under the Internal Revenue Code ("IRC") and generally accepted actuarial principles. The Company's other postretirement benefit plans are not funded.

Change in benefit obligation, plan assets and funded status

| | As of December 31, | | | |
| | Pension benefits | | Postretirement benefits | |
($ in millions)	2024	2023	2024	2023
Change in benefit obligation				
Benefit obligation, beginning of year	$ 4,584	$ 4,511	$ 185	$ 203
Service cost	80	132	—	1
Interest cost	230	239	9	10
Participant contributions	—	—	13	16
Remeasurement of benefit obligation (gains) losses	(125)	125	(4)	(4)
Benefits paid	(329)	(379)	(37)	(42)
Translation adjustment and other	1	(44)	(3)	1
Benefit obligation, end of year	$ 4,441	$ 4,584	$ 163	$ 185
Change in plan assets				
Fair value of plan assets, beginning of year	$ 4,440	$ 4,430		
Actual return on plan assets	214	418		
Employer contribution	45	14		
Benefits paid	(329)	(379)		
Translation adjustment and other	(2)	(43)		
Fair value of plan assets, end of year	$ 4,368	$ 4,440		
Funded status [(1)]	$ (73)	$ (144)	$ (163)	$ (185)
Amounts recognized in AOCI				
Unamortized pension and other postretirement prior service credit	$ —	$ —	$ (15)	$ (18)

[(1)] The funded status is recorded within other liabilities and accrued expenses on the Consolidated Statements of Financial Position.

Changes in items not yet recognized as a component of net cost for pension and other postretirement plans

($ in millions)	Pension benefits		Postretirement benefits	
Items not yet recognized as a component of net cost – December 31, 2023	$	—	$	(18)
Prior service credit amortized to net cost		—		1
Translation adjustment and other		—		2
Items not yet recognized as a component of net cost – December 31, 2024	$	—	$	(15)

The prior service credit is recognized as a component of net cost for pension and other postretirement plans amortized over the average remaining service period of active employees expected to receive benefits.

The accumulated benefit obligation ("ABO") for all defined benefit pension plans was $4.36 billion and $4.48 billion as of December 31, 2024 and 2023, respectively. The ABO is the actuarial present value of all benefits attributed by the pension benefit formula to employee service rendered at the measurement date. However, it differs from the PBO due to the exclusion of an assumption as to future compensation levels.

The PBO, ABO and fair value of plan assets for the Company's pension plans with an ABO in excess of plan assets were $74 million, $72 million and zero, respectively, as of December 31, 2024 and $4.27 billion, $4.18 billion and $4.09 billion, respectively, as of December 31, 2023. Included in the accrued benefit cost of the pension benefits are certain unfunded non-qualified plans with accrued benefit costs of $74 million and $78 million for 2024 and 2023, respectively.

Components of net cost (benefit) for pension and other postretirement plans

	For the years ended December 31,								
	Pension benefits			Postretirement benefits			Total pension and postretirement benefits		
($ in millions)	2024	2023	2022	2024	2023	2022	2024	2023	2022
Service cost	$ 80	$ 132	$ 101	$ —	$ 1	$ 1	$ 80	$ 133	$ 102
Interest cost	230	239	219	9	10	10	239	249	229
Expected return on plan assets	(306)	(306)	(371)	—	—	—	(306)	(306)	(371)
Amortization of prior service credit	—	—	(27)	(1)	(21)	(25)	(1)	(21)	(52)
Costs and expenses	**4**	**65**	**(78)**	**8**	**(10)**	**(14)**	**12**	**55**	**(92)**
Remeasurement of benefit obligation	(125)	125	(1,382)	(4)	(4)	(62)	(129)	121	(1,444)
Remeasurement of plan assets	92	(112)	1,560	—	—	—	92	(112)	1,560
Remeasurement (gains) losses	**(33)**	**13**	**178**	**(4)**	**(4)**	**(62)**	**(37)**	**9**	**116**
Total net (benefit) cost	**$ (29)**	**$ 78**	**$ 100**	**$ 4**	**$ (14)**	**$ (76)**	**$ (25)**	**$ 64**	**$ 24**

The service cost component is the actuarial present value of the benefits attributed by the plans' benefit formula to services rendered by the employees during the period.

Service cost in 2024 includes a $38 million refund of premiums previously paid to the Pension Benefit Guaranty Corporation ("PBGC"). The PBGC insures defined benefit plans offered by private-sector employers. PBGC premiums are required to be paid annually and are calculated using a predefined calculation that includes interest rates to discount a plan's vested benefits. During the second quarter of 2024, the Company's defined benefit pension plan elected to use an alternative methodology to calculate the prescribed interest rate in determining premiums for plan year 2023, which resulted in a refund of $38 million in previously paid premiums.

Interest cost is the increase in the PBO over the period, resulting from the passage of time and calculated using the discount rate. Interest cost fluctuates as the discount rate changes and is also impacted by the related change in the size of the PBO.

The expected return on plan assets is determined as the product of the expected long-term rate of return on plan assets and the fair value of plan assets.

Pension and other postretirement service cost, interest cost, expected return on plan assets, amortization of prior service credit and curtailment gains and losses are reported in property and casualty insurance claims and claims expense, operating costs and expenses, net investment income and (if applicable) restructuring and related charges on the Consolidated Statements of Operations.

Remeasurement gains and losses relate to changes in discount rates, the differences between actual return on plan assets and the expected long-term rate of return on plan assets, and differences between actual plan experience and actuarial assumptions.

Weighted average assumptions used to determine net pension cost and net postretirement benefit cost

	For the years ended December 31,					
	Pension benefits			Postretirement benefits		
	2024	2023	2022	2024	2023	2022
Discount rate	5.36 %	5.65 %	4.27 %	5.30 %	5.66 %	4.24 %
Expected long-term rate of return on plan assets	7.34	7.35	7.06	n/a	n/a	n/a
Cash balance interest credit rate	4.25	4.05	2.74	n/a	n/a	n/a

Weighted average assumptions used to determine benefit obligations

	As of December 31,			
	Pension benefits		Postretirement benefits	
	2024	2023	2024	2023
Discount rate	5.71 %	5.35 %	5.50 %	5.28 %
Cash balance interest credit rate	4.78	4.03	n/a	n/a

The weighted average health care cost trend rate used in measuring the accumulated postretirement benefit cost is 6.8% for 2025, gradually declining to 4.5% in 2035 and remaining at that level thereafter.

Pension plan assets In general, the Company's pension plan assets are managed in accordance with investment policies approved by pension investment committees. The purpose of the policies is to ensure the plans' long-term ability to meet benefit obligations by prudently investing plan assets and Company contributions, while taking into consideration regulatory and legal requirements and current market conditions. The investment policies are reviewed periodically and specify target plan asset allocation by asset category. In addition, the policies specify various asset allocation and other risk limits. The target asset allocation takes the plans' funding status into consideration, among other factors, including anticipated demographic changes or liquidity requirements that may affect the funding status such as the potential impact of lump sum settlements as well as existing or expected market conditions. In general, the allocation has a lower overall investment risk when a plan is in a stronger funded status position since there is less economic incentive to take risk to increase the expected returns on the plan assets. The pension plans' asset exposure within each asset category is tracked against widely accepted established benchmarks for each asset class with limits on variation from the benchmark established in the investment policy. Pension plan assets are regularly monitored for compliance with these limits and other risk limits specified in the investment policies.

Pension plan weighted average target asset allocation by asset category [(1)]

	As of December 31, 2024
Equity securities	25% - 42%
Fixed income securities	53% - 69%
Limited partnership interests	1% - 28%
Short-term investments and other	NA
Bank loans	0% - 12%

[(1)] The target asset allocation considers risk-based exposure including exposure provided through derivatives.

The target asset allocation for an asset category may be achieved either through direct investment holdings, through replication using derivative instruments (e.g., futures or swaps) or net of hedges using derivative instruments to reduce exposure to an asset category. The net notional amount of derivatives used for replication and non-hedging strategies is limited to 130% of total U.S. plan assets. Derivatives are not used to increase portfolio exposure above asset allocation limits. Market performance of the different asset categories may, from time to time, cause deviation from the target asset allocation. The asset allocation mix is reviewed on a periodic basis and rebalanced to bring the allocation within the target ranges.

Outside the target asset allocation, the pension plans participate in a securities lending program to enhance returns. As of both December 31, 2024 and 2023, fixed income securities are lent out and cash collateral is invested in short-term investments.

Fair values of pension plan assets as of December 31, 2024

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of December 31, 2024
Equity securities	$ 106	$ 1	$ —	$ 107
Fixed income securities:				
Government bonds [1]	1,401	124	—	1,525
Corporate bonds [2]	—	985	—	985
Short-term investments	78	142	—	220
Free-standing derivatives:				
Assets	—	9	—	9
Liabilities	(3)	(9)	—	(12)
Bank loans	—	—	81	81
Total plan assets at fair value	$ 1,582	$ 1,252	$ 81	$ 2,915
% of total plan assets at fair value	54.2 %	43.0 %	2.8 %	100.0 %
Investments measured using the net asset value practical expedient				1,570
Securities lending obligation [3]				(158)
Derivatives counterparty and cash collateral netting				(8)
Other net plan assets [4]				49
Total reported plan assets				$ 4,368

Fair values of pension plan assets as of December 31, 2023

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of December 31, 2023
Equity securities	$ 132	$ 28	$ —	$ 160
Fixed income securities:				
Government bonds [1]	323	1,007	—	1,330
Corporate bonds [2]	—	794	—	794
Short-term investments	154	144	—	298
Free-standing derivatives:				
Assets	—	—	—	—
Liabilities	(1)	(8)	—	(9)
Other assets	1	—	—	1
Total plan assets at fair value	$ 609	$ 1,965	$ —	$ 2,574
% of total plan assets at fair value	23.7 %	76.3 %	— %	100.0 %
Investments measured using the net asset value practical expedient				$ 2,019
Securities lending obligation [3]				(179)
Derivatives counterparty and cash collateral netting				8
Other net plan assets [4]				18
Total reported plan assets				$ 4,440

[1] Includes U.S. government and agencies and foreign government bonds.

[2] Includes ABS securities.

[3] The securities lending obligation represents the plan's obligation to return securities lending collateral received under a securities lending program. The terms of the program allow both the plan and the counterparty the right and ability to redeem/return the securities loaned on short notice. Due to its relatively short-term nature, the outstanding balance of the obligation approximates fair value.

[4] Other net plan assets represent cash and cash equivalents, interest and dividends receivable and net receivables related to settlements of investment transactions, such as purchases and sales.

    The fair values of pension plan assets are estimated using the same methodologies and inputs as those used to determine the fair values for the respective asset category of the Company. These methodologies and inputs are disclosed in Note 7.

Rollforward of Level 3 plan assets during December 31, 2024

		Actual return on plan assets:				
($ in millions)	Balance as of December 31, 2023	Relating to assets sold during the period	Relating to assets still held at the reporting date	Purchases, sales and settlements, net	Net transfers in (out) of Level 3	Balance as of December 31, 2024
Bank loans	$ —	$ —	$ —	$ 81	$ —	$ 81
Total Level 3 plan assets	**$ —**	**$ —**	**$ —**	**$ 81**	**$ —**	**$ 81**

There were no Level 3 assets in 2023 and 2022.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. The Company's assumption for the expected long-term rate of return on plan assets is evaluated annually giving consideration to appropriate data including, but not limited to, the plan asset allocation, forward-looking expected returns for the period over which benefits will be paid, historical returns on plan assets and other relevant market data. Given the long-term forward-looking nature of this assumption, the actual returns in any one year do not immediately result in a change to the expected long-term rate of return on plan assets. In consideration of the targeted plan asset allocation, the Company evaluated expected returns using sources including: historical average asset class returns from independent nationally recognized providers of this type of data blended together using the asset allocation policy weights for the Company's pension plans; asset class return forecasts developed by employees with relevant expertise in such forecasts and who are independent from those charged with managing the pension plan assets; and expected portfolio returns from a proprietary simulation methodology of a widely recognized external investment consulting firm that performs asset allocation and actuarial services for corporate pension plan sponsors. The above sources support the Company's weighted average long-term rate of return on plan assets assumption of 7.34% used for 2024 and an estimate of 7.58% that will be used for 2025. As of the 2024 measurement date, the arithmetic average of the annual actual return on plan assets for the most recent 10 and 5 years was 7.8% and 6.0%, respectively.

Cash flows There was no required cash contribution necessary to satisfy the minimum funding requirement under the IRC for the tax qualified pension plan for the year ended December 31, 2024. The company made a discretionary contribution of $35 million to the qualified pension plan in October 2024.

The Company currently plans to contribute $16 million to its unfunded non-qualified plans and zero to both its primary and other qualified funded pension plans in 2025.

The Company contributed $24 million and $26 million to the postretirement benefit plans in 2024 and 2023, respectively. Contributions by participants were $13 million and $16 million in 2024 and 2023, respectively.

Estimated future benefit payments expected to be paid in the next 10 years

	As of December 31, 2024	
($ in millions)	Pension benefits	Postretirement benefits
2025	$ 489	$ 21
2026	486	20
2027	466	19
2028	455	17
2029	450	15
2030-2034	1,772	54
Total benefit payments	**$ 4,118**	**$ 146**

Allstate 401(k) Savings Plan

Employees of the Company, with the exception of those employed by Allstate Protection Plans, international operations and Allstate Identity Protection subsidiaries are eligible to become members of the Allstate 401(k) Savings Plan ("Allstate Plan"). The Company's contributions are based on the Company's matching obligation. The Company is responsible for funding its contribution to the Allstate Plan.

The Company's contribution to the Allstate Plan was $126 million, $124 million and $131 million in 2024, 2023 and 2022, respectively.

Allstate's Canadian, Protection Plans and Identity Protection subsidiaries sponsor defined contribution plans for their eligible employees. Expense for subsidiary sponsored defined contribution plans was $14 million, $14 million and $9 million in 2024, 2023 and 2022, respectively.

The Allstate Identity Protection 401(k) plan and the Allstate Protection Plans 401(k) Plan were merged into the Allstate Plan effective January 1, 2025.

Note 20 Equity Incentive Plans

The Company currently has equity incentive plans under which it grants nonqualified stock options, restricted stock units and performance stock awards to certain employees and directors of the Company.

The following table provides the amounts of total compensation expense for the equity incentive plans and the total related tax benefits recognized.

	For the year ended December 31,		
($ in millions)	2024	2023	2022
Compensation expense	$ 125	$ 73	$ 93
Income tax benefits	18	12	16

The Company records compensation expense related to awards under these plans over the shorter of the period in which the requisite service is rendered or retirement eligibility is attained. Compensation expense for performance stock awards with no market condition is based on the probable number of awards expected to vest using the performance level most likely to be achieved at the end of the performance period. Compensation expense for performance stock awards with a market condition is based on the number of awards expected to vest as estimated at the grant date and does not change if the market condition is not met.

Nonvested awards as of December 31, 2024

($ in millions)	Unrecognized compensation	Weighted average vesting period
Nonqualified stock options	$ 16	1.58
Restricted stock units	47	1.72
Performance stock awards	31	1.53
Total	**$ 94**	

Since 2001, a total of 110.8 million shares of common stock were authorized to be used for awards under the plans, subject to adjustment in accordance with the plans' terms. As of December 31, 2024, 11.1 million shares were reserved and remained available for future issuance under these plans. The Company uses its treasury shares for these issuances.

The fair value of each option grant is estimated on the date of grant using a binomial lattice model. The Company uses historical data to estimate option exercise and employee termination within the valuation model. In addition, separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the binomial lattice model and represents the period of time that options granted are expected to be outstanding. The expected volatility of the price of the underlying shares is implied based on traded options and historical volatility of the Company's common stock. The expected dividends were based on the current dividend yield of the Company's stock as of the date of the grant. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Options are granted to employees with exercise prices equal to the closing share price of the Company's common stock on the applicable grant date. Options granted to employees vest ratably over a three-year period. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances. Options may be exercised once vested and will expire no later than ten years after the date of grant.

Option grant assumptions

	2024	2023	2022
Weighted average expected term	5.7 years	5.8 years	5.9 years
Expected volatility	21.2% - 31.6%	20.0% - 31.6%	19.8% - 29.9%
Weighted average volatility	25.4 %	24.9 %	23.2 %
Expected dividends	1.8% - 2.4%	2.4% - 3.3%	2.5% - 3.0%
Weighted average expected dividends	2.3 %	2.6 %	2.8 %
Risk-free rate	3.6% - 5.6%	3.3% - 5.6%	0.0% - 4.8%

Summary of option activity

	For the year ended December 31, 2024			
	Number (in thousands)	Weighted average exercise price	Aggregate intrinsic value (in thousands)	Weighted average remaining contractual term (years)
Outstanding as of January 1, 2024	8,127	$ 102.37		
Granted	626	159.38		
Exercised	(2,247)	93.24		
Forfeited	(111)	142.84		
Expired	(2)	115.48		
Outstanding as of December 31, 2024	**6,393**	**110.46**	$ 526,379	**5.2**
Outstanding, net of expected forfeitures	6,366	110.28	525,274	5.2
Outstanding, exercisable ("vested")	4,952	101.08	454,094	4.3

The weighted average grant date fair value of options granted was $39.61, $31.45 and $21.16 during 2024, 2023 and 2022, respectively. The intrinsic value, which is the difference between the fair value and the exercise price of options exercised, was $170 million, $79 million and $107 million during 2024, 2023 and 2022, respectively.

The following table provides the amounts of cash received from exercise of options and the related tax benefits realized on options exercised.

	For the year ended December 31,		
($ in millions)	2024	2023	2022
Cash received from exercise of options	$ 189	$ 103	$ 130
Tax benefit realized on options exercised	32	16	21

Restricted stock units for directors vest immediately and convert into shares of stock on the earlier of the day of the third anniversary of the grant date or the date the director's service terminates, unless a deferred period of restriction is elected. Restricted stock units granted to directors prior to June 1, 2016 convert upon leaving the board. Restricted stock units granted to employees prior to February 19, 2020 vested on the day prior to the third anniversary of the grant date. Restricted stock units granted to employees on or after February 19, 2020 vest ratably over a three-year period.

Restricted stock units granted to employees subsequently convert into shares of stock on the day of the respective anniversary of the grant date. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances.

Changes in restricted stock units

	For the year ended December 31, 2024	
	Number (in thousands)	Weighted average grant date fair value
Nonvested as of January 1, 2024	902	$ 117.05
Granted	365	160.44
Vested	(362)	122.80
Forfeited	(65)	138.89
Nonvested as of December 31, 2024	**840**	**131.93**

The fair value of restricted stock units is based on the market value of the Company's stock as of the date of the grant. The market value in part reflects the payment of future dividends expected. The weighted average grant date fair value of restricted stock units granted was $160.44, $132.65 and $123.98 during 2024, 2023 and 2022, respectively. The total fair value of restricted stock units vested was $59 million, $49 million and $59 million during 2024, 2023 and 2022, respectively.

Performance stock awards vest into shares of stock based on achieving established company-specific performance goals. Performance stock awards

granted prior to February 19, 2020 vested into shares of stock on the day prior to the third anniversary of the grant date. Performance stock awards granted on or after February 19, 2020 vest into shares of stock on the third anniversary of the grant date.

The number of shares earned upon vesting of the performance stock awards is based on the attainment of performance goals for each of the performance periods, subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances.

Changes in performance stock awards

	For the year ended December 31, 2024	
	Number (in thousands)	Weighted average grant date fair value
Nonvested as of January 1, 2024	734	$ 120.68
Granted	251	159.29
Adjustment for performance achievement	(154)	105.23
Vested	(140)	108.27
Forfeited	(49)	143.30
Nonvested as of December 31, 2024	**642**	**140.46**

The fair value of performance stock awards includes a component with market-based condition measured on the grant date using a Monte Carlo simulation model. Market-based condition measures the Company's total shareholder return ("TSR") relative to the TSR of peer companies, expressed in terms of the Company's TSR percentile rank among the peer companies, over a three-calendar-year performance period. The Monte Carlo simulation model uses a risk-neutral framework to model future stock price movements based upon the risk-free rate of return at the time of grant, volatilities of the Company and the peer companies, and expected term assumed to be equal to the remaining measurement period. The market value in part reflects the payment of future dividends expected.

Performance stock awards grant assumptions

	2024	2023	2022
Expected term	2.9 years	2.9 years	2.9 years
Expected volatility	27.2 %	24.8 %	30.4 %
Average peer volatility	23.3 %	29.9 %	34.2 %
Risk-free rate	4.5 %	1.7 %	1.7 %

The weighted average grant date fair value of performance stock awards granted was $159.29, $136.62 and $123.08 during 2024, 2023 and 2022, respectively. The total fair value of performance stock awards vested was $22 million, $41 million and $87 million during 2024, 2023 and 2022, respectively.

The Company recognizes all tax effects related to share-based payments at settlement or expiration through the income statement.

Note 21 Supplemental Cash Flow Information

Non-cash investing activities include $77 million, $64 million and $185 million related to mergers and exchanges completed with equity securities, fixed income securities, bank loans, real estate and limited partnerships in 2024, 2023 and 2022, respectively. Non-cash investing activities include $19 million related to right-of-use property and equipment obtained in exchange for lease obligations and $8 million associated with acquisition-related contingent payouts for the year ended December 31, 2024. Non-cash investing activities include $18 million and $15 million related to right-of-use real estate obtained in exchange for lease obligations for the years ended December 31, 2024 and 2023, respectively. Non-cash investing activities include $123 million related to debt assumed by purchaser on sale of real estate for the year ended December 31, 2023.

Non-cash financing activities include $29 million, $39 million and $65 million related to the issuance of Allstate common shares for vested equity awards in 2024, 2023 and 2022, respectively.

Cash flows used in operating activities in the Consolidated Statements of Cash Flows include cash paid for operating leases related to amounts included in the measurement of lease liabilities of $113 million, $130 million and $163 million for the years ended December 31, 2024, 2023 and 2022, respectively. Non-cash operating activities include $69 million, $30 million and $26 million related to right-of-use assets obtained in exchange for lease obligations for the years ended December 31, 2024, 2023 and 2022, respectively.

Liabilities for collateral received in conjunction with the Company's securities lending program and OTC and cleared derivatives are reported in other liabilities and accrued expenses or other investments. The accompanying cash flows are included in cash flows from operating activities in the Consolidated Statements of Cash Flows along with the activities resulting from management of the proceeds, as follows:

($ in millions)		For the years ended December 31, 2024		2023		2022
Net change in proceeds managed						
Net change in fixed income securities	$	(4)	$	259	$	(521)
Net change in short-term investments		(146)		(139)		(49)
Operating cash flow (used) provided		(150)		120		(570)
Net change in cash		—		—		3
Net change in proceeds managed	$	(150)	$	120	$	(567)
Cash flows from operating activities						
Net change in liabilities						
Liabilities for collateral, beginning of year	$	(1,891)	$	(2,011)	$	(1,444)
Liabilities for collateral, end of year		(2,041)		(1,891)		(2,011)
Operating cash flow provided (used)	$	150	$	(120)	$	567

Note 22 Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) on a pre-tax and after-tax basis

	For the years ended December 31,								
	2024			2023			2022		
($ in millions)	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax
Unrealized net holding gains and losses arising during the period, net of related offsets	$ (495)	$ 97	$ (398)	$ 1,547	$ (322)	$ 1,225	$ (4,472)	$ 949	$ (3,523)
Less: reclassification adjustment of realized capital gains and losses	(293)	62	(231)	(539)	113	(426)	(848)	178	(670)
Unrealized net capital gains and losses	(202)	35	(167)	2,086	(435)	1,651	(3,624)	771	(2,853)
Unrealized foreign currency translation adjustments	(59)	12	(47)	85	(18)	67	(190)	40	(150)
Unamortized pension and other postretirement prior service credit [1]	(3)	1	(2)	(20)	4	(16)	(54)	11	(43)
Discount rate for reserve for future policy benefits	34	(7)	27	(13)	3	(10)	289	(61)	228
Other comprehensive (loss) income	$ (230)	$ 41	$ (189)	$ 2,138	$ (446)	$ 1,692	$ (3,579)	$ 761	$ (2,818)

[1] Represents prior service credits reclassified out of other comprehensive income and amortized into operating costs and expenses.

Note 23 Quarterly Results (unaudited)

($ in millions, except per share data)	First quarter 2024	2023	Second quarter 2024	2023	Third quarter 2024	2023	Fourth quarter 2024	2023
Revenues	$ 15,259	$ 13,786	$ 15,714	$ 13,979	$ 16,627	$ 14,497	$ 16,506	$ 14,832
Net income (loss) applicable to common shareholders	1,189	(346)	301	(1,389)	1,161	(41)	1,899	1,460
Net income (loss) applicable to common shareholders per common share - Basic	4.51	(1.31)	1.14	(5.29)	4.39	(0.16)	7.16	5.57
Net income (loss) applicable to common shareholders per common share - Diluted [1]	4.46	(1.31)	1.13	(5.29)	4.33	(0.16)	7.07	5.52

[1] For periods presented with a net loss from continuing operations applicable to common shareholders, weighted average shares for basic earnings per share is also used for calculating diluted earnings per share because all dilutive potential common shares are anti-dilutive and are therefore excluded from the calculation.

Consolidated net income applicable to common shareholders was $1.90 billion in the fourth quarter of 2024 compared to $1.46 billion in the fourth quarter of 2023, primarily due to improved underwriting results from increased earned premium and improved loss trends and higher investment results.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Allstate Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Statements of Financial Position of The Allstate Corporation and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related Consolidated Statements of Operations, Comprehensive Income (Loss), Shareholders' Equity, and Cash Flows, for each of the three years in the period ended December 31, 2024, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A. Controls and Procedures. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Reserve for Property and Casualty Insurance Claims and Claims Expense - Refer to Notes 2 and 10 to the Financial Statements

Critical Audit Matter Description

The Company establishes reserves for property and casualty insurance claims and claims expense on reported and unreported claims of insured losses. Using established industry and actuarial practices as well as the Company's historical claims experience, the reserve for property and casualty insurance claims and claims expense is estimated based on (i) claims reported, (ii) claims incurred but not reported, and (iii) projections of claim payments to be made in the future.

Given the subjectivity of estimating claims incurred but not reported and projections of claim payments to be made in the future, particularly those with payout requirements over a longer period of time, the related audit effort in evaluating the reserve for property and casualty insurance claims and claims expense required a high degree of auditor judgment and an increased extent of effort, including involvement of our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the reserve for property and casualty insurance claims and claims expense included the following:

- We tested the effectiveness of controls related to the reserve for property and casualty insurance claims and claims expense, including those over the Company's estimates and projections.

- We evaluated the methods and assumptions used by the Company to estimate the reserve for property and casualty insurance claims and claims expense by:

    – Testing the underlying data that served as the basis for the actuarial analysis, including historical claims, to test that the inputs to the actuarial estimate were complete and accurate.

    – Performing a retrospective review, including comparing prior year estimates of expected incurred losses to actual experience during the current year to identify potential bias in the determination of the reserve for property and casualty insurance claims and claims expense.

- With the assistance of our actuarial specialists, we developed independent estimates for the reserve for property and casualty insurance claims and claims expense, particularly those with payout requirements over a longer period of time, utilizing loss data or industry claim development factors, and compared our estimates to management's estimates and assessed the consistency of management's approach.

/s/ Deloitte & Touche LLP
Chicago, Illinois

February 24, 2025

We have served as the Company's auditor since 1992.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures We maintain disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon this evaluation, the principal executive officer and the principal financial officer concluded that our disclosure controls and procedures are effective in providing reasonable assurance that material information required to be disclosed in our reports filed with or submitted to the Securities and Exchange Commission under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities Exchange Act and made known to management, including the principal executive officer and the principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria related to internal control over financial reporting described in "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Form 10-K, has issued their attestation report on the Company's internal control over financial reporting, which is included herein.

Changes in internal control over financial reporting There have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the fiscal year ended December 31, 2024.

Item 9B. Other Information

During the three months ended December 31, 2024, no director or officer of the Company who is required to file reports under Section 16 of the Securities Exchange Act adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding directors of The Allstate Corporation standing for election at the 2025 annual stockholders meeting is incorporated in this Item 10 by reference to the descriptions in the Proxy Statement under the caption "Corporate Governance – Our Director Nominees."

Information regarding our audit committee and audit committee financial experts is incorporated in this Item 10 by reference to the information under the caption "Corporate Governance – The Board and its Committees" in the Proxy Statement.

Information regarding executive officers of The Allstate Corporation is incorporated in this Item 10 by reference to Part I, Item 1 of this report under the caption "Information about our Executive Officers."

We have adopted a Global Code of Business Conduct that applies to all of our directors and employees, including our principal executive officer, principal financial officer and controller and principal accounting officer. The text of our Global Code of Business Conduct is posted on our website, www.allstateinvestors.com. We intend to satisfy the disclosure requirements regarding amendments to, and waiver from, the provisions of our Global Code of Business Conduct by posting such information on the same website pursuant to applicable NYSE and SEC rules.

We have adopted an Insider Trading Policy governing the purchase, sale or other disposition of the Company's securities that applies to the Company and all of our directors, officers, and employees. The Insider Trading Policy is designed to promote compliance with applicable insider trading laws, rules, regulations and listing standards.

Item 11. Executive Compensation

Information required for Item 11 is incorporated by reference to the sections of the Proxy Statement with the following captions:

- Corporate Governance – Director Compensation

- Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management is incorporated in this Item 12 by reference to the sections of the Proxy Statement with the following captions:

- Stock Ownership Information – Security Ownership of Directors and Executive Officers
- Stock Ownership Information – Security Ownership of Certain Beneficial Owners

The following table includes information as of December 31, 2024, with respect to The Allstate Corporation's equity compensation plans:

Equity compensation plan information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders [1]	8,242,073 [2]	$ 110.46 [3]	10,284,837 [4]
Total	8,242,073 [2]	$ 110.46 [3]	10,284,837 [4]

[1] Consists of the 2019 Equity Incentive Plan, which amended and restated the 2013 Equity Incentive Plan; the 2017 Equity Compensation Plan for Non-Employee Directors; the 2006 Equity Compensation Plan for Non-Employee Directors; and the Equity Incentive Plan for Non-Employee Directors (the equity plan for non-employee directors prior to 2006). The Corporation does not maintain any equity compensation plans not approved by stockholders.

[2] As of December 31, 2024, 6,393,114 stock options, 840,015 restricted stock units ("RSUs") and 1,008,944 performance stock awards ("PSAs") were outstanding. PSAs are reported at the maximum potential amount awarded for incomplete performance periods and the amount earned for the 2022 PSA grant, reduced for forfeitures. For incomplete performance periods, the actual number of shares earned may be less and are based upon measures achieved at the end of the three-year performance period for those PSAs granted in 2023 and 2024.

[3] The weighted-average exercise price of outstanding options, warrants, and rights does not take into account RSUs and PSAs, which have no exercise price.

[4] Includes 10,018,724 shares that may be issued in the form of stock options, unrestricted stock, restricted stock, restricted stock units, stock appreciation rights, performance units, performance stock, and stock in lieu of cash under the 2019 Equity Incentive Plan; and 266,113 shares that may be issued in the form of stock options, unrestricted stock, restricted stock, restricted stock units, and stock in lieu of cash compensation under the 2017 Equity Compensation Plan for Non-Employee Directors.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required for Item 13 is incorporated by reference to the material in the Proxy Statement under the captions "Corporate Governance – Board and Nominee Independence Determinations" and "Other Information - Appendix B – Categorical Standards of Independence."

Item 14. Principal Accounting Fees and Services

Information required for Item 14 is incorporated by reference to the material in the Proxy Statement under the caption "Audit Committee Matters – Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2025."

Part IV

Item 15. (a) (1) Exhibits and Financial Statement Schedules.

The following consolidated financial statements, notes thereto and related information of The Allstate Corporation (the "Company") are included in Item 8.

- Consolidated Statements of Operations
- Consolidated Statements of Comprehensive Income (Loss)
- Consolidated Statements of Financial Position
- Consolidated Statements of Shareholders' Equity
- Consolidated Statements of Cash Flows
- Notes to the Consolidated Financial Statements
- Report of Independent Registered Public Accounting Firm

Item 15. (a) (2)

The following additional financial statement schedules are furnished herewith pursuant to the requirements of Form 10-K.

The Allstate Corporation		Page
Schedules required to be filed under the provisions of Regulation S-X Article 7:		
Schedule I	Summary of Investments – Other than Investments in Related Parties	S-1
Schedule II	Condensed Financial Information of Registrant (The Allstate Corporation)	S-2
Schedule III	Supplementary Insurance Information	S-6
Schedule IV	Reinsurance	S-7
Schedule V	Valuation Allowances and Qualifying Accounts	S-8

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or notes thereto.

Item 15. (a) (3)

The following is a list of the exhibits filed as part of this Form 10-K. The exhibit numbers followed by an asterisk (*) indicate exhibits that are management contracts or compensatory plans or arrangements.

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed or Furnished Herewith
		Incorporated by Reference				
2.1	Stock Purchase Agreement, dated as of January 26, 2021, by and among Allstate Insurance Company, Allstate Financial Insurance Holdings Corporation, and Antelope US Holdings Company (certain schedules and exhibits to the Stock Purchase Agreement are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish to the Securities and Exchange Commission, upon request, a copy of any omitted schedule or exhibit).	8-K	1-11840	2.1	January 27, 2021	
3.1	Restated Certificate of Incorporation filed with the Secretary of State of Delaware on May 23, 2012	8-K	1-11840	3(i)	May 23, 2012	
3.2	Amended and Restated Bylaws of The Allstate Corporation as amended July 14, 2023	8-K	1-11840	3.1	July 17, 2023	
3.3	Certificate of Designations with respect to the Preferred Stock, Series H of the Registrant, dated August 5, 2019	8-K	1-11840	3.1	August 5, 2019	
3.4	Certificate of Designations with respect to the Preferred Stock, Series I of the Registrant, dated November 8, 2019	8-K	1-11840	3.1	November 8, 2019	
3.5	Certificate of Elimination with respect to the Preferred Stock Series A, C, D, E and F of the Registrant, dated February 20, 2020	10-K	1-11840	3.6	February 21, 2020	
3.6	Certificate of Elimination with respect to the Preferred Stock, Series G of the Registrant, dated May 1, 2023	10-Q	1-11840	3.6	May 3, 2023	
3.7	Certificate of Designations with respect to the Preferred Stock, Series J of the Registrant, dated May 16, 2023	8-K	1-11840	3.1	May 18, 2023	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
4.1	The Allstate Corporation hereby agrees to furnish to the Commission, upon request, the instruments defining the rights of holders of each issue of its long-term debt and that of its consolidated subsidiaries					
4.2	Description of Registrant's Securities	10-K	1-11840	4.2	February 21, 2024	
4.3	Deposit Agreement, dated August 8, 2019, among the Registrant, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein (Series H)	8-K	1-11840	4.1	August 8, 2019	
4.4	Form of Preferred Stock Certificate, Series H (included as Exhibit A to Exhibit 3.3 above)	8-K	1-11840	4.2	August 8, 2019	
4.5	Form of Depositary Receipt, Series H (included as Exhibit A to Exhibit 4.3 above)	8-K	1-11840	4.3	August 8, 2019	
4.6	Deposit Agreement, dated November 8, 2019, among the Registrant, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein (Series I)	8-K	1-11840	4.1	November 8, 2019	
4.7	Form of Preferred Stock Certificate, Series I (included as Exhibit A to Exhibit 3.4 above)	8-K	1-11840	4.2	November 8, 2019	
4.8	Form of Depositary Receipt, Series I (included as Exhibit A to Exhibit 4.6 above)	8-K	1-11840	4.3	November 8, 2019	
4.9	Deposit Agreement, dated May 18, 2023, among the Registrant, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein (Series J)	8-K	1-11840	4.1	May 18, 2023	
4.10	Form of Preferred Stock Certificate, Series J (included as Exhibit A to Exhibit 3.7 above)	8-K	1-11840	4.2	May 18, 2023	
4.11	Form of Depositary Receipt (included as Exhibit A to Exhibit 4.9 above)	8-K	1-11840	4.3	May 18, 2023	
10.1	Credit Agreement dated November 16, 2020, among The Allstate Corporation, Allstate Insurance Company, and Allstate Life Insurance Company, as Borrowers; the lenders party thereto, Wells Fargo Bank, National Association, as Syndication Agent; Bank of America, N.A., Barclays Bank PLC, Credit Suisse AG, New York Branch, Goldman Sachs Bank USA, Morgan Stanley MUFG Loan Partners, LLC, and U.S. Bank National Association, as Documentation Agents; and JPMorgan Chase Bank, N.A., as Administrative Agent.	8-K	1-11840	10.1	November 17, 2020	
10.2	Amendment No. 1 to Credit Agreement dated as of May 4, 2021	10-Q	1-11840	10.1	May 5, 2021	
10.3	Amendment No. 2 to Credit Agreement dated as of November 16, 2022	10-K	1-11840	10.3	February 16, 2023	
10.4*	The Allstate Corporation Annual Executive Incentive Plan, as amended and restated effective November 17, 2020	10-K	1-11840	10.2	February 22, 2021	
10.5*	The Allstate Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2019	S-8	1-11840	4	November 20, 2018	
10.6*	The Allstate Corporation 2019 Equity Incentive Plan, as amended and restated effective February 19, 2020	10-Q	1-11840	10.1	May 5, 2020	
10.7*	Form of Performance Stock Award Agreement for awards granted on or after February 19, 2020, under The Allstate Corporation 2019 Equity Incentive Plan to officers subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934 or an executive vice president	10-Q	1-11840	10.5	May 5, 2020	

		Incorporated by Reference				**Filed or Furnished Herewith**
Exhibit Number	**Exhibit Description**	**Form**	**File Number**	**Exhibit**	**Filing Date**	
10.8*	Form of Option Award Agreement for awards granted on or after February 19, 2020, under The Allstate Corporation 2019 Equity Incentive Plan to officers subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934 or an executive vice president	10-Q	1-11840	10.3	May 5, 2020	
10.9*	Form of Option Award Agreement for awards granted on or after April 13, 2018, under The Allstate Corporation 2013 Equity Incentive Plan	10-Q	1-11840	10.3	May 1, 2018	
10.10*	Form of Option Award Agreement for awards granted on or after February 21, 2012 and prior to April 13, 2018 under The Allstate Corporation 2009 Equity Incentive Plan	10-Q	1-11840	10.3	May 2, 2012	
10.11*	Form of Restricted Stock Unit Award Agreement for awards granted on or after February 19, 2020, under The Allstate Corporation 2019 Equity Incentive Plan to officers subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934 or an executive vice president	10-Q	1-11840	10.4	May 5, 2020	
10.12*	Supplemental Retirement Income Plan, as amended and restated effective October 19, 2018	10-K	1-11840	10.16	February 15, 2019	
10.13*	The Allstate Corporation Change in Control Severance Plan effective December 30, 2011	8-K	1-11840	10.1	December 28, 2011	
10.14*	Amendment to The Allstate Corporation Change in Control Severance Plan effective March 1, 2021	8-K	1-11840	10.1	March 1, 2021	
10.15*	The Allstate Corporation Deferred Compensation Plan for Non-Employee Directors, as amended and restated effective September 15, 2008	8-K	1-11840	10.7	September 19, 2008	
10.16*	The Allstate Corporation Equity Incentive Plan for Non-Employee Directors, as amended and restated effective September 15, 2008	8-K	1-11840	10.5	September 19, 2008	
10.17*	The Allstate Corporation 2006 Equity Compensation Plan for Non-Employee Directors, as amended and restated effective September 15, 2008	8-K	1-11840	10.6	September 19, 2008	
10.18*	The Allstate Corporation 2017 Equity Compensation Plan for Non-Employee Directors	Proxy	1-11840	App. D	April 12, 2017	
10.19*	Form of amended and restated Restricted Stock Unit Award Agreement with regards to awards outstanding on September 15, 2008 under The Allstate Corporation 2006 Equity Compensation Plan for Non-Employee Directors	8-K	1-11840	10.8	September 19, 2008	
10.20*	Form of Restricted Stock Unit Award Agreement for awards granted on or after September 15, 2008, and prior to June 1, 2016, under The Allstate Corporation 2006 Equity Compensation Plan for Non-Employee Directors	8-K	1-11840	10.9	September 19, 2008	
10.21*	Form of Restricted Stock Unit Award Agreement for awards granted on or after June 1, 2016, and prior to June 1, 2017, under The Allstate Corporation 2006 Equity Compensation Plan for Non-Employee Directors	10-Q	1-11840	10.2	August 3, 2016	
10.22*	Form of Restricted Stock Unit Award Agreement for awards granted on or after June 1, 2017, under The Allstate Corporation 2017 Equity Compensation Plan for Non-Employee Directors	10-Q	1-11840	10.2	August 1, 2017	
10.23*	Form of Indemnification Agreement between the Registrant and Director	10-Q	1-11840	10.2	August 1, 2007	
10.24*	Resolutions regarding Non-Employee Director Compensation adopted November 19, 2021	10-K	1-11840	10.31	February 18, 2022	
10.25*	Resolutions regarding Non-Employee Director Compensation adopted November 18, 2022	10-K	1-11840	10.33	February 16, 2023	
10.26*	Resolutions regarding Non-Employee Director Compensation adopted November 13, 2024					X
19	The Allstate Corporation Insider Trading Policy, effective July 14, 2023	10-K	1-11840	19	February 21, 2024	

| | | Incorporated by Reference | | | | Filed or Furnished Herewith |
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	
21	Subsidiaries of The Allstate Corporation					X
23	Consent of Independent Registered Public Accounting Firm					X
31(i)	Rule 13a-14(a) Certification of Principal Executive Officer					X
31(i)	Rule 13a-14(a) Certification of Principal Financial Officer					X
32	Section 1350 Certifications					X
97	The Allstate Corporation Clawback Policy, effective July 9, 2024					X
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	Inline XBRL Taxonomy Extension Schema					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase					X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)					X

Item 15. (b)

The exhibits are listed in Item 15. (a)(3) above.

Item 15. (c)

The financial statement schedules are listed in Item 15. (a)(2) above.

Item 16.

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Allstate Corporation
(Registrant)

/s/ Eric K. Ferren

By: Eric K. Ferren

Senior Vice President, Controller and Chief Accounting Officer

(Principal Accounting Officer)

February 24, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas J. Wilson Thomas J. Wilson	Chairman of the Board, President, Chief Executive Officer and a Director (Principal Executive Officer)	February 24, 2025
/s/ Jesse E. Merten Jesse E. Merten	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 24, 2025
/s/ Eric K. Ferren Eric K. Ferren	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 24, 2025
/s/ Donald E. Brown Donald E. Brown	Director	February 24, 2025
/s/ Kermit R. Crawford Kermit R. Crawford	Director	February 24, 2025
/s/ Richard T. Hume Richard T. Hume	Director	February 24, 2025
/s/ Margaret M. Keane Margaret M. Keane	Director	February 24, 2025
/s/ Siddharth N. Mehta Siddharth N. Mehta	Director	February 24, 2025
/s/ Maria R. Morris Maria R. Morris	Director	February 24, 2025
/s/ Jacques P. Perold Jacques P. Perold	Director	February 24, 2025
/s/ Andrea Redmond Andrea Redmond	Director	February 24, 2025
/s/ Gregg M. Sherrill Gregg M. Sherrill	Lead Director	February 24, 2025
/s/ Judith A. Sprieser Judith A. Sprieser	Director	February 24, 2025
/s/ Perry M. Traquina Perry M. Traquina	Director	February 24, 2025
/s/ Monica J. Turner Monica J. Turner	Director	February 24, 2025

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The Allstate Corporation and Subsidiaries
Schedule I — Summary of Investments Other than Investments in Related Parties

	As of December 31, 2024		
($ in millions)	Cost/ amortized cost, net	Fair value (if applicable)	Amount shown in the Balance Sheet
Type of investment			
Fixed maturities:			
Bonds:			
United States government, government agencies and authorities	$ 11,423	$ 11,108	$ 11,108
States, municipalities and political subdivisions	8,985	8,842	8,842
Foreign governments	1,352	1,364	1,364
Public utilities	5,125	5,092	5,092
All other corporate bonds	25,505	25,100	25,100
Asset-backed securities	1,226	1,241	1,241
Total fixed maturities	**53,616**	**52,747**	**52,747**
Equity securities:			
Common stocks:			
Public utilities	82	82	82
Banks, trusts and insurance companies	243	245	245
Industrial, miscellaneous and all other	3,684	3,745	3,745
Nonredeemable preferred stocks	320	391	391
Total equity securities	**4,329**	**4,463**	**4,463**
Mortgage loans on real estate	784	746	784
Real estate (none acquired in satisfaction of debt)	620		620
Derivative instruments	2	2	2
Limited partnership interests	9,255		9,255
Other long-term investments	202	208	202
Short-term investments	4,539	4,537	4,537
Total investments	**$ 73,347**		**$ 72,610**

The Allstate Corporation and Subsidiaries
Schedule II — Condensed Financial Information of Registrant Statement of Operations

($ in millions)	Year Ended December 31,		
	2024	**2023**	**2022**
Revenues			
Investment income, less investment expense	$ 49	$ 45	$ 59
Net gains (losses) on investments and derivatives	(9)	(28)	(34)
Total revenues	**40**	**17**	**25**
Expenses			
Interest expense	411	396	351
Pension and other postretirement remeasurement (gains) losses	(21)	12	179
Pension and other postretirement (benefit) expense	(36)	55	(98)
Other operating expenses	70	142	56
Total expenses	**424**	**605**	**488**
Loss from operations before income tax benefit and equity in net income of subsidiaries	**(384)**	**(588)**	**(463)**
Income tax benefit	(97)	(143)	(103)
Loss before equity in net income of subsidiaries	**(287)**	**(445)**	**(360)**
Equity in net income (loss) of subsidiaries	4,954	257	(929)
Net income (loss)	**4,667**	**(188)**	**(1,289)**
Preferred stock dividends	117	128	105
Net income (loss) applicable to common shareholders	**4,550**	**(316)**	**(1,394)**
Other comprehensive income (loss), after-tax			
Changes in:			
Unrealized net capital gains and losses	(167)	1,651	(2,853)
Unrealized foreign currency translation adjustments	(47)	67	(150)
Unamortized pension and other postretirement prior service credit	(2)	(16)	(43)
Discount rate for reserve for future policy benefits	27	(10)	228
Other comprehensive (loss) income, after-tax	**(189)**	**1,692**	**(2,818)**
Less: change in unrealized net capital gains and losses related to noncontrolling interest	10	10	(20)
Comprehensive income (loss)	$ **4,468**	$ **1,494**	$ **(4,087)**

See accompanying notes to condensed financial information and notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Schedule II (Continued) — Condensed Financial Information of Registrant Statement of Financial Position

($ in millions, except par value data)	December 31, 2024	December 31, 2023
Assets		
Investments in subsidiaries	$ 28,684	$ 24,388
Fixed income securities, at fair value (amortized cost, net $639 and $1,027)	635	1,003
Equity securities, at fair value (cost $1 and $0)	1	—
Short-term investments, at fair value (amortized cost, net $507 and $297)	507	297
Cash	1	—
Receivable from subsidiaries	748	359
Deferred income taxes	48	90
Other assets	149	233
Total assets	**30,773**	**26,370**
Liabilities		
Debt	8,085	7,585
Pension and other postretirement benefit obligations	170	237
Deferred compensation	360	341
Notes due to subsidiaries	350	—
Dividends payable to shareholders	281	270
Other liabilities	85	167
Total liabilities	**9,331**	**8,600**
Shareholders' equity		
Preferred stock and additional capital paid-in, $1 par value, 25 million shares authorized, 82.0 thousand shares issued and outstanding, $2,050 aggregate liquidation preference	2,001	2,001
Common stock, $.01 par value, 2.0 billion shares authorized and 900 million issued, 265 million and 262 million shares outstanding	9	9
Additional capital paid-in	4,029	3,854
Retained income	53,288	49,716
Treasury stock, at cost (635 million and 638 million shares)	(36,996)	(37,110)
Accumulated other comprehensive income:		
Unrealized net capital gains and losses	(771)	(604)
Unrealized foreign currency translation adjustments	(145)	(98)
Unamortized pension and other postretirement prior service credit	11	13
Discount rate for reserve for future policy benefits	16	(11)
Total accumulated other comprehensive loss	**(889)**	**(700)**
Total Allstate shareholders' equity	**21,442**	**17,770**
Total liabilities and equity	**$ 30,773**	**$ 26,370**

See accompanying notes to condensed financial information and notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Schedule II (Continued) — Condensed Financial Information of Registrant Statement of Cash Flows

($ in millions)	Years Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities			
Net income (loss)	$ 4,667	$ (188)	$ (1,289)
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net (income) loss of subsidiaries	(4,954)	(257)	929
Dividends received from subsidiaries	130	250	3,396
Net (gains) losses on investments and derivatives	9	28	34
Pension and other postretirement remeasurement (gains) losses	(21)	12	179
Changes in:			
Pension and other postretirement benefits	(36)	55	(98)
Income taxes	29	(78)	(14)
Operating assets and liabilities	109	43	76
Net cash (used in) provided by operating activities	**(67)**	**(135)**	**3,213**
Cash flows from investing activities			
Proceeds from sales of investments	411	1,427	2,572
Investment purchases	(405)	(50)	(2,507)
Investment collections	374	85	39
Capital contribution or return of capital from subsidiaries	325	975	145
Disbursements for loans to subsidiaries	(380)	—	—
Proceeds from loans to subsidiaries	26	—	—
Change in short-term investments, net	(209)	(7)	6
Net cash provided by investing activities	**142**	**2,430**	**255**
Cash flows from financing activities			
Proceeds from borrowings from subsidiaries	350	—	1,000
Repayment of notes due to subsidiaries	—	(1,000)	(1,000)
Proceeds from issuance of debt	495	743	—
Redemption of preferred stock	—	(575)	—
Redemption and repayment of debt	—	(750)	—
Proceeds from issuance of preferred stock	—	587	—
Dividends paid on common stock	(962)	(925)	(926)
Dividends paid on preferred stock	(117)	(107)	(105)
Treasury stock purchases	(2)	(335)	(2,520)
Shares reissued under equity incentive plans, net	163	73	82
Other	(1)	(6)	—
Net cash used in financing activities	**(74)**	**(2,295)**	**(3,469)**
Net increase (decrease) in cash	**1**	**—**	**(1)**
Cash at beginning of year	—	—	1
Cash at end of year	**$ 1**	**$ —**	**$ —**

See accompanying notes to condensed financial information and notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Schedule II (Continued) — Condensed Financial Information of Registrant
Notes to Condensed Financial Information

1. **General**

Pursuant to rules and regulations of the Securities and Exchange Commission, the unconsolidated condensed financial statements of the Parent Company do not reflect all of the information and notes normally included with financial statements prepared in accordance with GAAP. Therefore, these condensed financial statements of the Registrant should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8.

The debt presented in Note 14 "Capital Structure" are direct obligations of or guaranteed by the Registrant. A majority of the pension and other postretirement benefits plans presented in Note 19 "Benefit Plans" are direct obligations of the Registrant.

Participating subsidiaries fund the pension plans contributions under a master services cost sharing agreement. In addition, as a result of joint and several pension liability rules under the Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended, many liabilities that arise in connection with pension plans are joint and several across all members of a controlled group of entities.

2. **Notes due to subsidiaries**

On May 14, 2024, the Registrant issued $350 million notes, with a rate of 5.57% due on May 14, 2025, to Kennett Capital Inc. The proceeds of this issuance were used for cash management purposes.

On June 17, 2022, the Registrant issued $1.00 billion notes, with a rate of 1.63% due on June 17, 2023, to Kennett Capital Inc. The proceeds of this issuance were used for cash management purposes. On June 9, 2023, the Registrant repaid $1.00 billion to Kennett Capital Inc.

On June 18, 2021, the Registrant issued $1.00 billion notes, with a rate of 0.20%, due on June 18, 2022 to Kennett Capital Inc. The proceeds of this issuance were used for cash management purposes. On June 17, 2022, the Registrant repaid $1.00 billion to Kennett Capital Inc.

3. **Supplemental Disclosures of Cash Flow Information**

The Registrant paid $395 million, $355 million and $323 million of interest on debt in 2024, 2023 and 2022, respectively.

The Allstate Corporation and Subsidiaries
Schedule III — Supplementary Insurance Information

($ in millions)	As of December 31,			For the years ended December 31,					
Segment	Deferred policy acquisition costs	Reserves for claims and claims expense, contract benefits and contractholder funds	Unearned premiums	Premium revenue and contract charges	Net investment income [2]	Claims and claims expense and accident, health and other policy benefits	Amortization of deferred policy acquisition costs	Other operating costs and expenses	Premiums written (excluding life)
2024									
Property-Liability									
Allstate Protection	$ 2,548	$ 39,964	$ 21,508	$ 53,866		$ 39,050	$ 6,676	$ 6,882	$ 55,926
Run-off Property-Liability	—	1,883	—	—		68	—	5	—
Total Property-Liability	2,548	41,847	21,508	53,866	$ 2,810	39,118	6,676	6,887	55,926
Protection Services [1]	3,161	70	5,385	2,702	94	641	1,217	1,138	2,797
Allstate Health and Benefits	64	269	16	1,921	100	1,241	146	946	1,644
Corporate and Other	—	—	—	—	88	—	—	515	—
Intersegment Eliminations [1]	—	—	—	(180)	—	(24)	—	(156)	—
Total	$ 5,773	$ 42,186	$ 26,909	$ 58,309	$ 3,092	$ 40,976	$ 8,039	$ 9,330	$ 60,367
2023									
Property-Liability									
Allstate Protection	$ 2,378	$ 37,852	$ 19,542	$ 48,427		$ 40,364	$ 6,070	$ 5,628	$ 50,347
Run-off Property-Liability	—	1,942	—	—		89	—	5	—
Total Property-Liability	2,378	39,794	19,542	48,427	$ 2,218	40,453	6,070	5,633	50,347
Protection Services [1]	3,022	64	5,150	2,381	73	632	1,058	956	2,663
Allstate Health and Benefits	540	2,235	17	1,846	82	1,071	150	881	1,598
Corporate and Other	—	—	—	—	105	—	—	676	—
Intersegment Eliminations [1]	—	—	—	(138)	—	(15)	—	(123)	—
Total	$ 5,940	$ 42,093	$ 24,709	$ 52,516	$ 2,478	$ 42,141	$ 7,278	$ 8,023	$ 54,608
2022									
Property-Liability									
Allstate Protection	$ 2,146	$ 35,537	$ 17,538	$ 43,909		$ 36,607	$ 5,570	$ 5,930	$ 45,787
Run-off Property-Liability	—	1,955	—	—		125	—	4	—
Total Property-Liability	2,146	37,492	17,538	43,909	$ 2,190	36,732	5,570	5,934	45,787
Protection Services [1]	2,768	49	4,745	2,144	48	532	928	952	2,699
Allstate Health and Benefits	528	2,201	16	1,832	69	1,042	136	852	1,594
Corporate and Other	—	—	—	—	96	—	—	712	—
Intersegment Eliminations [1]	—	—	—	(149)	—	—	—	(149)	—
Total	$ 5,442	$ 39,742	$ 22,299	$ 47,736	$ 2,403	$ 38,306	$ 6,634	$ 8,301	$ 50,080

[1] Includes intersegment premiums and service fees and the related incurred losses and expenses that are eliminated in the consolidated financial statements.

[2] A single investment portfolio supports both Allstate Protection and Run-off Property-Liability segments.

The Allstate Corporation and Subsidiaries
Schedule IV — Reinsurance

($ in millions)	Gross amount		Ceded to other companies		Assumed from other companies		Net amount		Percentage of amount assumed to net
Year ended December 31, 2024									
Life insurance in force [1]	$	22,225	$	295	$	1,208	$	23,138	**5.2 %**
Premiums and contract charges:									
Life insurance	$	258	$	5	$	16	$	269	5.9 %
Accident and health insurance		1,687		45		10		1,652	0.6
Property and casualty insurance		58,221		2,210		377		56,388	0.7
Total premiums and contract charges	$	60,166	$	2,260	$	403	$	58,309	**0.7**
Year ended December 31, 2023									
Life insurance in force	$	21,788	$	482	$	1,301	$	22,607	**5.8 %**
Premiums and contract charges:									
Life insurance	$	226	$	6	$	16	$	236	6.8 %
Accident and health insurance		1,639		41		12		1,610	0.7
Property and casualty insurance		52,301		1,989		358		50,670	0.7
Total premiums and contract charges	$	54,166	$	2,036	$	386	$	52,516	**0.7**
Year ended December 31, 2022									
Life insurance in force	$	21,271	$	614	$	1,401	$	22,058	**6.4 %**
Premiums and contract charges:									
Life insurance	$	214	$	6	$	17	$	225	7.6 %
Accident and health insurance		1,624		31		14		1,607	0.9
Property and casualty insurance		47,552		1,869		221		45,904	0.5
Total premiums and contract charges	$	49,390	$	1,906	$	252	$	47,736	**0.5**

[1] Includes results for assets classified as held for sale.

The Allstate Corporation and Subsidiaries
Schedule V — Valuation Allowances and Qualifying Accounts

($ in millions)			Additions			
Description	Balance as of beginning of period	Charged to costs and expenses	Other additions	Deductions [1]	Balance as of end of period
Year ended December 31, 2024						
Fixed income securities	$ 36	$ 3	$ —	$ 22	$ 17
Mortgage loans	11	1	—	—	12
Bank loans	22	—	—	12	10
Investments	**69**	**4**	**—**	**34**	**39**
Premium installment receivable	138	414	—	365	187
Reinsurance recoverables	65	1	—	3	63
Other assets	18	—	—	4	14
Assets	**290**	**419**	**—**	**406**	**303**
Commitments to fund mortgage loans and bank loans	1	—	—	1	—
Liabilities	**1**	**—**	**—**	**1**	**—**
Total	**$ 291**	**$ 419**	**$ —**	**$ 407**	**$ 303**
Valuation allowance for deferred tax assets	$ 69	$ —	$ —	$ —	$ 69
Year ended December 31, 2023						
Fixed income securities	$ 13	$ 23	$ —	$ —	$ 36
Mortgage loans	7	4	—	—	11
Bank loans	57	18	—	53	22
Investments	**77**	**45**	**—**	**53**	**69**
Premium installment receivable	132	348	—	342	138
Reinsurance recoverables	65	1	—	1	65
Other assets	19	—	—	1	18
Assets	**293**	**394**	**—**	**397**	**290**
Commitments to fund mortgage loans and bank loans	—	1	—	—	1
Liabilities	**—**	**1**	**—**	**—**	**1**
Total	**$ 293**	**$ 395**	**$ —**	**$ 397**	**$ 291**
Valuation allowance for deferred tax assets	$ 34	$ —	$ 35	$ —	$ 69
Year ended December 31, 2022						
Fixed income securities	$ 6	$ 7	$ —	$ —	$ 13
Mortgage loans	6	1	—	—	7
Bank loans	61	26	—	30	57
Investments	**73**	**34**	**—**	**30**	**77**
Premium installment receivable	107	313	—	288	132
Reinsurance recoverables	74	—	—	9	65
Other assets	26	—	—	7	19
Assets	**280**	**347**	**—**	**334**	**293**
Commitments to fund mortgage loans and bank loans	—	—	—	—	—
Liabilities	**—**	**—**	**—**	**—**	**—**
Total	**$ 280**	**$ 347**	**$ —**	**$ 334**	**$ 293**
Valuation allowance for deferred tax assets	$ 24	$ —	$ 10	$ —	$ 34

[1] Includes allowance for assets reclassified to held for sale.

Investor Information

Corporate Headquarters/ Home Office
The Allstate Corporation
3100 Sanders Road
Northbrook, IL 60062
(847) 402-5000
www.allstate.com

Annual Meeting
Shareholders of record are invited to attend the Annual Meeting of The Allstate Corporation on May 29, 2025, 11:00 a.m. Central Time. The company will be hosting the meeting live via the Internet. To attend the virtual meeting please visit **www.virtualshareholdermeeting.com/ALL2025**.

Holders of common stock of record at the close of business on March 31, 2025 are entitled to vote during the meeting. A notice of meeting, proxy statement and proxy card and/or voting instructions were provided to shareholders with this annual report.

Shareholder Services/Transfer Agent
For information or assistance regarding individual stock records, dividend reinvestment, dividend checks, 1099DIV and 1099B tax forms, direct deposit of dividend payments, or stock certificates, contact EQ Shareowner Services, in any of the following ways:

By telephone:
(800) 355-5191 within the U.S. or
(651) 450-4064 outside the U.S.

By mail:
EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

By certified/overnight mail:
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100

On the Internet:
account information:
shareowneronline.com

Allstate 401(k) Savings Plan
For information about the Allstate 401(k) Savings Plan, call the Allstate Benefits Center at (888) 255-7772

Investor Relations
Security analysts, portfolio managers and representatives of financial institutions seeking information about the company should contact:

Investor Relations
The Allstate Corporation
3100 Sanders Road,
Northbrook, IL 60062
(800) 416-8803
invrel@allstate.com

Communications to the Board of Directors
Shareholders or other interested parties who wish to communicate to the Board of Directors may do so by mail or email as follows. Please let us know if you are a shareholder.

By email:
directors@allstate.com

By mail:
The Allstate Corporation Nominating, Governance and Social Responsibility Committee c/o General Counsel
3100 Sanders Road
Northbrook, IL 60062

Code of Global Business Conduct
Allstate's Global Code of Business Conduct is available on the Corporate Governance section of **www.allstateinvestors.com**.

Corporate Responsibility
Information on Allstate's social responsibility programs is available at **www.allstatesustainability.com**.

Media Inquiries
Allstate Media Relations
3100 Sanders Road
Northbrook, IL 60062
(847) 402-5600

Form 10-K, Other Reports
Shareholders may receive without charge a copy of The Allstate Corporation Form 10-K annual report (filed with the U.S. Securities and Exchange Commission) and other public financial information for the year ended December 31, 2024, by contacting **invrel@allstate.com**.

The Allstate Corporation's Annual Report is available online at: **www.allstateinvestors.com/financials/sec-filings**

Stock Exchange Listing
The Allstate Corporation common stock is listed on the New York Stock Exchange under the trading symbol "ALL." Common stock is also listed on the Chicago Stock Exchange. As of January 31, 2025, there were 54,363 holders of record of The Allstate Corporation's common stock.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP 111 South Wacker Drive Chicago, IL 60606-4301

Online Information
You can access financial and other information about Allstate on our website, **www.allstateinvestors.com**, including executive speeches, investor conference calls and quarterly investor information. The information contained in any website or report referenced in this proxy statement is not incorporated by reference in, and does not form a part of, this proxy statement.



Allstate.

The Allstate Corporation
Notice of 2025 Annual
Meeting and Proxy Statement,
and 2024 Annual Report

The Allstate Corporation
3100 Sanders Road
Northbrook, IL 60062-6127